2025

Brookfield Corporation

Brookfield

ANNUAL REPORT

Five Year Financial Record

AS AT AND FOR THE YEARS ENDED DEC. 31	2025	2024	2023	2022[3]	2021[3]
PER SHARE[1]					
Net income	**$ 0.49**	$ 0.20	$ 0.41	$ 0.79	$ 1.59
Distributable earnings before realizations[2,3]	**2.27**	2.05	1.77	1.79	1.46
Distributable earnings[2,3]	**2.54**	2.64	2.02	2.17	2.64
Dividends[4]					
Cash	**0.24**	0.21	0.19	0.37	0.35
Special	—	—	—	5.33[5]	0.24[6]
Market trading price – NYSE[1]	**45.89**	38.30	26.75	20.97	32.79

1. Adjusted to reflect the three-for-two stock split effective October 9, 2025.
2. See definition of non-IFRS measures in the MD&A Glossary of Terms beginning on page 133.
3. 2022 and 2021 results do not include the effect of the special distribution of a 25% interest in BAM. After adjusting for the special distribution, distributable earnings before realizations for 2022 and 2021 were $1.59 and $1.22, respectively, and distributable earnings were $1.97 and $2.40, respectively.
4. See Corporate Dividends on page 57.
5. Represents the special distribution of a 25% interest in BAM in December 2022.
6. Represents the special distribution of our Wealth Solutions business in June 2021.

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Triton, U.S.A.

Contents

Brookfield at a Glance	3
Letter to Shareholders	8
Management's Discussion & Analysis	25
PART 1 – Our Business and Strategy	28
PART 2 – Review of Consolidated Financial Results	41
PART 3 – Operating Segment Results	60
PART 4 – Capitalization and Liquidity	90
PART 5 – Accounting Policies and Internal Controls	99
PART 6 – Business Environment and Risks	108
Glossary of Terms	133
Internal Control Over Financial Reporting	140
Consolidated Financial Statements	145
Shareholder Information	234
Board of Directors and Officers	235

2    BROOKFIELD CORPORATION

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Letter to Shareholders

Overview (As of February 12, 2026)

Overall results and business fundamentals were strong in 2025. Stock markets were volatile, but equities ended the year up, as did bonds, gold, and commodities. For those who stayed the course, it was a great year.

We had a record year with $112 billion of fundraising, $91 billion of assets sold, and approximately $175 billion of assets financed. This enabled us to acquire $126 billion of new investments. In the stock market, our shares generated a 21% return. This narrowed some of the gap between Price and Value.

The Business Environment is Much Better than it Seems

Economic fundamentals are good, and while everyone seems to feel uneasy, that appears to be the new normal. Overall equity market valuations are high in some areas of the market. But remember, twenty years from now, today's valuations will look ridiculously low for great companies.

With slowing economies and a U.S. government focused on pushing rates lower, interest rates have been coming down globally and it looks as though they will continue to do so. Lower rates will do wonders for the U.S. economy, propelling housing and consumer confidence. As the tariff impacts begin to drop off the year-over-year inflation figures, there should be scope for the Fed to achieve this. Irrespective, a short rate of around 3% and long rate of around 4% is more normal than we have seen in decades.

Capital market conditions have improved meaningfully. Both debt and equity markets have strong depth and liquidity, with debt issuers in particular able to raise capital at historically tight spreads. This has increased confidence across the investment landscape and supported a pickup in M&A activity. If interest rates evolve as expected, this dynamic should strengthen. Private real assets in this environment will continue to outperform.

Overall results and business fundamentals were strong in 2025. Our asset management business delivered record results, which underscores sustained demand for our global investment capabilities. We also continued to scale and diversify the global footprint of our wealth solutions business, advancing several key strategic initiatives.

2025 Highlights

Distributable Earnings	Deployable Capital
$6.3B	~$188B

Share Buybacks	Monetizations
$1B	~$91B

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Performance was Strong in 2025

The Price of Brookfield in the markets generated a 21% return in 2025. This exceeded the S&P 500, which was propelled by technology. As an indication of the returns that can be generated for you over the longer term, outlined below are our stock market returns on a compound return basis over the past 30+ years. For reference, $1 million invested 30+ years ago in Brookfield Corporation is worth $285 million today, representing an annualized return of 19%. Over the longer term, our stock price and intrinsic value per share have tracked each other.

Compound Stock Market Performance of Brookfield Corporation[1]

YEARS	Value of $1 Million Invested in BN	BN NYSE	S&P 500	10-Year U.S. Treasuries
	$	%	%	%
1	1,210,000	21	18	8
15	10,700,000	17	14	2
30+	285,200,000	19	11	3

With respect to this year, results were strong. Distributable earnings (“Cashflows”) before realizations were a record $5.4 billion, or $2.27 per share, for the year. This was up 11% per share over the prior year. More importantly, Cashflows before realizations per share has grown at an annual rate of ~18% since 2021.

Our asset management business delivered record results, raising $112 billion during the year across flagship and complementary strategies, which underscores sustained demand for our global investment capabilities. During the year, we also continued to scale and diversify the global footprint of our wealth solutions business, advancing several key strategic initiatives—including receiving shareholder approval to acquire Just Group in the U.K., entry into the Japanese market, and continued progress expanding access to U.S. private wealth distribution channels.

Our operating businesses generated strong Cashflows, supported by strong underlying fundamentals, high-quality assets, and continued progress advancing partnerships to enhance long-term growth. We completed record monetizations of $91 billion. With continued progress returning capital to investors and a robust pipeline of additional asset sales, we expect to realize significant carried interest into income over the next three years.

Business Success is About Focusing on the Long-Term

Long-term business success requires many things, but we believe three in particular stand out. Each is important on their own but the three together are the difference between good and great long-term returns. The first is identifying a good business with secular long-term trends behind it. The second is running a business well and letting compound returns do the work. The third is ensuring that you are never forced to be disrupted in the compounding of your returns.

First, one must find a business which can endure and evolve. For decades we have been focused on building out the backbone of the global economy—broadly speaking, this means that we are behind the scenes providing “infrastructure” to companies and individuals. Underlying this broad theme, however, is the fact that the economy always evolves and we must evolve with it. For example, consider that while we still invest in the backbone of the global economy, 50% of the things that we invest in today did not exist as widely held institutional investments 15 years ago—i.e. telecom towers, data centers, solar plants, and battery systems.

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In addition, we try to identify themes that enable us to invest in growing sectors. For the past decade, we have had three main themes: digitalization, decarbonization, and deglobalization. Each of these is still more important today for investing than when we started with them nearly ten years ago. For example, we have been building power plants for many decades but, now, for the first time in forty years, we are in a period of a very large and sustained power build-out that has decades to run.

With all this in place, the second miracle of business can take hold: compound returns. Albert Einstein said it best: "Compound interest is the eighth wonder of the world. He who understands it, earns it... he who doesn't, pays it." When one extends an investment horizon across decades, compounding stops being part of the equation, but instead becomes the dominant force. Small differences in annual returns translate into profound differences in long-term outcomes; this is not arithmetic, but instead exponential.

To put it in perspective, over the last 30+ years, by sticking to these core principles of compounding, the price of our stock, as a proxy for Value, has compounded at 19%. Over the same period, the assets we have managed have expanded from $6 billion to more than $1 trillion and as you can see below, each of our metrics have continued to compound.

Lastly, and most importantly, one must never be disrupted in the compounding process. Disruptions can arise as a result of impatience leading to the premature sale of an investment, or getting spooked by the markets and cashing out. For us, it means that we must always keep excess capital available to ensure that we can ride through any market cycle.

Holding excess fortress capital does mean that one never maximizes short-term returns, but it should be considered insurance. You only buy insurance for the possibility of a problem, and you hope you never have to make a claim. Similarly, holding excess capital and foregoing greater returns ensures that you are never in a situation of disruption to the compounding miracle.

AS AT AND FOR THE YEARS ENDED DEC 31 ($MILLIONS)	1995	2005	2015	2020	2025	30-year Compound Growth[2]
Revenues	$ 278	$ 5,220	$ 19,913	$ 64,111	$ 75,100	21%
Operating Income	195	1,319	5,480	16,022	28,506	18%
Cashflows	179	613	1,728	4,220	6,008	13%
Assets Under Management	6,000	49,700	227,803	601,983	1,181,483	20%
Corporate Borrowings	727	1,620	3,936	9,077	14,301	11%
Market Capitalization	1,488	12,988	30,345	50,787	103,009	15%

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Our Goal is to Partner With the Best

Our business strategy is to buy the best businesses, in the best countries, with the best management teams. We have found that the price for these types of business tends to be a bit higher; however, we have learned that when running a business, quality always becomes apparent with the best.

Our business relationships have also increasingly come to be with the best—as exemplified by some of our recent transactions. In 2025, we inked a number of important transactions across our businesses, with just a few examples here:

With **Google**, we signed an agreement to sell them hydro power from two of our facilities in Pennsylvania. These 20-year contracts for over $3 billion of power are among the largest private contracts for hydro power ever signed and will provide baseload power to Google in an important data center market in the U.S.; this in turn will facilitate build-out of their data center operations.

With **NVIDIA**, we signed a deal to build ai factories on a global basis, and they partnered with us to launch our new fund that will invest in ai infrastructure, including ai factories. This partnership is planned for $100 billion and is one of the first of its kind on a global basis.

With **JPMorgan**, we signed a build-to-suit agreement for a new office complex in the Powai business district of Mumbai, and they also announced plans to build a new European headquarters on our Canary Wharf Estate, reinforcing Canary Wharf's position as a premier location for large-scale global financial services tenants. The two complexes will encompass upwards of 5 million square feet and house around 25,000 people. This will provide modern best-in-class infrastructure built for the future to house their people.

With **Microsoft**, we continue to build them solar and wind facilities under a framework agreement for over 10.5 gigawatts of power. This is the largest power framework agreement ever signed and will facilitate their growth in renewables to fuel their power needs.

With the **U.S. Government**, our Westinghouse business signed a deal to sell the U.S. government $80 billion of nuclear reactors. This will assist us to restart the supply chain for nuclear in the United States and will create very substantial employment. This first of its kind contract will enable us to restart the industry.

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Flexibility and Change are Critical to Long Term Success

The ability to continually adapt is the lifeblood of a great long-term business. Consider what Meta, Alphabet and Amazon were 25 years ago—and what they have become today. Meta was just Facebook, Alphabet was only Google, and Amazon sold books. Consider that Tesla will likely not be a car company in the long term.

The ability to be flexible is one of the greatest advantages that some companies have. Single industry businesses are great—*if* you get the sector right, but seldom do trends last forever and most businesses that do not evolve will wither and die. Think Kodak cameras.

Being trusted by shareholders to continuously adapt an investment model is a special privilege. One can then focus on allocating capital to generate the greatest returns over the longer term. This flexibility is extremely valuable—and compared to others who are constrained by mandates, allows for the evolution of a business in this ever-changing world.

Furthermore, pressure to invest capital in a specific sector or market is one of the most damaging factors to long-term investment returns. It can lead to overpaying for assets or merely investing capital in sectors with sub-par long term returns. In contrast, moving capital to sectors which have a shortage or will define the future provide excellent opportunities to earn outsized returns. However, conviction, confidence and a supportive group of investors are necessary. Access to capital with flexible mandates also provides additional optionality—and in our case, we have:

Flexibility to move capital globally – Within reason and within the areas of our expertise, we can direct our investment capital towards markets where returns are the most attractive. Today, most of our excess capital is going towards digitalization, decarbonization and deglobalization whereas years ago it was going into property, pipeline infrastructure and hydro facilities. This flexibility often adds very substantially to risk/reward returns over the longer term.

Flexibility to reallocate resources – We can reallocate our people and other corporate resources to the geographic regions where we see opportunities. For example, we have reallocated a number of senior people to India and the Middle East in the past decade in order to capitalize on opportunities there.

Flexibility to build or buy – Because we have deep operating and development capabilities, we can either develop new projects or acquire assets. We always weigh new-build opportunities against acquisitions, as it is almost always lower risk to buy at a discount to cost than to develop ourselves. Our construction and development capabilities also give us the added benefit of keeping our underwriting standards sharp because we are always in touch with the replacement cost of assets.

Flexibility to repurchase our own assets – Given we have many partners, funds and public companies, we always weigh increasing the ownership of existing assets through buying the shares of our publicly listed operations or other fund interests against investing capital in external opportunities. Repurchasing our own assets is always less risky. In addition, public market acquisitions are sometimes also attractive because assets can often be purchased at less than tangible value, as we can exploit our views of Value versus the market Price.

Flexibility to access all sources of capital – Given our scale, we are among the largest counterparties of most major financial organizations in the world; we can therefore access capital in different forms and at better rates and terms than smaller businesses. This is an enormous benefit when buying and selling businesses. We also have access to both the public markets through our public entities, and the institutional market through our funds. The growth of our private wealth products for individuals will only enhance this access.

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Overall, we continue to build the organization based on maintaining this flexibility to ensure a low-risk way to earn solid returns. As is the case for a select few, we should therefore be able to enhance our returns more than single industry businesses over the longer term.

We are Laying the Backbone Infrastructure for AI

With ai increasingly in the headlines, we thought it was an appropriate time to outline how we are approaching this investment opportunity. Our focus is not on predicting which models will win, which chips will dominate, or which applications will ultimately prove enduring. Instead, we are focused on the structural need for large-scale, long-duration infrastructure capacity to support the growth of ai, and on investing in the essential physical assets required to enable it.

We are in the early stages of a multi-decade infrastructure investment cycle. Ai is emerging as a general-purpose technology, and realizing its potential will require unprecedented levels of physical infrastructure investment. Over the next decade, $7 trillion of capital will be required across the ai value chain, spanning data centers, power generation, compute infrastructure, grid modernization, fiber networks and related adjacencies. For us, this represents a large and expanding opportunity set that naturally extends our existing real estate, renewable power, and infrastructure businesses.

The role of private capital in this build-out is most evident where scale, duration and sophistication create natural barriers to entry. While ai is often discussed in terms of chips and algorithms, the largest constraint today is not technology or capital, but access to reliable power and the infrastructure required to deliver it. Meeting that demand requires long-life investments in power generation, grid reinforcement and firming capacity, alongside the physical infrastructure that converts power into usable compute.

Over the long term, the trajectory of the technology sector is defined by a dual mandate: the development of increasingly sophisticated models capable of solving complex challenges, and the aggressive reduction of the marginal cost of compute. This dynamic creates a powerful economic cycle, with increasingly efficient and capable compute accelerating adoption across the global economy and unlocking unprecedented gains in productivity and scientific discovery.

Achieving this mandate, however, is fundamentally a function of physical scale. The 'brains' of next generation ai require an industrial-grade backbone that can support high power densities and seamless connectivity. As a provider of large-scale capital and a strategic owner of core infrastructure, we are partnering with the world’s leading technology firms to build the foundational capacity required.

How we deploy capital into this opportunity is simple: our focus is on projects with land, power, long-term contracts and high-quality, investment-grade counterparties or other hard assets with tangible value. At this stage of the cycle, we believe the backbone infrastructure winners will be those who own and build foundational infrastructure for the strongest sovereign governments and investment-grade counterparties in the world.

The scale of this build-out far exceeds what corporate or sovereign balance sheets can fund alone, and favors investors with operating expertise, access to long-term capital, and the ability to execute large, sophisticated projects consistently through cycles—attributes that align with how we have built our business over many decades.

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One Leadenhall, U.K.

Great Real Estate Always Wins Over Time

Over the past forty years we have invested in, operated, and monetized real estate across market cycles. While market sentiment toward real estate inevitably shifts as capital flows tighten and loosen, and interest rates rise and fall, our experience has been consistent: great real estate, owned and operated well, compounds value over the longer term. This point can be exemplified by our portfolio, which, based on cash invested and cash taken out, has a negative book value (i.e., we have no net cash equity at cost invested), but has an estimated equity value of around $25 billion.

Our approach to real estate has always been grounded in fundamentals. We acquire assets for value, finance them conservatively and manage them actively. Some of the value in the real estate we own is created at acquisition, but much is created during ownership—through leasing execution, reinvestment, redevelopment and disciplined day-to-day operations. Cashflow generation is central to our operating model and is actively managed, informing how we operate, reinvest, and allocate capital through periods of disruption.

This owner-operator model gives us control over outcomes, which proved especially important in the most recent cycle. Dislocation was driven largely by capital markets reacting to shifting perceptions rather than by a deterioration in underlying operating fundamentals. While broader sentiment caused many to step back, we remained active—continuing to invest, develop and reposition assets. As a result, with new supply across our core markets muted and demand growing, asset values are set to rise substantially.

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Properties that we delivered or substantially repositioned over the past few years, including office assets in major global markets, are now nearly fully leased and achieving some of the highest rents on record. This includes buildings in Midtown Manhattan, West Side Manhattan, the City of London, the West End of London, and Dubai—all of which are now achieving record rents at circa 50% above those achieved pre-COVID. One recent example is One Leadenhall in London, a new office development started in the depth of COVID in 2021 and delivered in the last few months. The building is now nearly fully leased, with overall rents 20% higher than expectations, and the last leases signed approximately 50% higher than expectations and among the highest ever rents signed in the City of London.

This dynamic has also driven strong leasing across our broader portfolio. Large, creditworthy tenants are making long-term commitments to the highest-quality assets, with companies such as Visa, JPMorgan, and Moody's relocating significant portions of their operations to our properties, alongside many of our other high-quality tenants that executed long-term renewals and expansions.

Over the last year, sentiment has begun to realign with fundamentals. Liquidity has started to return to markets, and during the year we sold $24 billion of real estate while investing $33 billion in high-conviction investment opportunities. At the same time, we had our largest year of real estate financing yet, reflecting both improving market conditions and the depth of opportunities across our real estate platforms.

We enter this next phase from a position of strength, owning high-quality assets in supply-constrained markets and operating them through leading global platforms. As we have seen across cycles, great real estate, owned and managed well, always wins over time, and with few players as strong and positioned as us, we should be able to capitalize even more on this recovery.

We are Streamlining the Business

For 25 years, we have managed private funds for institutional and high-net-worth clients. More recently, we expanded our offerings to manage private funds for individuals through various channels, which are set to grow exponentially as greater allocations of retirement accounts and 401(k)s are made to alternatives.

Over the last 15+ years, we have also offered a listed version of our investment strategies in each of infrastructure, renewables, and private equity (and originally real estate also)—namely, our listed partnerships that were originally formed in Bermuda to maximize their flow-through efficiency in accessing capital globally.

In 2020, to further enhance the accessibility of these entities to global investors, we paired each of these partnerships with a listed "sister" corporate entity. Similarly, when we created our insurance business over five years ago, we used the same pairing structure such that the insurance business became a listed "sister" entity to BN, trading under the symbol BNT.

While our paired structures have been instrumental in helping us appeal to the broadest global investor base, with the continued and increasing expansion of index investing, splitting market capitalizations has now become sub-optimal.

As an initial step, last year we announced the combination of Brookfield Business Partners with its sister, Brookfield Business Corporation. As a result of this transaction, we will soon have a single listed entity that is fully index eligible and reflects the combined market cap of the two entities. Since announcement, the stocks are up ±30%.

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Next, we intend to work this year on merging BN with its paired security BNT. This will further streamline our structure and also support the next evolution of Brookfield, with one entity conducting all of our insurance and balance sheet investment activities. In addition to streamlining our structure, this will add substantial additional capital to our insurance operations, facilitating both the growth of the overall business and the advancement of our real asset focused investment strategy.

Finally, we will over time also assess our other listed entities to determine whether we can achieve more streamlining of their structures while also ensuring maximum business efficiency.

Closing

Last week, Connor Teskey was appointed CEO of BAM. I will continue as Chair of that Board in addition to my role as CEO of overall Brookfield. This appointment culminates a four-year transition process and is an important step in positioning our next generation of management to lead the company for the next ±25 years. We are excited about the prospects for BAM and thrilled to assist Connor and his team as they take BAM to new levels of success.

We remain committed to investing capital for you in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to generate increased Cashflows on a per-share basis and, as a result, higher intrinsic value per share over the longer term.

Thank you for your interest in Brookfield, and please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.

Sincerely,

Bruce Flatt
Chief Executive Officer

February 12, 2026

1. Figures for BN represent annualized total return, with dividends reinvested from August 31, 1993, to December 31, 2025.
2. Revenues and Operating Income for 2020 and 2025 includes amounts from Oaktree and BWS that are accounted for using the equity method under IFRS. Distributable earnings ("Cashflows") prior to 2020 were determined by applying historic payout ratios to reported FFO.

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NOTICE TO READERS

Pages 1 through 22 of the 2025 Annual Report must be read in conjunction with the information that appears on page 25 as well as the cautionary statements included elsewhere in the 2025 Annual Report. Except where otherwise indicated, the information provided herein is based on matters as they exist as of December 31, 2025 and not as of any future date.

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Management’s Discussion and Analysis

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Private Equity	81
Overview	28	Real Estate	85
PART 2 – REVIEW OF CONSOLIDATED		Corporate Activities	88
FINANCIAL RESULTS		PART 4 – CAPITALIZATION AND LIQUIDITY
Overview	41	Capitalization	90
Income Statement Analysis	42	Liquidity	94
Balance Sheet Analysis	49	Review of Consolidated Statement of Cash Flows	96
Consolidation and Fair Value Accounting	54	Contractual Obligations	97
Foreign Currency Translation	56	Exposures to Selected Financial Information	98
Corporate Dividends	57	PART 5 – ACCOUNTING POLICIES AND INTERNAL
Summary of Quarterly Results	58	CONTROLS
PART 3 – OPERATING SEGMENT RESULTS		Accounting Policies, Estimates and Judgments	99
Basis of Presentation	60	Management Representations and Internal
Summary of Results by Operating Segment	61	Controls	107
Asset Management	63	Related Party Transactions	107
Wealth Solutions	70	PART 6 – BUSINESS ENVIRONMENT AND RISKS	108
Renewable Power and Transition	73	GLOSSARY OF TERMS	133
Infrastructure	77
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Wealth Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management Ltd. (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Wealth Solutions business is via our equity accounted investment in Brookfield Wealth Solutions Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and an issuer in the Brookfield Property Group, which is included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the transition funds, infrastructure funds, private equity funds, real estate funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities.
Please refer to the Glossary of Terms beginning on page 133 which defines our key performance measures that we use to measure our business.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov/edgar.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.
Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this Report include statements referring to future results, performance, achievements, prospects or opportunities of Brookfield Corporation or the Canadian, U.S. or international markets, the impact of current market or economic conditions on our businesses, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our liquidity and ability to access and raise capital, our fundraising targets, our target growth objectives, our target carried interest, and the impact of acquisitions and dispositions on our business.
Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Report and such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted
26    BROOKFIELD CORPORATION

returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).
Target returns and growth objectives set forth in this Report are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.
Certain information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). We use these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS Accounting Standards. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 133 for all non-IFRS measures.
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Part 1
Our Business and Strategy

OVERVIEW
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Wealth Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.
✓    Investment Focus
    We invest in a global and diverse portfolio of high-quality assets and businesses that are predominantly long-term or perpetual in nature and have the following attributes:
•stable, largely contracted or inflation-linked, and growing revenues
•ability to drive outsized financial returns through operational excellence
•highly cash-generative
•high barriers to entry with a market leading position
•offer continuous deployment opportunities
28    BROOKFIELD CORPORATION

✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, leveraging our global presence, deep operating expertise, and large-scale, flexible capital to achieve strong returns across market cycles.
✓    Proven Capital Allocator
    We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
✓    Disciplined Financing Approach
    We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage1 reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
We calculate the value of Brookfield Corporation as the capital we have in our three core businesses—Asset Management, Wealth Solutions, and Operating Businesses. Our financial returns are represented by capital appreciation and distributions from our businesses. The primary performance measure that we use to evaluate the performance of our business is distributable earnings (“DE”)1.
ASSET MANAGEMENT
Our Asset Management business is a leading global alternative asset manager, with over $1 trillion of assets under management (“AUM”)1 as at December 31, 2025 across renewable power and transition, infrastructure private equity, real estate and credit. The business invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles. Our clients include some of the world’s largest and most sophisticated institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
Within each investment vertical, our business manages capital in a variety of products that broadly fall into one of three categories: i) long-term private funds, ii) permanent capital vehicles and perpetual strategies and iii) liquid strategies1. Products within these three strategies have similar base management fee1 and carried interest1 or performance fee1 arrangements.
Our capital in this business is held via our 73% ownership interest in Brookfield Asset Management Ltd. (“BAM”)1,2,3 for which we receive quarterly distributions, our carried interest, as well as our direct investments into and alongside private funds managed by BAM. Our direct investments are primarily comprised of capital invested in flagship real estate private funds which own high-quality assets and portfolios with operational upside (“LP Investments”) across logistics, multifamily, hospitality, office, retail, triple net lease, self-storage, student housing and the manufactured housing sectors. We also invest directly in certain private equity and credit funds.
WEALTH SOLUTIONS
Our Wealth Solutions business, via our equity accounted investment in Brookfield Wealth Solutions Ltd. (“BWS”)1, is an investment-led insurance organization focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions.
1 See definition in Glossary of Terms beginning on page 133.
2 In February 2025, the Corporation exchanged its interest in Brookfield Asset Management ULC for an interest in Brookfield Asset Management Ltd. on a one-for-one basis. Following this transaction, the Corporation holds a 73% ownership interest in BAM, which in turn holds 100% of our Asset Management business.
3 In June 2025, we transferred a 4% direct interest in BAM to our Wealth Solutions business. On a combined basis with our Wealth Solutions business, we hold a 73% ownership interest in BAM, of which 69% is held directly and 4% is held through BWS.
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As at December 31, 2025, total insurance assets within our Wealth Solutions business grew to $143 billion as retail and institutional annuity sales totaled $20 billion for the year, with 85% of annuities written during the year having a term of five years or longer. We ended the year with $12.7 billion of IFRS capital, which earns $1.9 billion of annualized cash flows, supporting a 15% return on equity.
BAM acts as the investment manager of most of the assets of BWS.
OPERATING BUSINESSES
We have approximately $34 billion of IFRS capital in our Operating Businesses as a result of our history as an owner and operator of real assets. This capital generates attractive financial returns and provides important financial stability and flexibility to the Corporation.
Renewable Power and Transition, Infrastructure, and Private Equity
Our investments in Renewable Power and Transition, Infrastructure, and Private Equity serve as publicly listed permanent capital vehicles that also act as our primary vehicles for making commitments to the private funds of our Asset Management business, providing each with a strong pipeline for growth. Each of these businesses share key characteristics—highly diversified by sector and geography, generating stable and often inflation-linked revenue streams, high cash margins, market leading positions, high barriers to entry and opportunities to invest additional capital to enhance returns—all of which enable us to generate very attractive risk-adjusted returns on our capital.
Our Renewable Power and Transition business owns a diverse portfolio of high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions investments. Our capital in this business is primarily held via our 45% ownership interest in Brookfield Renewable Partners (“BEP”)1 for which we receive quarterly distributions. We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
Our Infrastructure business is one of the world’s largest infrastructure investors, which owns and operates assets across the utilities, transport, midstream and data sectors. Our capital in this business is held via our 26% ownership interest in Brookfield Infrastructure Partners (“BIP”)1 for which we receive quarterly distributions.
Our Private Equity business is a leading global owner and operator of businesses that provide essential products and services in the business services and industrials sectors. On a combined basis with our Wealth Solutions business, we hold approximately 68% ownership interest in Brookfield Business Partners (“BBU”)1, 43% being directly held by the Corporation, and for which we receive quarterly distributions. BBU has a policy of paying a modest distribution and reinvesting the majority of its funds from operations (“FFO”)1 back into its businesses to further enhance value.
Real Estate
Our Real Estate business is a global and diversified portfolio of premier office, dominant retail, as well as multi and single family residential properties
Our capital in this business is held via our 100% ownership stake in Brookfield Property Group (“BPG”)1, which today consists of an irreplaceable portfolio of premier properties in global gateway cities that we expect to own long-term (“super core”); high-quality assets in central locations with growing NOI (“core plus”); and select portfolios undergoing repositioning to enhance value, which we expect to monetize over the shorter term (“value add” and “opportunistic”). In addition, we operate a leading land development and homebuilding platform in North America (“North American Residential”).

Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1 See definition in Glossary of Terms beginning on page 133.
30    BROOKFIELD CORPORATION

COMPETITIVE ADVANTAGES
At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We have three distinct competitive advantages that enable us to consistently identify and acquire high-quality assets and create significant value in the assets that we own and operate. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
SIGNIFICANT & PERPETUAL CAPITAL BASE
We have invested capital1 of over $180 billion and a stable and growing annual free cash flow of $6.0 billion as at December 31, 2025. The access to significant resources has enabled us to (1) pursue highly accretive growth, (2) accelerate the growth of our Asset Management business, and (3) build and grow new businesses.
GLOBAL REACH
We operate in more than 50 countries on five continents around the world.
We have incubated, built, and launched market leading businesses over the past 30 years, each of which has reached global scale and enables the Corporation to pursue acquisition or growth of the next market leader. Our existing relationships and reputation as a superior partner are true differentiators and have increasingly positioned us as the capital solutions provider of choice for major global brands. We expect to leverage our resources and reputation to continue to seek opportunities that will provide total returns of over 15%+ a year over the long-term.
SYNERGIES ACROSS STRATEGIES
We believe that separation of business activities achieves efficient capital structures and focused growth opportunities and collaboration achieves higher returns and better outcomes for all of our market leading businesses. The Corporation and its market leading businesses are strategically aligned for all of them to perform and deliver strong results for stakeholders.
The collaboration between the 5,800+2 investment and asset management professionals and employees in our Asset Management business, and approximately 250,000 operating employees located in over 50 countries on five continents, provides Brookfield with deep investment and operating expertise across several sectors and industries, global reach and unique access to proprietary investment opportunities. The complementary skill sets of our people position us to manage operational risk, achieve operating efficiencies and enhance returns.
1 See definition in Glossary of Terms beginning on page 133.
2 Includes Oaktree employees that will become Brookfield employees following Brookfield’s acquisition of the approximately 26% of Oaktree that it does not already own and approximately 1,500 fully-dedicated Brookfield operating employees that are integral to the business, including individuals focused on our core investment strategies and those undertaking various corporate activities.
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INVESTMENT CYCLE

Identify and Invest in High-Quality Assets
We follow a value-based approach to investing and allocating capital. We believe that our disciplined approach, global reach and our operating expertise enable us to identify a wide range of potential opportunities, and allow us to invest at attractive valuations and generate superior risk-adjusted returns. We also leverage our considerable expertise in executing recapitalizations, operational turnarounds and large development and capital projects, providing additional opportunities to deploy capital.

Secure Long-Term Financing
We finance our operations predominantly on a long-term, investment-grade basis, and most of our capital consists of equity and standalone asset-by-asset financing with minimal recourse to other parts of the organization. We utilize relatively modest levels of corporate debt to provide operational flexibility and optimize returns. This provides us with considerable stability, improves our ability to withstand financial downturns and enables our management teams to focus on operations and other growth initiatives.

Enhance Value and Cash Flows Through Operating Expertise
Our strong, time-tested operating capabilities enable us to increase the value of the assets within our businesses and the cash flows they produce, and they help to protect capital in adverse conditions. Our operating expertise, development capabilities and effective financing can help ensure that an investment’s full value creation potential is realized, which we believe is one of our most important competitive advantages.

Realize Capital from Asset Sales or Refinancings
We actively monitor opportunities to sell or refinance assets to generate proceeds; in the limited life funds of our Asset Management business that capital is returned to investors, and in the case of perpetual funds, we then redeploy the capital to enhance returns. In many cases, returning capital from private funds completes the investment process, locks in investor returns and gives rise to performance income.

Our Operating Cycle Leads to Value Creation
We create value from earning robust returns on our investments that compound over time and grow the fee-bearing capital of our Asset Management business. By generating value for our investors and shareholders, we increase fees and carried interest received in our Asset Management business, and grow cash flows that compound value in our invested capital.

32    BROOKFIELD CORPORATION

LIQUIDITY AND CAPITAL RESOURCES
The Corporation has $5.9 billion of core liquidity1, inclusive of our proportionate share of the cash in our Asset Management business, and $188 billion of deployable capital1 on a group basis as at December 31, 2025. We manage our liquidity and capitalization on a group-wide basis, which we organize into three principal tiers:
i)The Corporation:
•Strong levels of liquidity are maintained to support growth and ongoing operations.
•Capitalization consists of a large common equity base, supplemented with perpetual preferred shares, long-dated corporate bonds and, from time to time, draws on our corporate credit facilities.
•Certain guarantees are or may be provided on the financial obligations of perpetual affiliates and managed funds.
•High levels of cash flows are available after payment of common and preferred share dividends.
ii)Our three core businesses, including BAM, BWS, and our Operating Businesses (BEP, BIP, BBU and BPG)1:
•Strong levels of liquidity are maintained at each of our core businesses to support their growth and ongoing operations.
•Each business is intended to be self-funding with stable capitalization through market cycles.
•Financial obligations within our core businesses have no recourse to the Corporation.
iii)Investment-level, including underlying investments within our core businesses and our directly held assets:
•Each underlying investment is typically funded on a standalone basis using asset-level financing.
•Fund-level borrowings within our Asset Management business are generally limited to subscription facilities backed by the capital commitments to the fund.
•Financial obligations within our assets and funds have no recourse to the Corporation.
APPROACH TO CAPITALIZATION
We maintain a prudent level of long-dated capitalization in the form of common equity, perpetual preferred shares and corporate bonds, which provides a very stable capital structure. In addition, we maintain appropriate levels of liquidity throughout the organization to fund operating, development and investment activities as well as unforeseen requirements.
A key element of our capital strategy is to maintain significant liquidity at the corporate level, primarily in the form of cash, financial assets and undrawn credit lines.
Within BAM, BWS, and our Operating Businesses, we strive to:
•Ensure our businesses can finance their operations on a standalone basis without recourse to or reliance on the Corporation.
•Structure borrowings and other financial obligations associated with assets or portfolio companies to provide a stable capitalization at levels that are attractive to investors, are sustainable on a long-term basis and can withstand economic cycles.
•Ensure the vast majority of this debt is at investment-grade levels; however, periodically, we may borrow at sub-investment grade levels in certain parts of our business where the borrowings are carefully structured and monitored.
1 See definition in Glossary of Terms beginning on page 133.
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•Provide recourse only to the specific businesses or assets being financed, without cross-collateralization or parental guarantees.
•Match the duration of our debt to the underlying leases or contracts and match the currency of our debt to that of the assets such that our remaining exposure is on the net equity of the investment.
As at December 31, 2025, only $14 billion of long-term debt has recourse to the Corporation. The remaining debt on our consolidated balance sheet is held within managed entities and has no recourse to the Corporation but is consolidated under IFRS Accounting Standards.
LIQUIDITY
•The Corporation has very few non-discretionary capital requirements. We maintain significant liquidity ($5.9 billion in the form of corporate cash and financial assets and undrawn credit facilities) at the corporate level to further enable growth across business cycles. This does not include our ability to issue debt or monetize investments to further enhance our liquidity.
•On a group basis, as at December 31, 2025, we had record deployable capital of $188 billion, which included corporate liquidity, perpetual affiliate liquidity, and uncalled private fund commitments. Uncalled private fund commitments represent third-party commitments available for drawdown in private funds managed by BAM.

AS AT DEC. 31, 2025 (MILLIONS)	Corporate Liquidity	Deployable Capital
Cash and financial assets, net	$2,712	$64,747
Undrawn committed credit facilities	3,231	11,946
Core liquidity	5,943	—
Third-party uncalled private fund commitments	—	110,855
Deployable capital	$5,943	$187,548
CAPITAL MANAGEMENT
We utilize a metric we call the Corporation’s Capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s Capital is closely tracked and monitored by the company’s key management personnel and evaluated against management’s objectives. The primary goal of the company is to earn a 15%+ return compounded over the long term while always maintaining significant liquidity to support ongoing operations.
The Corporation’s Capital consists of the capital invested in its asset management activities, including investments in entities that it manages, its corporate investments that are held outside of managed entities and its net working capital, and is computed as follows:

AS AT DEC. 31 (MILLIONS)	2025	2024
Cash and cash equivalents	$461	$820
Other financial assets	2,114	1,234
Common equity in managed investments	58,951	56,147
Other net assets of the Corporation	891	2,238
Corporation’s Capital	$62,417	$60,439

34    BROOKFIELD CORPORATION

The Corporation’s Capital is comprised of common equity, preferred equity and corporate borrowings issued by the Corporation.

AS AT DEC. 31 (MILLIONS)	2025	2024
Common equity	$43,796	$41,874
Preferred shares	4,090	4,103
Non-controlling interest[1]	230	230
Corporate borrowings	14,301	14,232
Corporation’s Capital	$62,417	$60,439
1. These are perpetual subordinated notes issued in November 2020 by a wholly owned subsidiary of Brookfield, included within non-controlling interest.
We maintain a prudent level of capitalization at the Corporation with 79% of our book capitalization in the form of common and preferred equity. Consistent with our conservative approach, our corporate borrowings represent only 21% of our corporate book capitalization and equate to just 6% of our consolidated debt.
The remaining 94% of our consolidated debt is non-recourse and is held within managed entities and has virtually no cross-collateralization or parental guarantees by the Corporation.
The following table presents our total capitalization on a corporate and consolidated basis. Total capitalization also includes amounts payable under long-term incentive plans, deferred tax liabilities and other working capital balances:

AS AT DEC. 31 (MILLIONS)	Corporate		Consolidated
	2025	2024	2025	2024
Corporate borrowings	$14,301	$14,232	$14,301	$14,232
Non-recourse borrowings
Subsidiary borrowings	—	—	16,897	16,002
Property-specific borrowings	—	—	228,414	204,558
	14,301	14,232	259,612	234,792
Corporation’s Capital, excluding corporate borrowings	48,116	46,207	48,116	46,207
Accounts payable, deferred taxes and other	5,729	4,471	211,243	209,425
Total capitalization	$68,146	$64,910	$518,971	$490,424

Debt to capitalization[1]	21%	21%	50%	47%
Total consolidated debt to capitalization ratio of 50% increased from the prior year as a result of higher non-recourse borrowings related to acquisitions during the year.
CASH FLOW GENERATION FROM OUR CAPITAL
Our Corporation’s Capital generates significant, recurring cash flows at the corporate level, which may be used for (i) returning cash to shareholders; or (ii) reinvestment into the business. These cash flows are underpinned by:
•Distributions from our Asset Management business, which are supported by fee-related earnings1 from predominantly long-term or perpetual contractual agreements.
•Wealth Solutions operating earnings, which are backed by attractive returns earned on a balanced investment portfolio of assets that are matched to predictable, long-duration insurance liabilities.
•Distributions from Operating Businesses which are stable and backed by high-quality cash-generating real assets and essential service businesses.
These cash flows are supplemented with carried interest and disposition gains on principal investments as we monetize mature investments and return capital to our investors.

1 See definition in Glossary of Terms beginning on page 133.
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DE were $6.0 billion for the year. DE before realizations increased by 11% compared to the prior year.

FOR THE YEARS ENDED DEC. 31	2025	2024
Distributable earnings from Asset Management business	$2,767	$2,645
Wealth Solutions distributable earnings	1,671	1,350
Distributions from Operating Businesses	1,602	1,626

Leverage and Corporate costs	(587)	(683)
Preferred share dividends[1]	(177)	(176)
	(764)	(859)
Add back: equity-based compensation costs	110	109
Distributable earnings before realizations	5,386	4,871
Realized carried interest, net[2,3]	560	403
Disposition gains from principal investments[4]	62	1,000
Distributable earnings	$6,008	$6,274
1.Includes $10 million (2024 – $10 million) of dividends paid on perpetual subordinated notes for the year ended December 31, 2025.
2.Includes carried interest earned in Oaktree funds.
3.See definition in Glossary of Terms beginning on page 133.
4.Disposition gains from principal investments in the prior year are primarily related the sale of a portion of our interest in BAM, which was used to support the acquisition of AEL.

36    BROOKFIELD CORPORATION

RISK MANAGEMENT

CULTURE
COMMUNICATION
CONTINUOUS IMPROVEMENT
PROCESS INTEGRATION
Identify Risks
Assess & Evaluate
Manage & Mitigate
Monitor & Report
RISK MANAGEMENT METHODOLOGY

KEY RISK CATEGORIES

Strategic | Reputational | Financial | Regulatory Compliance | Operational

OUR APPROACH
Managing risk is an integral and critical part of our business. We have a well-established, proactive and disciplined risk management approach that is based on clear operating methods and a strong risk management culture. We ensure that we have the necessary capacity and resilience to respond to changing environments by evaluating both current and emerging risks. A robust risk management framework and methodology that is designed to enable comprehensive and consistent management of risk across the organization has been implemented. We use a thorough and integrated risk assessment process to identify and evaluate risk areas across the business, including human capital, climate change, cybersecurity, liquidity, disruption, regulatory compliance and other strategic, financial, and operational risks. Management and mitigation approaches are tailored to the specific risk areas and executed by business and functional groups for their businesses and areas of responsibility, with appropriate coordination and oversight through centralized monitoring and reporting processes.
FOCUS ON RISK CULTURE
A strong risk culture is the cornerstone of our risk management program: one that promotes measured and appropriate risk-taking, addresses current and emerging risks, and ensures employees conduct business with a long-term perspective and in a sustainable and ethical manner. This culture is reinforced by the strong commitment and leadership of our senior executives and supported by the policies and practices we have implemented, including our compensation approach.
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CENTRALIZED OVERSIGHT AND COORDINATION
We have implemented strong governance practices to monitor and oversee our risk management program. Management committees bring together required expertise to manage key risk areas, ensuring appropriate application and coordination of risk management practices across our business and functional groups, and include the following:
•Risk Management Steering Committee – supports the overall risk management program, and coordinates risk assessment and mitigation on an enterprise-wide basis
•Investment Committees – the respective investment committee oversees the investment process and reviews and approves investment transactions of that business group
•Conflicts Committee – resolves potential conflict situations related to investment processes and other corporate transactions
•Financial Risk Oversight Committee – reviews and monitors financial exposures
•Sustainability Leadership – oversees, coordinates and implements activities related to sustainability, including reviewing current and future initiatives, and monitoring sector and market trends
•Safety Leadership Committee – promotes strong safety culture, monitors safety trends, and sponsors strategic initiatives related to health, safety, security and environmental matters
•Net Zero Steering Committee – develops decarbonization targets, operationalizes decarbonization approaches and shares best practices across the organization
•Cyber Leadership Committee – facilitates knowledge sharing, including identification and mitigation of emerging threats, and enhances collaboration to help ensure efficient use of resources and maintenance of effective cybersecurity programs across business groups
•Disclosure Committee – oversees the public disclosure of material information
The Board of Directors of Brookfield Corporation (the “Board”) oversees risk management with a focus on more significant risks, and leverages management’s monitoring processes. The Board has delegated responsibility for oversight of specific risks to the following board committees:
•Risk Management Committee – oversees the management of Brookfield’s significant financial and non-financial risk exposures, including review of risk assessment and risk management practices, and confirms that the company has an appropriate risk-taking philosophy and suitable risk capacity
•Audit Committee – oversees the management of risks related to Brookfield’s financial reporting systems and procedures, as well as for associated internal and external audit processes
•Management Resources and Compensation Committee – oversees risks related to Brookfield’s management resource planning, including succession planning, executive compensation and senior executives’ performance
•Governance and Nominating Committee – oversees risks related to Brookfield’s governance structure, including the effectiveness of board and committee activities, potential conflicts of interest, and governance of sustainability initiatives
SHARED EXECUTION
Given the diversified and decentralized nature of our operations, we seek to ensure that risk is managed as close to its source as possible and by management teams that have the most knowledge and expertise in the specific business or risk area. As such, business specific risks—such as health and safety, environmental and other operational risks—are generally managed at the operating business level, as the risks vary based on the nature of each business. At the same time, we monitor key risks organization-wide to ensure adequacy of risk management, adherence to applicable Brookfield policies, and sharing of best practices.
For risks that are more pervasive and correlated in their impact across the organization—such as liquidity, foreign exchange and interest rates or where we can bring specialized knowledge—we utilize a coordinated approach that is centralized amongst our corporate and business groups. Management of strategic, reputational and regulatory and compliance risks are similarly coordinated to ensure consistent focus and implementation across the organization.
38    BROOKFIELD CORPORATION

SUSTAINABILITY
SUSTAINABILITY AT BROOKFIELD
We believe that value creation and sustainable business practices are complementary goals. Drawing on more than 100 years of experience as an owner and operator, we invest for value and seek to generate strong risk-adjusted returns for our clients across economic cycles. Our investment strategy has remained consistent throughout our history—we focus on utilizing our operational expertise to enhance long-term value through strategic and operational improvements within our operating businesses and portfolio companies.
Our Sustainability Policy codifies our longstanding strategy of integrating sustainability considerations into decision-making. It is based on the following guiding principles: mitigating the impact of our operations on the environment; striving to promote the well-being and safety of our workforce; upholding strong governance practices and acting as good corporate citizens.
For further information, we publish on our website an annual sustainability report, which provides details about our approach to integrating sustainability across our business. Our disclosures consider the Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI) standards, and are aligned with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.
Sustainability Organization and Governance
Our Board oversees our business, including reviewing major strategic initiatives and receiving progress reports on the firm’s sustainability initiatives throughout the year.
Our approach to sustainability has sponsorship and oversight from the CEOs and sustainability leads of each business group, supported by senior executives. Functional leaders (i.e., Technology Services and Human Resources) are responsible for developing, implementing and monitoring relevant sustainability factors within their functional area.
Integrating Sustainability into Our Investment Process
As part of our due diligence over investments where we have control or significant influence, we seek to assess sustainability-related opportunities and risks and factor them into the overall investment decision. This includes leveraging industry guidance to identify sustainability factors most likely to materially impact the financial condition or operating performance of companies in a given sector.
Our Sustainability Due Diligence Protocol provides guidance to investment teams on assessing bribery and corruption, cybersecurity, health and safety, human rights, modern slavery and climate-related risks, among other factors. Where warranted, we perform deeper due diligence, working with internal and third-party experts, as appropriate.
Investments, other than de minimis or follow on investments, must be approved by the applicable Investment Committee. Investment teams present the Investment Committee with the merits of each transaction, its material risks, mitigants and significant opportunities for improvement, including sustainability aspects and their potential implications for investment returns. As part of each acquisition, investment teams develop a customized integration plan that encompasses, among other items, material sustainability-related matters for evaluation or implementation.
Consistent with our management approach, it is the responsibility of management teams within each portfolio company to manage sustainability opportunities and risks through the investment’s life cycle, supported by our relevant investment teams. Management teams regularly report to their respective boards of directors from both financial and operating perspectives, including key performance indicators that incorporate material sustainability factors.
When preparing an asset for divestiture, we seek to outline potential value creation deriving from several different factors, including relevant sustainability considerations.

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Human Capital Development
Our people are our most important asset. The core values of collaboration, entrepreneurship and discipline underpin our firmwide culture. We invest in our people and prepare them for future leadership. Our firmwide culture, from our dealings with clients to the interactions among employees and executives, is defined by mutual respect, teamwork and passion, and revolves around our core values:
•Collaboration: Leadership works side by side with colleagues throughout the organization and is committed to achieving shared success. One of the key attributes that we screen carefully for in new hires is their aptitude to collaborate with others. The firm wants people to share information across groups and take an interest in all the businesses, not just the one they happen to work for at any particular point in time. We do not hire people just for a specific job; we hire for the potential of all the future positions they might hold and that will contribute to the broader success of the firm.
•Entrepreneurship: Our flat organization is results-oriented—responsibility is earned based on initiative and hard work, rather than job title—and decisions are made close to the action. This principle is not uncommon, but we have encouraged our entrepreneurial spirit throughout our growth. We look for employees who have a passion not only for what they do but also for what the firm does. The shared values of ownership extend beyond helping the company succeed or generate more revenue. It means caring about the little things as well, such as not wasting money and treating everyone with respect.
•Discipline: Our team shares an awareness of, and commitment to, our goal of generating superior long-term returns for investors. Discipline also requires that each person is expected to have a realistic understanding of his or her own abilities. We expect employees to understand their strengths, recognize their weaknesses, be willing to stretch outside their comfort zones, and be willing to ask for help when necessary.
We are committed to a hiring process that is objective, nondiscriminatory and in compliance with all applicable legislation and good governance. It is grounded in our commitment to provide equal employment opportunities with the objective of attracting the most qualified talent to our business. We proactively recruit people who align with the attributes of a Brookfield leader and have the potential to develop within our organization. Our succession process focuses on the development of early career candidates through stretch roles and exposure.
40    BROOKFIELD CORPORATION

Part 2
Review of Consolidated Financial Results
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Starting on page 54, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS Accounting Standards used to determine whether or not an investment should be consolidated.
OVERVIEW
During 2025, net income was supported by strong fundraising momentum and capital deployment in our Asset Management business, strong investment performance in our Wealth Solutions business, and the stable and resilient cash flows of our Operating Businesses.
Net income was $3.2 billion in the current year, with $1.3 billion attributable to common shareholders ($0.49 per share) and $1.9 billion attributable to non-controlling interests.
The $1.4 billion increase in net income over the prior year was primarily attributable to:
•same-store1 growth, primarily from inflation-linked revenues and organic growth initiatives across our Infrastructure and Renewable Power and Transition segments;
•an increase in other income and gains of $1.1 billion primarily due to disposition gains within our Infrastructure segment; and
•an increase in fair value changes of $998 million, primarily driven by mark-to-market increases on certain financial assets as well as the absence of an impairment of goodwill recognized within our Private Equity segment in the prior year; partially offset by
•the absence of contributions from recent dispositions, net of acquisitions, over the past year, mostly in our Real Estate, Infrastructure, and Renewable Power and Transition segments;
•an increase in interest expense of $485 million due to incremental borrowings associated with acquisitions and asset-level upfinancings to support ongoing capital projects across our businesses, partially offset by dispositions, net of acquisitions and the impact of lower rates on variable rate debt obligations and debt repayments;
•a decrease in equity accounted income of $172 million primarily due to mark-to-market changes on insurance reserves within our Wealth Solutions business and lower fair value gains on certain investment properties within our Infrastructure segment;
•an increase in income tax expense of $153 million primarily due to higher taxable income as a result of organic growth and transaction activity during the year, partially offset by the increase in deferred tax recoveries primarily attributable to tax credit monetization at our Renewable Power and Transition segment.
Our consolidated balance sheet increased as a result of net assets acquired. Further increases primarily relate to the favourable impact of foreign currency translation across our segments. This was partially offset by the impacts of depreciation and amortization as well as the deconsolidation of Brookfield India Real Estate Trust (“India REIT”) within our LP Investments included in our Asset Management segment, which is now recognized within our equity accounted investments.
1 See definition in Glossary of Terms beginning on page 133.
2025 ANNUAL REPORT    41

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for 2025, 2024 and 2023:

FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)				Change
	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Revenues	$75,100	$86,006	$95,924	$(10,906)	$(9,918)
Direct costs[1]	(56,973)	(67,936)	(81,409)	10,963	13,473
Other income and gains	2,386	1,247	6,501	1,139	(5,254)
Equity accounted income	2,557	2,729	2,068	(172)	661
Expenses
Interest	(17,100)	(16,615)	(15,503)	(485)	(1,112)
Corporate costs	(78)	(76)	(69)	(2)	(7)
Fair value changes	(1,522)	(2,520)	(1,396)	998	(1,124)
Income tax expense	(1,135)	(982)	(1,011)	(153)	29
Net income	3,235	1,853	5,105	1,382	(3,252)
Non-controlling interests	(1,928)	(1,212)	(3,975)	(716)	2,763
Net income attributable to shareholders	$1,307	$641	$1,130	$666	$(489)
Net income per share	$0.49	$0.20	$0.41	$0.29	$(0.21)
1.Direct costs include $10.4 billion of depreciation and amortization expense for the year ended December 31, 2025 (2024 – $9.7 billion; 2023 – $9.1 billion).

2025 vs. 2024
Revenues for the year were $75.1 billion, a decrease of $10.9 billion or 13% compared to 2024, primarily driven by increased contributions from our Infrastructure segment due to organic growth from inflation indexation, recent acquisitions, and rate base increases, and from our Renewable Power and Transition segment due to recent acquisitions and commissioning of recent development projects. These were more than offset by dispositions within our Private Equity segment completed in the third quarter of 2024.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on page 44.
Direct costs decreased by $11.0 billion or 16%, primarily due to the impact of dispositions within our Private Equity segment, completed in the third quarter of 2024. These were partially offset by increased costs due to inflation and organic growth within our Infrastructure segment, lower tax benefits due to the absence of the recognition of accumulated benefits in the prior year within our Private Equity segment, and higher direct costs related to recent acquisitions across our businesses.
Other income and gains of $2.4 billion primarily relate to the gains on the sale of our Australian container terminals operator, our U.K. port operation, our Mexican natural gas transmission operation, and our North American natural gas operations, all within our Infrastructure segment. Current period results also include gains on the sale of our Indian non-bank financial services home financing operation and our offshore oil services’ shuttle tanker operation, both within our Private Equity segment. Other income and gains in 2024 are primarily attributable to gains on the sale of our road fuels operation and the deconsolidation of our payment processing services operation within our Private Equity segment.
Equity accounted income decreased by $172 million primarily due to to mark-to-market changes on insurance reserves within our Wealth Solutions business and the lower fair value gains on certain investment properties within our Infrastructure segment.
42    BROOKFIELD CORPORATION

Interest expense of $17.1 billion, of which $16.4 billion relates to non-recourse financing, increased by $485 million compared to 2024 due to incremental borrowings associated with acquisitions, net of dispositions, and asset-level upfinancings to support ongoing capital projects across our businesses, partially offset by the impact of lower rates on variable rate debt obligations and debt repayments.
We recorded fair value changes of $1.5 billion compared to $2.5 billion in the prior year. The increase of $998 million is primarily driven by mark-to-market increases on certain financial assets as well as the absence of goodwill impairment recognized in the prior year within our Private Equity segment.
Refer to pages 45 - 46 for a discussion on fair value changes.
We recorded an income tax expense of $1.1 billion for the year compared to $1.0 billion in the prior year mainly due to higher taxable income as a result of organic growth and transaction activity. This is partially offset by the increase in deferred tax recoveries primarily attributable to tax credit monetization at our Renewable Power and Transition segment.
2024 vs. 2023
Revenues decreased by $9.9 billion in 2024 primarily due to increased contributions from our Infrastructure segment due to organic growth as a result of inflation indexation and rate base increases, and from our Renewable Power and Transition segment due to commissioning of recent development projects. Increased contributions are also attributable to strong same-store results from our Private Equity segment due to increased demand for higher margin advanced batteries at our advanced energy storage operation. These increases were more than offset by the absence of contributions from recent net dispositions, primarily due to the sale of our road fuels operation in the third quarter of 2024 and the deconsolidation of our nuclear technology services operation in the fourth quarter of 2023, both within our Private Equity segment.
Direct costs decreased by $13.5 billion in 2024 primarily due to the impact of the sale of our road fuels operation in the third quarter of 2024 and the deconsolidation of our nuclear technology services operation in the fourth quarter of 2023, as well as lower direct costs at our advanced energy storage operation due to the recognition of tax benefits, all within our Private Equity segment. These decreases were partially offset by increased costs due to inflation and organic growth within our Infrastructure segment and higher direct costs related to recent acquisitions primarily within our Renewable Power and Transition and Infrastructure segments.
Other income and gains of $1.2 billion in 2024 primarily relate to the gains on the sale of our road fuels operation and the deconsolidation of our payment processing services operation, both within our Private Equity segment. The other income and gains in 2023 is primarily attributable to the gains on the deconsolidation of our nuclear technology services operation within our Private Equity segment and our New Zealand data distribution business within our Infrastructure segment.
Equity accounted income increased by $661 million primarily due to contributions from the acquisition of AEL in our Wealth Solutions business, as well as our share of increases in the value of certain investment properties within our Real Estate and Infrastructure segments, partially offset by mark-to-market changes on insurance reserves within our Wealth Solutions business.
Interest expense of $16.6 billion in 2024 of which $15.9 billion relates to non-recourse financing, increased by $1.1 billion compared to 2023 due to incremental borrowings associated with acquisitions, net of dispositions, and refinancings primarily within our Infrastructure and Renewable Power and Transition segments, partially offset by the impact of lower interest rates on floating rate debt.
We recorded fair value decreases of $2.5 billion in 2024 compared to $1.4 billion in the prior year. The decrease is primarily due to valuation increases at certain U.S retail assets in our core portfolio within our Real Estate segment as a result of updated leasing assumptions and the settlement of a legacy pre-acquisition litigation at our dealer software and technology services operation, as well as impairment of goodwill at our healthcare services operation and asset impairment at our natural gas production operation, all within our Private Equity segment. Fair value decreases were also attributable to increased debt amortization costs at our global intermodal container logistics operation within our Infrastructure segment.
Income tax expense decreased by $29 million in 2024, mainly due to lower taxable income in 2024 in our Private Equity segment and the realization of tax benefits within our Renewable Power and Transition segment; partially offset by lower deferred tax recoveries due to higher valuation gains in our real estate portfolio compared to the prior year.
2025 ANNUAL REPORT    43

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
We have summarized below the impact of recent significant acquisitions and dispositions on our results for 2025:

	Acquisitions		Dispositions
FOR THE YEAR ENDED DEC. 31, 2025 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)
Renewable Power and Transition	$1,172	$177	$(635)	$(131)
Infrastructure	2,072	1	(340)	(187)
Private Equity	991	(60)	(13,905)	266
Real Estate and Other	407	138	(665)	(224)
	$4,642	$256	$(15,545)	$(276)
ACQUISITIONS
Recent acquisitions contributed incremental revenues of $4.6 billion and net income of $256 million in the current year.
Renewable Power and Transition
Within our Renewable Power and Transition segment, recent acquisitions contributed to incremental revenues of $1.2 billion and net income of $177 million. These contributions were primarily due to the acquisitions of a leading global renewables developer in France and an offshore wind portfolio in the U.K., both acquired in the fourth quarter of 2024.
Infrastructure
Recent acquisitions contributed incremental revenues of $2.1 billion and net income of $1 million. These contributions were primarily from our acquisitions of a U.S. pipeline system and a U.S. fiber network, both in the third quarter of 2025, and an Indian telecom tower operation in the third quarter of 2024.
Private Equity
Within our Private Equity segment, recent acquisitions contributed incremental revenues of $991 million and decreased net income by $60 million primarily due to amortization of intangible assets, acquisition-related transaction and restructuring costs. These contributions were primarily due to the acquisitions of an electric heat tracing systems manufacturer and a specialty consumables and equipment manufacturer in the first half of 2025.
Real Estate and Other
Recent acquisitions contributed incremental revenues of $407 million and net income of $138 million, primarily from the acquisitions of student housing and multifamily portfolios in the U.S. in the fourth quarter of 2024, and a European hospitality asset in the third quarter of 2025.
DISPOSITIONS
Recent asset sales reduced revenues and net income by $15.5 billion and $276 million in the year, respectively. The transactions that most significantly impacted our results were the disposition of our road fuels operation in the third quarter of 2024 and the deconsolidation of our healthcare services operation in the second quarter of 2025, both within our Private Equity segment, as well as sales of certain senior living, triple net lease, and student housing portfolios within our Real Estate LP investments throughout the year.

44    BROOKFIELD CORPORATION

FAIR VALUE CHANGES
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024	Change
Investment properties	$(684)	$556	$(1,240)
Transaction related income, net of expenses	7	143	(136)
Financial instruments	2,078	857	1,221
Impairment and provisions	(1,712)	(2,404)	692
Other fair value changes	(1,211)	(1,672)	461
Total fair value changes	$(1,522)	$(2,520)	$998
INVESTMENT PROPERTIES
Investment properties are recorded at fair value with changes recorded in net income. Investment properties consist of an irreplaceable collection of premier properties in global gateway cities that we expect to own long-term (“super core”); high-quality assets in central locations with growing NOI (“core plus”); and select portfolios undergoing repositioning to enhance value, which we expect to monetize over the shorter term (“value add” and “opportunistic”). In addition, we also have interests in flagship real estate private funds that are managed by BAM with long-term track records of earning strong returns.
The following table disaggregates investment property fair value changes by asset type:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024	Change
Asset Management – Real Estate LP Investments	$(1)	$855	$(856)
Real Estate – Super Core	272	214	58
Real Estate – Core Plus	43	(119)	162
Real Estate – Value Add	(477)	(221)	(256)
Real Estate – Opportunistic	(456)	(321)	(135)
Other investment properties	(65)	148	(213)
	$(684)	$556	$(1,240)
We discuss the key valuation inputs of our investment properties beginning on page 99.
Real Estate LP Investments
Valuation decreases of $1 million primarily relate to fair value uplifts in our Indian office, European student housing, and U.S. multifamily portfolios due to improved leasing assumptions, offset by valuation decreases at certain U.S. office, retail, and logistics assets due to updated market assumptions.
In the prior year, valuation increases of $855 million primarily related to our India office portfolios due to higher occupancy rates and higher valuations in our Australian senior living portfolio due to higher forecasted cash flows, partially offset by valuation decreases at certain U.S. retail assets due to updated leasing assumptions.
Super Core
Valuation increases of $272 million were primarily due to higher forecasted cash flows at certain U.S. office and retail assets as a result of updated leasing assumptions.
Valuations increases of $214 million in the prior year were mainly due to higher forecasted cash flows at certain U.S. retail assets as a result of updated leasing assumptions, partially offset by capitalization rate expansion at a U.K. office asset.
2025 ANNUAL REPORT    45

Core Plus
Core plus valuation increases of $43 million were primarily due to higher forecasted cash flows at certain U.K office assets and U.S. retail assets as a result of updated leasing assumptions, partially offset by capitalization and discount rate expansion at certain Australian office assets.
Valuation decreases of $119 million in the prior year primarily related to updated leasing assumptions at certain U.S. office and retail assets.
Value Add and Opportunistic
Valuation decreases of $477 million and $456 million on our value add and opportunistic portfolios, respectively, were primarily due to lower forecasted cash flows at certain U.S. office and retail assets as a result of updated leasing assumptions.
Prior year valuation decreases of $221 million and $321 million on our value add and opportunistic portfolios, respectively, were primarily related to capitalization rate expansion and updated market assumptions at certain U.S. office and retail assets.
Other investment properties
Other investment properties primarily include valuation changes related to certain non-core investment properties within our Infrastructure segment. Valuation decreases of $65 million, gains of $148 million in 2024, were primarily due to updated market assumptions. Our other investment properties are valued at $3.0 billion, exceeding their total cost base.
Transaction Related Income, Net of Expenses
Transaction related income, net of expenses, totaled $7 million for the year. This is primarily due to gains on the disposition of certain assets at our European hyperscale data center platform within our Infrastructure segment and a net gain recognized upon deconsolidation of India REIT within our Real Estate LP Investments. These gains were mostly offset by transaction and restructuring costs on acquisitions within our LP Investments as well as at our Private Equity and Renewable Power and Transition segments.
The prior year transaction related income, net of expenses, of $143 million were mostly due to a bargain purchase gain on the acquisition of our North American retail colocation data center business within our Infrastructure segment, partially offset by restructuring costs within our Private Equity segment and transaction costs on acquisitions within our Real Estate segment.
Financial Instruments
Financial instruments include mark-to-market gains and losses related to foreign currency, tax benefits, and derivatives.
Financial instruments mark-to-market increases of $2.1 billion for the year were primarily attributable to mark-to-market gains on tax equity within our Renewable Power and Transition segment, mark-to-market increases on foreign currency and other derivatives within our Renewable Power and Transition and Private Equity segments, and increases in the valuation of certain financial assets within our Private Equity segment.
The increase of $857 million in the prior year is mostly attributable to realization of investment tax credits and mark-to-market gains on energy derivatives, tax equity and financial assets, all within our Renewable Power and Transition segment.
Impairment and Provisions
Impairment and provisions of $1.7 billion in the year are primarily related to the derecognition of tax benefits at certain U.S. renewable energy assets within our Renewable Power and Transition segment as well as valuation decreases on our financial asset interest in a European telecom operation and impairment at our solar power solutions provider, both within our Private Equity segment.
Impairment and provisions expense of $2.4 billion in the prior year are primarily related to the impairment of goodwill at our healthcare services operation and asset impairment at our natural gas production operation, as well as the settlement
46    BROOKFIELD CORPORATION

of a legacy pre-acquisition litigation at our dealer software and technology services operation, all within our Private Equity segment.
Other Fair Value Changes
Other fair value decreases of $1.2 billion for the year are primarily attributable to debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facility, and revaluation of third-party liabilities at our Indian telecom tower operation, all within our Infrastructure segment. These decreases were partially offset by a net gain recognized upon the deconsolidation of our healthcare services operation within our Private Equity segment, a gain on the sale of our Australian senior living portfolio within our Real Estate LP investments, and a gain on the step-up revaluation of our Brazilian electricity transmission operation within our Infrastructure segment.
Other fair value decreases of $1.7 billion in the prior year are mainly attributable to debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facility, and revaluation of third-party liabilities at our Indian telecom tower operation, all within our Infrastructure segment, as well as non-controlling interests’ share of Australia senior living and India REIT valuation gains within our LP investments.
2025 ANNUAL REPORT    47

INCOME TAXES
We recorded an aggregate income tax expense of $1.1 billion in 2025 (2024 – $1.0 billion), including current tax expenses of $1.9 billion (2024 – $1.3 billion) and a deferred tax recovery of $771 million (2024 – $341 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
A reconciliation of our statutory tax rate to our effective tax rate is as follows:

FOR THE YEARS ENDED DEC. 31	2025	2024	Change
Statutory income tax rate	26%	26%	—%
(Reduction)/increase in rate resulting from:
Portion of gains subject to different tax rates	(17)	(15)	(2)
Taxable loss attributable to non-controlling interests	11	24	(13)
International operations subject to different tax rates	3	1	2
Derecognition (Recognition) of deferred tax assets	—	(19)	19
Non-recognition of the benefit of current year tax losses	14	14	—
Non-deductible expenses (non-taxable income)	—	10	(10)
Investment and production tax credits	(13)	(10)	(3)
Other	2	4	(2)
Effective income tax rate	26%	35%	(9%)
In the current year, we realized gains on disposition that were subject to tax rates different to our statutory income tax rate. This contributed to a 17% reduction in our effective tax rate in the current year.
Many of our operations are held in partially owned “flow-through” entities, such as partnerships, where the tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include losses attributable to non-controlling ownership interests in such entities, our consolidated tax provision includes only our proportionate share of the associated tax recovery. In other words, we are consolidating all of the income and losses in connection with these entities but only our share of the associated tax recovery. This increased our effective tax rate by 11% this year.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate, and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates resulted in a 3% increase in our effective tax rate this year. The difference will vary from year to year depending on the relative proportion of income or loss earned in each country.
Some of our operations generated tax losses in the period for which a tax benefit has not been recognized. This resulted in an increase to the effective tax rate by 14%.
During the year, our Infrastructure and Renewable Power segments realized investment tax credits that resulted in tax recoveries. This contributed to a 13% reduction in our effective tax rate.

48    BROOKFIELD CORPORATION

BALANCE SHEET ANALYSIS
The following table summarizes the statements of financial position of the company as at December 31, 2025, 2024, and 2023:

				Change
AS AT DEC. 31 (MILLIONS)	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Assets
Property, plant and equipment	$165,992	$153,019	$147,617	$12,973	$5,402
Investment properties	85,613	103,665	124,152	(18,052)	(20,487)
Equity accounted investments	79,881	68,310	59,124	11,571	9,186
Cash and cash equivalents	16,242	15,051	11,222	1,191	3,829
Accounts receivable and other	33,509	30,218	28,512	3,291	1,706
Intangible assets	38,496	36,072	38,994	2,424	(2,922)
Goodwill	43,355	35,730	34,911	7,625	819
Other assets	55,883	48,359	45,563	7,524	2,796
Total assets	$518,971	$490,424	$490,095	$28,547	$329
Liabilities
Corporate borrowings	$14,301	$14,232	$12,160	$69	$2,072
Non-recourse borrowings of managed entities	245,311	220,560	221,550	24,751	(990)
Other non-current financial liabilities	27,977	30,136	29,624	(2,159)	512
Other liabilities	65,188	60,113	58,519	5,075	1,594
Equity
Preferred equity	4,090	4,103	4,103	(13)	—
Non-controlling interests	118,308	119,406	122,465	(1,098)	(3,059)
Common equity	43,796	41,874	41,674	1,922	200
Total equity	166,194	165,383	168,242	811	(2,859)
	$518,971	$490,424	$490,095	$28,547	$329
2025 vs. 2024
Total assets increased by $28.5 billion from the prior year to $519.0 billion as at December 31, 2025. The increase is primarily due to recently completed business combinations and asset acquisitions, net of dispositions, across our segments. Increases in our equity accounted investments, primarily related to additional capital deployed in the development of our U.S. semiconductor manufacturing facility within our Infrastructure segment, recent acquisitions within our Renewable Power and Transition segment, and the favorable impact of foreign currency translation, as well as net valuation increases recognized on our property plant and equipment. This was partially offset by the deconsolidation of our India REIT investment, the disposition of our Australian senior living, U.S. triple net lease, and U.S. manufactured housing portfolios, all within our LP investments, as well as amortization and depreciation of our asset base since the beginning of the year.
2025 ANNUAL REPORT    49

We have summarized the impact of business combinations for the year ended December 31, 2025 in the table below:

FOR THE YEAR ENDED DEC. 31, 2025 (MILLIONS)	Infrastructure	Private Equity	Renewable Power and Transition	Real Estate and Other	Total
Cash and cash equivalents	$515	$78	$84	$31	$708
Accounts receivable and other	697	246	648	10	1,601
Other financial assets	50	—	112	2	164
Inventory	118	214	—	1	333
Equity accounted investments	—	—	919	—	919
Investment properties	—	—	—	361	361
Property, plant and equipment	11,855	210	527	970	13,562
Intangible assets	2,942	1,639	—	82	4,663
Goodwill	4,777	1,161	71	223	6,232
Deferred income tax assets	—	5	—	9	14
Total assets	20,954	3,553	2,361	1,689	28,557
Less:
Accounts payable and other	(1,266)	(277)	(276)	(99)	(1,918)
Non-recourse borrowings	(6,293)	—	(676)	(502)	(7,471)
Deferred income tax liabilities	(2,356)	(95)	—	(123)	(2,574)
Non-controlling interests	(209)	—	—	(4)	(213)
	(10,124)	(372)	(952)	(728)	(12,176)
Net assets acquired	$10,830	$3,181	$1,409	$961	$16,381
Summarized below are the key contributors to the year-over-year variances for the statement of financial position.
PP&E increased by $13.0 billion primarily as:
•acquisitions and additions of $32.5 billion, which includes the acquisition of a U.S. fiber network and a U.S. pipeline system, both within our Infrastructure segment, a fully integrated developer and operator of renewable power assets in the U.S. within our Renewable Power and Transition segment, and an electric heat tracing systems manufacturer within our Private Equity segment, as well as investments in development projects within our Renewable Power and Transition and Infrastructure segments;
•the favourable impact of foreign currency translation and other of $5.4 billion due to the depreciation of the U.S. dollar against most major currencies, primarily within our Renewable Power and Transition segment; and
•revaluation surplus of $4.9 billion primarily attributable to higher power pricing across select markets and expected growth in demand for renewable power within our Renewable Power and Transition segment, as well as strong underlying performance from inflation indexation and commissioning of capital projects within our Infrastructure segment; were partially offset by
•depreciation of $7.7 billion during the year; and
•dispositions and assets reclassified as held for sale of $15.5 billion and $6.6 billion, respectively.
We provide a continuity of PP&E in Note 12 of the consolidated financial statements.
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Investment properties predominantly consist of the company’s real estate assets. The balance as at December 31, 2025 decreased by $18.1 billion, primarily as:
•acquisitions and additions of $7.1 billion, primarily driven by the acquisitions of a portfolio of single-family rental homes in the U.S., a life sciences portfolio in Singapore, a portfolio of storage assets in Canada, two logistics portfolios in the U.S. and a logistics portfolio in Sweden, and additions, all within our LP investments; and
•the favourable impact of foreign currency translation and other of $2.3 billion due to the depreciation of the U.S. dollar against most major currencies relevant to our operations; were more than offset by
•dispositions and the reclassification of certain assets to held for sale of $23.2 billion, primarily related to the sale of U.S. office and retail assets within our Real Estate segment, and certain senior living, student housing, triple net lease, manufactured housing, logistics, and office assets within our LP Investments, as well as the reclassification to held for sale of a manufactured housing portfolio within our LP Investments; and
•the impact of the deconsolidation of India REIT within our LP investments of $3.6 billion.
We provide a continuity of investment properties in Note 11 of the consolidated financial statements.
Equity accounted investments increased by $11.6 billion in the year to $79.9 billion, primarily as:
•additions, net of disposals, of $10.5 billion primarily due to additions within our infrastructure segment as well as the acquisition of a fully integrated developer and operator of renewable power assets in the U.S. in our Renewable Power and Transition segment;
•our proportionate equity accounted comprehensive income of $3.4 billion; and
•the favorable impact of foreign currency translation and other items of $2.0 billion due to the depreciation of the U.S. dollar against most major currencies; were partially offset by
•distributions and returns of capital received of $4.3 billion.
We provide a continuity of equity accounted investments in Note 10 of the consolidated financial statements.
Cash and cash equivalents increased by $1.2 billion. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Our intangible assets and goodwill increased by $2.4 billion and $7.6 billion, respectively, primarily as the acquisition of our electric heat tracing systems manufacturer and our specialty consumables and equipment manufacturer, both within our Private Equity segment, as well as the acquisition of a U.S. pipeline system and a U.S. fiber network within our Infrastructure segment, was partially offset by the transfer to assets held for sale of our Brazilian electricity transmission operation and our U.K. rail operation's interest in a subsidiary within our Infrastructure segment.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $7.5 billion is mainly as a result of:
•an increase in other financial assets of $4.1 billion over the year, mainly due to term deposits at our U.S. semiconductor manufacturing facility within our Infrastructure segment as well as increases in the valuation of certain financial assets;
•an increase in assets held for sale of $2.5 billion largely attributable to the agreement to sell a portfolio of operating renewable energy assets in the United States, a portfolio of operating solar assets in the United States, a portfolio of hydroelectric assets in the United States all within our Renewable Power and Transition segment, and our Brazilian electricity transmission operation within our Infrastructure segment; and
•an increase in inventory of $391 million due to the acquisitions of our electric heat tracing systems manufacturer and our specialty consumables and equipment manufacturer, both within our Private Equity segment.
Corporate borrowings increased by $69 million primarily due to the issuance of senior unsecured bonds over the year, net of the repayment of maturing term notes and commercial paper.
2025 ANNUAL REPORT    51

Non-recourse borrowings of managed entities increased by $24.8 billion, primarily as upfinancings related to the continued development of our U.S semiconductor manufacturing facility and $7.5 billion related to acquisitions through business combinations during the year, including acquisitions of a U.S pipeline system and a U.S fiber network, both within our Infrastructure segment, as well as a $5.0 billion special distribution at our advanced energy storage operation within our Private Equity segment, and the impact of foreign exchange, was partially offset by debt repayments within our Real Estate segment.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due in more than one year’s time. The decrease of $2.2 billion was primarily due to a decrease in subsidiary equity obligations due to the deconsolidation of the India REIT.
Other liabilities increased by $5.1 billion primarily due to an increase in deferred tax liabilities as a result of acquisitions within our Infrastructure and Private Equity segments as well as an increase in liabilities associated with assets classified as held for sale.
2024 vs. 2023
Total assets as at December 31, 2024 were $490.4 billion, compared to $490.1 billion as at December 31, 2023. The increase is due to business combinations and asset acquisitions, net of dispositions, mostly in our Renewable Power and Transition and Infrastructure segments. Increases in our equity accounted investments, primarily related to acquisitions within our Renewable Power and Transition segment and incremental capital invested in our Wealth Solutions business via BBU units, and BAM shares to support the acquisition of AEL, as well as net valuation increases recognized on our property plant and equipment, also contributed to the increase in total assets. This was partially offset by the deconsolidation of Brookfield Strategic Real Estate Partners (“BSREP”) IV within our LP investment, as well as amortization and depreciation of our asset base and the unfavorable impact of foreign currency translation.
PP&E increased by $5.4 billion primarily as a result of acquisitions and additions, net of dispositions, completed across our segments, revaluation surplus largely within our Renewable Power and Transition and Infrastructure segment partially offset by the unfavourable impact of foreign currency translation and depreciation.
Investment properties were $20.5 billion lower at the end of 2024 compared to 2023 primarily driven by additions in our Real Estate segment offset by impact of the deconsolidation of BSREP IV within our LP investments and asset sales and the classification of certain assets to held for sale, primarily related to the transfer of certain office, retail and logistics assets to held for sale within our Real Estate segment and LP investments.
Equity accounted investments increased by $9.2 billion primarily due to additions, net of disposals, and our proportionate share of comprehensive income, partially offset by distributions and returns of capital received.
Cash and cash equivalents decreased by $3.8 billion as at December 31, 2024 compared to 2023. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Intangible assets decreased by $2.9 billion primarily related acquisitions of our North American retail colocation data center and our Indian telecom tower operation within our Infrastructure segment were more than offset by the unfavourable impact of amortization and foreign currency translation within our Private Equity and Infrastructure segments.
Goodwill increased by $819 million primarily related to the acquisition of our French renewable portfolio within our Renewable Power and Transition segment, partially offset by impairment of goodwill at our healthcare services operation, the deconsolidation of our payment processing services operation and disposition of our road fuels operation, all within our Private Equity segment.
52    BROOKFIELD CORPORATION

Other assets increased by $2.8 billion as the increase in assets held for sale across our businesses was partially offset by lower inventory from dispositions within our Private Equity segment and the deconsolidation of BSREP IV within our LP investments, as well as a decrease in other financial assets due to the conversion of preferred shares in our Wealth Solutions business into common shares in December 2024.
Corporate borrowings increased by $2.1 billion from the issuance of $750 million of 30-year bonds in March 2024, the issuance of $450 million of 10-year bonds and the re-opening of $200 million of 30-year bonds in June 2024, as well as the issuance of $700 million 30-year subordinated debt in December 2024, and commercial paper issuances throughout the year, partially offset by repayment of maturing term notes.
Non-recourse borrowings decreased by $1.0 billion in 2024, primarily due to the deconsolidation of BSREP IV within our LP investments, partially offset by acquisitions and upfinancings within our Renewable Power and Transition and Infrastructure segments.
Other non-current financial liabilities increased by $512 million from 2023, primarily due to an increase in subsidiary equity obligations at our Indian telecom operation within our Infrastructure segment.
Other liabilities increased by $1.6 billion primarily as the aforementioned classification to held for sale of certain assets within our Renewable Power and Transition, Private Equity and Real Estate segments, and LP investments, was partially offset by a decrease in the current portion of accounts payable and other.
EQUITY
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 – Capitalization and Liquidity.
COMMON EQUITY
The following table presents the major contributors to the year-over-year variances for common equity:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Common equity, beginning of year	$41,874	$41,674
Changes in period
Net income attributable to shareholders	1,307	641
Other comprehensive income	1,833	766
Common dividends	(552)	(495)
Preferred dividends	(167)	(168)
Repurchases, net of equity issuances	(864)	(940)
Ownership changes and other	365	396
	1,922	200
Common equity, end of year	$43,796	$41,874
Common equity increased by $1.9 billion to $43.8 billion during the year, primarily due to:
•net income attributable to common shareholders of $1.3 billion;
•other comprehensive income of $1.8 billion, primarily related to revaluation gains on property, plant and equipment within our Renewable Power and Transition and Infrastructure segments and foreign currency translation, partially offset by unrealized mark-to-market movements on commodity hedges and financial assets across our businesses; and
•ownership changes and other of $365 million primarily related to a gain on sale of a portion of our interest in BAM to our Wealth Solutions business; partially offset by
•distributions of $719 million to shareholders as common and preferred share dividends; and
•share repurchases, net of issuances, of $864 million, mainly related to the repurchase of 28.0 million Class A Limited Voting Shares (“Class A shares”) during the year.
2025 ANNUAL REPORT    53

NON-CONTROLLING INTERESTS
Non-controlling interests in our consolidated results primarily consist of third-party interests in BAM, BEP, BIP, BBU, BPG and their consolidated entities as well as fund investors and other participating interests in our consolidated investments as follows:

AS AT DEC. 31 (MILLIONS)	2025	2024
Brookfield Asset Management	$2,355	$2,269
Brookfield Renewable Partners	31,010	32,635
Brookfield Infrastructure Partners	33,229	27,651
Brookfield Business Partners	13,421	15,429
Brookfield Property Group	26,288	25,725
Other participating interests	12,005	15,697
	$118,308	$119,406
Non-controlling interests decreased by $1.1 billion during the year, primarily due to:
•comprehensive income attributable to non-controlling interests, which totaled $7.1 billion; more than offset by
•ownership changes of $4.3 billion, primarily related to the acquisition of remaining non-controlling interests in a leading global renewables developer in France and the deconsolidation upon sale of an additional 25% interest in a 845 MW portfolio of U.S. wind assets in our Renewable Power and Transition segment, partially offset by the acquisition of a U.S. pipeline system and U.S. fiber network in our Infrastructure segment; and
•distributions, net of equity issuances of $4.0 billion, primarily related to a special distribution by our advanced energy storage operation in our Private Equity business.
CONSOLIDATION AND FAIR VALUE ACCOUNTING
As a Canadian domiciled public corporation, we report under IFRS Accounting Standards, while many other issuers that may be considered peers report under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). There are many differences between U.S. GAAP and IFRS Accounting Standards, but the two principal differences affecting our consolidated financial statements compared to those of other issuers are consolidation and fair value accounting.
In particular, U.S. GAAP allows some issuers to report certain investments, which qualify as variable interest entities, at fair value as a single line item on their balance sheet on a proportionate ownership basis as opposed to consolidating the underlying funds that the investment is held in inclusive of non-controlling interests. This approach is not available under IFRS Accounting Standards. This can create significant differences in the presentation of our financial statements as compared to other issuers.
CONSOLIDATION
Our consolidation conclusions under IFRS Accounting Standards may differ from other issuers who report under U.S. GAAP for two primary reasons:
•U.S. GAAP uses a voting interest model or a variable interest model to determine consolidation requirements, depending on the circumstances, whereas IFRS Accounting Standards uses a control-based model. We generally have the contractual ability to unilaterally direct the relevant activities of the funds managed by our Asset Management business; and;
•we generally invest significant amounts of capital alongside clients of our Asset Management business and partners, which means that we earn meaningful returns as a principal investor in addition to our share of asset management returns compared to others who may act solely as an agent.
As a result, in many cases, we control entities in which we hold only a minority economic interest. For example, a Brookfield-sponsored private fund to which we have committed 30% of the capital may acquire 80% of the voting interest in an investee company. The contractual arrangements generally provide us with the irrevocable ability to direct the funds’
54    BROOKFIELD CORPORATION

relevant activities. Based on these facts, we would control the investment because we exercise decision-making power over a controlling interest of that business and our 24% economic interest provides us with sufficient exposure to the variable returns of a principal.
All entities that we control are consolidated for financial reporting purposes. As a result, we include 100% of these entities’ revenues and expenses in our Consolidated Statements of Operations, even though a substantial portion of their net income is attributable to non-controlling interests. Furthermore, we include all of the assets, liabilities, including non-recourse borrowings, of these entities in our Consolidated Balance Sheets, and include the portion of equity held by others as non-controlling interests.
Intercompany revenues and expenses between Brookfield and its subsidiaries, such as asset management fees, are eliminated in our Consolidated Statements of Operations; however, these items affect the attribution of net income between shareholders and non-controlling interests. For example, asset management fees paid by our perpetual affiliates to our Asset Management business are eliminated from consolidated revenues and expenses. However, as the common shareholders are attributed 73%1 of the fee revenues2 while only attributed their proportionate share of the listed affiliates’ expenses, the amount of net income attributable to common shareholders is increased with a corresponding decrease in net income attributable to non-controlling interests.
FAIR VALUE ACCOUNTING
Under U.S. GAAP, many issuers who may be considered our peers account for their funds as investment companies and reflect their investments at fair value.
Under IFRS Accounting Standards, as a parent company, we are required to look through our consolidated and equity accounted investments and account for their assets and liabilities under the applicable IFRS Accounting Standards. We reflect a large number of assets at fair value, namely our investment properties, renewable power facilities and certain infrastructure assets which are typically recorded at amortized cost under U.S. GAAP. However, there are other assets that are not subject to fair value accounting under IFRS Accounting Standards and are therefore carried at amortized cost, which would be more consistent with U.S. GAAP.
Under both IFRS and U.S. GAAP Accounting Standards, the value of target carried interest, net of direct costs, of our Asset Management business is generally not reflected on the balance sheet despite being a material component of the value of our business.
For additional details on the valuation approach for the relevant segments, critical assumptions and related sensitivities, refer to Part 5 – Accounting Policies and Internal Controls.

1 In June 2025, we transferred a 4% direct interest in BAM to our Wealth Solutions business. On a combined basis with our Wealth Solutions business, we hold a 73% ownership interest in BAM, of which 69% is held directly and 4% is held through BWS.
2 See definition in Glossary of Terms beginning on page 133.
2025 ANNUAL REPORT    55

FOREIGN CURRENCY TRANSLATION
A portion of our capital is invested in non-U.S. dollar currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT DEC. 31	Year-End Spot Rate			Appreciation/(Depreciation) against U.S. Dollar		Average Rate			Appreciation/(Depreciation) against U.S. Dollar
	2025	2024	2023	2025 vs. 2024	2024 vs. 2023	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Australian dollar	0.6673	0.6188	0.6812	8%	(9%)	0.6450	0.6597	0.6644	(2%)	(1%)
Brazilian real[1]	5.5036	6.1920	4.8403	13%	(22%)	5.5866	5.3908	4.9953	(4%)	(7%)
British pound	1.3475	1.2516	1.2731	8%	(2%)	1.3191	1.2781	1.2439	3%	3%
Canadian dollar	0.7286	0.6953	0.7547	5%	(8%)	0.7159	0.7301	0.7412	(2%)	(1%)
Colombian peso[1]	3,774.7	4,405.8	3,854.9	17%	(13%)	4,051.3	4,074.4	4,320.5	1%	6%
Euro	1.1746	1.0353	1.1039	13%	(6%)	1.1304	1.0820	1.0816	4%	—%
1.Using Brazilian real and Colombian peso as the price currency.
Year end spot foreign currency exchange rates relative to the U.S. dollar appreciated compared to December 31, 2024. As at December 31, 2025, our common equity of $43.8 billion was invested in the following currencies: U.S. dollars – 58% (December 31, 2024 – 64%); British pounds – 13% (December 31, 2024 – 12%); Canadian dollars – 7% (December 31, 2024 – 2%); Euro – 5% (December 31, 2024 – 8%); Brazilian reais – 4% (December 31, 2024 – 4%); Australian dollars – 4% (December 31, 2024 – 3%); and other currencies – 9% (December 31, 2024 – 7%).
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. dollar currencies:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024	Change
Australian dollar	$508	$(697)	$1,205
Brazilian real	891	(2,279)	3,170
British pound	1,119	(233)	1,352
Canadian dollar	182	(1,040)	1,222
Colombian peso	1,288	(782)	2,070
Euro	2,325	(952)	3,277
Other	384	(992)	1,376
Total cumulative translation adjustments	6,697	(6,975)	13,672
Currency hedges	(3,391)	2,937	(6,328)
Total cumulative translation adjustments net of currency hedges	$3,306	$(4,038)	$7,344
Attributable to:
Shareholders	$797	$(778)	$1,575
Non-controlling interests	2,509	(3,260)	5,769
	$3,306	$(4,038)	$7,344
The foreign currency translation of our equity, net of currency hedges, increased consolidated equity by $3.3 billion for the year ended December 31, 2025, of which our share was $797 million. This was attributable to higher year-end rates across most currencies relative to the U.S. dollar.
We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were low as at December 31, 2025.
56    BROOKFIELD CORPORATION

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during 2025, 2024 and 2023, are summarized in the following table. Dividends to the Class A and B Limited Voting Shares have been adjusted to reflect the three-for-two stock split completed on October 9, 2025.

	Distribution per Security
	2025	2024	2023
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.24	$0.21	$0.19
Class A Preferred Shares
Series 2	0.63	0.88	0.89
Series 4	0.63	0.88	0.89
Series 13	0.63	0.88	0.89
Series 17	0.85	0.87	0.88
Series 18	0.85	0.87	0.88
Series 24	0.58	0.59	0.60
Series 26	0.69	0.70	0.71
Series 28	0.82	0.84	0.85
Series 30	1.09	1.11	1.13
Series 32[3]	1.21	1.23	1.02
Series 34[4]	1.10	1.04	0.82
Series 36	0.87	0.89	0.90
Series 37	0.88	0.89	0.91
Series 38[5]	0.86	0.65	0.66
Series 40[6]	1.04	0.82	0.75
Series 42[7]	0.80	0.59	0.60
Series 44[8]	0.89	0.91	0.93
Series 46	0.96	0.98	1.00
Series 48	1.11	1.14	1.15
Series 51	0.79	1.11	1.12
Series 52	0.43	0.44	0.45
1.Class B Limited Voting Shares (“Class B shares”).
2.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
3.Dividend rate reset commenced October 1, 2023.
4.Dividend rate reset commenced April 1, 2024.
5.Dividend rate reset commenced April 1, 2025.
6.Dividend rate reset commenced October 1, 2024.
7.Dividend rate reset commenced July 1, 2025.
8.Redeemed on December 31, 2025.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
2025 ANNUAL REPORT    57

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our Real Estate, Infrastructure and Private Equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our Real Estate business typically generates consistent same-store net operating income on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our Infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our Private Equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. Within our infrastructure services, our work access services is subject to potential seasonal fluctuations in the demand for services. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our residential mortgage insurer, fluctuate based on seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic gains and losses on monetization and impairments.
Our condensed statements of operations for the eight most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2025					2024
	Q4	Q3	Q2	Q1		Q4	$22,907	Q3	Q2	Q1
Revenues	$20,156	$18,917	$18,083	$17,944	519	$19,426		$20,623	$23,050	$22,907
Net income (loss)	1,681	284	1,055	215	102	101		1,518	(285)	519
Net income to shareholders	743	219	272	73		432		64	43	102
Per share[1]					$0.04
– diluted	$0.30	$0.08	$0.10	$0.01	0.04	$0.17		$0.01	$—	$0.03
– basic	0.31	0.08	0.10	0.01		0.17		0.01	—	0.03
1.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

FOR THE PERIODS ENDED (MILLIONS)	2025				2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Fair value changes[1]	$(759)	$(736)	$797	$(824)	$(1,759)	$(166)	$(753)	$158
Income taxes	(114)	(504)	(134)	(383)	(259)	(138)	(304)	(281)
Net impact	$(873)	$(1,240)	$663	$(1,207)	$(2,018)	$(304)	$(1,057)	$(123)
1.Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method.
58    BROOKFIELD CORPORATION

Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the fourth quarter of 2025, revenues increased in comparison to the prior quarter primarily due to organic growth initiatives at our Infrastructure and Renewable Power and Transition segments, and increased sales volumes at our North American residential business within our Real Estate segment. Net income increased due to gains associated with the disposition of certain assets within our Infrastructure segment.
•In the third quarter of 2025, revenues increased in comparison to the prior quarter primarily due to organic growth initiatives at our Infrastructure and Private Equity segments as well as contributions from the acquisition of a U.S. pipeline system within our Infrastructure segment. Net income decreased due to the absence of contributions from recent dispositions, primarily within our Real Estate segment.
•In the second quarter of 2025, revenues were consistent with the prior quarter. Net income increased due to valuation increases on our U.S. manufactured housing and triple net lease portfolios, as well as the derecognition of deferred tax liabilities on the sale of our Australian senior living portfolio, both in our LP investments, and a net gain recognized on the deconsolidation of our healthcare services operation within our Private Equity segment.
•In the first quarter of 2025, revenues decreased in comparison to the prior quarter primarily due to lower revenues at our offshore oil services following the disposition of its shuttle tanker operation within our Private Equity segment, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income increased due to gains associated with the disposition of our Mexican natural gas transmission pipelines within our Infrastructure segment and absence of certain impairments and provisions from the prior quarter, partially offset by fair value decreases in our Real Estate and Infrastructure segments.
•In the fourth quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the disposition of our road fuels operation as prior quarter included partial revenues due to the timing of the sale, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income decreased as increased equity accounted income from growth in our Wealth Solutions business and higher valuations of certain equity accounted investment properties within our Real Estate and Infrastructure segments were more than offset by the impairment of goodwill at our healthcare services operation, asset impairment at our natural gas production operation, and the settlement of a legacy pre-acquisition litigation at our dealer software and technology services operation, all within our Private Equity segment.
•In the third quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the disposition of our road fuels operation, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income increased primarily from the recognition of tax benefits at our advanced energy storage operation and gains associated with the disposition of our road fuels operation, both within our Private Equity segment, partially offset by mark-to-market decreases related to insurance reserves within our Wealth Solutions business.
•In the second quarter of 2024, revenues increased in comparison to the prior quarter primarily due to lease commencements and higher rents at certain properties within our Real Estate segment and our LP investments within our Asset Management segment. Net income decreased as contributions from the close of AEL were more than offset by fair value decreases at certain U.S. value add properties within our Real Estate segment, and as the prior quarter included a bargain purchase gain on the acquisition of our North American retail colocation data center business within our Infrastructure segment.
•In the first quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the deconsolidation of our nuclear technology services operation and lower volumes at our engineered components manufacturing operation, partially offset by increased contributions in our Renewable Power and Transition segment from the acquisition of a U.S. renewable portfolio. Net income decreased due to lower disposition gains compared to the prior quarter.
2025 ANNUAL REPORT    59

Part 3
Operating Segment Results
BASIS OF PRESENTATION
HOW WE MEASURE AND REPORT OUR OPERATING SEGMENTS
Our operations are organized into our Asset Management business, our Wealth Solutions business, our four Operating Businesses and our Corporate Activities, which collectively represent seven operating segments for internal and external reporting purposes.
For our Asset Management and Wealth Solutions segments, we measure operating performance using DE1. To further assess operating performance for our Asset Management segment, we also report unrealized carried interest1 which represents carried interest generated on unrealized changes in the fair value of our private funds, net of realized carried interest1. Net operating income (“NOI”)1 is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”)1 is used for our other operating segments. We also monitor the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital1 allocated to a particular business segment, which we use interchangeably with segment common equity.
Our operating segments are global in scope and are as follows:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions1 and performance income, including performance fees1, transaction fees and carried interest1. The Asset Management business also includes our direct investments into and alongside private funds managed by BAM.
ii.The Wealth Solutions business includes our equity accounted interest in BWS, an investment-led insurance organization focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions.
Operating Businesses
iii.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets, distributed energy and sustainable solutions.
iv.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
v.The Private Equity business includes a broad range of industries, and is mostly focused on ownership and operations in the business services and industrials sectors.
vi.The Real Estate business includes the ownership, operation and development of super core, core plus, value add, opportunistic, and North American Residential assets.
vii.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are allocated to each operating segment based on an internal pricing framework.

1 See definition in Glossary of Terms beginning on page 133.
60    BROOKFIELD CORPORATION

In assessing operating performance and capital allocation, we separately identify the portion of DE, NOI, or FFO and common equity that relate to each segment, where applicable. We believe that identifying the key operating metrics attributable to each segment enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances between reporting periods. Additional information with respect to our listed affiliates (BAM, BEP, BIP, BBU) is available in their public filings. We also separately identify the components of realized carried interest, net1, and realized disposition gains1 included within the DE and FFO of each segment in order to facilitate analysis of variances between reporting periods.
SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents DE, FFO, NOI and common equity by segment, where applicable, on a period-over-period basis for comparative purposes:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	DE1,2			FFO1,2 / NOI[1,2]			Common Equity
	2025	2024	Change	2025	2024	Change	2025	2024	Change
Asset Management	$3,327	$3,048	$279				$15,511	$17,338	$(1,827)
Wealth Solutions[3]	1,671	1,350	321				12,742	10,872	1,870
Operating Businesses
Renewable Power and Transition				$584	$470	$114	4,860	4,485	375
Infrastructure				757	567	190	2,311	2,202	109
Private Equity				455	951	(496)	1,890	1,879	11
Real Estate				3,144	3,397	(253)	25,141	23,085	2,056
Corporate Activities				(535)	271	(806)	(18,659)	(17,987)	(672)
Total	$6,008	$6,274	$(266)				$43,796	$41,874	$1,922
1.DE is the key performance metric for our Asset Management and Wealth Solutions segments. NOI is the key performance metric for the Real Estate segment only. FFO is the key performance metric for the Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments.
2.See definition in Glossary of Terms beginning on page 133.
3.Our common equity in our Wealth Solutions business includes $4.2 billion of distributable earnings retained in this business, mark-to-market movements on our investment portfolio and reserves and other adjustments required under IFRS.
During the year, we generated strong results with DE1 totaling $6.0 billion. DE before realizations1 were $5.4 billion for the year, an increase of $515 million or 11% over the prior year. The increase is attributable to continued fundraising momentum and capital deployment in our Asset Management business, strong investment performance and continued growth of the insurance asset base in our Wealth Solutions business, and growing cash flows of our Operating Businesses.
Our Asset Management business DE was $3.3 billion in the current year, an increase of $279 million or 9% over the prior year. BAM benefited from strong fundraising momentum, raising $112 billion for the year, including $24 billion from our retail and wealth clients, as well as from a broad range of complementary strategies and our flagship strategies, which included the final closes of the latest vintages of our energy transition strategy, our opportunistic credit strategy, and our opportunistic real estate strategy. Fee-bearing capital1 increased by $64 billion or 12% over the prior year, supporting growth in fee-related earnings1 of 22%. Asset Management DE includes distributions from our direct investments of $876 million in the current year.
DE from our Wealth Solutions business was $1.7 billion, a $321 million increase from the prior year, supported by strong investment performance and continued expansion of the insurance asset base. During the year, we originated $20 billion of retail and institutional annuities, increasing insurance assets to $143 billion, with 85% of annuities written during the year having a term of five years or longer.
1 See definition in Glossary of Terms beginning on page 133.
2025 ANNUAL REPORT    61

Renewable Power and Transition’s FFO increased by $114 million compared to the prior year primarily due to the commissioning of development assets across our portfolio, strong hydrology in Canada and Colombia, higher contributions from our global nuclear services business, and favourable results from our energy contracts. This was partially offset by lower hydrology in Brazil, net disposition activity, increased interest expense due to additional borrowings to finance ongoing capital projects, and higher management fees from the increased market capitalization at BEP.
Infrastructure’s FFO increased by $190 million compared to the prior year, primarily due to inflation indexation on contracts, volume growth in our utilities, midstream and data businesses, and disposition gains from the sale of our Australian container terminal operations, as well as commissioning of capital projects across our businesses. This was partially offset by net disposition activity, increased interest expense related to additional borrowings to finance ongoing investments, the impact of foreign exchange, and higher management fees from the increased market capitalization at BIP.
Private Equity’s FFO was $455 million in the current year. Excluding the impact of our reduced direct ownership in BBU1, realized disposition gains, and the contributions from the recognition of accumulated tax benefits at our advanced energy storage operation in industrials in the prior year, operating FFO decreased by $94 million. This was primarily as same-store growth from across our businesses and increased demand for higher margin advanced batteries at our advanced energy storage operation in industrials, was more than offset by net disposition activity in our business and infrastructure services operations throughout 2024, higher borrowing costs primarily associated with a special distribution from our advanced energy storage operation in the first quarter of 2025, and performance fees distribution to BAM from the increased market capitalization of BBU.
Our Real Estate business continues to build momentum amid a broad-based global recovery. Operating fundamentals remain strong across our portfolio, with occupancy rates remaining high at 96% and 95% in our super core and core plus portfolios, respectively. BPG’s NOI for the year was $3.1 billion compared to $3.4 billion in the prior year, as same-store super core NOI growth was more than offset by net disposition activity and lower lot sales at our North American residential business.
Common equity increased by $1.9 billion to $43.8 billion in the year ended December 31, 2025 primarily due to comprehensive income and ownership changes, partially offset by share repurchases, net of issuances and distributions to common and preferred shareholders. Ownership changes were primarily related to a gain on sale of a portion of our interest in BAM to our Wealth Solutions business. Refer to Part 2 – Review of Consolidated Financial Results for details.
1 In the fourth quarter of 2024, BWS acquired a $1 billion economic interest in BBU from the Corporation. On a combined basis, we hold a 68% ownership interest in BBU, which is held 43% directly in BBU and 25% through BWS.
62    BROOKFIELD CORPORATION

Asset Management
BUSINESS OVERVIEW
Our Asset Management business is a leading global alternative asset manager, with over $1 trillion of assets under management as at December 31, 2025 across renewable power and transition, infrastructure private equity, real estate, and credit.
In February 2025, the Corporation exchanged its interest in Brookfield Asset Management ULC for an interest in Brookfield Asset Management Ltd. (“BAM”) on a one-for-one basis. Following this transaction and as at December 31, 2025, our capital in this business is held via our 73% ownership interest in BAM1, which in turn holds 100% of our Asset Management business.
The business invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles. Our clients include some of the world’s largest and most sophisticated institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
The collaboration between the 5,800+2 investment and asset management professionals and employees in our Asset Management business, and approximately 250,000 operating employees located in over 50 countries on five continents, provides Brookfield with deep investment and operating expertise across several sectors and industries, global reach and unique access to proprietary investment opportunities.
We put our own capital to work alongside our investors’ in virtually every transaction, aligning interests and leveraging our global presence, the synergies of our business and large-scale, flexible capital to achieve strong returns across market cycles.
We offer our clients a large and growing number of investment products to assist them in achieving their financial goals, providing a diverse set of long-term and perpetual private funds and dedicated public vehicles across each of the asset classes in which we invest and spanning various investment strategies.
As the asset manager of these investment products, our Asset Management business earns base management fees in addition to incentive distributions, performance fees, or carried interest depending on the product offering.
Our Asset Management business focuses on raising capital by establishing new investment products for our clients, identifying and acquiring high-quality assets, delivering strong underlying investment performance and executing timely monetizations or refinancings. If we execute in these areas, this should equate to growth in fee-bearing and carry eligible capital3 and in turn higher fee revenues, fee-related earnings and realized carried interest over time.
We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business. These investments include flagship real estate private funds that are managed by BAM with long-term track records of earning strong returns, as well as capital invested in other real estate, private equity, opportunistic and other credit funds managed by BAM, and other investments.
OUTLOOK AND GROWTH INITIATIVES
We provide a highly diversified suite of alternative investment strategies to our clients and are constantly seeking to innovate new strategies to meet their needs. We have over 55 unique active strategies that span a wide range of risk-adjusted returns, including opportunistic, value-add, core, super-core, and credit.
Our business model has proven to be resilient through economic cycles, due to our strong foundation and discipline. Overall, our business is stronger and more diversified than ever and well positioned to deliver continued growth.
1 In June 2025, we transferred a 4% direct interest in BAM to our Wealth Solutions business. On a combined basis with our Wealth Solutions business, we hold a 73% ownership interest in BAM, of which 69% is held directly and 4% is held through BWS.
2 Includes Oaktree employees that will become Brookfield employees following Brookfield’s acquisition of the approximately 26% of Oaktree that it does not already own and approximately 1,500 fully-dedicated Brookfield operating employees that are integral to the business, including individuals focused on our core investment strategies and those undertaking various corporate activities.
3 See definition in Glossary of Terms beginning on page 133.
2025 ANNUAL REPORT    63

During 2025, we raised a record $112 billion across more than 50 strategies globally, reflecting strong flagship fundraising and continued momentum across our complementary offerings. We raised $13 billion for our flagship funds, including inflows from our second global transition fund and our fifth opportunistic real estate fund strategy. We continued to progress fundraising across our complementary strategies, raising a further $99 billion of capital over the year, with inflows from our insurance mandates, perpetual and long-term funds, and partner managers’ credit funds.
In addition, we are also actively progressing new growth strategies, including transition, and insurance. These new initiatives, in addition to our existing strategies, are expected to have a very meaningful impact on our growth trajectory in the long term.
We continue to expand our investor base through existing relationships and new channels. As at December 31, 2025, we had over 2,400 clients, made up of some of the world’s largest and most sophisticated institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors. Our private wealth channel also continues to grow and represents over 8% of current commitments. We have a dedicated team of over 150 people that are focused on distributing and developing catered products to the private wealth channel.
Long-term Private Funds – $285 billion fee-bearing capital1
Our Asset Management business manages and earns fees on a diverse range of renewable power and transition, infrastructure, private equity, real estate and credit funds. These funds have a long duration, are closed-end and include opportunistic, value-add, core and core plus investment strategies.
On long-term private fund capital, our Asset Management business earns:
1.Diversified and long-term base management fees on capital that is typically committed for 10 years with two one-year extension options.
2.Carried interest, which enables our business to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur.
3.Transaction and advisory fees are one-time fees earned on co-investment capital related to the close of transactions, and vary based on transaction agreements.
Perpetual Strategies – $241 billion fee-bearing capital
Our Asset Management business manages the perpetual capital in our perpetual affiliates, as well as in its core and core plus private funds, which can continually raise new capital. From these perpetual strategies, our business earns:
1.Long-term perpetual base management fees, which are based on total capitalization or net asset value (“NAV”) of our perpetual affiliates and the NAV of its perpetual private funds.
2.Stable incentive distribution fees which are linked to cash distributions from perpetual affiliates (BEP/BEPC and BIP/BIPC) that exceed predetermined thresholds. These cash distributions have a historical track record of growing annually and each of these perpetual affiliates target annual distribution growth rates within a range of 5-9%.
3.Performance fees based on unit price performance (BBU) and carried interest on its perpetual private funds.
Liquid Strategies – $77 billion fee-bearing capital
Our Asset Management business manages publicly listed funds and separately managed accounts, focused on fixed income and equity securities across real estate, infrastructure and natural resources. Our business earns base management fees, which are based on committed capital and fund NAV, and performance income based on investment returns.
1 See definition in Glossary of Terms beginning on page 133.
64    BROOKFIELD CORPORATION

SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of DE and common equity of entities in our Asset Management segment. We have provided additional detail, where referenced, to explain significant variances in our operating results from the prior period.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		DE		Common Equity
	Ref.	2025	2024	2025	2024
BAM[1]	i	$1,891	$1,736	$4,635	$6,025
Realized carried interest	ii	560	403	—	—
Direct investments	iii	876	909	10,876	11,313
Realized disposition gains	iii	10	46	—	—
		$3,337	$3,094	$15,511	$17,338

Generated carried interest
Generated in period		$907	$2,656
Foreign exchange		366	(524)
		1,273	2,132
Less: direct costs		(712)	(598)
Generated carried interest, net	iv	$561	$1,534
FEE-BEARING CAPITAL
The following table summarizes fee-bearing capital:

AS AT DEC. 31 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2025	Total 2024
Renewable Power and Transition	$39,068	$28,177	$—	$67,245	$57,857
Infrastructure	47,950	58,448	—	106,398	97,050
Private Equity	38,859	9,147	—	48,006	45,190
Real Estate	72,045	29,637	—	101,682	93,629
Credit	86,892	115,103	77,388	279,383	244,815
December 31, 2025	$284,814	$240,512	$77,388	$602,714	n/a
December 31, 2024	$262,060	$208,556	$67,925	n/a	$538,541
We have approximately $63 billion of additional committed capital that does not currently earn fees but will generate approximately $630 million in annual fees once deployed.

1 BAM is presented net of a $1 billion non-recourse loan issued to a large institutional partner in December 2024, and associated borrowing costs.
2025 ANNUAL REPORT    65

Fee-bearing capital increased by $64.2 billion during the year. The changes are set out in the following table:

AS AT AND FOR THE YEAR ENDED DEC. 31 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit	Total
Balance, December 31, 2024	$57,857	$97,050	$45,190	$93,629	$244,815	$538,541
Inflows	10,394	5,888	5,302	16,234	53,026	90,844
Outflows	—	—	—	(242)	(21,918)	(22,160)
Distributions	(3,453)	(4,395)	(1,116)	(6,721)	(11,129)	(26,814)
Market valuation	5,495	6,083	2,004	(84)	11,269	24,767
Other	(3,048)	1,772	(3,374)	(1,134)	3,320	(2,464)
Change	9,388	9,348	2,816	8,053	34,568	64,173
Balance, December 31, 2025	$67,245	$106,398	$48,006	$101,682	$279,383	$602,714
Renewable power and transition fee-bearing capital increased by $9.4 billion, due to:
•inflows from capital raised from the final institutional close of our second global transition fund and our catalytic transition fund; and
•increase in market valuations as a result of higher market capitalization of BEP; partially offset by
•distributions paid to BEP’s unitholders and capital returned to investors across our long-term private funds.
Infrastructure fee-bearing capital increased by $9.3 billion, due to:
•inflows from capital raised across our perpetual and long-term private funds; and
•increase in market valuations as a result of higher market capitalization of BIP; partially offset by
•distributions paid to BIP’s unitholders and capital returned to investors across our long-term and perpetual private funds.
Private equity fee-bearing capital increased by $2.8 billion, due to:
•inflows from capital raised across private equity long-term private fund strategies; and
•increase in market valuations as a result of higher market capitalization of BBU; partially offset by
•repayment of corporate level borrowings at BBU and distributions from our long-term private funds.
Real estate fee-bearing capital increased by $8.1 billion, due to:
•inflows from the final retail close of our fifth flagship opportunistic real estate fund; and
•inflows from capital raised and deployed across our long-term private funds; partially offset by
•distributions from our long-term private funds.
Credit fee-bearing capital increased by $34.6 billion, due to:
•inflows from our Wealth Solutions business;
•inflows from capital raised and deployed across our perpetual strategies and long-term private funds; and
•higher market valuations across our liquid and perpetual strategies and long-term private funds; partially offset by
•outflows and redemptions from our liquid and perpetual strategies and distributions from our long-term private funds.
66    BROOKFIELD CORPORATION

CARRY ELIGIBLE CAPITAL
Carry eligible capital1 increased by $22.4 billion during the year to $262.7 billion as at December 31, 2025 (December 31, 2024 – $240.3 billion), primarily related to capital raised in our second global transition fund, our fifth vintage of our opportunistic real estate strategy and our closed-end and evergreen credit funds, partially offset by distributions from our second and third opportunistic real estate fund.
As at December 31, 2025, $176.7 billion of carry eligible capital was deployed (December 31, 2024 – $167.1 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There are currently $85.9 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (December 31, 2024 – $73.1 billion).
OPERATING RESULTS
DE from our Asset Management business includes fee-related earnings, net of corporate costs, excluding equity-based compensation costs and realized carried interest we earn on capital managed for our investors. Fee-related earnings includes fees earned by BAM on the capital we invest in the perpetual affiliates. This is representative of how we manage the business and measure the returns from our asset management activities. DE from our Asset Management business also includes operating earnings from our interests in direct investments. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
i.Distributable earnings from BAM

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Fee revenues[1]
Base management fees	$4,896	$4,233
Incentive distributions	466	424
Performance fees	95	—
Transaction and advisory fees	30	49
	5,487	4,706
Less: direct costs	(2,410)	(2,136)
	3,077	2,570
Less: fee-related earnings not attributable to the Corporation	(82)	(114)
Fee-related earnings	2,995	2,456
Cash taxes	(377)	(301)
Add back: equity-based compensation costs, investment income and other	77	204
BAM distributable earnings	2,695	2,359
Amounts not attributable to the Corporation	(734)	(622)
BAM distributable earnings at our share	1,961	1,737
Non-recourse borrowings[2]	(70)	(1)
Distributable earnings from Asset Management business	$1,891	$1,736
Fee-related earnings increased to $3.0 billion, mainly due to higher base management fees driven by increased fee-bearing capital and growth in revenues from incentive distributions and performance fees, reflecting increased distribution levels at BIP and BEP and higher market capitalization at BBU, respectively, partially offset by increased direct costs as we continue to scale our Asset Management business.
Base management fees increased by $663 million to $4.9 billion, representing a 16% increase from the prior year as a result of the following activity:
•$303 million increase from our credit business due to contributions from our partner managers and inflows from our Wealth Solutions business;
1 See definition in Glossary of Terms beginning on page 133.
2 Non-recourse borrowings relate to interest paid on a $1 billion loan issued to a large institutional partner in December 2024.
2025 ANNUAL REPORT    67

•$122 million increase from our real estate business due to capital raised for the fifth vintage of our flagship opportunistic real estate strategy;
•$182 million increase from our renewable power and transition business due to capital raised, including related catch-up fees, from the final institutional close of our second global transition strategy as well as inflows from our perpetual strategies and long-term private funds;
•$49 million increase from our infrastructure business due to inflows from perpetual strategies and higher market capitalization of BIP; and
•$7 million increase from our private equity business due to higher market capitalization of BBU.
Revenues from incentive distributions and performance fees increased by $42 million and $95 million, respectively, compared to the prior year, reflecting increased distribution levels at BIP and BEP and higher market capitalization at BBU, respectively.
The margin on our fee-related earnings was 58% in the current year, in line with the prior year (2024 – 57%).
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $274 million from the prior year as we continue to scale our asset management franchise.
Amounts not attributable to the Corporation relate to non-controlling interest (“NCI”) of our Asset Management business.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative realized returns are in excess of invested capital and preferred returns, and are no longer subject to future investment performance (e.g., subject to “clawback”). During the year, we realized $560 million of carried interest, net of direct costs (2024 – $403 million), which were primarily driven by realizations from flagship funds within our Infrastructure and Real Estate businesses, as well as from our Oaktree closed-end credit funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iv) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Direct investments
DE before realizations from our direct investments of $876 million was $33 million lower than the prior year. The decrease is mainly attributable to lower cash distributions received compared to the prior year and realized disposition gains from our direct investments of $10 million were primarily attributable to the sale of certain financial assets.

68    BROOKFIELD CORPORATION

iv.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2025			2024
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$11,483	$(3,675)	$7,808	$10,152	$(3,376)	$6,776
In-period change
Generated in period	907	(606)	301	2,656	(745)	1,911
Foreign currency revaluation	366	(106)	260	(524)	147	(377)
	1,273	(712)	561	2,132	(598)	1,534
Less: realized	(1,160)	503	(657)	(801)	299	(502)
	113	(209)	(96)	1,331	(299)	1,032
Accumulated unrealized, end of period	11,596	(3,884)	7,712	11,483	(3,675)	7,808
Carried interest not attributable to the Corporation	(2,250)	907	(1,343)	(1,439)	654	(785)
Accumulated unrealized, end of period, net	$9,346	$(2,977)	$6,369	$10,044	$(3,021)	$7,023
Unrealized carried interest generated in the current year before foreign exchange and associated costs was $907 million primarily related to increased valuations in our infrastructure, credit, renewable power and transition, and private equity funds.
Accumulated unrealized carried interest, at our share1, totaled $9.3 billion as at December 31, 2025. We estimate approximately $3.0 billion in associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans that will be incurred. We expect approximately $6 billion of carried interest, net of costs, to be realized within the next three years.

1 See definition in Glossary of Terms beginning on page 133.
2025 ANNUAL REPORT    69

Wealth Solutions
BUSINESS OVERVIEW
Our Wealth Solutions business is an investment-led insurance organization focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through its operating subsidiaries, BWS offers a broad range of insurance products and services, including annuities, personal and commercial property and casualty insurance, and life insurance.
The business creates value by using our globally diversified operating platform to originate low-risk liabilities that deliver a highly competitive risk-adjusted cost of capital to support operations, applying a proactive risk management approach to minimize the risk of underwritten liabilities, and leveraging Brookfield’s broader investment capabilities to source high-quality investment opportunities across real assets (debt and equity) that are well suited to the underlying insurance liabilities.
In doing so, our Wealth Solutions business seeks to generate a 15%+ return on equity over the long term by investing in a balanced investment portfolio, including liquid fixed income and real assets, to earn an investment return that exceeds its cost of liabilities.
Our capital invested in our Wealth Solutions business is held via our equity accounted investment in BWS, which is listed on the NYSE and TSX. We refer to BWS as a “paired entity” to the Corporation. Each BWS Class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of the Corporation), subject to certain limitations, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares.
The business may seek to add duration and diversification to its investment portfolio by acquiring public and private assets across many asset classes, including, but not limited to, real estate, royalties, public securities, and private credit. These investments could be made in the open market or from the Corporation and its related party affiliate entities.
OPERATIONS
Below is an overview of our key lines of business:
Annuities
Annuities offer our policyholders a tax-deferred means of accumulating retirement savings, as well as a reliable source of income during the payout period. Our primary insurance products and coverages include:
•Fixed index annuities that allow policyholders to earn index credits based on the performance of a particular index without the risk of loss of their account value;
•Fixed rate annuities that include annual, multi-year rate guaranteed products and single premium deferred annuities;
•Pension risk transfer that allows corporate sponsors to transfer all or part of the risks associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk;
•Funding agreements are issued by certain of our insurance subsidiaries to special-purpose unaffiliated trusts in connection with our funding agreement-backed notes program; and
•Single premium immediate annuities that are purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period.
Property and Casualty
Our primary insurance products and coverages include:
•Casualty lines that include a broad range of primary and excess casualty products, such as specialty casualty, construction defect, general liability, commercial multi-peril, workers compensation, product liability, environmental liability and auto liability;
70    BROOKFIELD CORPORATION

•Specialty lines that include niche insurance coverages such as garage and inland marine and offer insurance programs and fronting solutions;
•Property lines that offer policyholders protection from personal and commercial property damages; and
•Run-off and other lines that primarily consist of discontinued lines previously underwritten by our insurance subsidiaries including professional liability, surety and homeowners.
Life Insurance
Our primary insurance products and coverages include:
•Whole life products that provide a guaranteed benefit upon the death of the insured in return for the periodic payment of a fixed premium over a predetermined period;
•Universal life insurance products that provide coverage through a contract that gives the policyholder flexibility in premium payments and coverage amounts; and
•Variable universal life products that provide insurance coverage on a similar basis as universal life, except that the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the securities selected by the policyholder held in the separate account.
OUTLOOK AND GROWTH INITIATIVES
Our Wealth Solutions business seeks to match its insurance liabilities with a balanced portfolio of high-quality investments in order to generate attractive, risk-adjusted returns. In doing so, our Wealth Solutions business leverages the broader Brookfield ecosystem to opportunistically source new investments and deploy our capital in assets that match the long dated nature of our insurance liabilities. The Brookfield ecosystem provides us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose.
The combined business benefits from diversification of liability profiles, lowers the overall cost of funds through underwriting profits in property and casualty, and is structured to deliver enhanced risk-adjusted returns through a real-assets focused investment strategy.
Several key strategic initiatives were achieved in 2025, including receiving shareholder approval for the acquisition of Just Group in the U.K., entering the Japanese market, and making meaningful progress toward broader U.S. private wealth distribution.
Retail and institutional annuity sales totaled $20 billion for the year, increasing insurance assets to $143 billion, with 85% of annuities written during the year having a term of five years or longer.
We continued to improve the performance of our P&C business by focusing on a more targeted set of specialty lines. This drove a 73% increase in underwriting profitability over the prior year and contributed to a reduction in the overall cost of our insurance liabilities.
During the year, we deployed $13 billion into Brookfield-managed strategies across our investment portfolio at an average yield of 8.5%. We ended the year with $12.7 billion of IFRS capital, which earns $1.9 billion of annualized cashflows, supporting a 15% return on equity.
2025 ANNUAL REPORT    71

SUMMARY OF OPERATING RESULTS
The following table disaggregates our Wealth Solutions segment’s DE1 to facilitate analysis of the year-over-year variances:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Net investment income	$5,642	$4,431
Realized and unrealized gains on real asset strategies	776	269
Cost of funds	(3,889)	(2,726)
Net investment earnings	2,529	1,974
Interest expense	(344)	(344)
Operating expenses and other	(486)	(256)
Distributable earnings, gross	1,699	1,374
Less: Amounts not attributable to the Corporation	(28)	(24)
Distributable earnings, net	$1,671	$1,350

Average invested insurance assets	$112,700	$78,080
DE from our Wealth Solutions business was $1.7 billion, a $321 million increase from the prior year, supported by strong investment performance and continued expansion of the insurance asset base.
Invested insurance assets increased to $120 billion supported by the origination of retail and institutional annuity sales, and premiums collected from our property and casualty business. Gross inflows totaled $20 billion for the year, with 85% of annuities written during the year having a term of five years or longer.
The summary below provides a breakdown of spread on the business:

FOR THE YEAR ENDED DEC. 31, 2025	Full Year
Net investment income		5.01%
Realized and unrealized gains on real asset strategies		0.69%
Cost of funds - life & annuity	(3.82)%
Cost of funds - P&C	(0.55)%
Effective cost of funds		(3.45)%
Gross Spread		2.25%
Invested insurance assets includes a portfolio of public equities, the appreciation on which is excluded from DE and the gross spread metrics above. DE excludes $607 million of unrealized gains earned over the year on our public equities, which will be recognized in DE when realized.
COMMON EQUITY
Common equity in our Wealth Solutions segment was $12.7 billion2 as at December 31, 2025 (2024 – $10.9 billion), which includes distributable earnings retained in this business, mark-to-market movements on our investment portfolio and reserves and other adjustments required under IFRS.
Our capital in this business increased primarily due to the reinvestment of DE to support the continued growth of this business and contribution of a partial interest in our BAM shares in the second quarter which were partially offset by mark-to-market movements on our investment portfolio and reserves during the year.
1 See definition in Glossary of Terms beginning on page 133.
2 Our common equity in our Wealth Solutions business includes $4.2 billion of DE retained in this business, mark-to-market movements on our investment portfolio and reserves and other adjustments required under IFRS. In the second quarter of 2025, we transferred a 4% direct interest in BAM to our Wealth Solutions business, increasing our stake in BWS. On a combined basis with BWS, we hold a 73% ownership interest in BAM.
72    BROOKFIELD CORPORATION

Renewable Power And Transition
BUSINESS OVERVIEW
•We own and operate renewable power, sustainable solutions and transition assets primarily through our 45% economic ownership interest1 in BEP, which is listed on the NYSE and TSX and had a market capitalization of $20.5 billion as at December 31, 2025.
•BEP owns diverse and high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, distributed energy & sustainable solutions investments.
•We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
OPERATIONS
Hydroelectric
•We operate and invest in 239 hydroelectric generating stations on 83 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 8,496 megawatts (“MW”) of installed capacity and annualized long-term average (“LTA”)1 generation of 22,097 gigawatt hours (“GWh”) on a proportionate basis1.
Wind
•Our wind operations include 240 wind facilities globally with 16,753 MW of installed capacity and annualized LTA generation of 9,410 GWh on a proportionate basis1.
Utility-scale Solar
•Our utility-scale solar operations include 282 solar facilities globally with 13,993 MW of installed capacity and 5,789 GWh of annualized LTA generation on a proportionate basis1.
Distributed Energy & Sustainable Solutions
•Our distributed generation operation has 5,503 MW of installed capacity and annualized LTA generation of 534 GWh on a proportionate basis1.
•Our sustainable solutions portfolio includes a leading global nuclear technology services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling, and eFuels manufacturing capacity.
Energy Contracts
•Based on LTA, we purchase approximately 3,600 GWh of power from BEP each year pursuant to a long-term contract at a predetermined price, which represents 10% of BEP’s power generation.
•The fixed price that we are required to pay BEP increases annually based on inflation, not to exceed 3%. In addition, from 2021 to 2025, the price gradually stepped down by $3 per megawatt hour (“MWh”), followed by a $5/MWh reduction in 2026. The contract expires in 2046 and provides us the right to terminate the agreement in 2036. Refer to Part 5 – Accounting Policies and Internal Controls for additional information.
•We sell the power into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits, which provide us with increased participation in future increases or decreases in power prices.

1 See definition in Glossary of Terms beginning on page 133.
2025 ANNUAL REPORT    73

OUTLOOK AND GROWTH INITIATIVES
Revenues in our Renewable Power and Transition segment are 91% contracted with an average contract term of 13 years, on a proportionate basis, with pricing that is inflation linked. By combining this with a stable, low cost profile, we are able to achieve consistent growth year over year within our existing business. In addition, we consistently identify capital development projects that provide an additional source of growth. Our development pipeline in advanced stage represents approximately 85,000 MW of potential capacity globally. We expect to deliver $470 million to BEP’s annualized FFO from our recently developed, under construction or construction-ready, and advanced stage development assets. We also have a strong track record of expanding our business through accretive acquisitions and will continue to seek out these opportunities.
We believe that the growing global demand for low-carbon energy, especially amongst corporate off takers, will lead to continued growth opportunities for us in the future. In 2026, we intend to remain focused on progressing our key priorities, which include surfacing margin expansion opportunities, progressing our development pipeline and assessing select contracting opportunities across the portfolio. We believe the investment environment for renewable power remains favorable and we expect to continue to advance our pipeline of acquisition opportunities.
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Renewable Power and Transition segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		FFO			Common Equity
	Ref.	2025	2024		2025	2024
Brookfield Renewable Partners[2]	i	$542	$491		$3,964	$3,821
Energy contracts	ii	31	(28)		896	664
Realized disposition gains	iii	11	7	1	—	—
		$584	$470		$4,860	$4,485
Cash distributions received		$485	$400
FFO of $584 million increased by $114 million from the prior year, primarily due to the commissioning of development assets across our portfolio, strong hydrology in Canada and Colombia, higher contributions from our global nuclear services business, and favourable results from our energy contracts. This was partially offset by lower hydrology in Brazil, net disposition activity, increased interest expense due to additional borrowings to finance ongoing capital projects, and higher management fees from the increased market capitalization at BEP.

2 Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 76.2 million Class A limited partnership units, 4.0 million general partnership units, as well as 34.7 million Class A.2 exchangeable non-voting shares of BRHC (previously Class A shares of BEPC), together representing an economic interest of 45% in BEP. As at December 31, 2025, 10.1 million Class A shares of BEPC and 5.1 million LP units of BEP were held by wholly-owned subsidiaries of BWS. The Corporation and BWS agreed under a voting agreement that all decisions to be made by subsidiaries of BWS with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BWS and our ownership of all the issued and outstanding BWS class C shares, the shareholders of BN and BWS will continue to benefit from the economic return of the transferred assets. See definition in Glossary of Terms beginning on page 133.
74    BROOKFIELD CORPORATION

i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the year-over-year variances:

FOR THE YEARS ENDED DEC. 31 (GIGAWATT HOURS AND MILLIONS)	Actual Generation (GWh)[1]			Long-Term Average (GWh)[1]			FFO
	2025	2024		2025		2024	2025	2024
Hydroelectric	18,551	17,580		20,420		19,844	$607	$511
Wind	8,406	8,276		9,536		9,604	303	484
Utility-scale solar	4,759	3,712		5,699		4,365	345	349
Distributed energy & sustainable solutions	1,441	1,379		1,282		1,111	614	329
Corporate	—	—		—		—	(535)	(456)
Attributable to unitholders	33,157	30,947	7%	36,937	(0.000000102336410645153)	34,924	1,334	1,217
Non-controlling interests and other[2]							(792)	(723)
Segment reallocation[3]							—	(3)
Brookfield’s interest							$542	$491
1.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 133.
2.Includes incentive distributions paid to Brookfield of $145 million (2024 – $128 million) as the general partner of BEP.
3.Segment reallocation refers to realized disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP in the table above.

BEP’s FFO for the year was $1.3 billion, of which our share was $542 million. Generation in the year was 33,157 GWh, a 7% increase compared to the prior year. Generation in the year was 10% lower than the long-term average (“LTA”)3, primarily as stronger hydrology in Colombia, was more than offset by weaker hydrology in Brazil, and lower wind and solar resources across our portfolio. Key variances for our operations are described below and on the following page.
Hydroelectric
FFO of $607 million in the current year increased by $96 million compared to the prior year primarily due to:
•higher revenue due to inflation indexation on our contracted generation across the business, and strong hydrology in Canada and Colombia; partially offset by
•lower hydrology in Brazil and unfavourable pricing on our uncontracted generation in Colombia.
Wind
FFO of $303 million in the current year decreased by $181 million compared to the prior year as:
•contributions from newly acquired and commissioned facilities, including our investments in a leading global renewables developer in France and an offshore wind portfolio in the U.K.; were more than offset by
•the absence of contributions from wind assets in the U.S., Portugal and Spain sold in the prior year; and
•the absence of a gain on the partial sale of a 850MW repowering project in the U.S. recognized in the prior year.
Utility-Scale Solar
FFO of $345 million in the current year decreased by $4 million relative to the prior year as:
•contributions from newly acquired and commissioned facilities, including our investment in a leading global renewables developer in France and a fully integrated developer and operator of renewable power assets in the U.S.; and
•the recognition of tax benefits across our businesses; were more than offset by
•the absence of contributions from solar assets in Spain sold in the prior year.
3 See definition in Glossary of Terms beginning on page 133.
2025 ANNUAL REPORT    75

Distributed Energy & Sustainable Solutions
FFO of $614 million in the current year increased by $285 million relative to the prior year primarily due to:
•contributions from newly acquired and commissioned facilities, including our investment in a leading global renewables developer in France and a fully integrated developer and operator of renewable power assets in the U.S;
•higher contributions from our global nuclear services business, benefiting from tailwinds in the nuclear sector; and
•a gain on the majority sale of a North American distributed energy business in the fourth quarter of 2025; partially offset by
•the absence of contributions from a pumped storage operation in the U.K sold in the first quarter of 2025.
Corporate
The corporate FFO deficit of $535 million in the current year increased by $79 million compared to the prior year primarily due to additional corporate level borrowings to the support growth of the business, as well as higher management fees as a result of the higher market capitalization of BEP.
ii.Energy Contracts
During the year, we purchased 2,809 GWh (2024 – 3,442 GWh) from BEP at $72 per MWh (2024 – $74 per MWh) and sold the purchased generation at an average selling price of $83 per MWh (2024 – $65 per MWh). As a result, we recognized an FFO of $31 million.
iii.Realized Disposition Gains
Realized disposition gains of $11 million for the year are attributable to the partial sale of our India portfolio. Realized disposition gains of $7 million for the prior year are attributable to the sale of a portfolio of wind and solar assets in Spain and Portugal.
COMMON EQUITY
Common equity in our Renewable Power and Transition segment was $4.9 billion as at December 31, 2025 (December 31, 2024 – $4.5 billion), as contributions from FFO and the impacts of foreign exchange were partially offset by distributions to unitholders and the impacts of depreciation.
76    BROOKFIELD CORPORATION

Infrastructure
BUSINESS OVERVIEW
•We own and operate infrastructure assets primarily through our 26% economic ownership interest in BIP, which is listed on the NYSE and TSX and had a market capitalization of $29.0 billion as at December 31, 2025.
•BIP is one of the world’s largest infrastructure investors, which owns and operates assets across the utilities, transport, midstream and data sectors.
PRINCIPAL OPERATIONS
Utilities
•Our regulated transmission business includes approximately 3,500 km of natural gas pipelines in Brazil and India, and approximately 3,100 km of operational transmission lines in Brazil.
•Our commercial and residential distribution business provides residential decarbonization infrastructure services, as well as other essential home services and policies, to approximately 10.5 million customers annually with approximately 17.3 million policies and approximately 1.6 million rental contracts in Canada, the U.S., Europe, and the U.K. and over 0.8 million long-term contracted sub-metering services within Canada and the U.S. We have provided approximately 8.9 million connections, predominantly electricity and natural gas and have approximately 3.1 million installed meters under management across Australia and New Zealand.
•These businesses typically generate long-term returns on a regulated or contractual asset base which increase with capital we invest to upgrade and/or expand our systems.
Transport
•Our diversified terminals operations include a global fleet of approximately 7 million twenty-foot equivalent unit intermodal containers, 6 port terminals in the U.K, and we provide production capacity of approximately 30 million tonnes per annum (“mtpa”) at our liquified natural gas export terminal in the U.S.
•We operate approximately 21,000 km of railroad track in North America and Europe, approximately 5,500 km of railroad track in the southern half of Western Australia and approximately 9,800 km of rail in Brazil, of which 8,000 km are owned. We also operate ~130,000 railcars and 440 locomotives across the United States, Canada, and Mexico.
•Our toll road operations include over 3,000 km of motorways in Brazil.
•These operations are comprised of infrastructure assets that provide transportation for freight, commodities, and passengers. This includes businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our diversified terminals.
Midstream
•We own and operate approximately 280 billion cubic feet (“Bcf”) of natural gas storage in the U.S. and Canada. There are 16 natural gas and natural gas liquids processing plants with approximately 5.6 Bcf per day of gross processing capacity in Canada.
•We own and operate approximately 19,500 km of pipelines in the U.S. and Canada which include long-haul, conventional and natural gas gathering pipelines and a complex with 525,000 tonnes per year of polypropylene production capacity in Canada. We also own 4 terminals across the U.S. with tank capacity of 685,000 barrels.
•These operations are comprised of businesses, typically unregulated or subject to price ceilings, that provide transmission and storage services, with profitability based on the volume and price achieved for the provision of these services.

2025 ANNUAL REPORT    77

Data
•We own and operate over 300,000 operational telecom towers in India, France, Germany, Austria, and the U.K., approximately 77,000 km of fiber optic cable located in Australia, Brazil and the U.S., and over 80 distributed antenna systems located in the U.K. In addition, we have approximately 720,000 fiber-to-the-premise connections in Australia and the U.S., and 2 semiconductor manufacturing foundries in the U.S.
•In our data storage business, we manage over 150 data centers with approximately 1.2 GW of critical load capacity and an additional 1.1 GW of contracted capacity.
•These businesses provides critical infrastructure that provides telecommunications, fiber, and data storage services and are underpinned by both regulated and unregulated services, secured by long-term inflation-linked contracts.
OUTLOOK AND GROWTH INITIATIVES
Our infrastructure business owns and operates assets that are critical to the global economy. Our expertise in managing and developing such assets make us ideal partners for our stakeholders. Our goal is to continue to demonstrate our stewardship of critical infrastructure which should enable us to participate in future opportunities to acquire high-quality infrastructure businesses.
Approximately 85% of FFO is supported by regulated or long-term contracted revenues which benefit from inflationary tariff increases, GDP growth and cash flow reinvestment. As a result, we are able to achieve consistent growth year over year within our existing business. We have also been able to identify capital development projects that provide an additional source of growth. At the end of 2025, total capital to be commissioned in the next two to three years is approximately $9.2 billion. Our backlog, coupled with inflation indexation and higher volumes from our GDP sensitive businesses, should result in strong same-store growth over the long-term.
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Infrastructure segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		FFO		Common Equity
	Ref.	2025	2024	2025	2024
Brookfield Infrastructure Partners[1]	i	$603	$566	$2,311	$2,202
Realized disposition gains	ii	154	1	—	—
		$757	$567	$2,311	$2,202
Cash distributions received		$356	$336
FFO of $757 million increased by $190 million from the prior year, primarily due to inflation indexation on contracts, volume growth in our utilities, midstream and data businesses, and disposition gains from the sale of our Australian container terminal operations, as well as commissioning of capital projects across our businesses. This was partially offset by net disposition activity, increased interest expense related to additional borrowings to finance ongoing investments, the impact of foreign exchange, and higher management fees from the increased market capitalization at BIP.
1 Brookfield’s interest consists of 190.3 million redemption-exchange units, 1.4 million limited partnership units, 2.4 million general partnership units of BIP LP, as well as 13.0 million Class A.2 shares of BIHC (previously Class A shares of BIPC), together representing an economic interest of 26% in BIP. As at December 31, 2025, 3.3 million LP units of BIP were held by wholly-owned subsidiaries of BWS. As a result of the paired share status of BN and BWS and our ownership of all the issued and outstanding BWS class C shares, the shareholders of BN and BWS will continue to benefit from the economic return of the transferred assets. See definition in Glossary of Terms beginning on page 133.
78    BROOKFIELD CORPORATION

i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the year-over-year variances:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Utilities	$786	$760
Transport	1,144	1,224
Midstream	668	625
Data	502	333
Corporate	(473)	(474)
Attributable to unitholders	2,627	2,468
Non-controlling interests and other[1]	(2,008)	(1,886)
Segment reallocation[2]	(16)	(16)
Brookfield’s interest	$603	$566
1.Includes incentive distributions paid to Brookfield of $320 million (2024 – $295 million) as the general partner of BIP.
2.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify.
BIP’s FFO for the year was $2.6 billion, of which our share was $603 million compared to $566 million in the prior year. Key variances for our operations are described below and on the following page.
Utilities
FFO in our utilities operations of $786 million was $26 million higher than the prior year, primarily due to:
•organic growth as a result of inflation indexation in revenues and rate base increases; partially offset by
•higher interest expense, primarily from additional borrowings to support capital projects; and
•the sale of our Mexican regulated natural gas transmission pipelines in the first quarter of 2025.
Transport
FFO from our transport operations of $1.1 billion was $80 million lower than the prior year, primarily as:
•strong growth due to inflationary increases in tariffs across the segment; and
•higher volume at our rail and toll roads; which were more than offset by
•the unfavourable impact of foreign currency translation due to the appreciation of the U.S. dollar against Brazilian real; and
•the sale of a partial interest in a subsidiary of our global intermodal logistics operation in the first quarter of 2025, the disposition of our Australian export terminal and our Australian container terminal operations in the third quarter of 2025, as well as the partial sale of our U.K. ports operation in the fourth quarter of 2025.
Midstream
FFO from our midstream operations of $668 million was $43 million higher than the prior year, primarily due to:
•higher volume and activity levels across our midstream operations, and
•contributions from the acquisition of a U.S. refined products pipeline system in the third quarter of 2025; partially offset by
•the sale of our U.S gas pipeline in the second quarter of 2025, and the partial sale of our North American gas storage business in the fourth quarter of 2025.
2025 ANNUAL REPORT    79

Data
FFO from our data operations of $502 million was $169 million higher than the prior year, primarily due to:
•additional points-of-presence across our telecom tower and fiber operations and megawatts commissioned across our global data storage platform; and
•contributions from the acquisitions of our U.S. bulk fiber network in the third quarter of 2025.
Corporate
Corporate FFO deficit of $473 million was consistent with prior year primarily as higher contributions from non-core assets and decreased interest expense due to repayment on corporate level borrowings, were offset by higher management fees as a result of higher market capitalization at BIP.
ii. Realized Disposition Gains
Realized disposition gains of $154 million in the year were attributable to the sale of our Mexican natural gas transmission pipeline, our U.S gas pipeline, and our Australian container terminal operations.
COMMON EQUITY
Common equity in our Infrastructure segment was $2.3 billion as at December 31, 2025 (December 31, 2024 – $2.2 billion), as contributions from FFO and the impacts of foreign exchange were partially offset by distributions to unitholders and the impacts of depreciation. This equity is primarily comprised of our investments in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered intangible assets under IFRS Accounting Standards, and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power and Transition segments, where a larger portion of the balance sheet is subject to revaluation.
80    BROOKFIELD CORPORATION

Private Equity
BUSINESS OVERVIEW
•Our Private Equity business is listed on the NYSE and TSX and had a market capitalization of $7.4 billion as at December 31, 2025. In the fourth quarter of 2024, our wealth solutions business acquired a $1 billion economic interest in BBU from the Corporation. On a combined basis with our Wealth Solutions business, we hold approximately 68% ownership interest in BBU, which is held 43% directly in BBU and 25% through BWS.
•BBU is a leading global owner and operator of businesses that provide essential products and services in the business services and industrials sectors.
OPERATIONS
Business Services
•Our dealer software and technology services operation is a leading provider of cloud-based software to dealerships and original equipment manufacturers across automotive and related industries.
•Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders.
•Our global construction operations focuses on high-quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program.
•Our fleet management and car rental services operation is one of the leading providers of heavy equipment and light vehicle leasing and car rental services in Brazil, and operates under medium-term inflation-linked contracts.
Infrastructure Services
•Our modular building leasing services provides modular workspaces in Europe and Asia-Pacific to a diversified customer base across the industrial, infrastructure and public sectors, servicing over 53,000 customers across 23 countries.
•Our lottery services operation is a leading provider of products, services, and technology across the lottery ecosystem in over 50 countries.
•Our offshore oil services is a global provider of marine transportation, offshore oil production, facility storage, offshore installation, maintenance, and safety services to the offshore oil production industry. We operate in selected oil regions globally, including the North Sea and Brazil.
•Our work access services is a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 27,000 customers in over 29 countries worldwide.
Industrials
•Our advanced energy storage operation is a global market leader in manufacturing automotive batteries that power both internal combustion engines and electric vehicles. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
•Our engineered components manufacturing operation is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe, and Australia.
•Our water and wastewater operation in Brazil is a leading private sanitation provider, including collection, treatment, and distribution of water and wastewater services to a broad range of residential and governmental customers.
2025 ANNUAL REPORT    81

•Our electric heat tracing systems manufacturer is a leading provider of electric heat management solutions primarily for the industrial, commercial and residential end markets. We operate in 18 facilities across 12 countries, selling our products to over 3,000 customers globally.
OUTLOOK AND GROWTH INITIATIVES
Our Private Equity business segment seeks to increase the cash flows from our operations through acquisitions and organic growth opportunities. We believe our global scale and industry leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Within our business services operations, our residential mortgage insurer continues to perform well, as new insurance premiums written increased compared to the prior year, supported by the introduction of new mortgage insurance products and improved homebuyer affordability. In our dealer software and technology services business, we are progressing planned modernization and technology upgrades to enhance the user experience and overall customer service levels. Costs associated with these modernization initiatives will continue to impact near-term financial performance but will position the business for long-term profitability.
Within our infrastructure services operations, performance at our lottery services operation was driven by improved margins, a favorable revenue mix, and the continued ramp-up of recent commercial wins. Our modular building leasing services maintained continued growth of value-added products and services. Our initiatives are to focus on accelerating growth and operational initiatives and to support profitability in the current environment.
Within our industrials operations, performance at our advanced energy storage operation continues to benefit from favorable mix due to the growing demand for higher margin advanced batteries and strong execution of commercial and operational initiatives. Our engineered components manufacturing operation had improved contribution, driven by new business wins, commercial actions and cost optimization initiatives. Our electric heat tracing systems manufacturer continues to benefit from durable aftermarket replacement demand across a large installed base. The business is off to a strong start, led by a newly strengthened management team and executing initiatives to streamline product portfolio, refine the go-to-market strategy and refocus the business on profitable, sustainable growth.
Geographically, we continue to be committed to taking a long-term view on the regions where we have an established presence and we are focusing efforts on accelerating growth initiatives.

82    BROOKFIELD CORPORATION

SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Private Equity segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		FFO		Common Equity
	Ref.	2025	2024	2025	2024
Brookfield Business Partners[1,2]	i	$386	$752	$1,890	$1,879
Realized disposition gains	ii	69	199	—	—
		$455	$951	$1,890	$1,879
Cash distributions received[3]		$24	$35
FFO was $455 million in the current year. Excluding the impact of our reduced direct ownership in BBU2, realized disposition gains, and the contributions from the recognition of accumulated tax benefits at our advanced energy storage operation in industrials in the prior year, operating FFO decreased by $94 million. This was primarily as same-store growth from across our businesses and increased demand for higher margin advanced batteries at our advanced energy storage operation in industrials, was more than offset by net disposition activity in our business and infrastructure services operations throughout 2024, higher borrowing costs primarily associated with a special distribution from our advanced energy storage operation in the first quarter of 2025, and performance fees distribution to BAM from the increased market capitalization of BBU.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the year-over-year variances:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Business services	$492	$641
Infrastructure services	295	287
Industrials	665	935
Corporate	(273)	(331)
Attributable to unitholders	1,179	1,532
Non-controlling interests and other[4]	(724)	(581)
Segment reallocation[5]	(69)	(199)
Brookfield’s interest	$386	$752
BBU generated $1.2 billion of FFO compared to $1.5 billion in the prior year, with our share excluding realized disposition gains being $386 million compared to $752 million in the prior year. Key variances for our operations are described on the following page.

1 Brookfield’s interest in BBU consists of 51.6 million redemption-exchange units, 0.4 million limited partnership units, four general partnership units, four special limited partnership units, as well as 36.9 million Class A shares in Brookfield Business Corporation (“BBUC”), together representing an economic interest of 43% in BBU. As at December 31, 2025, 43.3 million limited partnership units, and 10.3 million Class A shares of BBUC were held by wholly-owned subsidiaries of BWS. The Corporation and BWS agreed under a voting agreement that all decisions to be made by subsidiaries of BWS with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BWS and our ownership of all the issued and outstanding BWS class C shares, the shareholders of BN and BWS will continue to benefit from the economic return of the transferred assets.
2 In the fourth quarter of 2024, BWS acquired a $1 billion economic interest in BBU from the Corporation. On a combined basis, we hold a 68% ownership interest in BBU, which is held 43% directly in BBU and 25% through BWS.
3 BBU pays a modest distribution as the majority of its FFO is reinvested within the business to further enhance value.
4 Includes performance fees distribution to Brookfield of $95 million (2024 – $nil) as the general partner of BBU.
5 Segment reallocation and other refers to realized disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.
2025 ANNUAL REPORT    83

Business Services
Business services generated FFO of $492 million. Excluding the impact of disposition gains, FFO decreased by $34 million compared to the prior year, primarily as:
•increased contributions at our construction operation; were more than offset by
•reduced contributions from the disposition of our road fuels operation in the prior year; and
•the absence of a distribution made by our entertainment operation in the prior year.
Infrastructure Services
Infrastructure services generated $295 million of FFO, an increase of $8 million compared to the prior year, primarily driven by improved margins at our lottery services operations, as well as a gain on the disposition of the shuttle tanker operation within our offshore oil services business in the first quarter of 2025, partially offset by decreased contributions from this business.
Industrials
Industrials generated $665 million of FFO. Excluding the impact of disposition gains and contributions from the recognition of accumulated tax benefits at our advanced energy storage operation in the prior year, FFO decreased by $55 million primarily as:
•increased demand for higher margin advanced batteries, as well as commercial and operational improvements at our advanced energy storage operation; and
•the contributions from the acquisition of our electric heat tracing systems manufacturer and our specialty consumables and equipment manufacturer in the first half of 2025; were more than offset by
•higher borrowing costs associated with a special distribution at our advanced energy storage operation in the first quarter of 2025; and
•a one-time write-down of an earn-out associated with the sale of our automotive aftermarket parts remanufacturer in the fourth quarter of 2025.
Corporate
Corporate FFO deficit decreased by $58 million compared to the prior year, primarily driven by decreased interest expense due to the repayment on corporate level borrowings.
ii.Realized Disposition Gains
Realized disposition gains of $69 million in the year are primarily attributable to the sale of the shuttle tanker operation within our offshore oil services business. Realized disposition gains of $199 million in the prior year were primarily due to the sale of our road fuels operation, aggregates production operation and graphite electrode operation.
COMMON EQUITY
Common equity in our Private Equity segment was $1.9 billion as at December 31, 2025 (December 31, 2024 – $1.9 billion), in line with the prior year as contributions from FFO were offset by the impacts of depreciation. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis.

84    BROOKFIELD CORPORATION

Real Estate
BUSINESS OVERVIEW
•Our Real Estate business owns and operates a global and diversified portfolio of premier office, dominant retail, as well as multi-family residential properties.
•Our capital in this business is held via our 100% ownership interest in BPG. BPG owns real estate assets directly as well as through private funds that are managed by our Asset Management business. Included in directly held assets is our North American residential development business.
•Our capital is invested across a differentiated portfolio that includes an irreplaceable collection of premier properties in global gateway cities that we expect to own long term (“super core”); high-quality assets in central locations with growing NOI (“core plus”); and select portfolios undergoing repositioning to enhance value, which we expect to monetize over the shorter term (“value add” and “opportunistic”). In addition, we operate a leading land development and homebuilding platform in North America (“North American Residential”).
OPERATIONS
Super Core
•Our super core real estate portfolio includes our top 34 premier office complexes and retail properties. They generate long–dated, stable, inflation–protected cash flows. We create value by holding these investments long term and we continue to make them better with incremental investments over time.
•We own 16 premier office and ancillary mixed-use complexes that are located in the world’s leading commercial markets of New York City, London, Toronto, Berlin, and Dubai, covering 35 million square feet of leasable space.
•We also own interests in and operate 18 irreplaceable malls totaling 24 million square feet of retail space and one of the most valuable retail centers of the world at the corner of 57th and Fifth Avenue in New York City.
•We develop properties on a selective basis; active development projects consist of two office sites, several multifamily buildings and one hotel site, totaling approximately 4 million square feet.
•We expect to hold a stake in these assets over the long-term, but may opportunistically monetize our interests through sales to third parties or transfer partial interests to our Wealth Solutions business to support its continued growth. Over the year, we transferred partial interests in six super core assets to our Wealth Solutions business.
Core Plus
•Our core plus real estate portfolio is a collection of 57 premier assets in central locations with growing NOI that we expect to hold for a defined period and monetize at attractive returns over time.
•We own an interest in and operate 30 premier office and ancillary mixed-use complexes that are centrally located in commercial markets including New York City, London, Toronto, Tokyo, and Perth, covering 21 million square feet of leasable space.
•We also own 27 high-quality retail centers with 27 million square feet of retail space in the U.S., which are 97% leased and generate substantial and consistent cash flows.
Value Add
•Our value add portfolio consists of 50 assets primarily located in secondary markets that we expect to reposition to enhance NOI and monetize for value over time.
•We own interests and operate office assets in 5 major cities in North America, consisting of 9 properties totaling 6 million square feet of leasable space.
•We also own 41 quality retail properties with 38 million square feet of space in the U.S., which are strong retail centers and generate substantial and consistent cash flows but are not considered dominant irreplaceable centers.
2025 ANNUAL REPORT    85

Opportunistic
•Our opportunistic portfolio consists of 33 assets in dislocated markets, representing 1% of our total portfolio, that have limited capital at risk and the opportunity to realize incremental returns over time through strategic repositioning.
•We own interests and operate office assets in 8 major cities in North America and Australia, consisting of 23 properties totaling 11 million square feet of leasable space. Some of these properties are currently under development, such as 9 The Esplanade in the sought after landmark Elizabeth Quay precinct in Perth.
•We also own 10 retail properties with 10 million square feet of space in the U.S. They are 91% leased, but do not have the same long-term growth trajectory as our dominant retail centers.
North American Residential
•Our North American residential business is a leading land developer and homebuilder, with operations in 23 principal markets in Canada and the U.S. and approximately 58,000 lots.
•As at December 31, 2025, we had 92 active housing communities (December 31, 2024 – 80) and 14 active land communities (December 31, 2024 – 15).
•We create value in this business by monetizing consumer and commercial deliverables through home building, lot sales and development of commercial zones.
•We measure value for this business based on a combination of IFRS values and comparable market data for our land and housing operations.
OUTLOOK AND GROWTH INITIATIVES
Our Real Estate group creates value by acquiring best-in-class assets for value, and leveraging our core capabilities, including leasing, financing, development, design and construction, and property management, to grow cash flows, and actively recycling capital by upgrading our super core assets while repositioning and monetizing core plus, value-add and opportunistic investments to enhance shareholder returns. We deploy additional capital throughout our portfolio for planned capital expansion that should continue to increase earnings for the next several years as these projects are completed. Our development track record reflects on-time and on-budget completions. This includes development projects in progress across our premier office buildings, retail malls and mixed-use complexes located primarily in North America and Europe.
We have a positive outlook for our North American residential business, reflecting the significant progress we have made on strategic initiatives in recent years to scale and reposition the business to enhance our returns over the long-term.

86    BROOKFIELD CORPORATION

SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of NOI and common equity by strategy in our Real Estate segment to facilitate analysis of the year-over-year variances. We have provided additional detail, where referenced, to explain significant movements from the prior year:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	NOI		Common Equity
	2025	2024	2025	2024
Super Core	$1,407	$1,490	$19,362	$18,829
Core Plus	666	679	8,534	7,983
Value Add	463	456	4,627	5,118
Opportunistic	251	320	449	1,127
North American Residential	357	452	1,310	1,528
Corporate and Other	—	—	(9,141)	(11,500)
Brookfield Property Group[1]	$3,144	$3,397	$25,141	$23,085
1.See “Economic ownership interest” in the Glossary of Terms beginning on page 133.
Our Real Estate business continues to build momentum amid a broad-based global recovery. Operating fundamentals remain strong across our portfolio, with occupancy rates remaining high at 96% and 95% in our super core and core plus portfolios, respectively. BPG’s NOI for the year was $3.1 billion compared to $3.4 billion in the prior year. Key variances for our operations are described below and on the following page.
Super Core
NOI of $1.4 billion was $83 million lower than the prior year. Excluding the impact of the sales of partial interests in six super core retail assets, NOI increased by $25 million, primarily driven by growth in same-store NOI as a result of lease commencements and higher rents at certain office and retail properties.
Core Plus
NOI of $666 million was $13 million lower than the prior year, primarily as lease commencements and higher rents across retail properties, were more than offset by the timing of lease commencements at certain Australian office assets and the impact of dispositions.
Value add
NOI of $463 million was relatively consistent with the prior year.
Opportunistic
$251 million was $69 million lower than the prior year, primarily due to the impact of dispositions over the past year.
North American Residential
NOI of $357 million was $95 million lower than the prior year, as higher margin lot sales in Canada and lower costs incurred for property development services were more than offset by lower margin lot sales in the U.S.
COMMON EQUITY
Common equity in our Real Estate segment was $25.1 billion as at December 31, 2025 (December 31, 2024 – $23.1 billion). This represents a $2.0 billion increase, primarily due to higher valuations in our super core portfolio and capital investment to opportunistically repay debt and fund various investments, partially offset by dispositions across our portfolio, lower valuations on certain U.S. office properties in our value add portfolio, and the impact of foreign exchange.
2025 ANNUAL REPORT    87

Corporate Activities
BUSINESS OVERVIEW
•Our corporate activities support the overall business with a focus on prudent capital allocation that will compound value for our shareholders over the long-term.
•Corporate activities include, but are not limited to, supporting the growth in our Asset Management business, Wealth Solutions business and our Operating Businesses, and providing capital throughout the organization, when needed. In addition, we will make direct investments on an opportunistic basis.
•We also hold cash and financial assets as part of our liquidity management operations and enter into financial contracts to manage residual foreign exchange and other risks, as appropriate.
SUMMARY OF OPERATING RESULTS
The following table disaggregates FFO and common equity into the principal assets and liabilities within our Corporate Activities segment to facilitate analysis:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	FFO		Common Equity
	2025	2024	2025	2024
Corporate cash and other, net of working capital	$155	$44	$(38)	$578
Corporate borrowings	(742)	(727)	(14,301)	(14,232)
Preferred equity[1]	—	—	(4,320)	(4,333)
Realized disposition gains	52	954	—	—
	$(535)	$271	$(18,659)	$(17,987)
1.Includes $230 million of perpetual subordinated notes issued in November 2020 by a wholly owned subsidiary of Brookfield, included within non-controlling interest. FFO excludes preferred share distributions of $177 million (2024 – $176 million).
Corporate cash and other, net of working capital includes accounts receivable, accounts payable, other assets and other liabilities, inclusive of deferred tax assets and liabilities, as well as corporate cash and financial assets. Corporate financial assets are generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income. Loans and receivables are typically carried at amortized cost. Corporate cash and other, net of working capital excludes our proportionate share of cash from our Asset Management business of $1.2 billion1 (December 31, 2024 – $296 million), and $250 million of financial assets contributed to our Wealth Solutions business in the third quarter of 2025, which we consider to be part of our corporate liquidity and included as part of the common equity of our Asset Management and Wealth Solutions segments, respectively.
Corporate cash and other, net of working capital was in a liability position of $38 million as at December 31, 2025 (December 31, 2024 – asset position of $578 million), a decrease from the prior year primarily due to a higher cash balance in the prior year, as cash received from a non-recourse loan issued to a large institutional partner in December 2024 was used for share repurchases, and reinvestments into our operating businesses in the first half of 2025.
FFO from corporate cash and other, net of working capital, includes realized income and expenses from corporate cash and financial assets or liabilities in addition to corporate costs and cash taxes. During 2025, FFO of $155 million (2024 – $44 million) was generated as investment income on corporate cash and financial assets was partially offset by interest expense, corporate costs, and cash taxes. Corporate costs and normal course cash taxes were in line with the prior year.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $742 million FFO deficit (2024 – $727 million) reported through corporate borrowings reflects the interest expense on our corporate borrowings.
1This is inclusive of our interest in BAM held through BWS.
88    BROOKFIELD CORPORATION

The increase in deficit from the prior year was primarily attributable to relatively higher interest rates on new corporate debt issuances, partially offset by net commercial paper repayments.
Preferred equity is not revalued under IFRS Accounting Standards and is relatively consistent with prior year-end. We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Disposition gains from principal investments in the prior year relate to the sale of a portion of our interest in BAM, which was used to support the acquisition of AEL.
2025 ANNUAL REPORT    89

Part 4
Capitalization and Liquidity
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate Activities segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and draws on revolving credit facilities and the issuance of short-term commercial paper. As at December 31, 2025, our corporate capitalization was $68.1 billion (December 31, 2024 – $64.9 billion) with a debt to capitalization1,2 of 21% (December 31, 2024 – 21%).
Consolidated Capitalization1 – reflects the aggregate capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. As at December 31, 2025, consolidated capitalization increased compared to prior year largely due to increased borrowings at our private equity and infrastructure businesses which increased by $30 billion, partially offset by lower borrowings at our real estate business which decreased by $7.6 billion. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT DEC. 31 (MILLIONS)		Corporate		Consolidated
	Ref.	2025	2024	2025	2024
Corporate borrowings	i	$14,301	$14,232	$14,301	$14,232
Non-recourse borrowings
Subsidiary borrowings	i	—	—	16,897	16,002
Property-specific borrowings	i	—	—	228,414	204,558
		14,301	14,232	259,612	234,792
Accounts payable and other		5,389	3,941	56,457	55,502
Deferred income tax liabilities		340	530	27,009	25,267
Subsidiary equity obligations		—	—	3,808	4,759
Liabilities associated with assets classified as held for sale		—	—	5,891	4,721
Equity
Non-controlling interests		230	230	118,308	119,406
Preferred equity	ii	4,090	4,103	4,090	4,103
Common equity	iii	43,796	41,874	43,796	41,874
		48,116	46,207	166,194	165,383
Total capitalization		$68,146	$64,910	$518,971	$490,424

Debt to capitalization[2]	21%	21%	50%	47%

1 See definition in Glossary of Terms beginning on page 133.
2 Determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
90    BROOKFIELD CORPORATION

i.    Borrowings
Corporate Borrowings

AS AT DEC. 31 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2025	2024	2025	2024	2025	2024
Term debt	4.8%	4.7%	15	14	$14,408	$13,562
Commercial paper[1]	n/a	4.9%	n/a	<1	—	767
Deferred financing costs	n/a	n/a	n/a	n/a	(107)	(97)
Total					$14,301	$14,232
1.Our commercial paper program is backed by our revolving credit facility, which matures in June 2030.
As at December 31, 2025, corporate borrowings included term debt of $14.4 billion (December 31, 2024 – $13.6 billion) which had an average term to maturity of 15 years (December 31, 2024 – 14 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from 2026 to 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
The increase in term debt compared to the prior year is mainly driven by the issuance of $500 million 2055 notes in the first quarter, $650 million 2036 notes in the third quarter, $255 million 2033 notes and $474 million 2055 notes in the fourth quarter of 2025, partially offset by the repayment of our $500 million notes that matured in January 2025, early retirement of our $620 million notes maturing in January 2026, and the repayment of $767 million of commercial paper.
We had no outstanding commercial paper and draws on our revolving facility as at December 31, 2025 (December 31, 2024 – $767 million of commercial paper outstanding). As at December 31, 2025, $169 million of the revolving credit facilities were utilized for letters of credit (December 31, 2024 – $39 million).
Subsidiary Borrowings
We endeavor to capitalize our perpetual affiliates to enable continuous access to debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation. Subsidiary borrowings include perpetual affiliates’ recourse term debt, credit facility draws and outstanding commercial paper. These borrowings have no recourse to the Corporation.

AS AT DEC. 31 (MILLIONS)	Average Rate[1]		Average Term (Years)		Consolidated
	2025	2024	2025	2024	2025	2024
Renewable Power and Transition	4.6%	4.7%	12	11	$3,688	$3,801
Infrastructure	4.8%	5.1%	12	12	4,947	4,541
Private Equity	7.0%	7.5%	4	4	1,558	2,278
Real Estate	5.5%	5.8%	3	4	4,225	5,382
Asset Management	5.5%	—%	14	—	2,479	—
Total	5.2%	5.6%	10	8	$16,897	$16,002
1.Average rates were lower in 2025 as compared to the prior year primarily due to reductions in base rates and credit spreads in 2025.
2025 ANNUAL REPORT    91

Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT DEC. 31 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2025	2024	2025	2024	2025	2024
Renewable Power and Transition	6.1%	6.4%	7	8	$38,608	$38,149
Infrastructure	5.9%	6.4%	7	7	78,586	55,298
Private Equity, Asset Management & Other[1]	7.4%	7.8%	6	6	47,466	40,935
Real Estate[2]	6.2%	6.7%	2	2	63,754	70,176
Total	6.3%	6.8%	5	5	$228,414	$204,558
1.Includes a $1.0 billion non-recourse loan that was issued to a large institutional partner in December 2024.
2.Includes $40.7 billion (December 31, 2024 – $45.8 billion) of borrowings associated with real estate LP investments from our Asset Management segment.
Property-specific borrowings have increased by $24 billion since December 31, 2024, primarily due to new acquisitions and dividend recapitalizations at our infrastructure and private equity businesses. During 2025, our average cost of borrowing decreased from 6.8% to 6.3% as we were able to finance new acquisitions and complete a dividend recapitalization at a lower cost of borrowing due to reductions in base rates and credit spreads compared to 2024.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at December 31, 2025, 82% of our share of debt outstanding, including the effect of swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT DEC. 31 (MILLIONS)	Fixed Rate				Floating Rate
	2025		2024		2025		2024
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate[1]	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.8%	$14,301	4.7%	$14,232	—%	$—	—%	$—
Subsidiary borrowings	5.0%	13,745	5.0%	10,635	6.4%	3,152	6.8%	5,367
Property-specific borrowings	5.5%	91,012	5.6%	72,989	6.9%	137,402	7.4%	131,569
Total	5.4%	$119,058	5.4%	$97,856	6.8%	$140,554	7.4%	$136,936
1.Average floating rates were lower in 2025 as compared to the prior year primarily due to reductions in base rates.

92    BROOKFIELD CORPORATION

ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT DEC. 31 (MILLIONS)	Term	Average Rate		Amount
		2025	2024	2025	2024
Fixed rate-reset	Perpetual	5.4%	5.0%	$2,888	$2,901
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	3.4%	4.5%	463	463
Total		5.0%	4.9%	$4,090	$4,103
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at December 31, 2025 was 274 basis points.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the years are as follows:

AS AT DEC. 31 (MILLIONS)	2025	2024
Outstanding at beginning of year	2,259.8	2,285.2
Issued (repurchased)
Issuances	2.6	5.0
Repurchases	(25.3)	(40.0)
Long-term share ownership plans[1]	7.4	9.5
Dividend reinvestment plan and others	0.2	0.1
Outstanding at end of year	2,244.7	2,259.8
Unexercised options and other share-based plans[1] and exchangeable shares of affiliate	138.5	143.7
Total diluted shares at end of year	2,383.2	2,403.5
1.Includes management share option plan and restricted stock plan.
The company holds 183.6 million Class A shares (December 31, 2024 – 157.2 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 42.4 million (December 31, 2024 – 35.3 million) shares issuable in respect of these plans based on the market value of the Class A shares as at December 31, 2025 and December 31, 2024, resulting in a net reduction of 141.2 million (December 31, 2024 – 121.9 million) diluted shares outstanding.
During 2025, 10.5 million options were exercised, of which 4.1 million and 0.2 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 6.2 million vested options.
The cash value of unexercised options was $773 million as at December 31, 2025 (December 31, 2024 – $873 million) based on the proceeds that would be paid on exercise of the options.
As at March 13, 2026, the Corporation had outstanding 2,237,128,859 Class A shares and 85,120 Class B shares. Refer to Note 21 of the consolidated financial statements for additional information on equity.
2025 ANNUAL REPORT    93

LIQUIDITY
CORPORATE LIQUIDITY
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity1, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our Operating Businesses and our Wealth Solutions business because of their role in funding acquisitions both directly and through funds managed by BAM. On a group basis, as at December 31, 2025, we had deployable capital1 of $188 billion, which included corporate liquidity, perpetual affiliate liquidity, and third-party commitments available for drawdown in private funds managed by BAM.
CAPITAL REQUIREMENTS
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement are our debt maturities and commitments in real estate funds managed by our Asset Management business. Our next maturity is in June 2026 when $500 million of notes are due. Periodically, we will fund capital calls for our fund commitments, strategic acquisitions to expand our capabilities and seed new investment strategies.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded by perpetual affiliates or through the private funds that are managed by BAM. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds managed by BAM, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates as well as the Corporation. As at December 31, 2025, the Corporation has the following commitments within flagship funds managed by BAM:

AS AT DEC. 31, 2025 (MILLIONS)
	Total Commitment	Funded Amount
Brookfield Strategic Real Estate Partners III	$2,750	$2,750
Brookfield Strategic Real Estate Partners IV	3,500	2,935
Brookfield Strategic Real Estate Partners V	3,000	304
Oaktree Opportunities Fund XI	750	638
Oaktree Opportunities Fund XII	796	219
	$10,796	$6,846
In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

1 See definition in Glossary of Terms beginning on page 133.
94    BROOKFIELD CORPORATION

CORE LIQUIDITY AND DEPLOYABLE CAPITAL
The following table presents core liquidity of the Corporation, perpetual affiliates and managed funds:

AS AT DEC. 31 (MILLIONS)	Corporate Liquidity[1]		Deployable Capital
	2025	2024	2025	2024
Cash and financial assets, net	$2,712	$2,863	$64,747	$56,815
Undrawn committed credit facilities	3,231	3,361	11,946	10,989
Core liquidity	$5,943	$6,224	—	—
Third-party uncalled private fund commitments			110,855	91,463
Total deployable capital			$187,548	$159,267
1.Corporate cash and financial assets includes $1.2 billion of our proportionate share of our Asset Management business’ cash as at December 31, 2025 (2024 – $296 million). Proportionate share is inclusive of our stake held through our wealth solution business.
As at December 31, 2025, the Corporation’s core liquidity was $5.9 billion, consisting of $2.7 billion in cash and financial assets and $3.2 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support the activities of our perpetual affiliates and funding strategic transactions.
The Corporation has the ability to raise additional liquidity through the issuance of securities and the sale of holdings of listed investments within our perpetual affiliates, BAM and other investments. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
Corporate liquidity decreased by $281 million compared to the prior year primarily due to a higher cash balance in the prior year, as cash received from a non-recourse loan issued to a large institutional partner in December 2024 was used for share repurchases and reinvestments into our operating businesses in the first half of 2025. In addition, distributable earnings for the year were more than offset by reinvestment activities in our Asset Management, Wealth Solutions and Operating businesses, capital returned to shareholders in the form of dividends and share repurchases, as well as net financing activities.
During the year, we had net financing activities of $8 million related to the issuance of a $650 million 10-year senior unsecured note in August 2025, issuance of a C$1 billion dual-tranche senior note (~US $730M), net commercial paper repayments of approximately $770 million and repayments of a C$850 million maturing senior note (~US $620M) due January 2026.
The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s Operating Businesses based on current distribution policies for each entity:

AS AT DEC. 31, 2025 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Brookfield Asset Management[4]	73%	1,193.0	$2.01	$62,502	$2,398	$1,961
Brookfield Renewable[5]	45%	309.4	1.57	8,516	486	454
Brookfield Infrastructure[6]	26%	207.1	1.82	7,317	377	356
Brookfield Business Partners[7]	43%	88.9	0.25	3,164	24	24
Brookfield Property Group[8]	100%	n/a	n/a	n/a	1,430	1,537
Total					$4,715	$4,332
1.Based on current distribution policies as of February 11, 2026.
2.Quoted value represents the value of Brookfield owned units as at market close on December 31, 2025.
3.Distributions (current rate) are calculated by multiplying units held as at December 31, 2025 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 133.
4.Brookfield has a combined 73% ownership interest in BAM. 69% is held directly and 4% is held through BWS.
5.Brookfield owned units represent the combined units held in BEP and Brookfield Renewable Holdings Corporation (“BRHC”).
6.Brookfield owned units represent the combined units held in BIP and Brookfield Infrastructure Holdings Corporation (“BIHC”).
7.Brookfield owned units represent the combined units held in BBU and BBUC. On a combined basis with our Wealth Solutions business, we hold a 68% ownership interest in BBU, which is held 43% directly in BBU and 25% through BWS.
8.Includes distributions from direct investments into and alongside real estate private funds managed by BAM.
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REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Operating activities	$10,958	$7,569
Financing activities	21,687	26,900
Investing activities	(31,777)	(29,964)
Change in cash and cash equivalents	$868	$4,505
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $11.0 billion in 2025, a $3.4 billion increase from the prior year. Excluding the net change in non-cash working capital, cash flow from operating activities increased by $2.3 billion versus the prior year due to contributions from same-store growth and acquisitions, net of dispositions, over the last twelve months.
Financing Activities
Net cash flows from financing activities totaled $21.7 billion in 2025 compared to $26.9 billion in the prior year, and primarily related to:
•non-recourse borrowings arranged by our subsidiaries, net of repayments of $23.0 billion;
•capital provided by non-controlling interests, net of capital repaid, of $11.5 billion;
•non-recourse credit facilities arranged, net of repayments, of $2.3 billion, primarily from our Infrastructure segment; and
•corporate borrowings arranged, net of repayments of $746 million; partially offset by
•cash distributions to non-controlling interests and shareholders of $16.2 billion.
Investing Activities
Net cash flows used by investing activities were $31.8 billion in 2025 compared to $30.0 billion in the prior year, and mainly related to:
•acquisitions and additions to PP&E, net of dispositions, of $12.4 billion;
•acquisitions of subsidiaries, net of dispositions, of $8.0 billion primarily associated with acquisitions in our Infrastructure, Private Equity and Renewable Power and Transition businesses;
•acquisitions of equity accounted investments, net of dispositions, of $6.1 billion, primarily associated with acquisitions in our Infrastructure segment; and
•acquisitions of financial assets and other, net of dispositions, of $4.8 billion; partially offset by
•dispositions of investment properties, net of acquisitions and additions, of $594 million.
Refer to Note 5 Acquisitions of Consolidated Entities and Note 10 Equity Accounted Investments in the consolidated financial statements for further details.
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CONTRACTUAL OBLIGATIONS
The following table presents the contractual obligations of the company by payment periods on an undiscounted basis:

	Payments Due by Period
AS AT DEC. 31, 2025 (MILLIONS)	Less than 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years	Total
Recourse Obligations
Corporate borrowings	$496	$1,413	$1,736	$10,656	$14,301
Accounts payable and other[1]	2,621	24	20	930	3,595
Interest expense[2]
Corporate borrowings	675	1,270	1,115	7,311	10,371

Non-recourse Obligations
Principal repayments
Non-recourse borrowings of managed entities
Property-specific borrowings[3]	46,648	52,747	56,236	72,783	228,414
Subsidiary borrowings[3]	1,346	2,812	5,890	6,849	16,897
Subsidiary equity obligations	789	41	183	2,795	3,808
Accounts payable and other
Lease obligations	1,254	2,136	1,659	18,528	23,577
Accounts payable and other[1]	27,470	7,004	2,261	3,296	40,031
Commitments	5,093	3,713	610	127	9,543
Interest expense[2,4]
Non-recourse borrowings	12,375	20,622	13,182	23,395	69,574
Subsidiary equity obligations	105	102	87	31	325
1.Excludes lease obligations and provisions.
2.Represents the aggregate interest expense expected to be paid over the term of the obligations.
3. 2026 maturities of $48 billion are expected to be primarily addressed through refinancings, repayments, and extensions.
4.Variable interest rate payments have been calculated based on current rates.
The recourse obligations, those amounts that have recourse to the Corporation, which are due in less than one year totaled $3.8 billion (2024 – $2.1 billion).
Commitments of $9.5 billion (2024 – $6.3 billion) represent various contractual obligations assumed in the normal course of business by our various operating subsidiaries. These included commitments to provide bridge financing and letters of credit and guarantees provided in respect of power sales contracts as well as capital expenditure commitments related to contracted project costs assumed as part of recent acquisitions. These commitments are intended to be funded through the cash flows of the company’s subsidiaries.
The company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements and underwriting and agency agreements. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past, nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favor of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.
We have also committed to purchase power produced by certain of BEP’s hydroelectric assets as previously described on page 73.
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EXPOSURES TO SELECTED FINANCIAL INSTRUMENTS
As discussed elsewhere in this MD&A, we utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 6 to our consolidated financial statements.
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Part 5
Accounting Policies and Internal Controls
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
OVERVIEW
We are a publicly held Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
IFRS Accounting Standards use a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 11 of the consolidated financial statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our accounting policies contained in Note 2 of the consolidated financial statements.
ACCOUNTING ESTIMATES
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals. Additionally, each year we sell a number of assets, which also provides support for our valuations, as we typically contract at prices comparable to IFRS values.
We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for super core office properties, at least on a three-year rotating basis. These appraisals, along with market comparables and third-party valuation metric analyses, are used to support our internally-prepared valuations; significant differences are reconciled as they arise. During the year ended December 31, 2025, we obtained 196 external appraisals of our operating properties representing $49 billion of assets; external appraisals were within 3% of management’s valuations.
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The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as at December 31, 2025 and December 31, 2024 are summarized below.

AS AT DEC. 31, 2025 AND DEC. 31, 2024	Discount Rate		Terminal Capitalization Rate		Investment horizon (years)
	2025	2024	2025	2024	2025	2024
Super Core	6.2%	6.3%	4.8%	4.8%	10	11
Core Plus	6.9%	6.9%	5.5%	5.6%	10	10
Value Add[1]	8.2%	8.5%	6.6%	6.8%	10	10
Opportunistic[2]	8.8%	8.9%	6.9%	6.5%	10	10
LP Investments[3]	8.5%	9.1%	5.4%	6.2%	9	14
Weighted Average	7.4%	8.1%	5.4%	5.9%	10	12
1.The change in discount rates and terminal capitalization rates compared to December 31, 2024 primarily relates to the sale of a U.S. office asset, a U.S. retail asset, and the reclassification to held for sale of a U.S. office asset.
2.The change in discount rates and terminal capitalization rates compared to December 31, 2024 primarily relates to the sale of five U.S. office assets and one U.S. retail asset.
3.The change in discount rates, terminal capitalization rates, and investment horizon compared to December 31, 2024 primarily relates to the deconsolidation of India REIT in Q1’25 and the sale of our Australian senior living portfolio.
The following table presents the impact on the fair value of our consolidated investment properties as at December 31, 2025 from a 25-basis point change to the relevant unobservable inputs in isolation and does not present the impact on the fair value from other factors such as changes in cash flows or inflation. For properties valued using the discounted cash flow method, the basis point change in valuation relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effects on all consolidated investment property assets within our consolidated financial statements on a pre-tax basis, including amounts attributed to non-controlling interests in our perpetual affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT DEC. 31, 2025 (MILLIONS)	Fair Value	Sensitivity
Super Core	$19,428	$1,104
Core Plus	10,103	460
Value Add	5,494	197
Opportunistic	3,578	174
LP Investments	44,056	1,943
Other investment properties	2,954	95
Total	$85,613	$3,973
ii. Revaluation Method for PP&E
We revalue PP&E within our Renewable Power and Transition segment using the discounted cash flow (“DCF”) method and our Infrastructure segment using DCF and the depreciated replacement cost (“DRC”) methods. Our real estate hospitality assets are valued using the DRC method. PP&E within our Private Equity segment is recorded at cost less accumulated depreciation and impairment losses.
Assets subject to the revaluation approach are revalued annually using a bottom-up approach, starting at the operating level with local professionals, and involving multiple levels of review, including by senior management. Changes in fair value are reported through other comprehensive income as revaluation surplus. Underlying cash flows used in DCF models are subject to detailed reviews as part of business planning, with discount rates and other key variable inputs reviewed for reasonability and the models reviewed for mathematical accuracy. Key inputs are frequently compared to third-party reports commissioned by the respective entities to assess reasonability. In addition, comparable market
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transactions are analyzed to consider for benchmarking. Additional information about the revaluation methodology and current year results is provided below.
When determining the carrying value of PP&E using the revaluation method, the company uses the following assumptions and estimates: the timing of forecasted revenues; future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of PP&E under development includes estimates in respect of the timing and cost to complete the development. This process is further discussed in Part 2 – Review of Consolidated Financial Results.
Renewable Power and Transition
We use an unlevered 20-year DCF, with a terminal value that is built from the bottom-up and determined, where appropriate, using the Gordon Growth Model for perpetual assets, such as hydroelectric facilities. For assets with finite lives, such as wind and solar farms, the residual asset value is used based on the estimated remaining service life and the residual asset value is used to represent the terminal value.
Key model inputs include contract prices, forward merchant power prices, long-term average generation estimates, operating expenses, capital expenditures, tax rates, exit dates, terminal capitalization rates, and discount rates. A few of the critical assumptions are described in more detail below:
•Pricing forecasts consist of the following inputs:
◦Where power purchase agreements are in place, contracted power prices are utilized for the remaining term of these agreements.
◦Thereafter, or to the extent that the underlying renewable power asset is not contracted, we estimate merchant pricing based on a mix of external data and our own estimates. Short-term merchant pricing is based on four years of externally sourced broker quotes in North America, regulated market operator and local market pricing in Europe, and local market pricing in South America. We ensure to link our short-term pricing by linear extrapolation to our view of long-term power pricing below.
◦Long term pricing is driven by the economics required to support new entrants into the various power markets in which we operate. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. Once the year of new entrant is determined, data from industry sources, as well as inputs from our development teams, is used to model the all-in cost of the expected technology mix of new construction, and the resulting market price required to support its development. Our long-term pricing view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2030 to 2035 in North America, by 2030 in Colombia and by 2029 in Brazil. For the North American businesses, we have estimated our renewable power assets will contract at a discount to new-build wind, solar and battery prices (the most likely source of new renewable generation in those regions). In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
•Energy generation forecasts are based on LTA for which we have significant historical data. LTA for hydroelectric facilities is based on third-party engineering reports commissioned during asset acquisitions and financing activities. These studies are based on statistical models supported by decades of historical river flow data. Similarly, LTA for wind facilities is based on third-party wind resource studies completed prior to construction or acquisition. LTA for solar facilities is based on third-party irradiance level studies at the location of our project sites during construction or acquisition.
•Capital expenditure forecasts rely on independent engineering reports commissioned from reputable third-party firms during underwriting or financings.
•Our discount rates, which are adjusted based on asset level and regional considerations, are compared to implied rates from recent market transitions where possible for reasonability.
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Review of our models also includes assessing comparable market transactions. We compare EBITDA multiples and value per megawatt at the asset level to recent market transactions; at the portfolio basis, we compare valuation multiples to our most comparable competitors in the market and the resulting book value of our equity after revaluation to our share price in the market. For example, we have noted from reviews of market transactions in the U.S. northeast that the multiples paid for the asset indicate that market participants likely share our view on escalating power prices in the region.
In 2025, the fair value of the PP&E in our Renewable Power and Transition segment increased by $2.1 billion, primarily attributable to new development projects de-risked with substantial construction progression as scheduled, higher power pricing across select markets and the expected growth in demand for renewable power.
The key valuation metrics of our hydroelectric, wind and solar generating facilities at the end of 2025 and 2024 are summarized below:

	Contracted Discount Rate		Uncontracted Discount Rate		Terminal Capitalization Rate[1]		Investment Horizon
AS AT DEC. 31	2025	2024	2025	2024	2025	2024	2025	2024
North America	5.0 – 5.7%	5.1 – 5.8%	6.2 – 7.0%	6.3 – 7.2%	4.3 – 4.7%	4.3 – 5.1%	2048	2048
Colombia	8.4%	8.5%	9.6%	9.8%	7.1%	7.3%	2045	2044
Brazil	9.5%	9.6%	10.8%	10.9%	n/a	n/a	2052	2052
Europe[2]	5.0 – 7.2%	4.9 – 6.6%	5.0 – 7.2%	4.9 – 6.6%	n/a	n/a	2052	2047
Australia	7.3%	n/a	7.3%	n/a	n/a	n/a	2056	n/a
1.The terminal capitalization rate applies only to hydroelectric assets in North America and Colombia.
2.The change in uncontracted rates compared to the prior year reflect change in asset mix to include certain development and merchant assets in Europe.
The following table presents the impact on fair value of PP&E in our Renewable Power and Transition segment as at December 31, 2025 from a 25-basis point change in discount and terminal capitalization rates, as well as a 5% change in electricity prices. These amounts represent the effect on all consolidated PP&E assets within the consolidated financial statements of BN on a pre-tax basis, including amounts attributed to non-controlling interests in our listed affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT DEC. 31, 2025 (MILLIONS)	Fair Value	Sensitivity
25 bps change in discount and terminal capitalization rates[1]
North America	$37,237	$1,985
Colombia	15,219	734
Brazil	4,607	97
Europe	7,370	94
Australia	5,119	123
5% change in electricity prices
North America	37,237	1,300
Colombia	15,219	722
Brazil	4,607	128
Europe	7,370	113
Australia	5,119	154
1.The terminal capitalization rate applies only to hydroelectric assets in North America and Colombia.
Terminal values are included in the valuation of hydroelectric assets in the U.S., Canada, and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration or useful life of a concession asset as at December 31, 2025, including a one-time 30-year renewal for applicable hydroelectric assets, is 30 years (2024 – 30 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
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Energy Contracts
The New York power contract is the only power contract that remains in place between the Corporation and BEP. Under the contract, we are required to purchase power that BEP generates at certain of its New York assets at a fixed price. Based on LTA, we purchase approximately 3,600 GWh of power from BEP each year pursuant to a long-term contract at a predetermined price, which represents 10% of BEP’s power generation. The fixed price that we are required to pay BEP increases annually based on inflation, not to exceed 3%. In addition, from 2021 to 2025, the price gradually stepped down by $3/MWh a year, followed by a $5/MWh reduction in 2026. The contract expires in 2046 and provides us the right to terminate the agreement in 2036.
The contract is valued annually based on price curves as at year end incorporating revised discount rates as required. As at December 31, 2025, the contract was valued using weighted-average forward power price estimates of approximately $106/MWh in years 1-10 and $175/MWh in years 11-20, using a discount rate of approximately 6.7%.
Infrastructure
Our infrastructure assets, revalued using DCF models, are generally subject to contractual and regulatory frameworks that underpin the cash flows. We also include the benefits of development projects for existing in-place assets to the extent that they have been determined to be feasible, typically by external parties, and have received the appropriate approvals. We are unable to include the benefits of development projects within our business that are not considered improvements to existing PP&E.
The underlying cash flow models supporting the revaluation process include a number of different inputs and variables with risks mitigated through controls incorporated in the bottom-up preparation and review process. Inputs are reviewed for qualitative and quantitative considerations and the mechanical accuracy is tested by appropriate finance and investment professionals.
When assessing the reasonability of our DCF models, we determine whether there are comparable transactions that we can consider for the purposes of benchmarking. Metrics such as the implied current year or forward-looking EBITDA multiples are reviewed against market transactions and public companies to assess whether our valuations are appropriate. We also assess whether the inputs used in the models are consistent amongst asset classes and geographies, where applicable, or that asset specific differences are supportable considering transactions in a given asset class or market.
Additionally, as part of our private fund valuation process, we obtain third-party appraisals on our fund investments on a three-year rotating basis. These appraisals are not directly utilized in the financial statements, rather they are used to confirm that management’s assumptions in determining fair value are within a reasonable range.
On an aggregate basis, the value of the appraised assets is greater than the book value because a significant portion of our infrastructure operations assets such as public service concessions are classified as intangible assets. These intangible assets are carried at amortized cost, subject to impairment tests, and are amortized over their useful lives. In addition, we have contracted growth projects within our businesses that cannot be included in IFRS fair value unless these relate to improvements on existing PP&E.
Within our Infrastructure segment, we reported valuation gains of $1.8 billion in 2025. The gain was primarily due to inflation indexation as well as strong underlying performance at a number of our businesses.
The key valuation metrics of our utilities, transport and midstream operations are summarized below:

	Utilities		Transport[1]		Midstream[2]
AS AT DEC. 31	2025	2024	2025	2024	2025	2024
Discount rate	8% – 16%	8% – 15%	9%	10%	n/a	15%
Terminal value multiples	15x	16x	8x	9x – 20x	n/a	8x – 10x
Investment horizon (years)	10 – 20	10 – 20	10	10	n/a	1 – 2
1.The change in terminal capitalization multiples from prior year primarily relates to the deconsolidation of our U.K. ports operation, which is no longer included in the metrics.
2.The current and prior year reflects our North American gas storage business. As a result of an IPO in October 2025, our investment in this business is now valued using its share price.

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Real Estate and Other
Hospitality assets, primarily hotel and resort operations, are valued using the depreciated replacement cost method, which factors in age, physical condition and construction costs of the properties. Fair values of hospitality properties are also reviewed in reference to each asset’s enterprise value determined using a discounted cash flow model. These valuations are generally prepared by external valuation professionals using information provided by management of the operating business. The fair value estimates for hospitality assets represent the estimated fair value of the PP&E of the hospitality business only and do not include any associated intangible assets. Hospitality assets are revalued annually, with changes in fair value reported through other comprehensive income as revaluation surplus.
iii.Financial Instruments
Financial assets, financial contracts and other contractual arrangements that are treated as derivatives are recorded at fair value in our financial statements and changes in their value are recorded in net income or other comprehensive income, depending on their nature and business purpose. The more significant and more common financial contracts and contractual arrangements employed in our business that are fair valued include: interest rate contracts, foreign exchange contracts and agreements for the sale of electricity. Financial assets and liabilities may be classified as Level 1, 2 or 3 in the fair value hierarchy. Refer to Note 6 Fair Value of Financial Instruments within the notes to the consolidated financial statements for additional information.
Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.
iv.Inventory
The company estimates the net realizable value of its inventory using estimates and assumptions about future selling prices and future development costs.
v.Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts. Equity accounted investments, which follow the same accounting principles as our consolidated operations, include amounts recorded at fair value and amounts recorded at amortized cost or cost, depending on the nature of the underlying assets.
ACCOUNTING JUDGMENTS
Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:
i.Control or Level of Influence
When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that it has the ability to exert directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated as a result of the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership. Refer to Part 2 – Review of Consolidated Financial Results for additional information.
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ii.Investment Properties
When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.
iii.Property, Plant and Equipment
The company’s accounting policy for its PP&E requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the PP&E as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.
For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes, discount and capitalization rates. Judgment is applied when determining future electricity prices considering broker quotes for the years in which there is a liquid market available and, for the subsequent years, our best estimate of electricity prices from renewable sources that would allow new entrants into the market.
iv.Identifying Performance Obligations for Revenue Recognition
Management is required to identify performance obligations relating to contracts with customers at the inception of each contract. IFRS 15 Revenue from Contracts with Customers requires a contract’s transaction price to be allocated to each distinct performance obligation when, or as, the performance obligation is satisfied. Judgment is used when assessing the pattern of delivery of the product or service to determine if revenue should be recognized at a point in time or over time. For certain service contracts recognized over time, judgment is required to determine if revenue from variable consideration such as incentives, claims and variations from contract modifications has met the required probability threshold to be recognized.
Management also uses judgment to determine whether contracts for the sale of products and services have distinct performance obligations that should be accounted for separately or as a single performance obligation. Goods and services are considered distinct if: (1) a customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (2) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.
Additional details about revenue recognition policies across our operating segments are included in Note 3 of the consolidated financial statements.
v.Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; the determination of discount and capitalization rates; and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
vi.Income Taxes
The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences that would follow the disposition of the property. Otherwise, deferred taxes are measured on the basis that the carrying value of the investment property will be recovered substantially through use.
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vii.Other
Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes, the likelihood and timing of anticipated transactions for hedge accounting and the determination of functional currency.
CONSOLIDATION UNDER IFRS ACCOUNTING STANDARDS
As a Canadian domiciled public corporation, we report under IFRS Accounting Standards, while other issuers that may be considered peers report under U.S. GAAP. These GAAPs are aligned in many areas, but as it relates to asset management and investment companies, there is a significant difference between IFRS and U.S. GAAP Accounting Standards. Under IFRS Accounting Standards, while investment companies can account for their investments at fair value and report them on one line in their balance sheet on a net basis, a parent of an investment company cannot maintain that accounting and must look to whether it controls the underlying investments individually. For issuers under U.S. GAAP, investment companies can use the same treatment as in IFRS Accounting Standards but the parent of an investment company would keep the same reporting as the subsidiary investment company. Therefore, the same investment could be fully consolidated under IFRS Accounting Standards or shown as one line on a net basis under U.S. GAAP.
IFRS Accounting Standards use a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information. Our consolidation conclusions may differ from certain other issuers who report under U.S. GAAP as they are required to evaluate consolidation requirements using a voting interest model or a variable interest model depending on the circumstances.
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MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
ASSESSMENTS AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
Management has evaluated the effectiveness of the company’s internal control over financial reporting (as defined in the applicable U.S. and Canadian securities laws) as of December 31, 2025 and based on that assessment concluded that, as of December 31, 2025, our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting during the quarter or year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
DISCLOSURE CONTROLS AND PROCEDURES
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws) as of  December 31, 2025. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2025.
RELATED PARTY TRANSACTIONS
In the normal course of operations, we enter into transactions on market terms with related parties, including consolidated and equity accounted entities, such as Brookfield Wealth Solutions, which have been measured at the exchange value and are recognized in the consolidated financial statements, including, but not limited to: manager or partnership agreements; base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.
Refer to Note 27 Related Party Transactions in the consolidated financial statements for further details.
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Part 6
Business Environment and Risks
For purposes of Part 6 of this Report, unless the context requires otherwise, references to the “company”, “we”, “us” or “our” refers to Brookfield Corporation, its consolidated subsidiaries (including our Asset Management business), BWS and Oaktree.
This section contains a review of certain aspects of the business environment and risks that could materially adversely impact our business, performance, financial condition, results of operations, cash flows and the value of our securities. Additional risks and uncertainties not previously known to the company, or that the company currently deems immaterial, may also impact our operations and financial results.
a) Volatility in the Trading Price of Our Class A Shares
The trading price of our Class A shares is subject to volatility due to market conditions and other factors and cannot be predicted.
Our shareholders may not be able to sell their Class A shares at or above the price at which they purchased such shares due to trading price fluctuations in the capital markets. The trading price could fluctuate significantly in response to factors both related and unrelated to our operating performance and/or future prospects, including, but not limited to: (i) variations in our operating results and financial condition; (ii) actual or prospective changes in government laws, rules or regulations affecting our businesses; (iii) material announcements by us, our affiliates or our competitors; (iv) the general state of the securities markets; (v) market conditions and events specific to the industries in which we operate; (vi) changes and developments in general economic, political, or social conditions, including as a result of pandemics/epidemics and related economic disruptions; (vii) changes in the values of our investments (including in the market price of our listed affiliates) or changes in the amount of distributions, dividends or interest paid in respect of investments; (viii) differences between our actual financial and operating results and those expected by investors and analysts; (ix) changes in analysts’ recommendations or earnings projections; (x) changes in the extent of analysts’ interest in covering the company and its listed affiliates; (xi) the depth and liquidity of the market for our Class A shares; (xii) dilution from the issuance of additional equity, including as a result of exchanges or additional issuances of shares exchangeable for Class A shares such as class A exchangeable voting shares of BWS (“BWS exchangeable shares”); (xiii) investor perception of our businesses and the industries in which we operate; (xiv) investment restrictions; (xv) our dividend policy; (xvi) the departure of key executives; (xvii) sales of Class A shares by senior management or significant shareholders; and (xviii) the materialization of other risks described in this section.
b) Reputation
Actions or conduct that have a negative impact on investors’ or stakeholders’ perception of us could adversely impact our ability to attract and/or retain investor capital and generate fee revenue.
The growth of our Asset Management business relies on continuous fundraising for various private and public investment products, and retention of capital raised from third-party investors. We depend on our business relationships and our global reputation for integrity and high-caliber asset management services to attract and retain investors and advisory clients, and to pursue investment opportunities for us and the public and private entities managed by our Asset Management business. Our business relationships and reputation could be negatively impacted by a number of factors including poor performance; actual, potential or perceived conflicts of interest that are not adequately addressed; misconduct or alleged misconduct by employees; rumors or innuendos; or failed or ineffective implementation of new investments or strategies. If we are unable to continue to raise and retain capital from third-party investors, either privately, publicly or both, or otherwise are unable to pursue our investment opportunities, this could materially reduce our revenue and cash flows and adversely affect our financial condition.
Poor performance of any kind could damage our reputation with current and potential investors in managed entities, making it more difficult to raise new capital. Investors may decline to invest in current and future managed entities and may withdraw their investments from managed entities as a result of poor performance in the entity in which they are
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invested, and investors in private funds may demand lower fees for new or existing funds, all of which would decrease our revenue.
Our Asset Management business, as a global alternative asset manager with various lines of business and investment products, some of which have overlapping mandates, may be subject to a number of actual, potential or perceived conflicts of interest. These conflicts may be magnified for an asset manager that has many different capital sources available to pursue investment opportunities, including investor capital and the company’s own capital. In addition, the senior management team of the company and its affiliates have their own capital invested in Class A shares, directly and indirectly, and may have financial exposures with respect to their own investments which could lead to potential conflicts if such investments are similar to those made by the company or on behalf of investors in entities managed by our Asset Management business.
In addressing these conflicts, we have implemented a variety of policies and procedures; however, there can be no assurances that these will be effective at mitigating actual, potential or perceived conflicts of interest in all circumstances, or will not reduce the positive synergies that we seek to cultivate across our businesses. It is also possible that actual, potential or perceived conflicts of interest, if not properly addressed, could give rise to investor dissatisfaction, litigation, regulatory enforcement actions or other detrimental outcomes.
Appropriately dealing with conflicts of interest for an asset manager is a priority and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with actual, potential or perceived conflicts of interest. Asset manager conflicts are subject to enhanced regulatory scrutiny in the markets in which we operate and in the U.S. in particular. Such regulatory scrutiny can lead to fines, penalties and other negative consequences. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, business, financial condition or results of operations in a number of ways, including an inability to adequately capitalize existing managed entities or raise new managed entities, including private funds, and a reluctance of counterparties to do business with us. For information regarding conflicts of interests between the businesses within our asset management operations that operate on opposite sides of an information barrier, see Item (v) herein.
Our reputation could also be negatively impacted if there is misconduct or alleged misconduct by our personnel, the personnel of our Asset Management business or those of our listed affiliates or portfolio companies in which we and managed entities invest, including historical misconduct prior to the investment. Risks associated with misconduct at our portfolio companies is heightened in cases where we do not have legal control or significant influence over a particular portfolio company or are not otherwise involved in actively managing a portfolio company. In such situations, given our ownership position and affiliation with the portfolio company, we may still be negatively impacted from a reputational perspective through this association. In addition, even where we have control over a portfolio company, if it is a newly acquired portfolio company that we are in the process of integrating then we may face reputational risks related to historical or current misconduct or alleged misconduct at such portfolio company for a period of time. We may also face increased risk of misconduct to the extent our capital allocated to emerging markets and distressed companies increases. If we face allegations of improper conduct by private litigants or regulators, whether the allegations are valid or invalid or whether the ultimate outcome is favorable or unfavorable to us, such allegations may result in negative publicity and press speculation about us, our investment activities or the asset management industry in general, which could harm our reputation and may be more damaging to our business than to other types of businesses.
We are subject to a number of obligations and standards arising from our Asset Management business and our authority over the assets we manage. The violation of these obligations and standards by any of our employees may adversely affect our partners and our business and reputation. Our business often requires that we deal with confidential matters of great significance to the companies in which we may invest and to other third parties. If our employees were to improperly use or disclose confidential information, or a security breach results in an inadvertent disclosure of such information, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct or security breaches, and the precautions we take in this regard may not be effective.
Implementation of new investment and growth strategies involves a number of risks that could result in losses and harm to our professional reputation, including the risk that the expected results are not achieved, that new strategies are not appropriately planned for or integrated, that new strategies may conflict with, detract from or compete against our existing businesses, and that the investment process, controls and procedures that we have developed will prove insufficient or
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inadequate. Furthermore, our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our complete control or under the control of another.
In addition to impacting the ability of our Asset Management business to raise and retain third-party capital and pursue investment opportunities, certain of the risks identified herein that may have a negative impact on our reputation also could, in extreme cases, result in the removal of our asset manager as general partner or an acceleration of the liquidation date of the private funds that are managed by it. The governing agreements of the private funds provide that, subject to certain conditions (which may, particularly in the case of a removal as general partner, include final legal adjudications of the merits of the particular issue), third-party investors in these funds will have the right to remove the asset manager as the general partner or to accelerate the liquidation date of the fund. Additionally, at any time, investors may terminate a fund and accelerate the liquidation date upon the vote of a super-majority of investors in such fund. A significant negative impact to our reputation would be expected to increase the likelihood that investors could seek to terminate a private fund. This effect would be magnified if, as is often the case, an investor is invested in more than one fund. Such an event, were it to occur, would result in a reduction in the fees earned from such fund, particularly if our Asset Management business is unable to maximize the value of the fund’s investments during the liquidation process or in the event of the triggering of a “clawback” for fees already paid out to it as general partner.
c) Asset Management
Growth in fee-bearing capital could be adversely impacted by unsuccessful product development or marketing efforts. In addition, investment returns could be lower than target returns due to unsuccessful allocation of capital or unsuccessful investment management.
Our Asset Management business depends on its ability to fundraise third-party capital, deploy that capital effectively, and produce targeted investment returns.
The ability to raise third-party capital depends on a number of factors, including many that are outside the control of the asset manager, such as the general economic environment and the number of other investment funds being raised at the same time by competitors. Investors may reduce (or even eliminate) their investment allocations to alternative investments, including closed-ended private funds. Investors that are required to maintain specific asset class allocations within their portfolio may be required to reduce their investment allocations to alternative investments, particularly during periods when other asset classes such as public securities are decreasing in value. In addition, investors may prefer to insource and make direct investments; therefore, becoming competitors and ceasing to be clients and/or make new capital commitments.
Competition from other asset managers for raising public and private capital is intense, with competition based on a variety of factors, including investment performance, the quality of service provided to investors, the quality and availability of investment products, marketing efforts, investor liquidity and willingness to invest, and reputation. Poor investment performance could hamper the ability of our Asset Management business to compete for these sources of capital or force it to reduce management fees. Existing investors and potential investors continually assess investment performance and the ability to raise capital for existing and future funds depends on the relative and absolute performance of funds managed by our Asset Management business. If poor investment returns or changes in investment mandates prevent our asset manager from raising further capital from existing partners, it may need to identify and attract new investors in order to maintain or increase the size of private funds, and there are no assurances that it will be able to find new investors. Further, as competition and disintermediation in the asset management industry increases, our Asset Management business may face pressure to reduce or modify asset management fees, including base management fees and/or carried interest, or modify other terms governing its current asset management fee structure, in order to attract and retain investors.
The successful execution of our investing strategy is uncertain as it requires suitable opportunities, careful timing and business judgment, as well as the resources to complete asset purchases and restructure them, if required, notwithstanding difficulties experienced in a particular industry.
There is no certainty that we will be able to identify suitable or sufficient opportunities that meet our investment criteria and be able to acquire additional high-quality assets at attractive prices to supplement our growth in a timely manner, or at all. In pursuing investment opportunities and returns, we and the entities managed by our asset manager face competition
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from other investment managers and investors worldwide. Each of our businesses is subject to competition in varying degrees and our competitors may have certain competitive advantages over us when pursuing investment opportunities. Some of our competitors may have higher risk tolerances, different risk assessments, lower return thresholds, a lower cost of capital, or a lower effective tax rate (or no tax rate at all), all of which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments. We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by our competitors, some of whom may have synergistic businesses which allow them to consider bidding a higher price than we can reasonably offer. While we attempt to deal with competitive pressures by leveraging our asset management strengths and operating capabilities and compete on more than just price, there is no guarantee these measures will be successful, and we may have difficulty competing for investment opportunities, particularly those offered through auction or other competitive processes. If our Asset Management business is unable to successfully raise, retain, and deploy third-party capital into investments, it may be unable to collect management fees, carried interest or transaction fees, which would materially reduce our revenue and cash flows and adversely affect our financial condition.
Our approach to investing often entails adding assets to our existing businesses when the competition for assets is weakest; typically, when depressed economic conditions exist in the market relating to a particular entity or industry. Such an investing style carries with it inherent risks when investments are made in either markets or industries that are undergoing some form of dislocation. We may fail to value opportunities accurately or to consider all relevant factors that may be necessary or helpful in evaluating an opportunity, may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position, may be exposed to unexpected risks and costs associated with our investments, including risks arising from alternative technologies that could impair or eliminate the competitive advantage of our business in a particular industry, and/or may be unable to quickly and effectively integrate new acquisitions into existing operations or exit from the investment on favorable terms. In addition, liabilities may exist that we or managed entities do not discover in due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, we or the managed entities may not be entitled to sufficient, or any, recourse against the contractual counterparties to an acquisition.
The credit strategies of our Asset Management business offer a broad range of strategies to investors. Similar to other private funds managed by us across different strategies, our asset managers that pursue credit strategies earn base management fees and, in certain cases, carried interest on funds and separate accounts that invest in its credit strategies. Cyclicality is important to credit strategies and weak economic environments have tended to afford some of the best investment opportunities and best relative investment performance to such strategies. Any prolonged economic expansion or recession could have an adverse impact on certain credit strategies and materially affect the ability to deliver attractive investment returns for clients or generate incentive or other income in respect of those strategies.
We generally pursue investment opportunities that involve business, regulatory, legal and other complexities. Our tolerance for complexity presents risks, as such transactions can be more difficult, expensive and time-consuming to finance and execute, and have a higher risk of execution failure. It can also be more difficult to manage or realize value from the assets acquired in such transactions and such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities.
At times, our asset manager makes investments (for one or more funds or managed entities) in companies that we do not control. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which we do not agree or that the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our interests.
Certain investments may be concentrated in particular asset types or geographic regions, which could exacerbate any negative performance of one or more managed entities to the extent those concentrated investments are in assets or regions that experience market dislocation. In addition, certain funds hold publicly traded securities the price of which will be volatile and are likely to fluctuate due to a number of factors beyond our asset manager’s control, including actual or anticipated changes in the profitability of the issuers of such securities; general economic, social, or political developments; changes in industry conditions; changes in governance regulation; inflation; the general state of the securities markets; and other material events.
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The failure of a newly acquired business to perform according to expectations could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flows. Alternatively, we may be required to sell a business before it has realized our expected level of returns for such business.
If any of the investments managed by our asset manager perform poorly or experience prolonged periods of volatility, or if the capital is not deployed effectively, its fee-based revenue, cash available for distribution and/or carried interest would decline, negatively impacting our earnings. Moreover, we could experience losses on our capital invested in funds managed by our asset manager. Accordingly, our expected returns on these investments may be less than we have assumed in forecasting the value of our business.
d) Laws, Rules and Regulations
We are subject to numerous laws, rules, and regulatory requirements which may impact our business, including resulting in financial penalties, loss of business, and/or damage to our reputation in instances of non-compliance.
There are many laws, governmental rules and regulations and listing exchange rules that apply to us, our affiliates, our assets and our businesses. Changes in these laws, rules and regulations, or their interpretation by governmental agencies or the courts, could adversely affect our business, assets or prospects, or those of our affiliates, customers, clients or partners. The failure of the company, our listed affiliates, or entities managed by our asset management company to comply with these laws, rules and regulations, or with the rules and registration requirements of the respective stock exchanges on which we and they are listed, could adversely affect our reputation and financial condition.
Our Asset Management business, including our investment advisory and broker-dealer business, is subject to substantial and increasing regulatory compliance obligations and oversight, and this higher level of scrutiny may lead to more regulatory enforcement actions. There continues to be uncertainty regarding the appropriate level of regulation and oversight of asset management businesses in a number of jurisdictions in which we operate. The financial services industry has been the subject of heightened scrutiny and enforcement actions. Regulatory investigations and/or enforcement actions by regulators could have a material adverse effect on our business and/or reputation. In addition, the introduction of new legislation and increased regulation may result in increased compliance costs and could materially affect the manner in which we conduct our business and adversely affect our profitability. Although there may be some areas where governments in certain jurisdictions propose deregulation, it is difficult to predict the timing and impact of any such deregulation, and we may not materially benefit from any such changes.
Our Asset Management business is not only regulated in the U.S., but also in other jurisdictions where we conduct operations including, but not limited to, the E.U., the U.K., Canada, Brazil, Colombia, Australia, India and South Korea. Similar to the environment in the U.S., the current environment in jurisdictions outside the U.S. in which we operate has become subject to further regulation. Governmental agencies around the world have proposed or implemented a number of initiatives and additional rules and regulations that could adversely affect our Asset Management business, and governmental agencies may propose or implement further rules and regulations in the future. These rules and regulations may impact how managed entities are marketed in these jurisdictions and introduce compliance obligations with respect to disclosure and transparency, as well as restrictions on investor participation and distributions. Such regulations may also prescribe certain capital requirements on managed entities, and conditions on the leverage managed entities may employ and the liquidity these managed entities must have. Compliance with additional regulatory requirements will impose additional restrictions and expenses for us and could reduce our operating flexibility and fundraising opportunities.
Our broker-dealer business is regulated by the SEC, the various Canadian provincial securities commissions, as well as self-regulatory organizations, including the Financial Industry Regulatory Authority in the U.S. These regulatory bodies may conduct administrative or enforcement proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its directors, officers or employees. Such proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation of a broker-dealer.
The advisors of certain managed entities are registered as investment advisers with the SEC. Registered investment advisers are subject to the requirements and regulations of the Investment Advisers Act of 1940, which grants U.S. supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with laws or regulations. If such powers are exercised, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment adviser may engage, suspension or revocation of the investment adviser’s registration, censure and fines. Compliance with these requirements
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and regulations results in the expenditure of resources, and a failure to comply could result in investigations, financial or other sanctions, and reputational damage.
The Investment Company Act of 1940 (the “40 Act”) and the rules promulgated thereunder provide certain protections to investors and impose certain restrictions on entities that are deemed “investment companies” under the 40 Act. We are not currently, nor do we intend to become, an investment company under the 40 Act. To ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans and the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. If we were required to register as an investment company, we would face severe limitations on the operation of our business. Among other things, we would be prohibited from engaging in certain business activities (or have conditions placed on our business activities), face restrictions on engaging in transactions with affiliated entities and issuing certain securities or engaging in certain types of financings, be restricted with respect to the amount and types of borrowings we are permitted to obtain, be required to limit the amount of investments that we make as principal, and face other limitations on our activities.
Our Asset Management business has and may become subject to additional regulatory and compliance requirements as it expands its product offerings and investment platform which likely will carry additional legal and compliance costs, as well as additional operating requirements that may also increase costs.
We acquire and develop primarily insurance, renewable power and transition, infrastructure, business services, real estate, and industrial assets. In doing so, we must comply with extensive and complex municipal, state or provincial, national and international laws and regulations. These laws and regulations can result in uncertainty and delays, and impose additional costs, which may adversely affect our results of operations. Changes in these laws and regulations may negatively impact us and our businesses or may benefit our competitors and their businesses.
Additionally, liability under such laws, rules and regulations may occur without our fault. In certain cases, parties can pursue legal actions against us to enforce compliance as well as seek damages for non-compliance or for personal injury or property damage. Our insurance may not provide sufficient coverage in the event that a successful claim is made against us.
e) Governmental Investigations, Sanctions and Anti-Bribery and Corruption
Federal, state and foreign anti-bribery and corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm and we may also be subject to various governmental investigations.
We are from time to time subject to various governmental investigations, audits and inquiries, both formal and informal. These investigations, regardless of their outcome, can be costly, divert management attention and damage our reputation. The unfavorable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.
We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties both domestically and in respect of operations abroad, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), various federal and state corruption laws, and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010, the Canadian Corruption of Foreign Public Officials Act (“CFPOA”) and Part IV of the Criminal Code (Canada), the Brazilian Clean Companies Act, the Australian Criminal Code Act 1995, the Indian Prevention of Corruption Act, and the Bermudian Bribery Act 2016. This global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted.
Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, in particular when conducting due diligence in connection with acquisitions, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because
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consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations. When acquiring assets in distress, the quality of financial information of the target may also make it difficult to identify irregularities.
The FCPA prohibits bribery of non-U.S. officials, candidates for office and political parties, and requires U.S. companies to keep books and records that accurately and fairly reflect those companies’ transactions. Similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010 and the CFPOA, as well as other applicable anti-bribery and corruption or related laws in the U.S. and abroad, may also impose stricter or more onerous requirements than the FCPA, and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. The policies and procedures we have implemented to comply with anti-bribery and corruption legislation may be inadequate. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, incarceration of our employees, reputational harm, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws and regulations or other acts of bribery committed by entities in which we or managed entities invest.
We are also subject to laws and regulations governing trade and economic sanctions. The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of Commerce and the U.S. Department of State administer and enforce various trade control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations implicate a number of aspects of our business, including servicing existing fund investors, finding new fund investors, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments. Some of these regulations provide that penalties can be imposed on us for the conduct of a portfolio company, even if we have not ourselves violated any regulation. Similar laws in non-U.S. jurisdictions, such as the Special Economic Measures Act (Canada), the United Nations Act (Canada) and the Justice for Victims of Corrupt Foreign Officials Act (Canada), and E.U. sanctions, may also impose restrictions or requirements on us or our operating businesses. Applicable laws of various jurisdictions may contain conflicting provisions, making our compliance more difficult. For example, Canada has adopted measures, such as the Canadian Foreign Extraterritorial Measures Act, that could restrict certain persons and entities subject to Canadian jurisdiction from complying with extra-territorial sanctions imposed by other jurisdictions, such as the U.S. In February 2022, the U.S. and other countries began imposing, and continue to impose, sanctions targeting Russia as a result of actions taken by Russia in Ukraine. We and our portfolio companies are required to comply with these and potentially additional sanctions imposed by the U.S. and by other countries, for which the full costs, burdens, and limitations on our business and prospects are currently unknown and may become significant.
In addition, the U.S. and many non-U.S. countries that have laws designed to protect national security or to restrict foreign direct investment. For example, under the United States Foreign Investment Risk Review Modernization Act (“FIRRMA”), the Committee on Foreign Investment in the United States (“CFIUS”) has the authority to review, block or impose conditions on investments by non-U.S. persons in U.S. companies or real assets deemed critical or sensitive to the U.S. Many non-U.S. jurisdictions have similar laws. For example, the E.U. has adopted an E.U.-wide mechanism to screen foreign investment on national security grounds and most E.U. member states now have a foreign investment screening mechanism in place or has initiated a consultative or legislative process expected to result in the adoption of a new mechanism or amendments to an existing mechanism, adopted a regulation aimed at regulation of foreign subsidies that could distort the internal E.U. market.
Under these laws, governments have the authority to impose a variety of actions, including requirements for the advance screening or notification of certain transactions, blocking or imposing conditions on certain transactions, limiting the size of foreign equity investments or control by foreign investors, and restricting the employment of foreigners as key personnel. These actions could limit our ability to find suitable investments, cause delays in consummating transactions, result in the abandonment of transactions, and impose burdensome operational requirements on us or our portfolio companies. These laws could also negatively impact our fundraising and syndication activities by causing us to exclude or limit certain investors in our funds or co-investors for our transactions. Moreover, these laws may make it difficult for us to identify suitable buyers for our investments that we want to exit and could constrain the universe of exit opportunities generally. Complying with these laws imposes potentially significant costs and complex additional burdens, and any failure by us or
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our portfolio companies to comply with them could expose us to significant penalties, sanctions, loss of future investment opportunities, additional regulatory scrutiny, and reputational harm.
f) Financial Obligations and Liquidity
Cash must be available to meet our financial obligations when due and enable us to capitalize on investment opportunities when they arise.
We employ debt and other forms of leverage in the ordinary course of business to enhance returns to our investors and finance our operations. We are therefore subject to the risks associated with debt financing and refinancing, including but not limited to the following: (i) our cash flow may be insufficient to meet required payments of principal and interest; (ii) payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; (iii) if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at high interest rates or on other unfavorable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; (iv) we may not be able to refinance indebtedness at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets, and/or financial, competitive, business and other factors; and (v) if we are able to refinance our indebtedness, the terms of a refinancing may not be as favorable as the original terms for such indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or we may need to dispose of one or more of our assets on disadvantageous terms, or raise equity, thereby causing dilution to existing shareholders. Regulatory changes or changes in economic or market conditions may also result in higher borrowing costs and reduced access to credit.
The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, adequate insurance coverage and certain credit ratings. These covenants may limit our flexibility in conducting our operations and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations.
A large proportion of our capital is invested in physical assets and securities that can be hard to sell, especially if market conditions are poor. Further, because our investment strategy can entail our having representation on public portfolio company boards, we may be restricted in our ability to effect sales during certain time periods. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other owners result in distress sales, such sales could depress asset values in the markets in which we operate. The restrictions inherent in owning physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of our investments, our financial condition and results of operations.
Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid or non-public investments, the fair values of such investments do not necessarily reflect the prices that would actually be obtained when such investments are realized. Realizations at values significantly lower than the values at which investments have been recorded would result in losses, a decline in asset management fees and the potential loss of carried interest and incentive fees.
We enter into financing commitments in the normal course of business, which we may be required to fund. Additionally, from time to time, we may guarantee the obligations of entities managed by our Asset Management business or that we invest in. If we are required to fund these commitments and are unable to do so, this could result in damages being pursued against us or a loss of opportunity through default under contracts that are otherwise to our benefit.
g) Foreign Exchange and Other Financial Exposures
Foreign exchange rate fluctuations could adversely impact our aggregate foreign currency exposure and hedging strategies may not be effective.
We have pursued and intend to continue to pursue growth opportunities in international markets, and often invest in countries where the U.S. dollar is not the local currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the currency utilized in one or more countries where we have a significant presence may have a material adverse
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effect on the results of our operations and financial position. In addition, we are active in certain markets where economic growth is dependent on the price of commodities and the currencies in these markets can be more volatile as a result.
Our businesses are impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We may selectively utilize financial instruments to manage these exposures, including credit default swaps and other derivatives to hedge certain of our financial positions. However, a significant portion of these risks may remain unhedged. We may also choose to establish unhedged positions in the ordinary course of business.
There is no assurance that hedging strategies, to the extent they are used, will fully mitigate the risks they are intended to offset. Additionally, derivatives that we may use are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions and a potential requirement to fund mark-to-market adjustments. Our financial risk management policies may not ultimately be effective at managing these risks.
The Dodd-Frank Wall Street Reform and Consumer Protection Act and similar laws in other jurisdictions impose rules and regulations governing oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on us. If our derivative transactions are required to be executed through exchanges or regulated facilities, we will face incremental collateral requirements in the form of initial margin and require variation margin to be cash settled on a daily basis. Such an increase in margin requirements (relative to bilateral agreements) or a more restricted list of securities that qualify as eligible collateral, would require us to hold larger positions in cash and treasuries, which could reduce income. We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation, or the risks that we hedge. Regulation of derivatives may increase the cost of derivative contracts, reduce the availability of derivatives to protect against operational risk and reduce the liquidity of the derivatives market, all of which may reduce our use of derivatives and result in the increased volatility and decreased predictability of our cash flows.
h) Temporary Investments and Backstop Commitments
We may be unable to syndicate, assign or transfer financial commitments entered into in support of our Asset Management business.
We periodically enter into agreements that commit us to acquire or stand in place of another entity to acquire assets or securities in order to support our Asset Management business with the expectation that our commitment is temporary. For example, we may acquire an asset suitable for a particular managed entity that is fundraising and warehouse that asset through the fundraising period before transferring the asset to the managed entity for which it was intended. As another example, we may commit capital for a particular acquisition transaction as part of a consortium alongside certain of managed entities with the expectation that we will syndicate or assign all or a portion of our own commitment to other investors prior to, at the same time as, or subsequent to, the anticipated closing of the transaction. In all of these cases, our support is intended to be of a temporary nature and we engage in this activity in order to further the growth and development of our Asset Management business. By leveraging the company’s financial position to make temporary investments and backstop commitments, we can execute on investment opportunities prior to obtaining all third-party equity financing that we seek, and these opportunities may otherwise not be available without the company’s initial equity participation.
While it is often our intention in these arrangements that the company’s direct participation be of a temporary nature, we may be unable to syndicate, assign or transfer our interest or commitment as we intended and therefore may be required to take or keep ownership of assets or securities for an extended period. This would increase the amount of our own capital deployed to certain assets and could have an adverse impact on our liquidity, which may alter our asset concentration outside of our desired parameters, may reduce our ability to pursue further acquisitions, or negatively impact our ability to meet other financial commitments.
i) Interest Rates
Rising interest rates could increase our interest costs and adversely affect our financial performance.
A number of our long-life assets are interest rate sensitive. Increases in interest rates will, other things being equal, decrease the value of an asset by reducing the present value of the cash flows expected to be produced by such asset. As the present value of an income-producing asset may decline as a result of interest rate increases, certain financial and
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other covenants under credit agreements governing such asset could be breached, even if we have satisfied and continue to satisfy our payment obligations thereunder. Such a breach could result in negative consequences on our financial performance and results of operations.
Additionally, any of our debt or preferred shares that are subject to variable interest rates, either as an obligation with a variable interest rate or as an obligation with a fixed interest rate that resets into a variable interest rate in the future, are subject to interest rate risk. Further, the value of any debt or preferred share that is subject to a fixed interest rate will be determined based on the prevailing interest rates and, accordingly, this type of debt or preferred share is also subject to interest rate risk.
In many jurisdictions in which we operate, a period of sharply increasing interest rates may cause certain market dislocations that could negatively impact our financial performance, increase the cost and impact the availability of debt financing and thereby negatively impact the ability of our businesses to obtain attractive financing or refinancing and could increase the cost of such financing if obtained. Interest rate increases also increase the amount of cash required to service our obligations and our earnings could be adversely impacted as a result.
j) Human Capital
Ineffective maintenance of our culture or ineffective management of human capital could adversely impact our business and financial performance.
Our ability to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees, across our and our affiliates’ businesses. The senior management team across our businesses has a significant role in our success and oversees the execution of our business and investment strategies. If we are unable to attract and retain qualified employees, this could limit our ability to compete successfully and achieve our business objectives, which could negatively impact our business, financial condition and results of operations.
Our ability to retain and motivate our management team, attract suitable replacements should any members of our management team leave, or attract new investment professionals as our business grows, is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that we can offer. In all of our markets, we face intense competition in connection with the attraction and retention of qualified employees.
We may experience departures of key professionals in the future. We cannot predict the impact that any such departures will have on our ability to achieve our objectives. Our senior management team possesses substantial experience and expertise and has strong business relationships with investors in managed entities and other members of the business communities and industries in which we operate. As a result, the loss of these personnel could jeopardize our relationships with investors in managed entities and other members of the business communities and industries in which we operate and result in the reduction of our AUM or fewer investment opportunities. Accordingly, the loss of services from key professionals or a limitation in their availability could adversely impact our financial condition and cash flow. Furthermore, such a loss could be negatively perceived in the capital markets.
Additionally, the departure of certain individuals could trigger certain “key person” provisions in the documentation governing certain of the private funds managed by our asset manager, which would permit the limited partners of those funds to suspend or terminate the funds’ investment periods or withdraw their capital prior to the expiration of the applicable lock-up date. Key person provisions vary by both strategy and fund and, with respect to each strategy and fund, are typically tied to multiple individuals, meaning that it would require the departure of more than one individual to trigger the key person provisions. Our human capital risks may be exacerbated by the fact that we do not maintain any key person insurance.
The conduct of our businesses and the execution of our strategy rely heavily on the synergies across our businesses and teamwork. Our continued ability to respond promptly to opportunities and challenges as they arise depends on co-operation and co-ordination across our organization and our team-oriented management structure, which may not materialize in the way we expect.
A portion of the workforce in some of our businesses is unionized. If we are unable to negotiate acceptable collective bargaining agreements with any of our unions as existing agreements expire we could experience a work stoppage, which could result in a significant disruption to the affected operations, higher ongoing labor costs and restrictions on our ability to maximize the efficiency of our operations, all of which could have an adverse effect on our financial results.
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k) Geopolitical
Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new or existing markets and lead to financial losses for us and managed entities. There are risks of political instability and significant changes in laws and policies in several of our major markets and in other parts of the world in which we conduct business from factors such as political conflict, tariffs and other protectionist trade policies, including the encouragement of the onshoring of manufacturing in the U.S. and other countries, income inequality, refugee migration, terrorism, armed conflict, the potential break-up of countries or political-economic unions and political corruption; the materialization of one or more of these risks could negatively affect our financial performance.
Further, global conflict has contributed to economic uncertainty, resulted in volatility in fuel prices and heightened cybersecurity and cyber-terrorism disruptions and threats. Further economic and political instability and the commencement, escalation or expansion of armed conflict in Eastern Europe, the Middle East, or elsewhere in the world could significantly disrupt the free movement of goods, services and people, have a destabilizing effect on energy markets and result in potential higher costs of conducting business. Similarly, an inability of local and national governments to effectively manage ongoing political disputes could result in local, regional and/or global instability. The materialization of one or more of these risks could negatively affect our financial performance and adversely impact our business.
Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies and regulations, including tariffs and other protectionist policies, or personnel; (ii) changes in general economic or social conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) military conflict, political instability and civil unrest; (vi) less developed or efficient financial markets than in North America; (vii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (viii) less government supervision and regulation; (ix) a less developed legal or regulatory environment; (x) heightened exposure to corruption risk; (xi) political hostility to investments by foreign investors; (xii) less publicly available information in respect of companies in non-North American markets; (xiii) adversely higher or lower rates of inflation; (xiv) higher transaction costs; (xv) difficulty in enforcing contractual obligations and expropriation or confiscation of assets; and (xvi) fewer investor protections.
Unforeseen political events in markets where we have significant investors and/or where we own and operate assets or may look to for further growth of our businesses, such as the North American, South American, Australian, European, Middle Eastern and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with investors, customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of foreign currencies relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and managed entities could be exacerbated by supply chain disruptions, trade policy and geopolitical tensions.
l) Economic Conditions
Unfavorable economic conditions or changes in the industries in which we operate could adversely impact our financial performance.
We are exposed to local, regional, national and international economic conditions and other events and occurrences beyond our control, including, but not limited to, the following: short-term and long-term interest rates; inflation; credit and capital market volatility; business investment levels; government spending levels; sovereign debt risks; consumer spending levels; changes in laws, rules or regulations; trade barriers; supply chain disruptions; commodity prices; currency exchange rates and controls; national and international political circumstances (including wars, terrorist acts or
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security operations); catastrophic events (including pandemics/epidemics, earthquakes, tornadoes or floods); the rate and direction of economic growth; and general economic uncertainty. On a global basis, certain industries and sectors have created capacity that anticipated higher growth, which has caused volatility across all markets, including commodity markets, which may have a negative impact on our financial performance. Unfavorable economic conditions could affect the jurisdictions in which our entities are formed and where we own assets and operate businesses, and may cause a reduction in: (i) securities prices; (ii) the liquidity of investments; (iii) the value or performance of the investments; and (iv) the ability to raise or deploy capital, each of which could adversely impact our financial condition.
In general, a decline in economic conditions, either in the markets or industries in which we participate, or both, will result in downward pressure on our operating margins and asset values as a result of lower demand and increased price competition for the services and products that we provide. In particular, given the importance of the U.S. to our operations, an economic downturn in this market could have a significant adverse effect on our operating margins and asset values.
Many of the private funds of our asset manager have a finite life that may require an investment exit to be made at an inopportune time. Volatility in the exit markets for these investments, increasing levels of capital required to finance companies to exit and rising enterprise value thresholds to go public or complete a strategic sale can all contribute to the risk that a private fund investment cannot be exited successfully. Our asset manager cannot always control the timing of private fund investment exits or realizations upon exit.
If global economic conditions deteriorate, our investment performance could suffer, resulting in, for example, the payment of less or no carried interest to us. The payment of less or no carried interest to us could cause our cash flow from operations to decrease, which could materially adversely affect our liquidity position and the amount of cash we have on hand to conduct our operations. A reduction in our cash flow from operations could, in turn, require us to rely on other sources of cash such as the capital markets, which may not be available to us on acceptable terms, or debt and other forms of leverage.
In addition, in an economic downturn, there is an increased risk of default by counterparties to our investments and other transactions. In these circumstances, it is more likely that such transactions will fail or perform poorly, which may in turn have a material adverse effect on our business, results of operation and financial condition.
Inflationary pressures could adversely impact our businesses.
Our operating businesses may be impacted by inflationary pressures. While inflationary pressure eased in 2025 across many jurisdictions, past price increases continue to affect householders and weigh on confidence and spending power. Increased tariffs, retaliatory actions and trade barriers, as well as increased geopolitical risks, adds uncertainty to the long-term outlook for inflation and interest rates and a reacceleration of inflation could trigger a reversal in recent interest rate decreases. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses a significant market risk to us as a result of interest rate-sensitive assets and liabilities held by us and our operating businesses. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results at our operating businesses. While regulated and contractual arrangements in our portfolio companies can provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our operating businesses and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our operating businesses and our growth and capital recycling initiatives.
m) Catastrophic Event/Loss, Pandemics, Climate Change, War and Terrorism
Catastrophic events (or combination of events), such as earthquakes, tornadoes, floods, fires, pandemics/epidemics, climate change, military conflict/war or terrorism/sabotage, could adversely impact our financial performance.
Our AUM could be exposed to effects of catastrophic events, such as severe weather conditions, natural disasters, major accidents, pandemics/epidemics, acts of malicious destruction, climate change, war/military conflict or terrorism, which could materially adversely impact our operations.
A local, regional, national or international outbreak of a contagious disease, which spreads across the globe at a rapid pace impacting global commercial activity and travel, or future public health crises, epidemics or pandemics, could
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materially and adversely affect our results of operations and financial condition due to disruptions to commerce, reduced economic activity and other unforeseen consequences that are beyond our control.
The emergence and progression of a contagious disease and the actions taken in response by government authorities across various geographies in which the company owns and operates investments could interrupt business activities and supply chains, disrupt travel, contribute to significant volatility in the financial markets, impact social conditions and adversely affected local, regional, national and international economic conditions as well as the labor market. There can be no assurance that strategies that we employ to address potential disruptions in operations would mitigate the adverse impacts of any of these factors.
Natural disasters and ongoing changes to the physical climate in which we operate may have an adverse impact on our business, financial position, results of operations or cash flows. Changes in weather patterns or extreme weather (such as floods, wildfires, droughts, hurricanes and other storms) may negatively affect our businesses’ operations or damage assets that we may own or develop. Further, rising sea levels could, in the future, affect the value of any low-lying coastal real assets that we may own or develop. Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate. Responses to these changes could result in higher costs, such as the imposition of new property taxes, increases in insurance rates or additional capital expenditures.
Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be threatened by terrorist attacks or acts of war. Furthermore, many of our properties consist of high-rise buildings that may also be subject to this actual or perceived threat. The perceived threat of a terrorist attack or outbreak of war could negatively impact our ability to lease office space in our real estate portfolio. Renewable power and infrastructure assets such as roads, railways, power generation facilities and ports, may also be targeted by terrorist organizations or in acts of war. Any damage or business interruption costs as a result of uninsured or underinsured acts of terrorism or war could result in a material cost to us and could adversely affect our business, financial condition or results of operation. Adequate terrorism insurance may not be available at rates we believe to be reasonable in the future. These risks could be heightened by foreign policy decisions of the U.S. (where we have significant operations) and other influential countries or general geopolitical conditions.
Additionally, our businesses rely on free movement of goods, services, and capital from around the globe. Any slowdown in international investment, business or trade as a result of catastrophic events could also have a material adverse effect on our business, financial position, results of operations or cash flows.
n) Tax
Reassessments by tax authorities or changes in tax laws could create additional tax costs for us.
Our structure is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax policy, tax legislation (including in relation to taxation rates), the interpretation of tax policy or legislation or practice in these jurisdictions could adversely affect the return we earn on our investments, the level of capital available to be invested by us or managed entities and the willingness of investors to invest in them. This risk would include any reassessments by tax authorities on our tax returns if we were to incorrectly interpret or apply any tax policy, legislation or practice.
Taxes and other constraints that would apply to our operating entities in such jurisdictions may not apply to local institutions or other parties such as state-owned enterprises, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing acquisitions. There are a number of factors that could increase our effective tax rates, which would have a negative impact on our net income, including, but not limited to, changes in the valuation of our deferred tax assets and liabilities and any reassessment of taxes by a taxation authority.
Governments around the world increasingly seek to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations on coordinating and sharing information regarding companies and the taxes they pay. A number of countries across the globe have also agreed to implement a “two pillar” plan for global tax reform, developed by the OECD/G20 Inclusive Framework on BEPS, to address perceived base erosion and profit shifting (“BEPS”) by multinational groups. Governmental taxation reforms, policies and practices
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could adversely affect us and, depending on the nature of such reforms, policies and practices, including the implementation of the BEPS proposals in the jurisdictions in which we operate could have a greater impact on us than on other companies. As a result of this increased focus on the use of tax planning by multinational companies, our tax planning could be subject to negative media coverage, which may adversely impact our reputation.
o) Financial Reporting and Disclosures
Deficiencies in our public company financial reporting and disclosures could adversely impact our reputation.
As we expand the size and scope of our business, there is a greater susceptibility that our financial reporting and other public disclosure documents may contain material misstatements and that the controls we maintain to attempt to ensure the complete accuracy of our public disclosures may fail to operate as intended. The occurrence of such events could adversely impact our reputation and financial condition. In addition, we disclose certain metrics that do not have standardized meaning, are based on our own methodologies and assumptions and may not properly convey the information they purport to reflect.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting to give our stakeholders assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. However, the process for establishing and maintaining adequate internal controls over financial reporting has inherent limitations, including the possibility of human error. In addition, we may exclude recently acquired companies from our evaluation of internal controls. Our internal controls over financial reporting may not prevent or detect misstatements in our financial disclosures on a timely basis, or at all. Some of these processes may be new for certain subsidiaries in our structure and in the case of acquisitions may take time to be fully implemented.
Our disclosure controls and procedures are designed to provide assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified. Our policies and procedures governing disclosures may not ensure that all material information regarding us is disclosed in a proper and timely fashion, or that we will be successful in preventing the disclosure of material information to a single person or a limited group of people before such information is generally disseminated.
p) Sustainability
Ineffective management of environmental and sustainability issues, including climate change, and inadequate or ineffective health and safety programs could damage our reputation, adversely impact our financial performance and lead to regulatory action.
There is increasing stakeholder interest in sustainability considerations and how they are managed. Sustainability considerations include climate change, human capital and labor management, corporate governance, diversity and privacy and data security, among others. Certain investors and lenders are incorporating sustainability considerations into their investment or lending process, respectively, alongside traditional financial considerations. Investors or potential investors in managed entities or in Brookfield may not invest in all products given certain industries in which we operate. If we are unable to successfully integrate sustainability considerations into our practices, we may incur a higher cost of capital, lower interest in our debt securities and/or equity securities or otherwise face a negative impact on our business, operating results and cash flows and result in reputational damage.
Certain of our subsidiaries and affiliates may be subject to compliance with laws, regulations, regulatory rules and/or guidance relating to sustainability, and any failure to comply with these laws, regulations, regulatory rules or guidance could expose us to material adverse consequences, including loss, limitations on our ability to undertake licensable business, legal liabilities, financial and non-financial sanctions and penalties, and/or reputational damage. Sustainability requirements imposed by jurisdictions in which we do business, such as the E.U. Sustainable Finance Disclosure Regulation (2019/2088), could (a) result in additional compliance costs, disclosure obligations or other implications or restrictions; and/or (b) impact our established business practices, cost base and, by extension, our profitability. Sustainability-related requirements and market practices differ by region, industry and issue and are evolving dynamically, and the sustainability requirements applicable to us, our investments, or our assessment of such requirements or practices may change over time. Under emerging sustainability requirements, we may be required to classify our
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businesses against, or determine the alignment of underlying investments under, sustainability-related legislative and regulatory criteria and taxonomies, some of which can be open to subjective interpretation. Our view on the appropriate classifications may develop over time, including in response to statutory or regulatory guidance or changes in industry approach to classification. A change to the relevant classification may require further actions to be taken, for example it may require further disclosures, or it may require new processes to be set up to capture data, which may lead to additional cost, disclosure obligations or other implications or restrictions.
The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Efforts to limit climate change may give rise to changes in regulations, reporting and consumer sentiment that could have a negative impact on our existing operations by increasing the costs of operating our business or reducing demand for our products and services. The adverse effects of climate change and related regulation at state, provincial, federal or international levels could have a material adverse effect on our business, financial position, results of operations or cash flows.
The ownership and operation of some of the assets held in our portfolio companies carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government-imposed orders to remedy unsafe conditions and contaminated lands and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in the relevant licenses, permits and other approvals obtained by the portfolio companies is crucial.
Our portfolio companies have incurred and will continue to incur significant capital and operating expenditures to comply with sustainability requirements, including health and safety standards, to obtain and comply with licenses, permits and other approvals, and to assess and manage potential liability exposure. Nevertheless, they may be unsuccessful in obtaining or maintaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters, any of which could have a material adverse effect on us.
Health, safety and environmental laws and regulations can change rapidly and significantly, and we and/or our portfolio companies may become subject to more stringent laws and regulations in the future. The occurrence of any adverse health, safety or environmental event, or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on operations and/or result in material expenditures.
Owners and operators of real assets may become liable for the costs of removal and remediation of certain hazardous substances released or deposited on or in their properties, or at other locations regardless of whether the owner and operator caused the release or deposit of such hazardous materials. These costs could be significant and could reduce cash available for our businesses. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our assets or to borrow using these assets as collateral, and could potentially result in claims or other proceedings.
Certain of our businesses are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business, the imposition of more stringent conditions in those licenses or permits or legal claims for compensation (including punitive damages) by affected stakeholders.
Global sustainability challenges, such as greenhouse gas emissions, privacy and data security, demographic shifts and regulatory pressures are introducing new risk factors for us that we may not have dealt with previously. We are also engaged with various sustainability frameworks and organizations through which we have stated certain ambitions and commitments regarding sustainability best practices. If we are unable to successfully manage our sustainability compliance or commitments, this could have a negative impact on our reputation and our ability to raise future public and private capital and could be detrimental to our economic value and the value of managed entities.

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q) Dependence on Information Technology Systems and Data Security, Privacy, and Cyber-Terrorism
We rely on the use of technology and information systems, many of which are controlled by third-party service providers, which may not be able to accommodate our growth or may increase in cost and may become subject to cyber-terrorism or other compromises and shut-downs, and any failures or interruptions of these systems could adversely affect our businesses and results of operations.
We operate in businesses that are dependent on information systems and other technology, such as computer systems used for information storage, processing, administrative and commercial functions as well as the machinery and other equipment used in certain parts of our operations. In addition, our businesses rely on telecommunication services to interface with their business networks and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our operations. We rely on this technology functioning as intended. Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on us.
We rely heavily on certain financial, accounting, communications and other data processing systems. We collect, store and use large amounts of sensitive information, including personally identifiable information, through our information technology systems. Our information technology systems face ongoing cybersecurity and cyber-terrorism threats and attacks, which could result in the failure of such infrastructure. We may in the future be subject to cyber-terrorism or other cybersecurity risks or other breaches of information technology security, noting the increasing frequency, sophistication and severity of these kinds of incidents. In particular, our information technology systems may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information, personally identifiable information or to client or third-party data stored on our systems, destroy or disable our data and/or that of our business partners, disclose confidential data in breach of data privacy legislation, destroy data or disable, degrade or sabotage our systems, through the introduction of computer viruses, cyber-attacks and other means. Such attacks could originate from a wide variety of sources, including internal actors or unknown third parties. Further, unauthorized parties may also gain physical access to our facilities and infiltrate our information systems or attempt to gain access to information and data. The sophistication of the threats continues to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber-incident could be material. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, policyholder, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.
In addition, our operating equipment may not continue to perform as it has in the past, and there is a risk of equipment failure due to wear and tear, latent defect, design or operator errors or early obsolescence, among other things.
A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, reputational damage, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems.
We are reliant on third party service providers for certain aspects of our business, including for the administration of certain funds we manage, as well as for certain information systems and technology platforms, trustee services, legal services, technology, administration, tax, accounting and compliance matters. A disaster, disruption or compromise in technology or infrastructure that supports our businesses, including a disruption involving electronic communications or
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other services used by us, our vendors or third parties with whom we conduct business, may have an adverse impact on our ability to continue to operate our businesses without interruption which could have a material adverse effect on us. These risks could increase as vendors increasingly offer cloud-based software services rather than software services that can be operated within our own data centers. These risks also increase to the extent we engage with vendors and third-party services providers in jurisdictions with which we are not familiar. In addition to the fact that these third-party service providers could also face ongoing cyber security threats and compromises of their systems, we generally have less control over the delivery of such third-party services, and as a result, we may face disruptions to our ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that we engage could result in cascading systems failures for us. Although we are continuing to develop measures to ensure the integrity of our systems, we can provide no assurance that our efforts or those of third-party service providers will be successful in protecting our systems and preventing or ameliorating damage from a cyber incident. Data protection and privacy rules have become a focus for regulators globally. For instance, the European General Data Protection Regulation (“GDPR”) sets out data protection rules for individuals that are residents of the E.U. GDPR imposes stringent rules and penalties for non- compliance. Other countries where we operate are enacting or amending data protection, artificial intelligence and other technology laws to empower regulators to impose financial penalties and injunctions on certain data processing activities, which could have an adverse effect on our business.
r) Artificial Intelligence
Artificial intelligence may be used more effectively by our competitors and our employees or third parties may inappropriately use the technology.
Developments in artificial intelligence, including machine learning technology and generative artificial intelligence, and their impact on the private investment and financial services sectors are rapidly evolving. The full extent of the risks associated with artificial intelligence, as well as the legal and regulatory frameworks within which they will operate, is impossible to predict. Given the substantial uncertainty about the extent to which artificial intelligence will create dramatic changes throughout the world, we may not be able to anticipate or mitigate all of the potential risks. Our competitors may be more successful than us in the development and implementation of artificial intelligence and, if we are unable to adequately advance our capabilities in these areas or do so at a slower pace than our competitors, we may be at a competitive disadvantage. As the use of artificial intelligence increases, there is a risk that it may be used or relied upon inappropriately by our employees or third parties that we engage in carrying out their responsibilities.
Furthermore, artificial intelligence technologies may produce inaccurate, incomplete, biased or non-explainable outputs, or rely on data that is flawed, improperly sourced, restricted, or subject to privacy or confidentiality obligations. This could adversely impact us and our operations to the extent that we rely on the work product of such artificial intelligence in such operations.
The misuse or misappropriation of our data through the use of artificial intelligence could also have an adverse impact on our reputation and could subject us to legal and regulatory investigations and/or actions. Additionally, increased reliance on third-party artificial intelligence technologies may also expose us to security vulnerabilities, limitations in our ability to monitor or control model behavior, and uncertainty regarding the ownership or licensing of intellectual property associated with AI-generated outputs.
Finally, any failure to appropriately govern the development, deployment, or use of artificial intelligence could result in regulatory scrutiny, legal liability, financial loss, or reputational harm.
s) Litigation
We and our affiliates may become involved in legal disputes in Canada, the U.S. and internationally that could adversely impact our financial performance and reputation.
In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injury, property damage, property taxes, land rights and contract and other commercial disputes. The investment decisions we make in our Asset Management business and the activities of our investment professionals on behalf of portfolio companies and managed entities may subject us, managed entities and our portfolio companies to the risk of third-party litigation. Further, we have significant operations in the U.S. which may, as a result of the prevalence of litigation in the U.S., be more susceptible to legal action than certain of our other competitors.
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Management of our litigation matters is generally handled by legal counsel in the business unit most directly impacted by the litigation, and not by a centralized legal department. As a result, the management of litigation that we face may not always be appropriate or effective.
The final outcome with respect to outstanding, pending or future litigation cannot be predicted with certainty, and the resolution of such actions may have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Even if ultimately unsuccessful against us, any litigation has the potential to adversely affect our business, including by damaging our reputation.
t) Insurance
Losses not covered by insurance may be large, which could adversely impact our financial performance.
We carry various insurance policies in relation to our assets and business activities. These policies contain policy specifications, limits and deductibles that may mean that such policies do not provide coverage or sufficient coverage against all potential material losses. We may also self-insure a portion of certain of these risks, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had asset insurance coverage from a third party, could make a claim for recovery. There are certain types of risk (generally of a catastrophic nature such as war or environmental contamination) that are either uninsurable or not economically insurable. Further, there are certain types of risk for which insurance coverage is not equal to the full replacement cost of the insured assets. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations.
We also carry directors’ and officers’ liability insurance (“D&O insurance”) for losses or advancement of defense costs in the event a legal action is brought against the company’s directors, officers or employees for alleged wrongful acts in their capacity as directors, officers or employees. Our D&O insurance contains certain customary exclusions that may make it unavailable for the company in the event it is needed; and in any case our D&O insurance may not be adequate to fully protect the company against liability for the conduct of its directors, officers or employees. We may also self-insure a portion of our D&O insurance, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had D&O insurance from a third-party insurer, could make a claim for recovery.
For economic efficiency and other reasons, the company and its affiliates may enter into insurance policies as a group that are intended to provide coverage for the entire group. Where group policies are in place, any payments under such policy could have a negative impact on other entities covered under the policy as they may not be able to access adequate insurance in the event it is needed. While management attempts to design coverage limits under group policies to ensure that all entities covered under a policy have access to sufficient insurance coverage, there are no guarantees that these efforts will be effective in obtaining this result.
u) Credit and Counterparty Risk
Inability to collect amounts owing to us could adversely impact financial performance.
Third parties may not fulfill their payment obligations to us, which could include money, securities or other assets, thereby impacting our operations and financial results. These parties include deal and trading counterparties, governmental agencies, portfolio company customers and financial intermediaries. Third parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, general economic conditions or other reasons.
We have business lines that loan money to distressed companies, either privately or via an investment in publicly traded debt securities. As a result, we actively take heightened credit risk in other entities from time to time and whether we realize satisfactory investment returns on these loans is uncertain and may be beyond our control. If some of these debt investments fail, our financial performance could be negatively impacted.
Investors in private funds make capital commitments to these vehicles through the execution of subscription agreements. When a private fund makes an investment, these capital commitments are then satisfied by such investors via capital contributions. These investors may default on their capital commitment obligations, which could have an adverse impact on our Asset Management business and in turn our earnings or result in other negative implications to our businesses
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such as the requirement to redeploy our own capital to cover such obligations. This impact would be magnified if the investor that does so is in multiple funds.
v) Information Barriers
Information barriers may give rise to certain conflicts and risks and investment teams managing the activities of businesses that operate on opposite sides of an information barrier will not be aware of, and will not have the ability to manage, such conflicts and risks.
Certain businesses within our asset management operations operate largely independently of one another pursuant to an information barrier. The information barrier restricts businesses on opposite sides from coordinating or consulting with one another with respect to investment activities and/or decisions. Accordingly, these businesses manage their investment operations independently of each other. The investment activities and decisions made by a business on one side of an information barrier are not expected to be subject to any internal approvals by any person who would have knowledge and/or decision-making control of the investment activities and decisions made by a business on the other side of the information barrier. This absence of coordination and consultation will give rise to certain conflicts and risks in connection with the activities of the businesses within our asset management operations and their portfolio companies, and make it more difficult to mitigate, ameliorate or avoid such situations. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by a business on one side of the information barrier of investment opportunities suitable for a business on the other side of the information barrier, without making such opportunities available to such business, and (iii) the formation or establishment of new strategies or products that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact the strategies or products of our businesses operating on the other side of the information barrier. Investment teams managing the activities of businesses that operate on opposite sides of an information barrier are not expected to be aware of, and will not have the need or ability to manage, such conflicts which may impact the investment strategy, performance and investment returns of certain businesses within our asset management operations and their portfolio companies.
The asset management businesses that operate on opposite sides of an information barrier are likely to be deemed affiliates for purposes of certain laws and regulations notwithstanding that such businesses may be operationally independent from one another. The information barrier does not eliminate the requirement that such businesses aggregate certain investment holdings for certain securities laws and other regulatory purposes. This may result in, among other things, earlier public disclosure of investments; restrictions on transactions (including the ability to make or dispose of certain investments at certain times); potential short-swing profit disgorgement; penalties and/or regulatory remedies; or adverse effects on the prices of investments for our Asset Management businesses that operate on the other side of such information barrier.
Although these information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements applicable to our Asset Management business, we may decide, at any time and without notice to our company or our shareholders, to remove or modify the information barriers within our Asset Management business. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls. In the event that the information barrier is removed or modified, it would be expected that we will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of the investment activities of those businesses that previously operated on opposite sides of an information barrier.
The breach or failure of such information barriers could result in the sharing of material non-public information between businesses that operate on opposite sides of an information barrier, which may restrict the acquisition or disposition activities of one of our businesses and ultimately impact the returns generated for our investors. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information by one of our businesses or our personnel, could have a significant adverse effect on our reputation, result in the imposition of regulatory or financial sanctions and negatively impact our ability to raise third-party capital and provide investment management services to clients, all of which could result in negative financial impact to our investment activities.
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w) Wealth Solutions
We face risks specific to BWS and its insurance activities.
BWS is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products, and tailored capital solutions. Through its operating subsidiaries, BWS offers a broad range of insurance products and services, including annuities, personal and commercial property and casualty insurance, and life insurance.
BWS exchangeable shares are intended to provide holders with an economic return equivalent to our Class A shares. Each BWS exchangeable share is exchangeable on a one-for-one basis at the option of the holder for our Class A shares or its cash equivalent (the form of payment to be determined at the election of the company). Distributions on BWS exchangeable shares are expected to be paid at the same time and in the same amount as dividends are paid on our Class A shares.
While BWS and its operating businesses will generally be required to satisfy their own working capital requirements and service and debt obligations, we have entered into a support agreement to support the economic equivalence between our Class A shares and BWS exchangeable shares, pursuant to which we have agreed to, among other things, take all actions reasonably necessary to enable BWS to pay quarterly distributions and the liquidation amount or amount payable on a redemption of BWS exchangeable shares. We have also entered into an equity commitment agreement and credit agreement for the purposes of providing BWS with access to debt financing on an as-needed basis to fund the growth of and maximize flexibility for BWS.
Further, we or BWS may issue additional shares in the future in the public markets, including to fund future growth of BWS or in lieu of incurring indebtedness, which could depress the market price or dilute the percentage interest of existing holders of our Class A shares and BWS exchangeable shares in aggregate, and impair the ability for us or BWS to raise capital through the sale of additional exchangeable shares. Additionally, the effect of any future sales or issuances of any BWS exchangeable shares issued by BWS or any future sales or issuances of our Class A shares (which would in turn, impact the BWS exchangeable shares cannot be predicted.
BWS’ business is presently conducted under four operating segments, which it refers to as Annuities, Property and Casualty (“P&C”), Life Insurance, and Corporate and Other segments. While BWS plans to continue developing its insurance and wealth solutions offerings, there is no guarantee that it will be successful in doing so. A key part of BWS’ growth strategy will involve writing new insurance policies, executing new pension risk transfer (“PRT”) arrangements and reinsurance contracts and may also include the acquisition of, or material investments in, existing reinsurance and insurance platforms. Such initiatives, if successful, would significantly increase the scale, scope and diversity of BWS. While BWS has reviewed and has successfully executed transactions in the past to facilitate its growth, the insurance industry is highly competitive, and BWS may not be successful in executing on future opportunities.
The success of BWS’ business is dependent on writing, operating, and servicing annuities, personal and commercial property and casualty insurance, and life insurance and other corporate segments in relation to corporate functions for its core insurance operations. Any problems or discrepancies that arise in its pricing, underwriting, billing, processing, claims handling or other practices, whether as a result of incorrect assumptions, employee error, vendor error, or other technological issues (including cybersecurity risks), could have a negative effect on the reputation, business, financial condition and results of operations of BWS.
BWS makes and relies on certain assumptions and estimates in order to make decisions regarding pricing, target returns, reserve levels and other factors affecting its business operations. Its underwriting results depend upon the extent to which actual claims experience and benefit payments under its reinsurance contracts are consistent with the assumptions used in setting prices and establishing liabilities for such contracts. Such amounts are established based on actuarial estimates of how much BWS will need to pay for future benefits and claims based on data and models that include many assumptions and projections, which are inherently uncertain and involve significant judgment, including assumptions as to the levels and/or timing of receipt or payment of premiums, benefits, claims, expenses, interest credits and investment results (including equity and other market returns). If the assumptions and estimates of BWS differ significantly from the actual outcomes and results, its business, financial condition, results of operations, liquidity and cash flows may be materially and adversely affected, which in turn may negatively impact the value of our interest in the business.
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x) Renewable Power and Transition
We face risks specific to our renewable power and transition activities.
Our renewable power and transition operations are subject to changes in the weather, hydrology and price, but also include risks related to equipment or dam failure, counterparty performance, water rental costs, land rental costs, changes in regulatory requirements and other material disruptions.
The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows, wind, irradiance and other elements beyond our control. Hydrology, wind and irradiance levels vary naturally from year to year and may also change permanently because of climate change or other factors. It is therefore possible that low water, wind and irradiance levels at certain of our power generating operations could occur at any time and potentially continue for indefinite periods. In addition, extreme weather conditions could impact our access to the various transmission systems required to deliver power.
A portion of our renewable power and transition revenue is tied, either directly or indirectly, to the wholesale market price for electricity, which is impacted by a number of external factors beyond our control. Additionally, a portion of the power we generate is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity contracts which are intended to mitigate the impact of fluctuations in wholesale electricity prices; however, they may not be effective in achieving this outcome. Certain of our power purchase agreements will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us. Conversely, what appears to be an attractive price at the time of recontracting could, if power prices rise over the power purchase agreement’s term, result in us having committed to sell power in the future at below market rate. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.
In our renewable power and transition operations, there is a risk of equipment failure due to severe weather conditions (including as a result of climate change), wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant capital and other resources. Failures could also result in exposure to significant liability for damages due to harm to the environment, to the public generally or to specific third parties. Equipment that our renewable power and transition operations need, including spare parts and components required for project development, may become unavailable or difficult to procure, inhibiting our ability to maintain full availability of existing plants and also our ability to complete development projects on scope, schedule and budget.
In certain cases, some catastrophic events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result.
We are exposed to performance and operational risks in respect of certain nuclear technologies. The nuclear fuel and power industries are heavily regulated and could be significantly impacted by changes in government policies and priorities such as increased regulation and/or more onerous operating requirements that negatively impact our nuclear technology services. A future accident at a nuclear reactor could result in the shutdown of existing plants or impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators. Accidents, terrorism, natural disasters or other incidents occurring at nuclear facilities or involving shipments of nuclear materials could reduce the demand for nuclear technology services.
Our ability to develop greenfield renewable power projects in our development pipeline may be affected by a number of factors, including the state of capital markets, the ability to secure project financing (including from tax equity investors and through tax and other government incentives) the ability to secure approvals, licenses and permits and the ability to secure a long-term power purchase agreement or other sales contracts on reasonable terms. The development of our pipeline of greenfield renewable power projects is also subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance.
New regulatory initiatives related to sustainability could adversely impact our business. While we believe that regulatory initiatives and market trends towards an increased focus on sustainability are generally beneficial to our renewable power and transition group, any such regulatory initiatives also have the potential to adversely impact us. For example,
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regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing burdensome disclosure requirements around sustainability and prescribing approaches to sustainability policies that are inconsistent with our current practices. If regulators disagree with the sustainability disclosures that we make, or with the categorization of our financial products, we may face regulatory enforcement action, and our business or reputation could be adversely affected.
y) Infrastructure
We face risks specific to our infrastructure activities.
Our infrastructure operations include utilities, transport, midstream, and data operations. Our infrastructure assets include toll roads, telecommunication towers, electricity transmission systems, terminal operations, electricity and gas distribution companies, residential infrastructure, rail networks, ports and data centers. The principal risks facing the regulated and unregulated businesses comprising our infrastructure operations relate to government regulation, general economic conditions and other material disruptions, counterparty performance and capital expenditure requirements.
Many of our infrastructure operations are subject to government regulation, including with respect to revenues and environmental sustainability. If any of the respective regulators in the jurisdictions in which we operate decides to change the tolls or rates we are allowed to charge, or the amounts of the provisions we are allowed to collect, we may not be able to earn the rate of return on our investments that we had planned, or we may not be able to recover our initial cost.
With environmental regulation becoming more stringent, our investments may become subject to increasing environmental responsibility and liability. These regulations may result in increased costs to our operations that may not be able to be passed onto our customers and may have an adverse impact on prospects for growth of some businesses.
General economic conditions (including those resulting from climate change and severe weather conditions) affect international demand for the commodities handled and services provided by our infrastructure operations. A downturn in the economy generally or specific to any of our infrastructure businesses, may lead to a reduction in volumes, disruption to our business, bankruptcies or liquidations of one or more large customers, which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects on us.
Some of our infrastructure operations have customer contracts as well as concession agreements in place with public and private sector clients. Our operations with customer contracts could be adversely affected by any material change in the assets, financial condition or results of operations of such customers. Protecting the quality of our revenue streams through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts is not always possible or fully effective.
Our infrastructure operations may require substantial capital expenditures to maintain our asset base. Any failure to make necessary expenditures to maintain our operations could impair our ability to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover investments in capital expenditures based upon the rates our operations are able to charge.
z) Private Equity
We face risks specific to our private equity activities.
The principal risks for our private equity businesses are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital. Our private equity platform is invested in industrial operations, business services operations and infrastructure services operations, many of which can be cyclical and/or illiquid and therefore may be difficult to monetize at our discretion, limiting our flexibility to react to changing economic or investment conditions. In addition, increasingly we have certain private equity businesses that provide goods and services directly to consumers across a variety of industries. These businesses are prone to greater liabilities, as well as reputational, litigation and other risks by virtue of being more public-facing and reliant on their ability to develop and preserve consumer relationships and achieve consumer satisfaction.
Unfavorable economic conditions could negatively impact the ability of investee companies to repay debt. Even with our support, such adverse economic conditions facing our investee companies may adversely impact the value of our investments or deplete our financial or management resources. These investments are also subject to the risks inherent in
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the underlying businesses, some of which are facing difficult business conditions and may continue to do so for the foreseeable future. These risks are compounded by recent growth, as new acquisitions have increased the scale and scope of our operations, including in new geographic areas and industry sectors, and we may have difficulty managing these additional operations.
We may invest in companies that are experiencing significant financial or business difficulties, including companies involved in work-outs, liquidations, spin-outs, reorganizations, bankruptcies and similar transactions. Such an investment entails the risk that the transaction will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which may be less than the purchase price of the securities in respect of which such distribution is received. In addition, if an anticipated transaction does not occur, we may be required to sell our investment at a loss. Investments in businesses we target may become subject to legal and/or regulatory proceedings and our investment may be adversely affected by external events beyond our control, leading to legal, indemnification or other expenses.
We have several companies that operate in the highly competitive service industry. A wide variety of micro and macroeconomic factors affecting our clients and over which we have no control can impact how these companies operate. For example, our Canadian residential mortgage insurer is subject to significant regulation and may be adversely affected by changes in government policy. The majority of the revenue from our healthcare services operation is derived from private health insurance funds, which may be affected by a deterioration in the economic climate, a change in economic incentives, increases in private health insurance premiums and other factors. In addition, alternative technologies in the health care industry could impact the demand for, or use of, our services and could impair or eliminate the competitive advantage of our businesses in this industry.
Our infrastructure services operations include companies in lottery services, marine transportation and work access services. Our lottery services operation is heavily dependent on long-term contracts and failure to win, maintain and renew these contracts could substantially impact revenue. Our lottery services operation also often requires entering into strategic relationships with third parties, including competitors, which we do not control, and which may have inconsistent business interests or goals from us. Marine transportation and oil production is inherently risky, particularly in the extreme conditions in which many of our vessels operate. An incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business. Our work access services business is subject to the risks inherent to construction operations, including risks relating to seasonal fluctuations in the demand for our services, a dependence on labor and performance being materially impacted by a lack of availability of labor force or increases in the cost of labor available, and operational hazards that could result in personal injury or death, work stoppage or serious property and equipment damage.
aa) Real Estate
We face risks specific to our real estate activities.
We invest in commercial properties and are therefore exposed to certain risks inherent in the commercial real estate business. Commercial real estate investments are subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage capital), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.
Certain expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made whether or not a property is producing sufficient income to service these expenses. Our commercial properties are typically subject to mortgages that require debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.
Continuation of rental income is dependent on favorable leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. It is possible that we may face a disproportionate amount of space expiring in any one year. Additionally, rental rates could decline, tenant bankruptcies could increase and tenant renewals may not be achieved, particularly in the event of an economic slowdown.
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Our real estate business operates in industries or geographies that may be impacted by the local, regional, national or international outbreak of a contagious disease. Adverse impacts on our business may also include:
•a complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant action and climate change events including hurricanes, earthquakes, tsunamis and other natural and man-made disasters;
•a slowdown in business activity may severely impact our tenants’ businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to fund their business operations, meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;
•an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such lease will be executed;
•reduced economic activity could result in a prolonged recession, which could negatively impact consumer discretionary spending; and
•expected completion dates for our development and redevelopment projects may be subject to delay as a result of the disruption of local economic conditions.
Our retail real estate operations are susceptible to any economic factors that have a negative impact on consumer spending. Lower consumer spending would have an unfavorable effect on the sales of our retail tenants, which could result in their inability or unwillingness to make all payments owing to us, and on our ability to keep existing tenants and attract new tenants. Significant expenditures associated with each equity investment in real estate assets, such as mortgage payments, property taxes and maintenance costs, are generally not reduced when there is a reduction in income from the investment, so our income and cash flow would be adversely affected by a decline in income from our retail properties. In addition, low occupancy or sales at our retail properties, as a result of competition or otherwise, could result in termination of or reduced rent payable under certain of our retail leases, which could adversely affect our retail property revenues.
Our hospitality and multifamily businesses are subject to a range of operating risks common to these industries, many of which are outside our control, and the profitability of our investments in these industries may be adversely affected by these factors. For example, our hospitality business faces risks relating to climate change hurricanes, earthquakes, tsunamis and other natural and man-made disasters; the potential spread of contagious diseases; and insect infestations more common to rental accommodations. Such factors could limit or reduce the demand for or the prices our hospitality properties are able to obtain for their accommodations or could increase our costs and therefore reduce the profitability of our hospitality businesses. There are numerous housing alternatives that compete with our multifamily properties, including other multifamily properties as well as condominiums and single-family homes. This competitive environment could have a material adverse effect on our ability to lease apartment homes at our present properties or any newly developed or acquired real estate, as well as on the rents realized.
We face risks specific to our residential development and mixed-use activities.
Our residential homebuilding and land development operations are cyclical and significantly affected by changes in general and local economic, political and industry conditions, such as consumer confidence, employment levels, inflation levels, availability of financing for homebuyers, household debt, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes.
Certain catastrophic events and supply chain disruptions may also result in a lack of availability or increased costs of required materials, utilities and resources which could delay or increase the cost of home construction and which could adversely affect our business and results of operations. Such events could result in construction delays and increased costs which may not be fully passed on to our buyers.
Virtually all of our homebuilding customers finance their home acquisitions through mortgages. Even if potential customers do not need financing, changes in interest rates or the unavailability of mortgage capital could make it harder for them to sell their homes to potential buyers who need financing, resulting in a reduced demand for new homes. Increases in
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mortgage rates or reduced mortgage availability could adversely affect our ability to sell new homes and the prices at which we can sell them. Our Canadian markets continue to be impacted by changes to mortgage qualification rules that introduced stress tests for homebuyers and government policies relating to the Ontario real estate market and the Alberta energy sector surrounding pipeline approval. In the U.S., significant expenses incurred for purposes of owning a home, including mortgage interest expense and real estate taxes, generally are deductible expenses for an individual’s U.S. federal and, in some cases, state income taxes.
The current economic environment also continues to impact the industry for retail and office properties in our mixed-use projects. As we depend on office, retail, and apartment tenants to generate income from these mixed-use projects, our results of operations and cash flows may be adversely affected by vacancies and tenant defaults or bankruptcy in our mixed-use properties, and we may be unable to renew leases or re-lease space in our mixed-use properties as leases expire.
We hold land for future development and may in the future acquire additional land holdings. The risks inherent in purchasing, owning and developing land increase as the demand for new homes decreases. Real estate markets are highly uncertain, and the value of undeveloped land has fluctuated significantly and may continue to fluctuate. In addition, land carrying costs can be significant and can result in losses or reduced profitability. As a result, we hold certain land, and may acquire additional land, in our development pipeline at a cost we may not be able to fully recover or at a cost which precludes profitable development.
Our residential development and mixed-use business is susceptible to adverse weather conditions, other environmental conditions, and natural disasters, as well as pandemics/epidemics, each of which could adversely affect our business and results of operations. For example, while none of our U.S. properties were materially adversely affected by the significant wildfires throughout Southern California, we could experience labor shortages, construction delays, or utility company delays, which in turn could impact our results.

132    BROOKFIELD CORPORATION

Glossary of Terms
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
REFERENCES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” refers to our business which is comprised of our Asset Management, Wealth Solutions and Operating Businesses.
We refer to investors in the Corporation as shareholders and we refer to investors in the private funds of our Asset Management business and perpetual affiliates as investors.
We use asset manager to refer to Brookfield Asset Management Ltd. which offers a variety of investment products to our investors:
•We have over 50 active funds across major asset classes: renewable power and transition, infrastructure, private equity, real estate and credit. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as the private funds of our Asset Management business.
•We refer to BEP, BEPC, BIP, BIPC, BBU, BBUC and BPG, as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• AEL – American Equity Life	• BIP – Brookfield Infrastructure Partners L.P.
• BAM – Brookfield Asset Management Ltd.	• BIPC – Brookfield Infrastructure Corporation
• BBU – Brookfield Business Partners L.P.	• BPG – Brookfield Property Group
• BBUC – Brookfield Business Corporation	• BPY – Brookfield Property Partners L.P.
• BEP – Brookfield Renewable Partners L.P.	• BWS – Brookfield Wealth Solutions Ltd.
• BEPC – Brookfield Renewable Corporation	• Oaktree – Oaktree Capital Management L.P.
PERFORMANCE MEASURES
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that our Asset Management business manages, on a gross asset value basis, including assets for which this business earns management fees and those for which they do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments in which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Our Asset Management business’ methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
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Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above their initial capitalization of $8 billion. Base fees for BIP and BBU are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the BPY privatization. Perpetual affiliate capitalization as at December 31, 2025, was as follows: BEP/BEPC – $26 billion; BIP/BIPC – $35 billion; BBU/BBUC – $9 billion; and BPG – $19 billion.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. The Corporation retains 100% of the carried interest earned on mature funds and is entitled to receive 33.3% of the carried interest on new funds of our Asset Management business. Carry eligible capital includes both invested and uninvested (i.e., uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of profits generated within a private fund provided that the investors receive a predetermined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Realized carried interest[1]	$1,160	$801
Less: direct costs associated with realized carried interest	(503)	(299)
	657	502
Less: realized carried interest not attributable to Corporation	(97)	(99)
Realized carried interest, net	$560	$403
1.Includes $818 million of realized carried interest related to Oaktree (2024 – $591 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Consolidated capitalization is a non-IFRS measure that reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate Activities segment as well as our issued and outstanding common and preferred shares.
134    BROOKFIELD CORPORATION

Debt to capitalization is determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. Corporate cash and financial asset distribution is calculated as our targeted return on our cash and financial assets portfolio. Distributions on our unlisted investments are calculated based on the distributions received in the most recent fiscal year.
Distributable earnings (“DE”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of distributable earnings before realizations from our Asset Management business and our Wealth Solutions business, distributions received from our ownership of our Operating Businesses, realized carried interest and disposition gains from principal investments, net of Corporate Activities FFO, preferred share dividends and equity-based compensation costs.
Distributable earnings before realizations from our Asset Management business is comprised of fee-related earnings and other income (expenses), net of cash taxes and equity-based compensation costs from BAM, as well as FFO on direct investments.
Distributable earnings from our Wealth Solutions business is calculated as net income from our Wealth Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DE from investments in associates.
Distributable earnings before realizations (“DE before realizations”) is DE before realized carried interest and realized disposition gains from principal investments. We use DE before realizations to provide additional insight regarding recurring DE of the business.

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The following table reconciles net income to DE, DE before realizations, FFO, and Operating FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Net income	$3,235	$1,853
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	3,503	2,679
Fair value changes and other	2,189	2,652
Depreciation and amortization	10,379	9,737
Deferred income taxes	(771)	(341)
Realized disposition gains in fair value changes or equity	120	1,223
Non-controlling interests in FFO[2]	(12,963)	(11,567)
Funds from operations	5,692	6,236
Less: total disposition gains	(383)	(1,460)
Less: realized carried interest, net	(560)	(403)
Operating funds from operations	4,749	4,373
Less: Operating FFO from BAM	(1,886)	(1,708)
Less: Operating FFO from Asset Management direct investments	(46)	(30)
Less: Operating FFO from Operating Businesses	(1,733)	(1,968)
Distributions from BAM	1,891	1,736
Distributions from Asset Management direct investments	876	909
Distributions from Operating Businesses	1,602	1,626
Add back: equity-based compensation costs	110	109
Preferred share dividends	(177)	(176)
Distributable earnings before realizations	5,386	4,871
Realized carried interest, net	560	403
Disposition gains from principal investments	62	1,000
Distributable earnings	$6,008	$6,274
1.Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations. In addition, this adjustment is to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
We assess our segment performance using DE from our Asset Management segment, DE from our Wealth Solutions business, NOI from our Real Estate segment, and FFO for all other segments as our key measures of financial performance and our segment measures of profit and loss. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.

136    BROOKFIELD CORPORATION

Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, our Wealth Solutions business, private funds and liquid strategies that are managed by our Asset Management business manages which entitles that business to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within the private funds of our Asset Management business.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of perpetual affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Long-term private funds are long duration and closed-end in nature and include value-add and opportunistic strategies. Capital is typically committed for 10 years from the inception of the fund with two one-year extension options.
Perpetual strategies include capital in our perpetual affiliates and perpetual private funds, which includes core and core plus strategies that can continually raise new capital.
Liquid strategies represent publicly listed funds and separately managed accounts, focused on fixed income and equity securities across a number of difference sectors.
Fee-related earnings is a non-IFRS measure and is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our Asset Management business. See the below table which reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure.
Fee revenues is a non-IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. The following table reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Revenue	$75,100	$86,006
Add: fee revenues from Oaktree	1,271	1,278
Add: Revenues paid for management of affiliated assets and other	3,043	2,498
Less: external revenues from consolidated subsidiaries other than BAM	(73,927)	(85,076)
Fee revenues	5,487	4,706
Direct costs	(2,410)	(2,136)
	3,077	2,570
Less: amounts attributable to other shareholders	(82)	(114)
Fee-related earnings	$2,995	$2,456

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Funds from operations (“FFO”) is a non-IFRS measure that includes the fees that we earn from our Asset Management business managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our Operating Businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business. FFO also includes realized disposition gains and losses, which are defined in this glossary of terms.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS Accounting Standards.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS Accounting Standards. The key difference between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT is that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Operating FFO is a non-IFRS measure calculated as FFO excluding realized disposition gains. We use Operating FFO to provide additional insight regarding the recurring performance of the business.
Incentive distributions are determined by contractual arrangements; incentive distributions are paid to our Asset Management business by BEP and BIP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT DEC. 31, 2025	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$1.82	$0.49	/	$0.53	15% / 25%
Brookfield Renewable (BEP)[4]	1.57	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of our perpetual investments, which include our interests in BAM and perpetual affiliates, other investments and corporate activities. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.

138    BROOKFIELD CORPORATION

Long-term average (“LTA”) generation is used in our Renewable Power and Transition segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired, or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Net operating income (“NOI”) is a key measure of our Real Estate segment’s financial performance and is defined as property-specific revenues less direct operating expenses before the impact of depreciation and amortization. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Performance fees is an IFRS measure. Performance fees are generated by our Asset Management business when the unit price performance of BBU exceeds a prescribed high-water mark. In addition, performance fees are earned on certain liquid strategy portfolios. BBU performance fees are based on the quarterly volume-weighted average increase in BBU unit price over the previous threshold and are accrued on a quarterly basis, whereas performance fees within liquid strategy funds are typically determined on an annual basis. These fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power and Transition segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, and are presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future.
Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.

Internal Control Over Financial Reporting
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Brookfield Corporation (Brookfield) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a-15(f) or 240.15d-15(f).
Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2025, Brookfield’s internal control over financial reporting is effective. Management excluded from its assessment the internal control over financial reporting at Colonial Enterprises Inc., Hotwire Communications Ltd., Geronimo Power, LLC, a fully integrated developer and operator of renewable power assets in the U.S. with 3.9 GW operating assets and 30 GW development pipeline, a leading specialty consumables and equipment manufacturer and a electric heat tracing systems manufacturer, which were acquired during 2025, and whose total assets, net assets, revenues and net income constitute approximately 5%, 6%, 3% and -1%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2025.
Brookfield’s internal control over financial reporting as of December 31, 2025, has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield’s consolidated financial statements for the year ended December 31, 2025. As stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP expressed an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2025.

Bruce Flatt Chief Executive Officer	Nicholas Goodman President and Chief Financial Officer
March 17, 2026
Toronto, Canada

140    BROOKFIELD CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Corporation
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Corporation and subsidiaries (the “Corporation”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2025 of the Corporation and our report dated March 17, 2026, expressed an unqualified opinion on those financial statements.
As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Colonial Enterprises Inc., Hotwire Communications Ltd., Geronimo Power, LLC, a fully integrated developer and operator of renewable power assets in the U.S. with 3.9 GW operating assets and 30 GW development pipeline, a leading specialty consumables and equipment manufacturer and a electric heat tracing systems manufacturer (the “current year acquisitions”) which were acquired during 2025, and whose financial statements constitute, in aggregate, 5% of total assets, 6% of net assets, 3% of revenues, and -1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at the current year acquisitions.
Basis for Opinion
The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 17, 2026
2025 ANNUAL REPORT    141

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that is relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.
These consolidated financial statements have been prepared in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is consistent with the information contained in the accompanying consolidated financial statements.
Deloitte LLP, the Independent Registered Public Accounting Firm appointed by the shareholders, have audited the consolidated financial statements set out on pages 145 through 233 in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders and the board of directors their opinion on the consolidated financial statements. Their report is set out on the following page.
The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are neither officers nor employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Bruce Flatt Chief Executive Officer	Nicholas Goodman President and Chief Financial Officer
March 17, 2026
Toronto, Canada

142    BROOKFIELD CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Brookfield Corporation and subsidiaries (the “Corporation”) as at December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2026, expressed an unqualified opinion on the Corporation’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Fair Value of Investment Properties and Property, Plant and Equipment – Refer to Notes 2(g)(i), 2(g)(ii), 11, and 12 to the financial statements
Critical Audit Matter Description
The Corporation has elected the fair value model for investment properties and the revaluation model for certain classes of property, plant and equipment, namely the Corporation’s utilities, transport, midstream, data and renewable power generating assets. Upon initial recognition of these assets, the purchase price of each acquisition is allocated to the assets acquired and liabilities assumed based on their respective fair values. Subsequent to initial recognition, the Corporation measures these assets at fair value or revalued amount.
A selection of investment properties and certain classes of property, plant and equipment have limited observable market activity, which requires management to make significant estimates and assumptions in the determination of fair value at both the date of acquisition and at the measurement date. The estimates and assumptions with the highest degree of subjectivity and impact on fair values are future expected market rents, terminal capitalization rates, discount rates, terminal value multiples, future electricity prices, terminal value, anticipated long-term average generation, and estimated operating and capital expenditures. Auditing these estimates and assumptions required a high degree of auditor judgment as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve fair value specialists.
2025 ANNUAL REPORT    143

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to future expected market rents, terminal capitalization rates, discount rates, terminal value multiples, future electricity prices, terminal value, anticipated long-term average generation and estimated operating and capital expenditures included the following, among others:
•Evaluated the effectiveness of controls, including those over the estimates of future expected market rents, terminal capitalization rates, discount rates, terminal value multiples, future electricity prices, terminal values, anticipated long-term average generation and operating and capital expenditures.
•Evaluated the reasonableness of management’s forecast of future expected market rents by comparing management’s forecasts with historical results, internal communications to management and the Board of Directors and contractual information, where applicable. With the assistance of fair value specialists, evaluated the reasonableness of management's forecasts of future expected market rents and estimates of terminal capitalization rates by considering recent market transactions and industry surveys.
•With the assistance of fair value specialists, evaluated the reasonableness of the discount rates by (1) testing the source information underlying the determination of the discount rates; (2) developing a range of independent estimates and comparing those to the discount rates selected by management; (3) considering recent market transactions and industry surveys and (4) considering benchmark interest rates, geographic location, whether the asset is contracted or uncontracted and type of technology; where applicable.
•With the assistance of fair value specialists, evaluated the reasonableness of terminal value multiples by testing the source information underlying the terminal value multiples and developing a range of independent estimates and comparing those to the terminal value multiples selected by management.
•With the assistance of fair value specialists, inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset.
•Involved fair value specialists in the evaluation of the terminal values which included consideration of benchmark interest rates, geographic location, whether the asset is contracted or uncontracted and type of technology.
•For a sample of power generating assets, agreed contracted power prices to executed power purchase agreements and assessed the anticipated long-term average generation through corroboration with third party engineering reports and historical trends.
•Assessed the estimated operating and capital expenditures by comparison to historical data and to third party data for a selection of assets through corroboration with third party engineering reports.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 17, 2026

We have served as the Corporation’s auditor since 1971.
144    BROOKFIELD CORPORATION

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

AS AT DEC. 31 (MILLIONS)	Note	2025	2024
Assets
Cash and cash equivalents	6	$16,242	$15,051
Other financial assets	6	30,033	25,887
Accounts receivable and other	7	33,509	30,218
Inventory	8	8,849	8,458
Assets classified as held for sale	9	12,780	10,291
Equity accounted investments	10	79,881	68,310
Investment properties	11	85,613	103,665
Property, plant and equipment	12	165,992	153,019
Intangible assets	13	38,496	36,072
Goodwill	14	43,355	35,730
Deferred income tax assets	15	4,221	3,723
Total assets		$518,971	$490,424

Liabilities and equity
Corporate borrowings	16	$14,301	$14,232
Accounts payable and other	17	56,457	55,502
Liabilities associated with assets classified as held for sale	9	5,891	4,721
Non-recourse borrowings of managed entities	18	245,311	220,560
Deferred income tax liabilities	15	27,009	25,267
Subsidiary equity obligations	19	3,808	4,759

Equity
Preferred equity	21	4,090	4,103
Non-controlling interests	21	118,308	119,406
Common equity	21	43,796	41,874
Total equity		166,194	165,383
Total liabilities and equity		$518,971	$490,424

2025 ANNUAL REPORT    145

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2025	2024
Revenues	22	$75,100	$86,006
Direct costs	23	(56,973)	(67,936)
Other income and gains		2,386	1,247
Equity accounted income	10	2,557	2,729
Expenses
Interest
Corporate borrowings	16	(742)	(727)
Non-recourse borrowings	18	(16,358)	(15,888)
Corporate costs		(78)	(76)
Fair value changes	24	(1,522)	(2,520)
Income taxes	15	(1,135)	(982)
Net income		$3,235	$1,853
Net income attributable to:
Shareholders		$1,307	$641
Non-controlling interests		1,928	1,212
		$3,235	$1,853
Net income per share:
Diluted	21	$0.49	$0.20
Basic	21	0.51	0.21

146    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2025	2024
Net income		$3,235	$1,853
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial instruments		(832)	(139)
Marketable securities		134	289
Equity accounted investments	10	538	319
Foreign currency translation		3,306	(4,038)
Income taxes	15	(4)	85
		3,142	(3,484)
Items that will not be reclassified to net income
Revaluation of property, plant and equipment	12	4,889	8,036
Revaluation of pension obligations		41	118
Equity accounted investments	10	322	1,079
Marketable securities		(123)	83
Income taxes	15	(1,227)	(2,106)
		3,902	7,210
Other comprehensive income		7,044	3,726
Comprehensive income		$10,279	$5,579
Attributable to:
Shareholders
Net income		$1,307	$641
Other comprehensive income		1,833	766
Comprehensive income		$3,140	$1,407

Non-controlling interests
Net income		$1,928	$1,212
Other comprehensive income		5,211	2,960
Comprehensive income		$7,139	$4,172

2025 ANNUAL REPORT    147

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AS AT AND FOR THE YEAR ENDED DEC. 31, 2025 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Reserves and Other[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2024	$10,806	$114	$17,066	$5,045	$9,584	$(3,251)	$2,510	$41,874	$4,103	$119,406	$165,383
Net income	—	—	1,307	—	—	—	—	1,307	—	1,928	3,235
Other comprehensive income	—	—	—	—	872	797	164	1,833	—	5,211	7,044
Comprehensive income	—	—	1,307	—	872	797	164	3,140	—	7,139	10,279
Shareholder distributions
Common equity	—	—	(552)	—				(552)	—	—	(552)
Preferred equity	—	—	(167)	—	—	—	—	(167)	—	—	(167)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(15,465)	(15,465)
Other items
Repurchases, net of equity issuances	33	(23)	(874)	—	—	—	—	(864)	(13)	11,480	10,603
Share-based compensation	—	57	(115)	—	—	—	—	(58)	—	—	(58)
Ownership changes	—	—	—	425	97	(62)	(37)	423	—	(4,252)	(3,829)
Total change in year	33	34	(401)	425	969	735	127	1,922	(13)	(1,098)	811
Balance as at December 31, 2025	$10,839	$148	$16,665	$5,470	$10,553	$(2,516)	$2,637	$43,796	$4,090	$118,308	$166,194
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income (Loss)
AS AT AND FOR THE YEAR ENDED DEC. 31, 2024 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Reserves and Other[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2023	$10,879	$112	$18,006	$4,510	$8,958	$(2,477)	$1,686	$41,674	$4,103	$122,465	$168,242
Net income	—	—	641	—	—	—	—	641	—	1,212	1,853
Other comprehensive income (loss)	—	—	—	—	749	(778)	795	766	—	2,960	3,726
Comprehensive income (loss)	—	—	641	—	749	(778)	795	1,407	—	4,172	5,579
Shareholder distributions
Common equity	—	—	(495)	—	—	—	—	(495)	—	—	(495)
Preferred equity	—	—	(168)	—	—	—	—	(168)	—	—	(168)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(7,815)	(7,815)
Other items
Repurchases, net of equity issuances	(73)	(35)	(832)	—	—	—	—	(940)	—	9,079	8,139
Share-based compensation	—	37	(86)	—	—	—	—	(49)	—	—	(49)
Ownership changes	—	—	—	535	(123)	4	29	445	—	(8,495)	(8,050)
Total change in year	(73)	2	(940)	535	626	(774)	824	200	—	(3,059)	(2,859)
Balance as at December 31, 2024	$10,806	$114	$17,066	$5,045	$9,584	$(3,251)	$2,510	$41,874	$4,103	$119,406	$165,383
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans, the impact of the adoption of IFRS 17 and equity accounted other comprehensive income, net of associated income taxes.

148    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2025	2024
Operating activities
Net income		$3,235	$1,853
Other income and gains		(2,386)	(1,247)
Distributions in excess of (less than) equity accounted earnings		1,552	(641)
Fair value changes		1,522	2,520
Depreciation and amortization	23	10,379	9,737
Deferred income taxes	15	(771)	(341)
Proceeds from (purchases of) residential inventory		564	(108)
Net change in working capital		(3,137)	(4,204)
		10,958	7,569
Financing activities
Corporate borrowings arranged		1,864	2,082
Corporate borrowings repaid		(1,118)	(571)
Commercial paper draws and repayments, net		(767)	736
Non-recourse borrowings arranged		118,622	109,844
Non-recourse borrowings repaid		(95,596)	(84,288)
Non-recourse credit facilities arranged and repaid, net		2,269	(24)
Subsidiary equity obligations issued and redeemed, net		317	648
Deposits from related parties	27	1,583	1,471
Deposits provided to related parties	27	(1,210)	(1,121)
Capital provided by non-controlling interests		19,537	13,444
Capital repaid to non-controlling interests		(8,057)	(4,365)
Preferred equity issuances		175	—
Preferred equity redemptions		(179)	—
Other financing activities, net		1,821	(1,564)
(Settlement) Receipt of deferred consideration		(390)	68
Common shares issued		9	19
Common shares repurchased		(1,009)	(1,001)
Distributions to non-controlling interests		(15,465)	(7,815)
Distributions to common and preferred shareholders		(719)	(663)
		21,687	26,900
Investing activities
Acquisitions
Investment properties		(6,313)	(11,141)
Property, plant and equipment		(14,752)	(11,172)
Equity accounted investments		(9,365)	(7,074)
Financial assets and other		(16,907)	(11,405)
Acquisition of subsidiaries, net of cash acquired		(18,417)	(6,453)
Dispositions
Investment properties		6,907	4,107
Property, plant and equipment		2,306	2,773
Equity accounted investments		3,221	1,087
Financial assets and other		12,069	8,216
Disposition of subsidiaries, net of cash disposed		10,395	1,049
Restricted cash and deposits		(921)	49
		(31,777)	(29,964)
Cash and cash equivalents
Change in cash and cash equivalents		868	4,505
Net change in cash classified within assets held for sale		71	(215)
Foreign currency revaluation		252	(461)
Balance, beginning of period		15,051	11,222
Balance, end of period		$16,242	$15,051

Supplemental cash flow disclosures
Income taxes paid		$2,225	$2,674
Interest paid		14,516	14,289
2025 ANNUAL REPORT    149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Corporation (the “Corporation”) is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The Corporation is listed on the New York and Toronto stock exchanges (“NYSE” and “TSX”, respectively) under the symbol BN. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3.
Capital Management
The Corporation utilizes its capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The Corporation’s capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 15%+ return compounded over the long-term while always maintaining excess capital to support ongoing operations.
The Corporation’s capital consists of the capital invested in its Asset Management business, investments in its operating businesses, its Wealth Solutions business, its corporate investments that are held outside of managed entities, and its net working capital. The Corporation’s capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at December 31, 2025, the Corporation’s capital totaled $62.4 billion (December 31, 2024 – $60.4 billion), and is computed as follows:

AS AT DEC. 31 (MILLIONS)	2025	2024
Cash and cash equivalents	$461	$820
Other financial assets	2,114	1,234
Investments[1]	58,951	56,147
Other assets and liabilities of the Corporation	891	2,238
Corporation’s Capital	$62,417	$60,439
Corporation’s Capital is comprised of the following:
Common equity	$43,796	$41,874
Preferred equity	4,090	4,103
Non-controlling interest	230	230
Corporate borrowings	14,301	14,232
	$62,417	$60,439
1.Represents the carrying value of the Corporation’s investments.
The Corporation generates returns on its capital through management fees and performance revenues earned through its Asset Management business, distributable earnings from its Wealth Solutions business, distributions or dividends earned from its capital invested in operating businesses, and through performance of the Corporation’s financial assets. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders.
150    BROOKFIELD CORPORATION

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at December 31, 2025 is as follows:

AS AT DEC. 31, 2025 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$461	$15,781	$—	$16,242
Other financial assets	2,114	27,919	—	30,033
Accounts receivable and other[1]	2,866	32,442	(1,799)	33,509
Inventory	—	8,849	—	8,849
Assets classified as held for sale	—	12,780	—	12,780
Equity accounted investments	2,330	77,551	—	79,881
Investment properties	18	85,595	—	85,613
Property, plant and equipment	151	165,841	—	165,992
Intangible assets	83	38,413	—	38,496
Goodwill	—	43,355	—	43,355
Deferred income tax assets	467	3,754	—	4,221
Accounts payable and other[1]	(4,684)	(53,572)	1,799	(56,457)
Liabilities associated with assets classified as held for sale	—	(5,891)	—	(5,891)
Deferred income tax liabilities	(340)	(26,669)	—	(27,009)
Subsidiary equity obligations	—	(3,808)	—	(3,808)
Total	3,466	422,340	—	425,806
Investments[2]	58,951	—	(58,951)	—
Corporation’s Capital	62,417	422,340	(58,951)	425,806
Less:
Corporate borrowings	14,301	—	—	14,301
Non-recourse borrowings of managed entities	—	245,311	—	245,311
Amounts attributable to preferred equity	4,090	—	—	4,090
Amounts attributable to non-controlling interests	230	118,078	—	118,308
Common equity	$43,796	$58,951	$(58,951)	$43,796
1.Includes uneliminated intercompany balances, including accounts receivable and other, and accounts payable and other of $1.8 billion and $1.8 billion, respectively, between entities under common control of the Corporation.
2.Represents the carrying value of the Corporation’s investments.
Common equity in investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our Corporate Activities. This measure is equal to the sum of the common equity in our Asset Management, Wealth Solutions, Renewable Power and Transition, Infrastructure, Private Equity, and Real Estate operating segments.
On February 4, 2025, the Corporation exchanged its Brookfield Asset Management ULC ("BAM ULC") common shares for newly-issued Brookfield Asset Management Ltd. ("BAM") Class A shares, on a one-for-one basis. Following the transaction, the Corporation owns 73% of BAM, which is presented on a consolidated basis and in turn owns 100% of BAM ULC. As at December 31, 2025, we have a combined 73% ownership interest in BAM, which is held 69% directly and 4% through BWS.

2025 ANNUAL REPORT    151

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at December 31, 2024 is as follows:

AS AT DEC. 31, 2024 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$820	$14,231	$—	$15,051
Other financial assets	1,234	24,653	—	25,887
Accounts receivable and other[1]	3,092	28,281	(1,155)	30,218
Inventory	—	8,458	—	8,458
Assets classified as held for sale	—	10,291	—	10,291
Equity accounted investments	2,488	65,822	—	68,310
Investment properties	16	103,649	—	103,665
Property, plant and equipment	113	152,906	—	153,019
Intangible assets	85	35,987	—	36,072
Goodwill	—	35,730	—	35,730
Deferred income tax assets	342	3,381	—	3,723
Accounts payable and other[1]	(3,368)	(53,289)	1,155	(55,502)
Liabilities associated with assets classified as held for sale	—	(4,721)	—	(4,721)
Deferred income tax liabilities	(530)	(24,737)	—	(25,267)
Subsidiary equity obligations	—	(4,759)	—	(4,759)
Total	4,292	395,883	—	400,175
Investments[2]	56,147	—	(56,147)	—
Corporation’s Capital	60,439	395,883	(56,147)	400,175
Less:
Corporate borrowings	14,232	—	—	14,232
Non-recourse borrowings of managed entities	—	220,560	—	220,560
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	119,176	—	119,406
Common equity	$41,874	$56,147	$(56,147)	$41,874
1.Includes uneliminated intercompany balances, including accounts receivable and other, and accounts payable and other of $1.2 billion and $1.2 billion, respectively, between entities under common control of the Corporation.
2.Represents the carrying value of the Corporation’s investments.
152    BROOKFIELD CORPORATION

2.    MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were approved by the Board of Directors of the company on March 17, 2026.
b)    Future Changes in Accounting Standards
i.    Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and add new or amended disclosures relating to investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. The adoption of these amendments is not anticipated to have a significant impact on the financial position of the Corporation.
ii.    IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management defined performance measures, and adding new principles for the aggregation and disaggregation of items. The Corporation is currently assessing the impact of this new standard.
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the company.
c)    Basis of Presentation
The consolidated financial statements are prepared on a going concern basis.
i.    Subsidiaries
The consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company exercises control. Control exists when the company is able to exercise power over the investee, is exposed to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. Subsidiaries are consolidated from the date control is obtained and continue to be consolidated until the date when control is lost. The company includes 100% of its subsidiaries’ revenues and expenses in the Consolidated Statements of Operations and 100% of its subsidiaries’ assets and liabilities on the Consolidated Balance Sheets, with non-controlling interests in the equity of the company’s subsidiaries included within total equity. All intercompany balances, transactions, unrealized gains and losses are eliminated in full.
The company continually reassesses whether or not it controls an investee, particularly if facts and circumstances indicate there is a change to one or more of the control criteria previously mentioned. In certain circumstances when the company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The company considers all relevant facts and circumstances in assessing whether or not the company’s voting rights are sufficient to give it control of an investee.
Certain of the company’s subsidiaries are subject to profit sharing arrangements, such as carried interest, between the company and the non-controlling equity holders, whereby the company is entitled to a participation in profits, as determined under the agreements. The attribution of net income amongst equity holders in these subsidiaries reflects the impact of these profit-sharing arrangements when the attribution of profits as determined in the agreement is no longer subject to adjustment based on future events and correspondingly reduces non-controlling interests’ attributable share of those profits, while increasing those of common shareholders.
Gains or losses resulting from changes in the company’s ownership interest of a subsidiary that do not result in a loss of control are accounted for as equity transactions and are recorded within ownership changes as a component of equity. When we dispose of all or part of a subsidiary resulting in a loss of control, the difference between the carrying value of what is sold and the proceeds from disposition is recognized within other income and gains in the Consolidated Statements of Operations.
2025 ANNUAL REPORT    153

Refer to Note 2(q) for an explanation of the company’s accounting policy for business combinations and to Note 4 for additional information on subsidiaries of the company with significant non-controlling interests.
ii.    Associates and Joint Ventures
Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The company accounts for associates and joint ventures using the equity method of accounting within equity accounted investments on the Consolidated Balance Sheets.
Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment’s underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture is adjusted for the company’s share of direct comprehensive income and distributions of the investee. Profits and losses resulting from the sale of a business to an associate or joint venture are recognized in full in the consolidated financial statements. Profits and losses resulting from all other transactions with an associate or joint venture that do not constitute the sale of a business are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for indicators of impairment at each balance sheet date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(l).
iii.    Joint Operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, related to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement that exists only when decisions about the relevant activities require unanimous consent of parties sharing control. The company recognizes only its assets, liabilities and share of the results of operations of the joint operation. The assets, liabilities and results of joint operations are included within the respective line items of the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income.
When the company sells or contributes assets to a joint operation in which it is a joint operator, the company is considered to be conducting transactions with the other parties to the joint operation, and any profits or losses resulting from the transactions are recognized in the company’s consolidated financial statements only to the extent of the other parties’ interests in the joint operation. When the company purchases an asset from a joint operation in which it is a joint operator, the company does not recognize its share of the profits or losses until those assets are resold to a third party.
d)     Foreign Currency Translation
The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries, associates, joint ventures and joint operations determines its own functional currency and items included in the consolidated financial statements of each subsidiary, associate, joint venture and joint operation are measured using that functional currency.
Assets and liabilities of foreign operations having functional currencies other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are accumulated in other comprehensive income or loss as a component of equity. On the disposal of a foreign operation, or the loss of control, joint control or significant influence, the component of accumulated other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner. On partial disposal of a foreign operation in which control is retained, the proportionate share of the component of other comprehensive income or loss relating to that foreign operation is reclassified to non-controlling interests in that foreign operation.
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Foreign currency-denominated monetary assets and liabilities of the company are translated using the rate of exchange prevailing at the reporting date, and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains or losses on transactions that hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.
e)    Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.
f)     Related Party Transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties. The majority of transactions with related parties are between consolidated entities and eliminate on consolidation. The company and its subsidiaries may also transact with entities over which the company has significant influence or joint control, such as Brookfield Wealth Solutions. Amounts owed to and by associates and joint ventures are not eliminated on consolidation. The company’s subsidiaries with significant non-controlling interests are described in Note 4 and its associates and joint ventures are described in Note 10.
In addition to our subsidiaries and equity accounted investments, we consider key management personnel, the Board of Directors and material shareholders to be related parties. See Note 27 for additional details.
g)    Operating Assets
i.    Investment Properties
The company uses the fair value method to account for real estate classified as investment properties. A property is determined to be an investment property when it is principally held either to earn rental income or for capital appreciation, or both. Investment properties also include properties that are under development or redevelopment for future use as investment property. Investment properties are initially measured at cost including transaction costs, or at fair value if acquired in a business combination. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in net income during the period in which they arise.
Fair values are completed by undertaking one of two accepted approaches: (i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows, typically used for our office, retail and logistics assets; or (ii) undertaking a direct capitalization approach for certain of our LP investments and directly held multifamily assets whereby a capitalization rate is applied to stabilized net operating income. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows relating to such current and future leases.
Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.
ii.    Property, Plant and Equipment
The company uses the revaluation method of accounting for certain classes of property, plant and equipment (“PP&E”) as well as certain assets which are under development for future use as PP&E. PP&E measured using the revaluation method is initially measured at cost, or at fair value if acquired in a business combination, and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are performed on an annual basis at the end of each fiscal year, commencing in the first year subsequent to the date of acquisition, unless there is an indication that assets are impaired. Where the carrying amount of an asset increases as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized revaluation loss recorded through net income, in which case that portion of the increase is recognized in net income.
Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent there is any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Depreciation of an asset commences when it is available for use. On loss of control or partial disposition of an asset measured using
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the revaluation method, all accumulated revaluation surplus or the portion disposed of, respectively, is transferred into retained earnings or ownership changes, respectively.
Land is carried at cost whereas finite-life assets such as buildings and equipment are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on a systematic basis over the assets’ useful life.
Depreciation methods and useful lives are reassessed at least annually regardless of the measurement method used.
Renewable Power and Transition
Renewable Power and Transition generally determines the fair value of its PP&E by using a 20-year discounted cash flow model for hydroelectric assets and the estimated remaining useful life for other technologies. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, terminal values and assumptions about future inflation rates and discount rates by geographical location.
Depreciation on renewable power assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives
Dams	Up to 115
Penstocks	Up to 100
Powerhouses	Up to 115
Hydroelectric generating units	Up to 115
Wind generating units	Up to 35
Solar generating units	Up to 35
Gas-fired cogenerating (“Cogeneration”) units	Up to 40
Battery energy storage systems	Up to 30
Other assets	Up to 60
Costs are allocated to the significant components of power generating assets and each component is depreciated separately.
The depreciation of PP&E in our Brazilian Renewable Power and Transition operations is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration as at December 31, 2025 is 30 years (2024 – 30 years). Land rights are included as part of the concession or authorization and are subject to depreciation.
Infrastructure
Utilities, transport, midstream and data assets within our Infrastructure segment as well as assets under development classified as PP&E on the Consolidated Balance Sheet are accounted for using the revaluation method. The company determines the fair value of its utilities, transport, midstream and data assets using both the discounted cash flow and depreciated replacement cost methods, using valuation techniques and significant inputs disclosed in Note 12.
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Depreciation on utilities, transport, midstream and data assets is calculated on a straight-line or declining balance basis over the estimated service lives of the components of the assets, which are as follows:

(YEARS)	Useful Lives
Buildings	Up to 60
Transmission stations, towers and related fixtures	Up to 50
Leasehold improvements	Up to 50
Plant and equipment	Up to 60
Network systems	Up to 60
Track	Up to 40
Intermodal containers	Up to 20
Pipelines and gas storage assets	Up to 80
Private Equity
The company accounts for its Private Equity PP&E using the cost model. PP&E held in our Private Equity segment, which include right-of-use (“ROU”) assets, are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Costs include expenditures that are directly attributable to the acquisition of the asset. Depreciation of an asset commences when it is available for use. PP&E is depreciated for each component of the following asset classes as follows:

(YEARS, UNLESS OTHERWISE NOTED)	Useful Lives
Buildings	Up to 50
Right-of-use assets	Up to 40
Machinery and equipment	Up to 25
Vessels	Up to 35
Oil and gas related equipment and mining property	Units of production
Real Estate and Other
Hospitality assets are classified as PP&E and are accounted for using the revaluation method. The company determines the fair value for these assets by using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets.
Depreciation on hospitality assets is calculated on a straight-line basis over the estimated useful lives of each component of the asset as follows:

(YEARS)	Useful Lives
Building and building improvements	2 to 50+
Land improvements	15
Furniture, fixtures and equipment	1 to 20
iii.    Inventory
Real Estate
Develop-for-sale multifamily projects, residential development lots, homes and residential condominium projects, and industrial projects are recorded in inventory. Inventory is recorded at the lower of cost, which includes pre-development expenditures and capitalized borrowing costs and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.
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Private Equity
Inventory is primarily attributable to raw materials and consumables, work in progress, and finished goods at our advanced energy storage operation and engineered components manufacturing operation. Inventory is valued at the lower of cost and net realizable value. Cost is determined using specific identification where possible and practicable or using the first-in, first-out or weighted average method. Costs include direct and indirect expenditures incurred in bringing the inventory to its existing condition and location. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.
h)    Fair Value Measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:
Level 1:    Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2:    Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset or liability’s anticipated life.
Level 3:    Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.
Refer to the investment properties and revaluation of PP&E accounting policies for the approach taken to determine the fair value of these operating assets.
Further information on fair value measurements is available in Notes 6, 11 and 12.
i)    Accounts Receivable
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses for uncollectibility.
j)    Intangible Assets
Finite life intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses and are amortized on a straight-line basis over their estimated useful lives. Amortization is recorded within direct costs in the Consolidated Statements of Operations.
Certain of the company’s intangible assets have an indefinite life as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.
Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the company’s indefinite life intangible assets is recorded in net income in the period in which the impairment is identified. Impairment losses on intangible assets may be subsequently reversed in net income.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds, if any, and the carrying amount of the asset and are recognized in the Consolidated Statements of Operations in other income and gains when the asset is derecognized.
Infrastructure
Intangible assets within our Infrastructure segment primarily consist of conservancy rights, service concession arrangements, customer order backlogs, track access rights, operating network agreements and customer contracts and relationships. Concession arrangements, accounted for as intangible assets under IFRIC 12, Service Concession Arrangements (“IFRIC 12”), were mostly acquired through
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acquisitions of gas transmission, electricity transmission and toll road businesses and are amortized on a straight-line basis over the term of the arrangement. Public service concessions that provide the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as intangible assets.
The intangible assets at the Brazilian regulated gas transmission operation and Brazilian electricity transmission operation relate to concession arrangements. For our Brazilian regulated gas transmission operation, the concession arrangement provides the operation with the right to operate the asset perpetually. As a result, the intangible asset is amortized over its estimated useful life. For our Brazilian electricity transmission operation, the intangible asset is amortized on a straight-line basis over the life of the contractual arrangement.
Refer to Note 13 for additional information on these concession arrangements.
Private Equity
Our Private Equity segment includes intangible assets across a number of operating companies. The majority are finite life intangible assets that are amortized on a straight-line basis over the following useful lives:

(YEARS)	Useful Lives
Water and sewage concession agreements	Up to 50
Brands and trademarks	Up to 40
Computer software	Up to 10
Customer relationships	Up to 20
Proprietary technology	Up to 15
Real Estate
Intangible assets in our Real Estate segment are primarily trademarks and licensing agreements. Subsequent to initial recognition, intangible assets with a finite life are measured at cost less accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis over the estimated useful life of the intangible asset and is recognized in net income for the respective reporting period. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.
k)    Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit to which it relates. The company identifies cash-generating units as identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is recorded in net income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. On disposal of a subsidiary, any attributable amount of goodwill is included in determination of the gain or loss on disposal.
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l)    Impairment of Long-Lived Assets
At each balance sheet date or more often if events or circumstances indicate there may be impairment, the company assesses whether its assets, other than those measured at fair value with changes in value recorded in net income, have any indication of impairment. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal and the discounted future cash flows generated from use and eventual disposal from an asset or cash-generating unit, is less than their carrying value. Impairment losses are recorded as fair value changes within the Consolidated Statements of Operations. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
m)    Subsidiary Equity Obligations
Subsidiary equity obligations include subsidiary preferred equity units, subsidiary preferred shares and capital securities as well as limited-life funds and redeemable fund units.
Subsidiary preferred equity units and capital securities are preferred shares that may be settled by a variable number of common equity units upon their conversion by the holders or the company. These instruments, as well as the related accrued distributions, are classified as liabilities at amortized cost on the Consolidated Balance Sheets. Dividends or yield distributions on these instruments are recorded as interest expense. To the extent conversion features are not closely related to the underlying liability the instruments are bifurcated into debt and equity components.
Limited-life funds represent the interests of others in the company’s consolidated funds that have a defined maximum fixed life where the company has an obligation to distribute the residual interests of the fund to fund partners based on their proportionate share of the fund’s equity in the form of cash or other financial assets at cessation of the fund’s life.
Redeemable fund units represent interests of others in consolidated subsidiaries that have a redemption feature that requires the company to deliver cash or other financial assets to the holders of the units upon receiving a redemption notice.
Limited-life funds and redeemable fund units are classified as liabilities and recorded at fair value within subsidiary equity obligations on the Consolidated Balance Sheets. Changes in fair value are recorded in net income in the period of the change.
n)    Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), specifies how and when revenue should be recognized and requires disclosures about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts.
Where available, the company has elected the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of performance obligation and for disclosure requirements of remaining performance obligations. This permits the company to recognize revenue in the amount to which we have the right to invoice such that the company has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date.
Revenue Recognition Policies by Segment
Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in IFRS 15. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, as, or when, the performance obligation is satisfied. The company recognizes revenue when it transfers control of a product or service to a customer.
The company recognizes revenue from the following major sources:
Asset Management
The company’s primary asset management revenue streams, which include base management fees, incentive fees (including incentive distributions and performance fees) and realized carried interest, are satisfied over time. A significant portion of our asset management revenue is intercompany in nature and thus eliminated on consolidation; that which survives is recorded as revenue in the Consolidated Statements of Operations.
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The company earns base management fees in accordance with contractual arrangements with our long-term private funds, perpetual strategies and liquid securities’ investment vehicles. Fees are typically equal to a percentage of fee-bearing capital within the respective fund or entity and are accrued quarterly. These fees are earned over the period of time that the management services are provided and are allocated to the distinct services provided by the company during the reporting period.
Incentive distributions and performance fees are incentive payments to reward the company for meeting or exceeding certain performance thresholds of managed entities. Incentive distributions, paid to us by certain of our perpetual affiliates, are determined by contractual arrangements and represent a portion of distributions paid by the perpetual affiliates above a predetermined hurdle. They are accrued as revenue on the respective affiliates’ distribution record dates if that hurdle has been achieved. Brookfield Business Partners L.P. (“BBU”) pays performance fees if the growth in its unit price exceeds a predetermined threshold, with the unit price based on the quarterly volume-weighted average price of publicly traded units. These fees are accrued on a quarterly basis subject to the performance of the respective listed vehicle.
Carried interest is a performance fee arrangement in which we receive a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once realized returns exceed the fund’s contractually defined performance hurdles at which point we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. We recognize this carried interest when a fund’s cumulative realized returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur. Typically carried interest is not recognized as revenue until the fund is near the end of its life.
Renewable Power and Transition
The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from their own power generating facilities. Revenue is recorded based on the output delivered and capacity provided at rates specified under contract terms or at prevailing market rates if the sale is uncontracted. Performance obligations are satisfied over time as the customer simultaneously receives and consumes benefits as we deliver electricity and related products.
We also sell power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements (“PPA”) are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue over time as the performance obligation is satisfied. The sale of energy and capacity are distinct goods that are substantially the same and have the same pattern of transfer as measured by the output method. Renewable credits are performance obligations satisfied at a point in time. Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Infrastructure
Our infrastructure revenue is predominantly recognized over time as services are rendered. Performance obligations are satisfied based on actual usage or throughput depending on the terms of the arrangement. Contract progress is determined using a cost-to-cost input method. Any upfront payments that are separable from the recurring revenue are recognized over time for the period the services are provided.
Private Equity
Revenue from our Private Equity segment primarily consists of: (i) sale of goods or products which is recognized as revenue when the product is shipped and title passes to the customer; (ii) the provision of services which are recognized as revenue over the period of time that they are provided; and (iii) leasing and other product offerings which is recognized under the requirements of IFRS 16, Leases (“IFRS 16”), whereas the other revenue streams are recognized under IFRS 15.
Revenue recognized over a period of time is determined using the cost-to-cost input method to measure progress towards complete satisfaction of the performance obligations as the work performed on the contracts creates or enhances an asset that is controlled by the customer. As work is performed, a contract asset in the form of contracts-in-progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. Variable consideration, such as claims, incentives and variations resulting from contract modifications, is only recognized in the transaction price to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
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Real Estate
Revenue from hospitality operations is generated by providing accommodation, food and beverage and leisure facilities to hotel guests. Revenue from accommodation is recognized over the period that the guest stays at the hotel; food and beverage revenue as well as revenue from leisure activities is recognized when goods and services are provided.
Real estate rental income is recognized in accordance with IFRS 16. As the company retains substantially all the risks and benefits of ownership of its investment properties, it accounts for leases with its tenants as operating leases and begins recognizing revenue when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded as a component of investment property representing the difference between rental revenue recorded and the contractual amount received. Percentage participating rents are recognized when tenants’ specified sales targets have been met.
Revenue from residential land sales, sales of homes and the completion of residential condominium projects is recognized at the point in time when our performance obligations are met. Performance obligations are satisfied when we transfer title of a product to a customer and all material conditions of the sales contract have been met. If title of a property transfers but material future development is required, revenue will be delayed until the point in time at which the remaining performance obligations are satisfied.
Corporate Activities
Dividend and interest income from other financial assets are recognized as revenue when declared or on an accrual basis using the effective interest method, in accordance with IFRS 9 Financial Instruments (“IFRS 9”).
Interest revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method, in accordance with IFRS 9.
o)    Financial Instruments
Classification of Financial Instruments
The company classifies its financial assets as fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) and amortized cost according to the company’s business objectives for managing the financial assets and based on the contractual cash flow characteristics of the financial asset. The company classifies its financial liabilities as amortized cost or FVTPL.
•Financial instruments that are not held for the sole purpose of collecting contractual cash flows are classified as FVTPL and are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. Gains and losses recorded on each revaluation date are recognized within profit or loss. Transaction costs of financial assets classified as FVTPL are expensed in profit or loss.
•Financial assets classified as FVTOCI are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. The change in fair value is recorded in other comprehensive income. The cumulative gains or losses related to FVTOCI equity instruments are not reclassified to profit or loss on disposal. The cumulative gains or losses on all other FVTOCI assets are reclassified to profit or loss on disposal when there is a significant or prolonged decline in fair value or when the company acquires a controlling or significant interest in the underlying investment and commences equity accounting or consolidating the investment. The cumulative gains or losses on all FVTOCI liabilities are reclassified to profit or loss on disposal.
•Financial instruments that are held for the purpose of collecting contractual cash flows that are solely payments of principal and interest are classified as amortized cost and are initially recognized at their fair value and are subsequently measured at amortized cost using the effective interest rate method. Transaction costs of financial instruments classified as amortized cost are capitalized and amortized in profit or loss on the same basis as the financial instrument.
Expected credit losses associated with debt instruments carried at amortized cost and FVTOCI are assessed on a forward-looking basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk since initial recognition. Impairment charges are recognized in profit or loss based on the expected credit loss model.
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The following table presents the types of financial instruments held by the company within each financial instrument classification:

Financial Instrument Type	Measurement
Financial Assets
Cash and cash equivalents	Amortized cost
Other financial assets
Government bonds	FVTOCI, Amortized cost
Corporate bonds	FVTPL, FVTOCI, Amortized cost
Fixed income securities and other	FVTPL, FVTOCI, Amortized cost
Common shares and warrants	FVTPL, FVTOCI
Loan and notes receivable	FVTPL, Amortized cost
Accounts receivable and other[1]	FVTPL, FVTOCI, Amortized cost

Financial Liabilities
Corporate borrowings	Amortized cost
Non-recourse borrowings of managed entities
Property-specific borrowings	Amortized cost
Subsidiary borrowings	Amortized cost
Accounts payable and other[1]	FVTPL, FVTOCI, Amortized cost
Subsidiary equity obligations	FVTPL, Amortized cost
1.Includes derivative instruments.
Other Financial Assets
Other financial assets are recognized on their trade date and initially recorded at fair value with changes in fair value recorded in net income or other comprehensive income in accordance with their classification. Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used.
Other financial assets also include loans and notes receivable which are recorded initially at fair value and, with the exception of loans and notes receivable designated as FVTPL, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and receivables designated as FVTPL are recorded at fair value, with changes in fair value recorded in net income in the period in which they arise.
Allowance for Credit Losses
For financial assets classified as amortized cost or debt instruments as FVTOCI and undrawn loan commitments, at each reporting period, the company assesses if there has been a significant increase in credit risk since the asset was originated to determine if a 12-month expected credit loss or a life-time expected credit loss should be recorded regardless of whether there has been an actual loss event. The company uses probability-weighted loss scenarios which consider multiple loss scenarios based on reasonable and supportable forecasts in order to calculate the expected credit losses.
The company assesses the carrying value of FVTOCI and amortized cost securities for impairment when there is objective evidence that the asset is impaired such as when an asset is in default. Impaired financial assets continue to record life-time expected credit losses; however interest revenue is calculated based on the net amortized carrying amount after deducting the loss allowance. When objective evidence of impairment exists, losses arising from impairment are reclassified from accumulated other comprehensive income to net income.
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Derivative Financial Instruments and Hedge Accounting
The company selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value within the company’s consolidated financial statements. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other, respectively.
Items Classified as Hedges
Realized and unrealized gains and losses on foreign exchange contracts designated as hedges of currency risks relating to a net investment in a subsidiary or an associate are included in equity. Gains or losses are reclassified into net income in the period in which the subsidiary or associate is disposed of or to the extent that the hedges are ineffective. Where a subsidiary is partially disposed, and control is retained, any associated gains or costs are reclassified within equity as ownership changes. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at their estimated fair value with changes in fair value recorded in net income or as a component of equity, as applicable. Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments. Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.
Items Not Classified as Hedges
Derivative financial instruments that are not designated as hedges are carried at their estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period in which the change occurs. Realized and unrealized gains and losses on equity derivatives used to offset changes in share prices in respect of vested deferred share units and restricted share units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in revenues, direct costs or corporate costs, as applicable. Realized and unrealized gains and losses on derivatives which are considered economic hedges, and where hedge accounting is not able to be elected, are recorded in fair value changes in the Consolidated Statements of Operations.
p)    Income Taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences and for the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured using the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.
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International Tax Reform - Pillar Two Rules (Amendments to IAS 12)
The Corporation operates in countries, including Canada, which have enacted legislation to implement the global minimum top-up tax, effective from January 1, 2024. The Corporation has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the year ended December 31, 2025. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the Corporation.
q)    Business Combinations
Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held for sale which are recognized and measured at fair value less costs to sell. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.
To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.
When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income, other than amounts transferred directly to retained earnings. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Transaction costs are recorded as an expense within fair value changes in the Consolidated Statements of Operations.
r)    Leases
The company accounts for leases under IFRS 16. Under IFRS 16, the company must assess whether a contract is, or contains, a lease at inception of the contract. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control exists if a customer can make the important decisions governing the use of an asset specified in a contract similar to decisions made over assets owned by the business. The company has elected to not allocate contract consideration between lease and non-lease components, but rather account for each lease and non-lease component as a single lease component. This election is made by asset class.
For lessors, a lease shall be classified as either a finance or operating lease on commencement of the lease contract. If the contract represents a finance lease in which the risk and rewards of ownership have transferred to the lessee, a lessor shall recognize a finance lease receivable at an amount equal to the net investment in the lease discounted using the interest rate implicit in the lease. Subsequently, finance income is recognized at a constant rate on the net investment of the finance lease. Lease payments received from operating leases are recognized into income on a straight-line or other systematic basis.
For lessees, the company recognizes a right-of-use asset and lease liability at the lease commencement date. The ROU asset is initially measured based on the calculated lease liability plus initial direct costs incurred by the lessee, estimates to dismantle and restore the underlying asset at the end of the lease term and lease payments made net of incentives received at or before the lease commencement date. It is classified as either investment in PP&E, or inventory depending on the nature of the asset and is subsequently accounted for consistently with owned assets within the respective asset classes with the exception of PP&E. Unlike most of the company’s owned assets within PP&E, lease assets classified within PP&E are subsequently measured applying the cost method rather than the revaluation method. The ROU asset is depreciated applying a straight-line method or other systematic basis over the shorter of the useful life of the underlying asset or the term of the lease. Lease contracts often include an option to extend the term of the lease and such extensions are factored into the lease term if the company is reasonably certain to exercise that option. ROU assets are tested for impairment in accordance with IAS 36, Impairment of Assets. Refer to Note 2(g) for additional details of our accounting policies governing investment properties, PP&E and inventory.
Lease liabilities are classified within accounts payable and other and are recognized at the commencement of the lease, initially measured at the present value of future lease payments not paid as at the commencement date, discounted using the interest rate implicit in the lease, or the lessee’s incremental borrowing rate if the implicit rate cannot be readily determined. Lease liabilities are subsequently measured at amortized cost by applying the effective interest method. Lease liabilities are remeasured if there is
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reassessment of the timing or amount of future lease payments arising from a change in an index or rate, revisions to estimates of the lease term or residual value guarantee, or a change in the assessment of an option to purchase the underlying asset. Such remeasurements of the lease liability are generally recognized as an adjustment to the ROU asset unless further reduction in the measurement of the lease liability would reduce a ROU asset below zero, in which case it is recorded in the Consolidated Statements of Operations.
Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the ROU asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are classified within direct costs in the Consolidated Statements of Operations.
We are applying certain practical expedients as permitted by the standard; specifically, we have elected to apply practical expedients associated with short-term and low-value leases that allow the company to record operating expenses on such leases on a straight-line basis without having to capitalize the lease arrangement.
We have also applied a number of critical judgments in applying this standard, including: i) identifying whether a contract (or part of a contract) includes a lease; ii) determining whether it is reasonably certain that lease extension or termination options will be exercised in determining the lease term; and iii) determining whether variable payments are in-substance fixed. Critical estimates used in the application of IFRS 16 include estimating the lease term and determining the appropriate rate at which to discount the lease payments.
s) Other Items
i.    Capitalized Costs
Capitalized costs related to assets under development and redevelopment include all eligible expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs that are directly attributable to these assets.
Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.
ii.    Share-based Payments
The company issues share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions, comprised of share options, restricted shares and escrowed shares, is determined as the fair value of the award on the grant date using a fair value model. The cost of equity-settled share-based transactions is recognized as each tranche vests and is recorded in contributed surplus as a component of equity. The cost of cash-settled share-based transactions, comprised of Deferred Share Units (“DSUs”), is measured as the fair value at the grant date, and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability. The liability is recorded as a provision within accounts payable and other on the Consolidated Balance Sheets and measured at each reporting date at fair value with changes in fair value recognized in net income.
The company’s Restricted Share Unit (“RSU”) program was terminated during the first quarter of 2024. Prior to termination, RSUs were measured as the fair value at the grant date, and expensed on a proportionate basis consistent with the vesting features over the vesting period. The liability was recorded as a provision within accounts payable and other on the Consolidated Balance Sheets and measured at each reporting date at fair value with changes in fair value recognized in net income.
iii.    Provisions
A provision is a liability of uncertain timing that is recognized when the company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The company’s significant provisions consist of pensions and other long-term and post-employment benefits, warranties on some products or services, obligations to retire or decommission tangible long-lived assets and the cost of legal claims arising in the normal course of operations.
a.    Pensions and Other Post-Employment Benefits
The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries, with certain of these subsidiaries offering defined benefit plans. Defined benefit pension expenses, which include the current year’s service cost, are included in direct costs. For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair
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value of the plan assets as a defined benefit liability reported within accounts payable and other on the Consolidated Balance Sheets. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.
b.    Other Long-Term Incentive Plans
The company provides long-term incentive plans to certain employees whereby the company allocates a portion of the amounts realized through subsidiary profit-sharing agreements to its employees. The cost of these plans is recognized over the requisite service period, provided it is probable that the vesting conditions will be achieved, based on the underlying subsidiary profit sharing arrangement. The liability is recorded within accounts payable and other and measured at each reporting date with the corresponding expense recognized in direct costs in the Consolidated Statements of Operations.
c.    Warranties, Asset Retirement, Legal and Other
Certain consolidated entities offer warranties on the sale of products or services. A provision is recorded to provide for future warranty costs based on management’s best estimate of probable warranty claims.
Certain consolidated entities have legal obligations to retire tangible long-lived assets. A provision is recorded at each reporting date to provide for the estimated fair value of the asset retirement obligation upon decommissioning of the asset period.
In the normal course of operations, the company may become involved in legal proceedings. Management analyzes information about these legal matters and provides provisions for probable contingent losses, including estimated legal expenses to resolve the matters. Internal and external legal counsel are used in order to estimate the probability of an unfavorable outcome and the amount of loss.
iv.    Government Assistance
Government grants and other government assistance received by consolidated subsidiaries are recognized when there is reasonable assurance that the assistance will be received and the company will comply with all relevant conditions. The company recognizes government grants in the Consolidated Statements of Operations on a systematic basis over the periods in which the company recognizes expenses for which the grants were provided.
t)    Critical Estimates and Judgments
The preparation of financial statements requires management to make estimates and judgments that affect the carried amounts of certain assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses recorded during the period. Actual results could differ from those estimates.
In making estimates and judgments, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates and judgments have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that the company believes will materially affect the methodology or assumptions utilized in making estimates and judgments in these consolidated financial statements.
i.    Critical Estimates
The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:
a.    Investment Properties
The critical assumptions and estimates used when determining the fair value of commercial properties are discount rates and terminal capitalization rates for properties valued using a discounted cash flow model and capitalization rates for properties valued using a direct capitalization approach. Management also uses assumptions and estimates in determining expected future cash flows in discounted cash flow models and stabilized net operating income used in values determined using the direct capitalization approach. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.
Further information on investment property estimates on fair value is provided in Note 11.
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b.    Revaluation Method for Property, Plant and Equipment
When determining the carrying value of PP&E using the revaluation method, the company uses the following critical assumptions and estimates: future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of PP&E under development includes estimates in respect of the timing and cost to complete the development.
Further information on estimates used in the revaluation method for PP&E is provided in Note 12.
c.    Financial Instruments
Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.
Further information on estimates used in determining the carrying value of financial instruments is provided in Notes 6 and 25.
d.    Inventory
The company estimates the net realizable value of its inventory using estimates and assumptions about future development costs, costs to hold and future selling costs.
e.    Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts.
ii.    Critical Judgments
Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:
a.    Control or Level of Influence
When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that it has the ability to exert directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated as a result of the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.
b.    Investment Properties
When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.
c.    Property, Plant and Equipment
The company’s accounting policy for its PP&E requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the PP&E as opposed to repairs and maintenance, and for assets under development. the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.
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For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes, discount and capitalization rates. Judgment is applied when determining future electricity prices considering broker quotes for the years in which there is a liquid market available and, for the subsequent years, our best estimate of electricity prices from renewable sources that would allow new entrants into the market.
d.    Identifying Performance Obligations for Revenue Recognition
Management is required to identify performance obligations relating to contracts with customers at the inception of each contract. IFRS 15 requires a contract’s transaction price to be allocated to each distinct performance obligation and subsequently recognized into income when, or as, the performance obligation is satisfied. Judgment is used when assessing the pattern of delivery of the product or service to determine if revenue should be recognized at a point in time or over time. For certain service contracts recognized over time, judgment is required to determine if revenue from variable consideration such as incentives, claims and variations from contract modifications has met the required probability threshold to be recognized.
Management also uses judgment to determine whether contracts for the sale of products and services have distinct performance obligations that should be accounted for separately or as a single performance obligation. Goods and services are considered distinct if: (1) a customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (2) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.
Additional details about revenue recognition policies across our operating segments are included in Note 2(n) of the consolidated financial statements.
e.    Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; the determination of discount and capitalization rates; and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
f.    Income Taxes
The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences that would follow the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use.
g.    Other
Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; and the determination of functional currency.
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3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into six business groups in addition to our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. Our operating segments are as follows:
The Corporation:
i.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
Asset Management:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business. These investments include flagship real estate private funds that are managed by BAM with long-term track records of earning strong returns, as well as capital invested in other real estate, private equity, opportunistic and other credit funds managed by BAM, and other investments.
Wealth Solutions:
i.The Wealth Solutions business includes our equity accounted interest in Brookfield Wealth Solutions Ltd. (“BWS”), an investment-led insurance organization focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions.
Operating Businesses:
i.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets, distributed energy and sustainable solutions.
ii.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
iii.The Private Equity business includes a broad range of industries, and is mostly focused on ownership and operations in the business services and industrials sectors.
iv.The Real Estate business includes the ownership, operation and development of super core, core plus, value add, opportunistic, and North American Residential assets.
b)    Segment Financial Measures
For our Asset Management and Wealth Solutions segments, we measure operating performance using distributable earnings (“DE”). Net operating income (“NOI”) is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”) is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity.
These metrics are used by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis.
Our segment financial measures are defined as follows:
i.    Distributable Earnings
DE from our Asset Management segment is defined as the earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested in the business. It is calculated as the sum of distributable earnings from our Asset Management business and realized carried interest, net of equity-based compensation costs. DE from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates, private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. Our Asset Management segment distributes substantially all of its distributable earnings as a dividend to its shareholders;
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therefore, DE represents our profitability from our Asset Management segment. We do not use DE as a measure of cash generated from our operations.
Distributable earnings from our Wealth Solutions business is calculated as our share of equity accounted net income from our Wealth Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DE from investments in associates.
ii.    Net Operating Income
NOI from our Real Estate segment is defined as: i) property-specific revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization; and ii) revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization. NOI represents an income-generating property’s profitability before adding costs from financing or taxes, and is a strong indication of our Real Estate business’ ability to impact the operating performance of its properties through proactive management and leasing. Depreciation and capital expenditures are excluded from NOI as we believe that the value of most of our properties typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. We do not use NOI as a measure of cash generated from our operations.
iii.    Funds from Operations
We define FFO from our Corporate Activities segment and our Operating Businesses, excluding the Real Estate business, as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS Accounting Standards.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), as opposed to IFRS Accounting Standards. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we reconcile the financial measure for each operating segment to net income in Note 3(c)(ii) and (iii) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
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Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues earned from consolidated entities as revenues within the company’s Asset Management segment with the corresponding expenses within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Revenues paid for management of affiliated assets are based on market terms.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE YEAR ENDED DEC. 31, 2025 (MILLIONS)	Asset Management[3]	Wealth Solutions[2,6]	Renewable Power and Transition[4]	Infrastructure[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total Segments	Note
External revenues	$8,925	n/a	$7,636	$24,223	$28,716	$5,330	$270	$75,100
Revenues earned for management of affiliated assets and other[1]	5,474	n/a	6	3	91	81	191	5,846	i
Segmented revenues	14,399	n/a	7,642	24,226	28,807	5,411	461	80,946
DE1	3,337	1,671	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO	n/a	n/a	584	757	455	n/a	(535)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	3,144	n/a	n/a	ii
Common Equity	15,511	12,742	4,860	2,311	1,890	25,141	(18,659)	43,796
1.We equity account for our investment in Oaktree and include our share of the DE at our ownership of 74%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the year ended December 31, 2025, $2.1 billion of revenue from our partner managers was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated external revenues or revenues paid for management of affiliated assets.
3.Included in the determination of DE for our Asset Management segment are direct costs of $8.0 billion, other income and gains of $nil, and interest expense of $4.4 billion. For the year ended December 31, 2025, $1.4 billion of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.Included in the determination of FFO are direct costs of $2.9 billion, $12.1 billion, $20.2 billion, and $148 million, other income and gains of $5 million expense, $2.1 billion income, $325 million income, and $nil, and interest expense of $2.1 billion, $3.8 billion, $3.4 billion, and $742 million of our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, respectively.
5.Included in the determination of NOI of our Real Estate segment are direct costs of $4.0 billion.
6.In the second quarter of 2025, we transferred a 4% direct interest in BAM, with a fair value of $3.5 billion, to our wealth solutions business in exchange for non-cash consideration, including additional BWS Class C shares of $2.2 billion and a note. On a combined basis with BWS, we hold a 73% ownership interest in BAM.

AS AT AND FOR THE YEAR ENDED DEC. 31, 2024 (MILLIONS)	Asset Management[3]	Wealth Solutions[2]	Renewable Power and Transition[4]	Infrastructure[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total Segments	Note
External revenues	$10,043	n/a	$6,485	$21,525	$41,321	$6,156	$476	$86,006
Revenues earned for management of affiliated assets and other[1]	4,577	n/a	4	5	80	62	(176)	4,552	i
Segmented revenues	14,620	n/a	6,489	21,530	41,401	6,218	300	90,558
DE1	3,094	1,350	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO	n/a	n/a	470	567	951	n/a	271	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	3,397	n/a	n/a	ii
Common Equity	17,338	10,872	4,485	2,202	1,879	23,085	(17,987)	41,874
1.We equity account for our investment in Oaktree and include our share of the DE at our ownership of 73%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the year ended December 31, 2024, $1.9 billion of revenue from our partner managers was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated external revenues or revenues paid for management of affiliated assets.
3.Included in the determination of DE for our Asset Management segment are direct costs of $7.9 billion, other income and gains of $nil, and interest expense of $5.0 billion. For the year ended December 31, 2024, $1.2 billion of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.Included in the determination of FFO are direct costs of $2.4 billion, $12.1 billion, $32.6 billion, and $165 million, other income and gains of $38 million expense, $450 million income, $835 million income, and $nil, and interest expense of $1.7 billion, $3.4 billion, $3.3 billion, and $727 million of our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, respectively.
5.Included in the determination of NOI of our Real Estate segment are direct costs of $4.5 billion.

172    BROOKFIELD CORPORATION

i.Revenues paid for Management of Affiliated Assets and Other
For the year ended December 31, 2025, the adjustment to external revenues when determining segmented revenues primarily consists of asset management revenues earned from consolidated entities and asset management revenues earned by our partner managers totaling $5.5 billion (2024 – $4.6 billion), revenues earned on construction projects between consolidated entities totaling $141 million (2024 – $109 million), and other adjustments totaling a net income of $231 million (2024 – net loss of $134 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.Reconciliation of Net Income to Segment Measures of Profit or Loss
The following table reconciles net income to the total of the segments’ measures of profit or loss.

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2025	2024
Net income		$3,235	$1,853
Add/(Deduct):
Equity accounted fair value changes and other non-FFO items		3,503	2,679
Fair value changes		1,522	2,520
Depreciation and amortization		10,379	9,737
Deferred income taxes		(771)	(341)
Realized disposition gains in fair value changes or equity	iii	120	1,223
Non-controlling interests on above items		(12,963)	(11,567)
Real Estate segment disposition gains		676	98
Real Estate segment adjustments and other, net[1]		3,712	3,898
Total segments’ measures of profit or loss[2]		$9,413	$10,100
1.Primarily comprised of Real Estate segment interest expense and corporate costs, net of investment income and other, net of non-controlling interests, as well as development costs on early stage projects in our Renewable Power and Transition segment.
2.Comprised of DE from our Asset Management and Wealth Solutions segments, FFO from our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, and NOI from our Real Estate segment.

iii.Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of an entity which was consolidated before and after the respective transaction.

2025 ANNUAL REPORT    173

d)    Geographic Allocation
The company’s revenues by location are as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
U.S.	$27,356	$26,134
Canada	7,808	8,865
U.K.	6,984	15,676
Brazil	5,483	5,233
Australia	5,314	6,683
India	4,245	3,926
Colombia	2,679	2,752
Germany	2,322	2,311
Other Europe	7,022	8,809
Other Asia	2,744	3,112
Other	3,143	2,505
	$75,100	$86,006
The company’s consolidated assets by location are as follows:

AS AT DEC. 31 (MILLIONS)	2025	2024
U.S.	$236,037	$210,633
Canada	54,503	48,663
U.K.	37,734	34,657
Brazil	26,082	23,113
Australia	22,722	29,281
India	19,454	27,458
Colombia	18,964	15,643
Germany	11,875	10,967
Other Europe	43,048	47,018
Other Asia	21,821	20,339
Other	26,731	22,652
	$518,971	$490,424
174    BROOKFIELD CORPORATION

4.    SUBSIDIARIES
The following table presents the details of the company’s subsidiaries with significant non-controlling interests:

	Jurisdiction of Formation	Ownership Interest Held by Non-Controlling Interests[1,2]
AS AT DEC. 31		2025	2024
Brookfield Asset Management Ltd. (“BAM”)[3,4]	British Columbia	31.1%	26.8%
Brookfield Renewable Partners L.P. (“BEP”)[5]	Bermuda	54.8%	54.4%
Brookfield Infrastructure Partners L.P. (“BIP”)[6]	Bermuda	73.8%	73.9%
Brookfield Business Partners L.P. (“BBU”)[7]	Bermuda	57.3%	59.0%
1.Control and associated voting rights of the limited partnerships (BEP, BIP and BBU) reside with their respective general partners which are subsidiaries of the company. The company’s general partner interest is entitled to earn base management fees and incentive payments in the form of incentive distribution rights or performance fees.
2.The company’s ownership interest in BEP, BIP and BBU includes a combination of redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units, general partnership units and units or shares that are exchangeable for units in our listed partnerships, in each subsidiary, where applicable. Each of BEP, BIP and BBU’s partnership capital includes its Class A limited partnership units whereas REUs and general partnership units are considered non-controlling interests for the respective partnerships. REUs share the same economic attributes in all respects except for the redemption right attached thereto. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units  of the subsidiary.
3.On February 4, 2025, the Corporation exchanged its BAM ULC common shares for newly-issued BAM Class A shares, on a one-for-one basis. Following the transaction, the Corporation owns 73% of BAM, which is presented on a consolidated basis and in turn owns 100% of BAM ULC. In the second quarter of 2025, we transferred a 4% direct interest in BAM to our wealth solutions business. As at December 31, 2025, we have a combined 73% ownership interest in BAM, which is held 69% directly and 4% through BWS.
4.Ownership interest held by non-controlling interests represents the units not held in BAM.
5.Ownership interest held by non-controlling interests represents the combined units not held in BEP and Brookfield Renewable Corporation (“BEPC”).
6.Ownership interest held by non-controlling interests represents the combined units not held in BIP and Brookfield Infrastructure Corporation (“BIPC”).
7.Ownership interest held by non-controlling interests represents the combined units not held in BBU and Brookfield Business Corporation (“BBUC”).

The table below presents the exchanges on which the company’s subsidiaries with significant non-controlling interests were publicly listed as of December 31, 2025:

	NYSE	TSX
BAM	BAM	BAM
BEP	BEP	BEP.UN
BIP	BIP	BIP.UN
BBU	BBU	BBU.UN
The following table outlines the composition of non-controlling interests presented within the company’s consolidated balance sheet:

AS AT DEC. 31 (MILLIONS)	2025	2024
BAM	$2,355	$2,269
BEP	31,010	32,635
BIP	33,229	27,651
BBU	13,421	15,429
BPG[1]	26,288	25,725
Individually immaterial subsidiaries with non-controlling interests	12,005	15,697
	$118,308	$119,406
1.This balance represents non-controlling interests within the consolidated funds of Brookfield Properties Group (“BPG”).

2025 ANNUAL REPORT    175

All publicly listed subsidiaries are subject to independent governance. Accordingly, the company has no direct access to the assets of these subsidiaries. Summarized financial information with respect to the company’s subsidiaries with significant non-controlling interests is set out below. The summarized financial information represents amounts before intra-group eliminations:

	BAM		BEP		BIP		BBU		BPG
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Current assets	$4,360	$2,520	$12,298	$8,835	$11,978	$9,607	$15,043	$15,339	$14,373	$14,675
Non-current assets	9,989	9,402	86,403	85,974	116,172	94,983	60,718	60,135	127,091	139,569
Current liabilities	(2,414)	(1,935)	(21,698)	(14,565)	(15,260)	(10,903)	(8,982)	(12,166)	(22,396)	(30,034)
Non-current liabilities	(4,002)	(1,576)	(42,029)	(43,788)	(77,350)	(63,834)	(51,468)	(46,000)	(61,055)	(67,992)
Non-controlling interests	(2,355)	(2,269)	(31,010)	(32,635)	(33,229)	(27,651)	(13,421)	(15,429)	(26,288)	(25,725)
Equity attributable to Brookfield	$5,578	$6,142	$3,964	$3,821	$2,311	$2,202	$1,890	$1,879	$31,725	$30,493

Revenues	$4,497	$3,798	$6,407	$5,876	$23,100	$21,039	$27,457	$40,620	$12,026	$14,600
Net income (loss) attributable to:
Non-controlling interests	$677	$486	$807	$261	$2,340	$1,676	$443	$808	$(49)	$(860)
Shareholders	1,605	1,343	(95)	(270)	192	7	(56)	87	(629)	(1,053)
	$2,282	$1,829	$712	$(9)	$2,532	$1,683	$387	$895	$(678)	$(1,913)
Other comprehensive income (loss) attributable to:
Non-controlling interests	$10	$(2)	$2,631	$2,967	$2,146	$216	$641	$(779)	$103	$(166)
Shareholders	26	(4)	508	390	252	45	192	(153)	555	(439)
	$36	$(6)	$3,139	$3,357	$2,398	$261	$833	$(932)	$658	$(605)
The summarized cash flows of the company’s subsidiaries with significant non-controlling interests are as follows:

	BAM[1]		BEP		BIP		BBU		BPG
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash flows from (used in):
Operating activities	$2,101	$1,612	$1,147	$1,274	$5,971	$4,653	$3,230	$3,280	$1,552	$826
Financing activities	(339)	(1,744)	6,418	7,649	7,818	2,612	72	(504)	(4,837)	5,456
Investing activities	(590)	(2,119)	(8,647)	(6,800)	(12,661)	(6,901)	(3,183)	(2,327)	4,446	(6,260)
Distributions paid to non-controlling interests in common equity	$795	$653	$546	$447	$1,006	$949	$31	$22	$—	$—
1. 2024 includes a $251 million reclassification between operating and financing activities related to changes in investments of consolidated funds.
176    BROOKFIELD CORPORATION

5.    ACQUISITIONS OF CONSOLIDATED ENTITIES
a)    Acquisitions Completed During 2025
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the year ended December 31, 2025. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis:

AS AT DEC. 31, 2025 (MILLIONS)	Infrastructure	Private Equity	Renewable Power and Transition		Real Estate and other	Total
Cash and cash equivalents	$515	$78	$84		$31	$708
Accounts receivable and other	697	246	648		10	1,601
Other financial assets	50	—	112		2	164
Inventory	118	214	—		1	333
Equity accounted investments	—	—	919		—	919
Investment properties	—	—	—		361	361
Property, plant and equipment	11,855	210	527		970	13,562
Intangible assets	2,942	1,639	—		82	4,663
Goodwill	4,777	1,161	71		223	6,232
Deferred income tax assets	—	5	—		9	14
Total assets	20,954	3,553	2,361	—	1,689	28,557
Less:
Accounts payable and other	(1,266)	(277)	(276)		(99)	(1,918)
Non-recourse borrowings	(6,293)	—	(676)		(502)	(7,471)
Deferred income tax liabilities	(2,356)	(95)	—		(123)	(2,574)
Non-controlling interests[1]	(209)	—	—		(4)	(213)
	(10,124)	(372)	(952)		(728)	(12,176)
Net assets acquired[2]	$10,830	$3,181	$1,409		$961	$16,381
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Net assets acquired are typically equal to total consideration. Total purchase consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
The Corporation recorded $2.4 billion of revenue and $14 million of net loss in 2025 from business combinations made during the year. If the acquisitions had occurred at the beginning of the year, they would have contributed $4.5 billion and $102 million to total revenues and net income, respectively.
2025 ANNUAL REPORT    177

The following table summarizes the balance sheet impact as a result of material business combinations that occurred in 2025. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis.

	Infrastructure			Private Equity		Renewable Power and Transition
AS AT DEC. 31, 2025 (MILLIONS)	Colonial	Hotwire	Mantiqueira	Chemelex	Antylia	Geronimo
Cash and cash equivalents	$110	$320	$67	$35	$34	$84
Accounts receivable and other	429	214	24	157	64	648
Other financial assets	—	—	16	—	—	112
Inventory	17	90	—	109	97	—
Equity Accounted Investments	—	—	—	—	—	919
Property, plant and equipment	8,898	2,730	—	115	88	527
Intangible assets	—	1,542	1,330	804	786	—
Goodwill	1,979	2,633	54	680	373	71
Deferred income tax assets	—	—	—	2	2	—
Total assets	11,433	7,529	1,491	1,902	1,444	2,361
Less:
Accounts payable and other	(543)	(467)	(144)	(167)	(77)	(276)
Non-recourse borrowings	(2,686)	(2,967)	(563)	—	—	(676)
Deferred income tax liabilities	(1,979)	(148)	(201)	(81)	(5)	—
Non-controlling interests[1]	—	(175)	—	—	—	—
	(5,208)	(3,757)	(908)	(248)	(82)	(952)
Net assets acquired[2]	$6,225	$3,772	$583	$1,654	$1,362	$1,409
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Net assets acquired are typically equal to total consideration. Total purchase consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Infrastructure
On April 29, 2025, a subsidiary of the company, alongside institutional partners, exercised its option to acquire the remaining interest in Mantiqueira Transmissora de Energia S.A. (“Mantiqueira”), a Brazilian electricity transmission operation. Following the transaction, the Corporation holds a 100% effective interest in Mantiqueira. The Corporation has control of Mantiqueira through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $583 million. Goodwill of $54 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $237 million and net income of $81 million would have been recorded if the transaction had occurred at the beginning of the year for the year ended December 31, 2025.
On July 31, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 100% economic interest in Colonial Enterprises Inc. (“Colonial”), the largest refined products pipeline system in the U.S. The Corporation has control of Colonial through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $6.2 billion. Goodwill of $2.0 billion was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $2.3 billion and net income of $441 million would have been recorded if the transaction had occurred at the beginning of the year for the year ended December 31, 2025.
On September 3, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of an approximately 100% economic interest in Hotwire Communications (“Hotwire”), a leading provider of bulk fiber-to-the home services in key growing markets in the U.S. The Corporation has control of Hotwire through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $3.8 billion. Goodwill of $2.6 billion was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
178    BROOKFIELD CORPORATION

Total revenues of $489 million and net loss of $175 million would have been recorded if the transaction had occurred at the beginning of the year for the year ended December 31, 2025.
Private Equity
On January 30, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 100% economic interest in Chemelex, a manufacturer of electric heat tracing systems in the U.S. The Corporation has control of Chemelex through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $1.7 billion . Goodwill of $680 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $664 million and net loss of $73 million would have been recorded if the transaction had occurred at the beginning of the year for the year ended December 31, 2025.
On May 27, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 26% economic interest in Antylia Scientific (“Antylia”), a leading specialty consumables and equipment manufacturer. The Corporation has control of Antylia through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $1.4 billion. Goodwill of $373 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $397 million and net loss of $122 million would have been recorded if the transaction had occurred at the beginning of the year for the year ended December 31, 2025.
Renewable Power and Transition
On May 29, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 100% economic interest in a fully integrated developer and operator of renewable power assets in the U.S. Total consideration paid for the business was $1.4 billion. Goodwill of $71 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $12 million and net loss of $32 million would have been recorded if the transaction had occurred at the beginning of the year for the year ended December 31, 2025.
In December 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 53% economic interest in Neoen S.A. (“Neoen”), a leading global renewables developer in France. In the first quarter of 2025, the subsidiary, alongside institutional partners, closed a mandatory cash tender offer to acquire additional interests in Neoen for total consideration of $3.3 billion, and held an approximate 100% effective interest as at December 31, 2025. The acquisition of additional interests have been reflected within investing activities in the consolidated statements of cash flows.
For additional details on the December 2024 acquisition of an interest in Neoen, refer to the discussion of business combinations that occurred during the year ended December 31, 2024 on the following page.

2025 ANNUAL REPORT    179

b)    Acquisitions Completed During 2024
The following table summarizes the balance sheet impact as a result of business combinations that occurred in 2024. No material changes were made to those allocations disclosed in the 2024 consolidated financial statements.

AS AT DEC. 31, 2024 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity and Other	Total
Cash and cash equivalents	$553	$393	$4	$950
Accounts receivable and other	443	283	50	776
Other financial assets	345	294	10	649
Assets classified as held for sale	861	270	—	1,131
Property, plant and equipment	7,439	4,141	77	11,657
Intangible assets	—	1,580	52	1,632
Goodwill	3,556	294	49	3,899
Deferred income tax assets	60	—	—	60
Total assets	13,257	7,255	242	20,754
Less:
Accounts payable and other	(1,137)	(2,677)	(41)	(3,855)
Liabilities associated with assets classified as held for sale	(340)	(70)	—	(410)
Non-recourse borrowings	(4,736)	(478)	(14)	(5,228)
Deferred income tax liabilities	(437)	(454)	(10)	(901)
Non-controlling interests[1]	(3,015)	—	(4)	(3,019)
	(9,665)	(3,679)	(69)	(13,413)
Net assets acquired[2]	$3,592	$3,576	$173	$7,341
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Net assets acquired are typically equal to total consideration. Total purchase consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
The Corporation recorded $337 million of revenue and $22 million of net income in 2024 from business combinations made during the year. If the acquisitions had occurred on January 1, 2024, they would have contributed $1.8 billion and $130 million to total revenues and net income, respectively, for the year ended December 31, 2024.
180    BROOKFIELD CORPORATION

The following table summarizes the balance sheet impact as a result of material business combinations that occurred in 2024. No material changes were made to those allocations disclosed in the 2024 consolidated financial statements.

	Renewable Power and Transition	Infrastructure
(MILLIONS)	Neoen	ATC India	Cyxtera
Cash and cash equivalents	$544	$368	$14
Accounts receivable and other	417	136	140
Other financial assets	345	279	—
Assets classified as held for sale	861	—	270
Property, plant and equipment	7,185	1,785	2,356
Intangible assets	—	582	379
Goodwill	3,531	294	—
Deferred income tax assets	60	—	—
Total assets	12,943	3,444	3,159
Less:
Accounts payable and other	(1,123)	(1,122)	(1,503)
Liabilities associated with assets classified as held for sale	(340)	—	(70)
Non-recourse borrowings	(4,611)	(119)	—
Deferred income tax liabilities	(423)	(162)	(229)
Non-controlling interests[1]	(3,005)	—	—
	(9,502)	(1,403)	(1,802)
Net assets acquired[2]	$3,441	$2,041	$1,357
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Net assets acquired are typically equal to total consideration. Total pruchase consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Renewable Power and Transition
In December 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 53% economic interest in Neoen, a leading global renewables developer in France. The Corporation has control of Neoen through voting rights and, as such, has presented the business on a consolidated basis. The total consideration paid for the business was $3.4 billion. Goodwill of $3.5 billion was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues and net income that would have been recorded if the transaction had occurred on January 1, 2024 are $579 million and $15 million, respectively, for the year ended December 31, 2024.
Infrastructure
On January 12, 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 29% economic interest in Cyxtera Technologies Inc. (“Cyxtera”), a data center portfolio in the U.S., through its U.S. retail colocation data center operation subsidiary. The Corporation has control of Cyxtera through voting rights and, as such, has presented the business on a consolidated basis. The total consideration paid for the business was $803 million, and a bargain purchase gain of $554 million was recorded in fair value changes. No goodwill was recognized.
On September 12, 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 16% economic interest in ATC Telecom Infrastructure Private Limited (“ATC India”), an Indian telecom tower operation. The Corporation has control of ATC India through voting rights and, as such, has presented the business on a consolidated basis. The total consideration paid for the business was $2.0 billion. Goodwill of $294 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Had the acquisitions of ATC India and Cyxtera been effective January 1, 2024, the Corporation’s revenue and net income would have increased by approximately $827 million and $96 million, respectively, for the year ended December 31, 2024.

2025 ANNUAL REPORT    181

6.    FAIR VALUE OF FINANCIAL INSTRUMENTS
a)    Financial Instruments Classification
The following tables list the company’s financial instruments by their respective classification as at December 31, 2025 and 2024:

AS AT DEC. 31, 2025 (MILLIONS)	Fair Value Through Profit or Loss	Fair Value Through OCI	Amortized Cost	Total
Financial assets[1]
Cash and cash equivalents	$—	$—	$16,242	$16,242
Other financial assets
Government bonds	—	1,402	949	2,351
Corporate bonds	860	1,608	743	3,211
Fixed income securities and other	6,931	1,690	310	8,931
Common shares and warrants	3,602	2,987	—	6,589
Loans and notes receivable	38	—	8,913	8,951
	11,431	7,687	10,915	30,033
Accounts receivable and other[2]	3,063	5	18,857	21,925
	$14,494	$7,692	$46,014	$68,200
Financial liabilities
Corporate borrowings	$—	$—	$14,301	$14,301
Non-recourse borrowings of managed entities
Property-specific borrowings	—	—	228,414	228,414
Subsidiary borrowings	—	—	16,897	16,897
	—	—	245,311	245,311
Accounts payable and other[2]	6,372	10	40,875	47,257
Subsidiary equity obligations	—	—	3,808	3,808
	$6,372	$10	$304,295	$310,677
1.Financial assets include $9.5 billion of assets pledged as collateral.
2.Includes derivative instruments which are designated for hedge accounting, totaling $1.4 billion included in accounts receivable and other and $3.1 billion included in accounts payable and other, for which changes in fair value are recorded in other comprehensive income.

182    BROOKFIELD CORPORATION

AS AT DEC. 31, 2024 (MILLIONS)	Fair Value Through Profit or Loss	Fair Value Through OCI	Amortized Cost	Total
Financial assets[1]
Cash and cash equivalents	$—	$—	$15,051	$15,051
Other financial assets
Government bonds	—	1,383	—	1,383
Corporate bonds	788	1,506	436	2,730
Fixed income securities and other	5,287	2,092	509	7,888
Common shares and warrants	3,913	1,831	—	5,744
Loans and notes receivable	41	—	8,101	8,142
	10,029	6,812	9,046	25,887
Accounts receivable and other[2]	4,740	—	16,020	20,760
	$14,769	$6,812	$40,117	$61,698
Financial liabilities
Corporate borrowings	$—	$—	$14,232	$14,232
Non-recourse borrowings of managed entities
Property-specific borrowings	—	—	204,558	204,558
Subsidiary borrowings	—	—	16,002	16,002
	—	—	220,560	220,560
Accounts payable and other[2]	5,560	—	40,140	45,700
Subsidiary equity obligations	129	—	4,630	4,759
	$5,689	$—	$279,562	$285,251
1.Financial assets include $8.5 billion of assets pledged as collateral.
2.Includes derivative instruments which are designated for hedge accounting, totaling $3.2 billion included in accounts receivable and other and $2.4 billion included in accounts payable and other, for which changes in fair value are recorded in other comprehensive income.
Gains or losses arising from changes in fair value through profit or loss (“FVTPL”) financial assets are presented in the Consolidated Statements of Operations in the period in which they arise. Dividends from FVTPL and fair value through other comprehensive income (“FVTOCI”) financial assets are recognized in the Consolidated Statements of Operations when the company’s right to receive payment is established. Interest on FVTOCI financial assets is calculated using the effective interest method and reported in the Consolidated Statements of Operations.
FVTOCI debt and equity securities are recorded on the balance sheet at fair value with changes in FVTOCI. As at December 31, 2025, the unrealized gains and losses relating to the fair value of FVTOCI securities amounted to $253 million (2024 – $418 million) and $271 million (2024 – $66 million), respectively.
During the year ended December 31, 2025, net deferred income of $29 million (2024 – $20 million) previously recognized in accumulated other comprehensive income was reclassified to net income as a result of the disposition or impairment of certain of our FVTOCI financial assets that are not equity instruments.
Included in cash and cash equivalents is cash of $10.9 billion (2024 – $10.5 billion) and short-term deposits of $5.4 billion (2024 – $4.6 billion) as at December 31, 2025.

2025 ANNUAL REPORT    183

b)    Carrying and Fair Value
The following table lists the company’s financial instruments by their carrying values and fair values as at December 31, 2025 and 2024:

	2025		2024
AS AT DEC. 31 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$16,242	$16,242	$15,051	$15,051
Other financial assets
Government bonds	2,351	2,351	1,383	1,383
Corporate bonds	3,211	3,211	2,730	2,730
Fixed income securities and other	8,931	8,931	7,888	7,888
Common shares and warrants	6,589	6,589	5,744	5,744
Loans and notes receivable	8,951	8,951	8,142	8,142
	30,033	30,033	25,887	25,887
Accounts receivable and other	21,925	21,925	20,760	20,760
	$68,200	$68,200	$61,698	$61,698
Financial liabilities
Corporate borrowings	$14,301	$13,768	$14,232	$13,471
Non-recourse borrowings of managed entities
Property-specific borrowings	228,414	227,703	204,558	204,502
Subsidiary borrowings	16,897	17,044	16,002	16,076
	245,311	244,747	220,560	220,578
Accounts payable and other	47,257	47,257	45,700	45,700
Subsidiary equity obligations	3,808	3,808	4,759	4,759
	$310,677	$309,580	$285,251	$284,508
The current and non-current balances of other financial assets are as follows:

AS AT DEC. 31 (MILLIONS)	2025	2024
Current	$7,362	$5,132
Non-current	22,671	20,755
Total	$30,033	$25,887
184    BROOKFIELD CORPORATION

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2025			2024
AS AT DEC. 31 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$42	$1,360	$—	$21	$1,362	$—
Corporate bonds	—	1,658	810	—	1,554	740
Fixed income securities and other	304	943	7,412	475	909	6,036
Common shares and warrants	387	1,543	4,659	661	1,319	3,764
	733	5,504	12,881	1,157	5,144	10,540
Accounts receivable and other[1]	—	1,861	1,207	—	4,387	353
	$733	$7,365	$14,088	$1,157	$9,531	$10,893
Financial liabilities
Accounts payable and other[1]	$156	$3,877	$2,349	$—	$2,037	$3,523
Subsidiary equity obligations	—	—	—	—	—	129
	$156	$3,877	$2,349	$—	$2,037	$3,652
1.Financial assets and liabilities categorized in level 3 primarily relate to derivative assets and liabilities.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Dec. 31, 2025	Valuation Techniques and Key Inputs
Other financial assets	$5,504	Valuation models based on observable market data such as benchmark curves, benchmarking of like securities and quotes from market participants
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	1,861 / (3,877)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discount rates

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads and discount rates

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.
2025 ANNUAL REPORT    185

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Dec. 31, 2025	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Corporate bonds	$810	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Fixed income securities and other	7,412	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	4,659	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	1,207 / (2,349)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the years ended December 31, 2025 and 2024:

	2025		2024
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of year	$10,893	$3,652	$8,801	$3,518
Fair value changes in net income	1,232	(387)	603	(432)
Fair value changes in other comprehensive income[1]	486	(231)	102	105
Transfers in	32	—	176	—
Transfers out[2]	—	(3)	(622)	(42)
Additions, net of disposals	1,445	(682)	1,833	503
Balance, end of year	$14,088	$2,349	$10,893	$3,652
1.Includes foreign currency translation.
2.Transfers out of $622 million in the prior year were primarily a result of prior year loans secured by a multifamily asset portfolio in the U.S. that was subsequently acquired out of foreclosure and is now reported as investment properties.

186    BROOKFIELD CORPORATION

The following table categorizes financial liabilities measured at amortized cost, but for which fair values are disclosed based upon the fair value hierarchy levels:

	2025			2024
AS AT DEC. 31 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Corporate borrowings	$13,704	$64	$—	$13,408	$63	$—
Property-specific borrowings	9,151	151,754	66,798	8,986	123,385	72,131
Subsidiary borrowings	10,968	1,519	4,557	7,715	671	7,690
Fair values of Level 2 and Level 3 liabilities measured at amortized cost but for which fair values are disclosed are determined using valuation techniques such as adjusted public pricing and discounted cash flows.
d)    Hedging Activities
The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. Derivative financial instruments are recorded at fair value. For certain derivatives, the company determines whether hedge accounting can be applied. Hedge accounting can be applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies under this criteria. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and liabilities, respectively.
i.    Cash Flow Hedges
The company uses the following cash flow hedges: foreign exchange contracts to hedge currency volatility, energy derivative contracts to hedge the sale of power; interest rate swaps to hedge the variability in future cash flows related to a variable rate asset or liability; and equity derivatives to hedge long-term compensation arrangements. For the year ended December 31, 2025, pre-tax net unrealized losses of $1.1 billion (2024 – $17 million of losses) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2025, there was an unrealized derivative liability balance of $433 million (2024 – $78 million asset) relating to derivative contracts designated as cash flow hedges.
ii.    Net Investment Hedges
The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2025, unrealized pre-tax net loss of $2.9 billion (2024 – $2.8 billion of gain) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2025, there was an unrealized derivative liability balance of $1.2 billion (2024 – $758 million asset) relating to derivative contracts designated as net investment hedges.
2025 ANNUAL REPORT    187

e)    Netting of Financial Instruments
Financial assets and liabilities are offset with the net amount reported in the Consolidated Balance Sheets, where the company currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
The company enters into derivative transactions under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day are aggregated into a single net amount that is payable by one party to the other. The agreements provide the company with the legal and enforceable right to offset these amounts and accordingly the following balances are presented net in the consolidated financial statements:

	Accounts Receivable and Other		Accounts Payable and Other
AS AT DEC. 31 (MILLIONS)	2025	2024	2025	2024
Gross amounts of financial instruments before netting	$3,186	$4,882	$4,419	$3,371
Gross amounts of financial instruments set-off in the Consolidated Balance Sheets	(118)	(142)	(53)	(135)
Net amounts of financial instruments in the Consolidated Balance Sheets	$3,068	$4,740	$4,366	$3,236

7.     ACCOUNTS RECEIVABLE AND OTHER

AS AT DEC. 31 (MILLIONS)	Note	2025	2024
Accounts receivable	(a)	$16,776	$14,493
Prepaid expenses and other assets		14,047	13,649
Restricted cash	(b)	2,686	2,076
Total		$33,509	$30,218
The current and non-current balances of accounts receivable and other are as follows:

AS AT DEC. 31 (MILLIONS)	2025	2024
Current	$22,772	$20,283
Non-current	10,737	9,935
Total	$33,509	$30,218
a)    Accounts Receivable
Accounts receivable includes contract assets of $786 million (2024 – $709 million). Contract assets primarily relate to work-in-progress on our long-term construction services contracts for which customers have not yet been billed.
b)    Restricted Cash
Restricted cash primarily relates to the financing arrangements including defeasement of debt obligations and debt service accounts across our segments.

188    BROOKFIELD CORPORATION

8.     INVENTORY
The following table presents the components of inventory:

AS AT DEC. 31 (MILLIONS)	2025	2024
Industrial products	$2,348	$2,174
Completed and under development residential properties	2,758	2,918
Land held for development	997	1,073
Other[1]	2,746	2,293
Total	$8,849	$8,458
1.As at December 31, 2025, the significant components of other inventory are office, industrial, retail and commercial developments of $1.2 billion (2024 – $1.1 billion), and logistics buildings of $318 million (2024 – $152 million).
The current and non-current balances of inventory are as follows:

AS AT DEC. 31 (MILLIONS)	2025	2024
Current	$5,923	$5,418
Non-current	2,926	3,040
Total	$8,849	$8,458
During the year ended December 31, 2025, the company expensed $15.4 billion of inventory in cost of goods sold (2024 – $28.1 billion) and $233 million for impaired inventory (2024 – $186 million). The carrying amount of inventory pledged as collateral as at December 31, 2025 was $4.5 billion (2024 – $4.2 billion) and primarily related to property debt.
2025 ANNUAL REPORT    189

9.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale as at December 31, 2025 and 2024:

AS AT DEC. 31 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate (Super Core, Core Plus, Value Add, Opportunistic)[1]	Real Estate (LP Investments) and Other[1]	2025 Total	2024 Total
Assets
Cash and cash equivalents	$86	$12	$3	$6	$48	$155	$226
Accounts receivable and other	368	122	1	84	49	624	1,515
Equity accounted investments	—	—	—	—	138	138	1,482
Investment properties	—	—	—	1,266	2,337	3,603	3,475
Property, plant and equipment	5,713	468	162	—	27	6,370	3,425
Intangible assets	—	1,608	—	—	—	1,608	14
Goodwill	—	58	—	—	—	58	—
Other long-term assets	139	44	—	—	—	183	152
Deferred income tax assets	3	38	—	—	—	41	2
Assets classified as held for sale	$6,309	$2,350	$166	$1,356	$2,599	$12,780	$10,291
Liabilities
Accounts payable and other	$1,601	$294	$9	$193	$66	$2,163	$675
Non-recourse borrowings of managed entities	2,410	730	—	84	—	3,224	3,904
Deferred income tax liabilities	84	419	1	—	—	504	142
Liabilities associated with assets classified as held for sale	$4,095	$1,443	$10	$277	$66	$5,891	$4,721
1.Real estate Super Core, Core Plus, Value Add and Opportunistic investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
As at December 31, 2025, assets held for sale primarily relate to:
•A 633 MW under construction solar asset in India, a 200 MW portfolio of distributed generation assets in Spain, a 45 MW portfolio of operating hydroelectric assets, an 833 MW portfolio of operating solar assets, a 2.3 GW portfolio of operating wind and solar assets, all in the U.S. within our Renewable Power and Transition segment;
•Two office properties, two retail assets, three hotels and a manufactured housing portfolio in the U.S., one retail asset in Canada, and a land parcel in the Bahamas, within our LP investments included within our Asset Management segment;
•Three office properties and one retail asset in the U.S. within our Real Estate segment; and
•Our interest in a Brazilian electricity transmission operation and a subsidiary of our U.K. rail operation, both within our Infrastructure segment.
For the year ended December 31, 2025, we disposed of $35.1 billion and $18.9 billion of assets and liabilities, respectively, primarily related to certain senior living, student housing, triple net lease assets, and manufactured housing portfolios in the U.S., as well as the sale of partial interests in a 2.3 GW distributed generation development platform in the U.S., a European hyperscale data center platform and our U.K. ports operation.
190    BROOKFIELD CORPORATION

10.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the ownership interests and carrying values of the company’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest[1]		Carrying Value
AS AT DEC. 31 (MILLIONS)	2025	2024	2025	2024
Renewable Power and Transition
Associates
Wind	12 – 50%	13 – 50%	$3,392	$2,763
Sustainable solutions	4 – 67%	4 – 67%	2,520	2,529
Other	9 – 68%	12 – 67%	2,786	1,696
			8,698	6,988
Infrastructure
Associates
Utilities	50%	50%	683	658
Transport	26 – 58%	26 – 58%	3,327	1,907
Data	26 – 49%	26 – 49%	6,091	6,232
Other	9 – 29%	11 – 65%	317	166
Joint ventures
Utilities	50%	50%	91	235
Transport	21%	21 – 50%	2,355	2,700
Midstream	15%	25%	219	457
Data	33 – 50%	49 – 50%	10,703	5,378
			23,786	17,733
Private Equity
Associates
Industrial operations	23 – 54%	13 – 54%	937	1,032
Other	11 – 50%	11 – 50%	3,385	3,174
			4,322	4,206
Real Estate
Associates
Core Plus	30%	n/a	116	—
North American Residential	27%	27%	78	73
Joint ventures
Super Core	17 – 56%	17 – 56%	11,340	10,595
Core Plus	20 – 55%	20 – 55%	2,175	1,947
Value Add	5 – 51%	11 - 51%	5,151	5,195
North American Residential	5 - 60%	5 - 60%	506	402
Opportunistic	50%	50%	14	41
			19,380	18,253

Wealth Solutions[2]	83%	83%	10,259	8,699

Asset Management and Other
Associates
Oaktree	74%	72%	7,340	7,457
Real estate LP investments[3]	26 – 47%	27 – 50%	804	222
Joint ventures
Real estate LP investments[3]	18 – 93%	18 – 93%	3,571	3,715
Other equity accounted investments	25 – 85%	25 – 85%	1,721	1,037
			13,436	12,431

Total			$79,881	$68,310
1.Joint ventures or associates in which the ownership interest is greater than 50% represent investments for which control is either shared or does not exist resulting in the investment being equity accounted.
2.Wealth Solutions relates to our capital in our equity accounted investment in Brookfield Wealth Solutions Ltd.
3.Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
2025 ANNUAL REPORT    191

The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Wealth Solutions[2]	Asset Management and Other[3]	2025 Total	2024 Total
Balance, beginning of year	$6,988	$17,733	$4,206	$18,253	$8,699	$12,431	$68,310	$59,124
Additions, net of disposals[1]	1,194	5,810	598	541	813	1,571	10,527	9,170
Share of comprehensive income	710	308	48	875	833	643	3,417	4,127
Distributions received	(554)	(1,456)	(553)	(408)	—	(1,138)	(4,109)	(2,088)
Return of capital	—	—	—	(157)	—	(93)	(250)	(335)
Foreign currency translation and other	360	1,391	23	276	(86)	22	1,986	(1,688)
Balance, end of year	$8,698	$23,786	$4,322	$19,380	$10,259	$13,436	$79,881	$68,310
1.Includes assets sold and amounts reclassified to held for sale.
2.Wealth Solutions relates to our capital in our equity accounted investment in Brookfield Wealth Solutions Ltd.
3.Asset Management equity accounted investments primarily relate to Oaktree and real estate LP investments. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
Additions, net of disposals, of $10.5 billion during the year include the recognition of our equity accounted investment in Brookfield India Real Estate Trust (“India REIT”) following the deconsolidation of this investment upon the partial sale of our interest as well as the acquisition of Angel Oak Companies LLC, both within our Asset Management segment. Additions, net of disposals, also include incremental capital invested in BWS, the acquisition of a fully integrated developer and operator of renewable power assets in the U.S. in our Renewable Power and Transition segment, a Canadian residential and multi-family mortgage lender in our Private Equity segment and additions within our Infrastructure segment. Our equity accounted investments balance also increased due to our proportionate share of comprehensive income earned by our equity accounted investments.
In the prior year, additions, net of disposals, of $9.2 billion included the incremental capital invested in BWS via the conversion of preferred shares, contribution of BBU units, and contribution of BAM shares to support the acquisition of AEL, all in exchange for additional Class C shares of BWS. Additions, net of disposals, also included the acquisition of an offshore wind portfolio in the U.K. in our Renewable Power and Transition segment, our payment processing services operation in our Private Equity segment and additions within our Infrastructure segment. Our equity accounted investments balance also increased due to our proportionate share of comprehensive income earned by our equity accounted investments.
192    BROOKFIELD CORPORATION

The following table presents current and non-current assets, as well as current and non-current liabilities of the company’s investments in associates and joint ventures:

	2025				2024
AS AT DEC. 31 (MILLIONS)	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities
Renewable Power and Transition
Associates
Wind	$2,590	$23,288	$2,199	$3,687	$890	$19,395	$677	$1,420
Sustainable solutions	3,080	14,220	2,730	6,325	2,978	13,930	2,515	6,128
Other	1,950	13,716	2,215	7,234	1,987	9,638	2,908	4,882

Infrastructure
Associates
Utilities	192	3,139	63	2,099	160	1,882	67	1,228
Transport	5,608	12,529	1,049	9,838	1,293	10,782	1,208	6,072
Data	6,485	44,270	6,226	25,551	1,927	42,012	2,142	22,600
Other	768	5,312	533	3,261	112	532	83	237
Joint ventures
Utilities	15	264	6	208	94	1,358	58	914
Transport	45	8,607	—	4,067	230	11,051	72	6,147
Midstream	57	213	19	24	195	6,257	259	4,080
Data	3,208	29,821	8,211	2,964	382	15,453	2,544	2,351

Private Equity
Associates
Industrial operations	1,490	4,255	950	2,025	1,257	1,649	564	1,041
Other	7,039	51,543	3,440	47,537	3,787	13,618	3,114	8,406

Real Estate
Associates
Core Plus	70	1,145	18	810	—	—	—	—
North American Residential	17	363	10	79	23	351	9	85
Joint ventures
Super Core	1,411	43,956	2,769	17,915	1,455	41,220	4,243	15,482
Core Plus	293	7,905	119	2,993	512	8,066	513	3,516
Value Add	647	19,017	4,197	4,643	650	19,986	3,985	5,738
North American Residential	364	3,133	457	1,091	602	1,612	275	475
Opportunistic	38	237	247	—	43	352	80	234

Wealth Solutions[1]	29,291	127,890	912	138,352	32,524	107,936	1,005	126,379

Asset Management and Other
Associates
Oaktree	3,318	25,755	2,198	15,177	2,261	19,142	1,775	10,372
Real estate LP Investments[2]	243	5,507	185	2,436	—	354	—	—
Joint ventures
Real estate LP Investments[2]	1,669	21,839	1,827	4,947	1,544	21,399	3,110	3,526
Other equity accounted investments	401	1,147	219	99	366	586	240	414
	$70,289	$469,071	$40,799	$303,362	$55,272	$368,561	$31,446	$231,727
1.Wealth Solutions relates to our capital in our equity accounted investment in Brookfield Wealth Solutions Ltd.
2.Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
Certain of the company’s investments in associates are subject to restrictions on the extent to which they can remit funds to the company in the form of cash dividends or repay loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.
2025 ANNUAL REPORT    193

The following table presents total revenues, net income and other comprehensive income (“OCI”) of the company’s investments in associates and joint ventures:

	2025			2024
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Revenue	Net Income	OCI	Revenue	Net Income	OCI
Renewable Power and Transition
Associates
Wind	$234	$(109)	$(146)	$353	$16	$(128)
Sustainable solutions	6,393	(82)	(17)	5,350	(365)	124
Other	1,772	(221)	(101)	2,465	198	880

Infrastructure
Associates
Utilities	245	(21)	63	193	(91)	(114)
Transport	3,029	1,214	486	3,119	342	(820)
Data	3,098	395	2,103	2,732	964	(764)
Other	389	48	41	228	(11)	(123)
Joint ventures
Utilities	157	582	35	272	87	(179)
Transport	10,401	3,210	(20)	9,353	2,481	(59)
Midstream	518	131	—	902	198	66
Data	503	(513)	288	475	(127)	(658)

Private Equity
Associates
Industrial operations	3,455	(34)	(7)	2,388	130	1
Other	8,559	372	95	6,888	(15)	(80)

Real Estate
Associates
Core Plus	50	(26)	85	—	—	—
North American Residential	43	40	—	41	42	—
Joint ventures
Super Core	2,408	1,300	(19)	2,228	1,173	(38)
Core Plus	445	185	3	403	141	(22)
Value Add	1,921	422	8	1,863	35	(3)
North American Residential	1,087	316	—	933	341	—
Opportunistic	78	(52)	—	159	(39)	—

Wealth Solutions[1]	12,216	642	192	14,366	898	750

Asset Management and Other
Associates
Oaktree	1,964	508	3	1,781	651	(1)
Real estate LP Investments[2]	224	473	(134)	17	(15)	(78)
Joint ventures
Real estate LP Investments[2]	1,511	454	25	1,503	724	82
Other equity accounted investments	646	289	(3)	496	77	(2)
	$61,346	$9,523	$2,980	$58,508	$7,835	$(1,166)
1.Wealth Solutions relates to our capital in our equity accounted investment in Brookfield Wealth Solutions Ltd.
2.Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
Certain of the company’s investments are publicly listed entities with active pricing in a liquid market.
194    BROOKFIELD CORPORATION

11.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Fair value, beginning of year	$103,665	$124,152
Additions	6,749	13,228
Acquisitions through business combinations	361	11
Dispositions and assets reclassified as held for sale	(23,204)	(6,538)
BSREP IV deconsolidation[1]	—	(24,862)
India REIT deconsolidation	(3,613)	—
Fair value changes	(684)	556
Foreign currency translation and other	2,339	(2,882)
Fair value, end of year[2]	$85,613	$103,665
1.Following the completion of the partial sale of BSREP IV to BWS in 2024, our investment in BSREP IV was deconsolidated and recognized within equity accounted investments. BN was issued additional Class C shares in BWS as consideration for the acquisition by BWS.
2.As at December 31, 2025, $78.6 billion (December 31, 2024 – $96.5 billion) of investment properties were leased to third parties and $4.4 billion were considered ROU investment properties (December 31, 2024 – $4.2 billion).
Investment properties include the company’s office, retail, multifamily and other properties. Additions and acquisitions of $7.1 billion (2024 – $13.2 billion) primarily relate to acquisitions of a portfolio of single-family rental homes in the U.S., a life sciences portfolio in Singapore, a portfolio of storage assets in Canada, two logistics portfolios in the U.S., and a logistics portfolio in Sweden., all within our LP investments included in our Asset Management segment, and enhancement of existing assets during the period.
Dispositions and assets reclassified as held for sale of $23.2 billion (2024 – $6.5 billion) included the sale of U.S. office and retail assets within our Real Estate segment, and certain senior living, student housing, triple net lease, manufactured housing, logistics, and office assets within our LP Investments included in our Asset Management segment, as well as the reclassification to held for sale of a manufactured housing portfolio also within our LP investments included in our Asset Management segment.
Investment properties generated $5.8 billion (2024 – $6.9 billion) in rental income and incurred $4.1 billion (2024 – $4.8 billion) in direct operating expenses. Most of our investment properties are pledged as collateral against the non-recourse borrowings at their respective properties.
The following table presents our investment properties measured at fair value:

AS AT DEC. 31 (MILLIONS)	2025	2024
Super Core	$19,428	$18,501
Core Plus	10,103	9,035
Value Add	5,494	6,384
Opportunistic	3,578	6,076
LP Investments	44,056	58,446
Other investment properties	2,954	5,223
	$85,613	$103,665

2025 ANNUAL REPORT    195

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows on lease renewals – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties with stabilized net operating income are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above, such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
The following table summarizes the key valuation metrics of the company’s investment properties:

	2025			2024
AS AT DEC. 31	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Super Core	6.2%	4.8%	10	6.3%	4.8%	11
Core Plus	6.9%	5.5%	10	6.9%	5.6%	10
Value Add	8.2%	6.6%	10	8.5%	6.8%	10
Opportunistic	8.8%	6.9%	10	8.9%	6.5%	10
LP Investments[1,2]	8.5%	5.4%	9	9.1%	6.2%	14
Other investment properties[3]	7.4%	n/a	n/a	7.9%	n/a	n/a
1.The rates presented are for investment properties valued using the discounted cash flow method. These rates exclude multifamily, manufactured housing and other investment properties that generally have a stabilized net operating income profile and are more appropriately valued using a direct capitalization approach.
2.The change in rates and investment horizon compared to the prior year reflect the impact of the disposition of our Australian senior living portfolio.
3.Other investment properties include data centers held in our Infrastructure segment and other direct investments within our Asset Management segment.
196    BROOKFIELD CORPORATION

12.    PROPERTY, PLANT AND EQUIPMENT
The company’s PP&E relates to the operating segments as shown below:

	Renewable Power and Transition (a)		Infrastructure (b)		Private Equity (c)		Real Estate (Super Core, Core Plus, Value Add, and Opportunistic)[2]		Real Estate (LP Investments) and Other[2] (d)		Total
AS AT DEC. 31 (MILLIONS)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cost	$47,296	$52,279	$73,163	$56,560	$17,727	$19,317	$469	$545	$13,150	$11,105	$151,805	$139,806
Accumulated fair value changes	40,324	36,324	7,228	5,419	(614)	(549)	14	9	1,790	1,676	48,742	42,879
Accumulated depreciation	(13,524)	(12,189)	(11,951)	(9,354)	(5,794)	(5,381)	(258)	(239)	(3,028)	(2,503)	(34,555)	(29,666)
Total[1]	$74,096	$76,414	$68,440	$52,625	$11,319	$13,387	$225	$315	$11,912	$10,278	$165,992	$153,019
1.As at December 31, 2025, the total includes $5.9 billion (2024 – $6.2 billion) of PP&E leased to third parties as operating leases. Our ROU PP&E assets include $866 million (2024 – $1.1 billion) in our Renewable Power and Transition segment, $4.4 billion (2024 – $5.2 billion) in our Infrastructure segment, $861 million (2024 – $924 million) in our Private Equity, $63 million (2024 – $80 million) in our super core, core plus, value add and opportunistic investments within our Real Estate segment, and $1.0 billion (2024 – $829 million) within our Asset Management segment, totaling $7.2 billion (2024 – $8.1 billion) of ROU assets.
2.Real estate Super Core, Core Plus, Value Add and Opportunistic investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
Renewable Power and Transition, Infrastructure, and Real Estate segments, as well as real estate LP Investments within our Asset Management segment primarily carry PP&E assets at fair value, classified as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs when determining fair value. The carrying amount that would have been recognized had our assets been accounted for under the cost model is $110.8 billion (2024 – $99.5 billion). The Private Equity segment carries PP&E assets at amortized cost. As at December 31, 2025, $88.3 billion (2024 – $92.3 billion) of PP&E, at cost, were pledged as collateral for the property debt at their respective properties.
2025 ANNUAL REPORT    197

a)    Renewable Power and Transition
Our Renewable Power and Transition PP&E consists of the following:

	Hydroelectric		Wind		Solar and Other		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024	2025	2024	2025	2024	2025	2024
Cost, beginning of year	$11,823	$13,656	$18,348	$16,787	$22,108	$15,841	$52,279	$46,284
Additions, net of disposals and assets reclassified as held for sale	(45)	(187)	(3,904)	(862)	(3,992)	2,472	(7,941)	1,423
Acquisitions through business combinations	—	—	—	3,263	527	4,176	527	7,439
Foreign currency translation and other	852	(1,646)	650	(840)	929	(381)	2,431	(2,867)
Cost, end of year	12,630	11,823	15,094	18,348	19,572	22,108	47,296	52,279

Accumulated fair value changes, beginning of year	28,561	26,653	4,977	3,614	2,786	1,722	36,324	31,989
Fair value changes	1,236	3,215	762	1,531	102	1,185	2,100	5,931
Dispositions and assets reclassified as held for sale	—	—	—	—	(53)	(60)	(53)	(60)
Foreign currency translation and other	1,861	(1,307)	84	(168)	8	(61)	1,953	(1,536)
Accumulated fair value changes, end of year	31,658	28,561	5,823	4,977	2,843	2,786	40,324	36,324

Accumulated depreciation, beginning of year	(6,137)	(6,332)	(3,414)	(3,560)	(2,638)	(2,030)	(12,189)	(11,922)
Depreciation expenses	(683)	(646)	(877)	(802)	(924)	(602)	(2,484)	(2,050)
Dispositions and assets reclassified as held for sale	86	143	517	566	958	221	1,561	930
Foreign currency translation and other	(154)	698	(93)	382	(165)	(227)	(412)	853
Accumulated depreciation, end of year	(6,888)	(6,137)	(3,867)	(3,414)	(2,769)	(2,638)	(13,524)	(12,189)
Balance, end of year	$37,400	$34,247	$17,050	$19,911	$19,646	$22,256	$74,096	$76,414
The following table presents our Renewable Power and Transition PP&E measured at fair value by geography:

AS AT DEC. 31 (MILLIONS)	2025	2024
North America	$37,237	$44,538
Colombia	15,219	12,431
Brazil	4,607	4,283
Europe	7,370	7,144
Australia	5,119	3,511
Asia and other	4,544	4,507
	$74,096	$76,414
Renewable Power and Transition assets are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2025. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of Renewable Power and Transition assets.
198    BROOKFIELD CORPORATION

The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	•Future cash flows – primarily impacted by future electricity price assumptions	•Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	•Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	•Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	•Terminal year	•Increases (decreases) in the terminal year decrease (increase) fair value	•Increases (decreases) in the terminal year tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
Key valuation metrics of the company’s hydroelectric, wind and solar generating facilities at the end of 2025 and 2024 are summarized below.

	Contracted Discount Rate		Uncontracted Discount Rate		Terminal Capitalization Rate[1]		Terminal Year
AS AT DEC. 31	2025	2024	2025	2024	2025	2024	2025	2024
North America	5.0 – 5.7%	5.1 – 5.8%	6.2 – 7.0%	6.3 – 7.2%	4.3 – 4.7%	4.3 – 5.1%	2048	2048
Colombia	8.4%	8.5%	9.6%	9.8%	7.1%	7.3%	2045	2044
Brazil	9.5%	9.6%	10.8%	10.9%	n/a	n/a	2052	2052
Europe[2]	5.0 – 7.2%	4.9 – 6.6%	5.0 – 7.2%	4.9 – 6.6%	n/a	n/a	2052	2047
Australia	7.3%	n/a	7.3%	n/a	n/a	n/a	2056	n/a
1.Terminal capitalization rate applies only to hydroelectric assets in North America and Colombia.
2.The change in uncontracted rates compared to the prior year reflect change in asset mix to include certain development and merchant assets in Europe.

Terminal values are included in the valuation of hydroelectric assets in the U.S., Canada, and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration or useful life of a concession asset as at December 31, 2025, including a one-time 30-year renewal for applicable hydroelectric assets, is 30 years (2024 – 30 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
Key assumptions on contracted generation and future power pricing are summarized below:

AS AT DEC. 31, 2025	Total Generation Contracted under Power Purchase Agreements		Power Prices from Long-Term Power Purchase Agreements (weighted average)		Estimates of Future Electricity Prices (weighted average)
	1 – 10 years	11 – 20 years	1 – 10 years	11 – 20 years	1 – 10 years	11 – 20 years
North America (prices in US$/MWh)	63%	32%	62	75	86	104
Colombia (prices in COP$/MWh)	43%	3%	308	394	555	763
Brazil (prices in R$/MWh)	78%	32%	334	403	371	467
Europe (prices in €/MWh)	64%	21%	66	83	56	68
Australia (prices in A$/MWh)	53%	6%	68	73	91	129
The company’s estimate of future renewable power pricing is based on management’s estimate of the cost of securing new energy from renewable sources to meet future demand between 2029 and 2035 (2024 – between 2028 and 2035), which will maintain system reliability and provide adequate levels of reserve generation.
2025 ANNUAL REPORT    199

b)    Infrastructure
Our Infrastructure PP&E consists of the following:

	Utilities		Transport		Midstream		Data		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cost, beginning of year	$8,580	$8,278	$19,403	$18,866	$14,758	$15,405	$13,819	$9,086	$56,560	$51,635
Additions, net of disposals and assets reclassified as held for sale	582	572	(101)	867	830	480	2,417	818	3,728	2,737
Acquisitions through business combinations	104	—	3	—	8,897	—	2,852	4,141	11,856	4,141
Foreign currency translation and other	427	(270)	363	(330)	696	(1,127)	(467)	(226)	1,019	(1,953)
Cost, end of year	9,693	8,580	19,668	19,403	25,181	14,758	18,621	13,819	73,163	56,560

Accumulated fair value changes, beginning of year	1,957	1,894	1,433	1,410	2,021	833	8	—	5,419	4,137
Disposition and assets reclassified as held for sale	—	—	(276)	—	—	—	—	(4)	(276)	(4)
Fair value changes	198	120	(2)	92	1,605	1,189	—	12	1,801	1,413
Foreign currency translation and other	183	(57)	71	(69)	26	(1)	4	—	284	(127)
Accumulated fair value changes, end of year	2,338	1,957	1,226	1,433	3,652	2,021	12	8	7,228	5,419

Accumulated depreciation, beginning of year	(2,070)	(1,836)	(3,377)	(2,605)	(1,946)	(1,538)	(1,961)	(1,247)	(9,354)	(7,226)
Depreciation expenses	(429)	(413)	(969)	(1,003)	(781)	(629)	(1,007)	(775)	(3,186)	(2,820)
Dispositions and assets reclassified as held for sale	92	109	668	103	30	101	62	28	852	341
Foreign currency translation and other	(85)	70	(155)	128	(106)	120	83	33	(263)	351
Accumulated depreciation, end of year	(2,492)	(2,070)	(3,833)	(3,377)	(2,803)	(1,946)	(2,823)	(1,961)	(11,951)	(9,354)
Balance, end of year	$9,539	$8,467	$17,061	$17,459	$26,030	$14,833	$15,810	$11,866	$68,440	$52,625
Infrastructure’s PP&E assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2025. The utilities assets consist of regulated transmission and regulated distribution networks, which are operated primarily under regulated rate base arrangements. In the transport operations, the PP&E assets consist of railroads, toll roads and ports. PP&E assets in the midstream operations are comprised of energy transmission, distribution and storage. Data PP&E include mainly telecommunications towers, fiber optic networks and data storage assets.
Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of infrastructure’s utilities, transport, midstream and data assets. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	•Future cash flows	•Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	•Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	•Terminal value multiple	•Increases (decreases) in terminal value multiple increases (decreases) fair value	•Increases (decreases) in terminal value multiple tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal value multiple
	•Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
200    BROOKFIELD CORPORATION

Key valuation metrics of the company’s utilities, transport, and midstream assets at the end of 2025 and 2024 are summarized below.

	Utilities		Transport		Midstream
AS AT DEC. 31	2025	2024	2025[1]	2024	2025[2]	2024
Discount rates	8% – 16%	8% – 15%	9%	10%	n/a	15%
Terminal value multiples	15x	16x	8x	9x – 20x	n/a	8x – 10x
Investment horizon	10 – 20 yrs	10 – 20 yrs	10 yrs	10 yrs	n/a	1 – 2 yrs
1.The change in terminal capitalization multiples from prior year primarily relates to the deconsolidation of our U.K. ports operation, which is no longer included in the metrics.
2.The current and prior year reflects our North American gas storage business. As a result of an IPO in October 2025, our investment in this business is now valued using its share price.

c)    Private Equity
Private Equity PP&E primarily includes assets owned by the company’s Private Equity segment. These assets are accounted for under the cost model, which requires the assets to be carried at cost less accumulated depreciation and any accumulated impairment losses. The following table presents the changes to the carrying value of the company’s PP&E assets included in these businesses:

	Cost		Accumulated Impairment		Accumulated Depreciation		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024	2025	2024	2025	2024	2025	2024
Balance, beginning of year	$19,317	$22,470	$(549)	$(701)	$(5,381)	$(5,934)	$13,387	$15,835
Additions/(dispositions)[1], net of assets reclassified as held for sale	(2,942)	(1,908)	(36)	307	1,366	1,960	(1,612)	359
Acquisitions through business combinations	209	32	—	—	—	—	209	32
Foreign currency translation and other	1,143	(1,277)	(13)	12	(307)	257	823	(1,008)
Depreciation expenses	—	—	—	—	(1,472)	(1,664)	(1,472)	(1,664)
Impairment charges	—	—	(16)	(167)	—	—	(16)	(167)
Balance, end of year	$17,727	$19,317	$(614)	$(549)	$(5,794)	$(5,381)	$11,319	$13,387
1.For accumulated impairment and accumulated depreciation, (additions)/dispositions.

d)    Real Estate LP Investments and Other
PP&E within the segment primarily consists of our hospitality portfolio within our real estate LP investments, accounted for under the revaluation model, with the most recent revaluation as at December 31, 2025. The company determined fair value for these assets by using the depreciated replacement cost method. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of the assets. The significant Level 3 inputs include estimates of assets’ replacement cost and remaining economic life. The following table presents the changes to the carrying value of the company’s PP&E assets included in these businesses:

	Cost		Accumulated Fair Value Changes		Accumulated Depreciation		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024	2025	2024	2025	2024	2025	2024
Balance, beginning of year	$11,105	$16,663	$1,676	$2,464	$(2,503)	$(2,587)	$10,278	$16,540
Changes in basis of accounting[1]	(38)	(4,668)	(10)	(476)	6	304	(42)	(4,840)
Additions/(dispositions)[2], net of assets reclassified as held for sale	478	(634)	(97)	(234)	134	359	515	(509)
Acquisitions through business combinations	968	45	—	—	—	—	968	45
Foreign currency translation and other	636	(301)	65	(36)	(136)	81	565	(256)
Fair value changes	1	—	176	20	—	—	177	20
Depreciation expenses	—	—	—	—	(529)	(660)	(529)	(660)
Impairment charges	—	—	(20)	(62)	—	—	(20)	(62)
Balance, end of year	$13,150	$11,105	$1,790	$1,676	$(3,028)	$(2,503)	$11,912	$10,278
1.Following the completion of the partial sale of BSREP IV to BWS in 2024, our investment in BSREP IV was deconsolidated and recognized within equity accounted investments. BN was issued additional Class C shares in BWS as consideration for the acquisition by BWS.
2.For accumulated depreciation, (additions)/dispositions.
2025 ANNUAL REPORT    201

13.    INTANGIBLE ASSETS
The following table presents a continuity of the company’s intangible assets:

	Cost		Accumulated Amortization and Impairment		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024	2025	2024	2025	2024
Balance, beginning of year	$45,251	$46,592	$(9,179)	$(7,598)	$36,072	$38,994
Additions	841	614	—	—	841	614
Dispositions and assets reclassified as held for sale	(2,539)	(714)	296	306	(2,243)	(408)
Acquisitions through business combinations	4,663	1,632	—	—	4,663	1,632
Amortization and impairment	—	—	(2,736)	(2,520)	(2,736)	(2,520)
Foreign currency translation and other	2,411	(2,873)	(512)	633	1,899	(2,240)
Balance, end of year	$50,627	$45,251	$(12,131)	$(9,179)	$38,496	$36,072

Intangible assets are allocated to the following operating segments:

AS AT DEC. 31 (MILLIONS)	Note	2025	2024
Private Equity	(a)	$19,913	$18,907
Infrastructure	(b)	16,909	15,682
Real Estate (LP Investments) and Other[1]	(c)	1,674	1,483
		$38,496	$36,072
1.Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
a) Private Equity
The intangible assets in our Private Equity segment are primarily related to:
•Customer relationships of $10.9 billion (2024 – $11.1 billion) are attributable to the acquisitions of our advanced energy storage operation, dealer software and technology services operation, lottery services operation, engineered components manufacturing operation, modular building leasing services and electric heat tracing systems manufacturer. The customer relationships acquired have a useful life of 10 to 20 years.
•Brands and trademarks of $2.9 billion (2024 – $2.7 billion) are attributable to the acquisitions of our lottery services operation, modular building lease services, advanced energy storage operation, electric heat tracing systems manufacturer, dealer software and technology services operation and engineered components manufacturing operation. The majority have an indefinite useful life and the remainder have a useful life of 10 to 40 years.
•Water and sewage concession agreements, the majority of which are arrangements with municipal governments across Brazil, of $2.1 billion (2024 – $1.8 billion). The concession agreements provide the company the right to charge fees to users over the terms of the agreement in exchange for water treatment services, ongoing and regular maintenance work on water distributions assets and improvements to the water treatment and distribution system. The concession arrangements have an average remaining term of 23 years at which point the underlying concession assets will be returned to the various grantors.
•Computer software and proprietary technology of $1.8 billion (2024 – $1.8 billion). The proprietary technology pertains to the combination of processes, tools, techniques and developed systems for exclusive use and benefit within the Private Equity business. The proprietary technology is attributable to our advanced energy storage operation, engineered components manufacturing operation, dealer software and technology services operation, lottery services operation and electric heat tracing systems manufacturer, and is assessed to have estimated useful life of 5 to 15 years.
•The remaining intangible assets in our Private Equity segment relate to other indefinite life assets.
202    BROOKFIELD CORPORATION

b)    Infrastructure
The intangible assets in our Infrastructure segment are primarily related to:
•Contractual customer relationships, customer contracts, proprietary technology and brands of $4.3 billion (2024 – $4.2 billion) at our North American and European residential decarbonization infrastructure operations. The contractual customer relationships and customer contracts represent ongoing economic benefits from leasing customers and annuity-based management agreements. This business generates revenue under long-term contracts with a diversified customer base across North America and Europe.
•Concession arrangements of $2.5 billion (2024 – $2.3 billion) at our Brazilian regulated transmission operation that provide the right to charge a tariff over the terms of the agreements. On April 8, 2021, new legislation was passed in Brazil which extended these finite authorizations in perpetuity. These assets are amortized on a straight-line basis over the estimated useful life of the underlying infrastructure.
•Customer relationships and shipping agreements of $1.6 billion (2024 – $1.7 billion) at our Canadian diversified midstream operation, relating to long-term take-or-pay and fee-for-service contractual arrangements. These agreements are with investment grade counterparties. These assets are amortized on a straight-line basis over the estimated useful life.
•Customer relationships of $1.5 billion (2024 – nil) at our U.S. fiber network. These intangibles are amortized on a straight-line basis over the estimated useful life of up to 25 years.
•Customer relationships, operating network agreements and track access rights of $1.4 billion (2024 – $1.7 billion) at our North American rail operations. These intangible assets include long-term leases.
•Concession arrangements of $1.2 billion (2024 – $1.0 billion) at our Brazilian electricity transmission concession, which grants the right to construct, maintain, and operate the transmission lines in exchange for a regulated return during the concession period.
•Customer contracts of $1.1 billion (2024 – $1.2 billion) at our Indian telecom tower operation relate to contracts with India’s largest cellular network operator, which is an anchor tenant of our telecom tower operation under a 30-year master service agreement.
•The remaining intangible assets in our Infrastructure segment primarily relate to other indefinite life assets.
2025 ANNUAL REPORT    203

c)    Real Estate LP Investments and Other
The intangible assets in real estate LP Investments are primarily attributable to indefinite life trademarks associated with our real estate LP investments, including short-break destinations across the U.K. and Ireland (“U.K. Short Stay”). The U.K. Short Stay trademark assets have been determined to have an indefinite useful life as the company has the legal right to operate these trademarks exclusively in certain territories and in perpetuity.
Inputs Used to Determine Recoverable Amounts of Intangible Assets
We test finite life intangible assets for impairment when an impairment indicator is identified. Indefinite life intangible assets are tested for impairment annually. We use a discounted cash flow valuation to determine the recoverable amount and consider the following significant unobservable inputs as part of our valuation:

Valuation Technique	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow models	•Future cash flows	•Increases (decreases) in future cash flows increase (decrease) the recoverable amount	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in recoverable amounts from cash flows
	•Discount rate	•Increases (decreases) in discount rate decrease (increase) the recoverable amount	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from discount rates
	•Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) the recoverable amount	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from terminal capitalization rates
	•Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) the recoverable amount	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
204    BROOKFIELD CORPORATION

14.    GOODWILL
The following table presents the balance and nature of the changes in goodwill:

	Cost		Accumulated Impairment		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024	2025	2024	2025	2024
Balance, beginning of year	$38,271	$36,758	$(2,541)	$(1,847)	$35,730	$34,911
Acquisitions through business combinations	6,232	3,899	—	—	6,232	3,899
Impairment losses	—	—	(156)	(828)	(156)	(828)
Foreign currency translation and other[1]	266	(2,386)	1,283	134	1,549	(2,252)
Balance, end of year	$44,769	$38,271	$(1,414)	$(2,541)	$43,355	$35,730
1.Includes adjustment to goodwill based on final purchase price allocation.
Goodwill is allocated to the following operating segments:

AS AT DEC. 31 (MILLIONS)	Note	2025	2024
Infrastructure	(a)	$19,328	$14,209
Private Equity	(b)	14,240	12,726
Renewable Power and Transition	(c)	7,639	6,903
Real Estate (LP Investments and Super Core, Core Plus, Value Add and Opportunistic) and Other[1]	(d)	2,148	1,892
Total		$43,355	$35,730
1.Real estate Super Core, Core Plus, Value Add and Opportunistic investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
a)    Infrastructure
Goodwill in our Infrastructure segment increased from the prior year primarily due to the acquisition of a U.S. pipeline system and a U.S. fiber network.
A discounted cash flow model was used to determine the recoverable amount of goodwill. The key inputs are discount rates ranging from 9% to 20% and terminal value multiples of 7x to 20x. The recoverable amounts for the years ended 2025 and 2024 were determined to be in excess of their carrying values.
b)    Private Equity
Goodwill in our Private Equity segment increased from the prior year primarily due to the acquisition of an electric heat tracing systems manufacturer and a specialty consumables and equipment manufacturer, partially offset by goodwill impairment within our solar power solutions. For the remaining goodwill balance, the recoverable amounts for the years ended 2025 and 2024 were determined to be in excess of their carrying values.
The key inputs are revenue growth rates ranging from 3.8% to 16.2%, discount rates of 8.7% to 12.0%, perpetuity growth rates of 1.0% to 3.0% and terminal value multiples of 8.0x to 12.0x. Assumptions and inputs are typically forecasted over a period of 5 years except for specific cases.
c)    Renewable Power and Transition
Goodwill in our Renewable Power and Transition segment includes a hydroelectric portfolio, a wind portfolio and distributed generation and utility-scale solar portfolios. The increase in goodwill was primarily due to the impact of foreign exchange.
The goodwill on the hydroelectric portfolio arose from the inclusion of a deferred tax liability as the tax bases of the net assets acquired were lower than their fair values. The recoverable amounts for the years ended 2025 and 2024 were determined to be in excess of their carrying values. The key inputs are discount rates ranging from 8% to 17%, terminal capitalization multiples of 3x to 9x, cash flow periods of 5 years, forecasted development MWs per annum and future leverage assumptions of the operating segment.
2025 ANNUAL REPORT    205

(d) Real Estate LP Investments and Other
Goodwill in real estate LP investments and other is primarily comprised of our real estate LP investments, including U.K. and Ireland Short Stay, a mixed-use asset in South Korea, European hostels. The increase in goodwill was primarily due to the acquisition of a portfolio of hostels across Europe.
The valuation assumptions used to determine the recoverable amount for U.K. and Ireland Short Stay were a discount rate of 11.2% based on a weighted-average cost of capital, terminal capitalization rate of 6% and a long-term growth rate of 3.5%. The recoverable amounts for the years ended 2025 and 2024 were determined to be in excess of their carrying values.
Inputs used to Determine Recoverable Amounts of Goodwill
The recoverable amounts used in goodwill impairment testing are calculated using discounted cash flow models based on the following significant unobservable inputs:

Valuation Technique	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow models	•Future cash flows	•Increases (decreases) in future cash flows increase (decrease) the recoverable amount	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in recoverable amounts from cash flows
	•Discount rate	•Increases (decreases) in discount rate decrease (increase) the recoverable amount	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from discount rates
	•Terminal capitalization rate/multiple	•Increases (decreases) in terminal capitalization rate/multiple decrease (increase) the recoverable amount
•Increases (decreases) in terminal capitalization rates/multiple tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from terminal capitalization rates

	•Investment horizon/terminal year of cash flows	•Increases (decreases) in the investment horizon/terminal year of cash flows decrease (increase) the recoverable amount
•Increases (decreases) in the investment horizon/terminal year of cash flows tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

206    BROOKFIELD CORPORATION

15.    INCOME TAXES
The major components of income tax expense for the years ended December 31, 2025 and 2024 are set out below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Current income tax expense	$1,906	$1,323
Deferred income tax (recovery)/expense
Origination and (reversal) of temporary differences	(731)	(319)
Recovery arising from previously unrecognized tax assets	(52)	(23)
Change in tax rates and new legislation	12	1
Total deferred income tax (recovery)/expense	(771)	(341)
Income tax expense	$1,135	$982
The company’s Canadian domestic statutory income tax rate has remained consistent at 26% throughout both of 2025 and 2024. Below is a reconciliation of the company’s Canadian domestic statutory income tax rate to the company’s effective income tax rate:

FOR THE YEARS ENDED DEC. 31	2025	2024
Statutory income tax rate	26%	26%
(Reduction)/increase in rate resulting from:
Portion of gains subject to different tax rates	(17)	(15)
Taxable loss attributable to non-controlling interests	11	24
International operations subject to different tax rates	3	1
Derecognition (Recognition) of deferred tax assets	—	(19)
Non-recognition of the benefit of current year’s tax losses	14	14
Non-deductible expenses (non-taxable income)	—	10
Investment and production tax credits	(13)	(10)
Other	2	4
Effective income tax rate	26%	35%
Deferred income tax assets and liabilities as at December 31, 2025 and 2024 relate to the following:

AS AT DEC. 31 (MILLIONS)	2025	2024
Non-capital losses (Canada)	$2,421	$1,922
Capital losses (Canada)	5	12
Losses (U.S.)	2,336	2,833
Losses (International)	2,245	2,360
Difference in basis	(29,795)	(28,672)
Total net deferred tax liabilities	$(22,788)	$(21,545)
The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2025 is approximately $19 billion (2024 – approximately $18 billion).
The company regularly assesses the status of open tax examinations and its historical tax filing positions for the potential for adverse outcomes to determine the adequacy of the provision for income and other taxes. The company believes that it has adequately provided for any tax adjustments that are more likely than not to occur as a result of ongoing tax examinations or historical filing positions.
The dividend payment on certain preferred shares of the company results in the payment of cash taxes in Canada and the company obtaining a deduction based on the amount of these taxes.
2025 ANNUAL REPORT    207

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

AS AT DEC. 31 (MILLIONS)	2025	2024
One year from reporting date	$1,009	$32
Two years from reporting date	26	31
Three years from reporting date	55	24
After three years from reporting date	533	465
Do not expire	2,922	2,661
Total	$4,545	$3,213
The components of the income taxes in other comprehensive income for the years ended December 31, 2025 and 2024 are set out below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Revaluation of property, plant and equipment	$1,209	$1,949
Financial contracts and power sale agreements	(30)	(116)
Fair value through OCI securities	42	160
Foreign currency translation	(3)	(1)
Revaluation of pension obligation	13	29
Total deferred tax in other comprehensive income	$1,231	$2,021
208    BROOKFIELD CORPORATION

16.    CORPORATE BORROWINGS

AS AT DEC. 31 (MILLIONS)	Maturity	Annual Rate	Currency	2025	2024
Term debt
Public – U.S	Jan. 15, 2025	4.00%	US$	$—	$500
Public – Canadian[1]	Jan. 28, 2026	4.82%	C$	—	592
Public – U.S.	Jun. 2, 2026	4.25%	US$	500	499
Public – Canadian	Mar. 16, 2027	3.80%	C$	364	348
Public – U.S.	Jan. 25, 2028	3.90%	US$	1,059	1,064
Public – U.S.	Mar. 29, 2029	4.85%	US$	999	999
Public – U.S.	Apr. 15, 2030	4.35%	US$	750	750
Public – U.S.	Apr. 15, 2031	2.72%	US$	500	500
Public – U.S.	Jan. 30, 2032	2.34%	US$	600	600
Public – Canadian	Dec. 14, 2032	5.43%	C$	728	695
Public – Canadian	Mar. 1, 2033	4.39%	C$	255	—
Public – U.S.	Mar. 1, 2033	7.38%	US$	250	250
Public – U.S.	Jun. 14, 2033	6.09%	US$	550	550
Public – U.S.	Jan. 5, 2034	6.35%	US$	700	700
Public – U.S.	Jan. 15, 2035	5.68%	US$	450	450
Public – Canadian	Jun. 14, 2035	5.95%	C$	308	294
Public – U.S.	Jan. 15, 2036	5.33%	US$	650	—
Private – Japanese	Dec. 1, 2038	1.42%	JPY	64	64
Public – U.S.	Sep. 20, 2047	4.70%	US$	902	902
Public – U.S.	Apr. 15, 2050	3.45%	US$	595	595
Public – U.S.	Mar. 30, 2051	3.50%	US$	757	757
Public – U.S.	Feb 15, 2052	3.63%	US$	400	400
Public – U.S.	Mar. 4, 2054	5.97%	US$	953	953
Public – U.S.	Jan. 15, 2055	6.30%	US$	700	700
Public – U.S.	Mar. 3, 2055	5.81%	US$	500	—
Public – Canadian	Dec. 11, 2055	5.40%	C$	474	—
Public – U.S.	Oct. 16, 2080	4.63%	US$	400	400
				14,408	13,562
Commercial Paper				—	767
Deferred financing costs[2]				(107)	(97)
Total				$14,301	$14,232
1.Corporate borrowings of C$850 million due on January 28, 2026 were repaid prior to December 31, 2025.
2.Deferred financing costs are amortized to interest expense over the term of the borrowing using the effective interest method.
Corporate borrowings, excluding revolving facilities, have a weighted-average interest rate of 4.8% (2024 – 4.7%). A portion of corporate borrowings are denominated in foreign currencies, which include C$2.9 billion (2024 – C$2.8 billion) payable in Canadian dollars or $2.1 billion (2024 – $1.9 billion) and ¥10 billion (2024 – ¥10 billion) payable in Japanese Yen or $64 million (2024 – $64 million).
2025 ANNUAL REPORT    209

17.    ACCOUNTS PAYABLE AND OTHER

AS AT DEC. 31 (MILLIONS)	2025	2024
Accounts payable	$16,252	$13,202
Lease liabilities	9,201	9,801
Provisions	3,630	3,845
Other liabilities[1]	27,374	28,654
Total	$56,457	$55,502
1.Includes derivative liabilities, accrued liabilities, deferred revenues and insurance contract liabilities.
The current and non-current balances of accounts payable and other liabilities are as follows:

AS AT DEC. 31 (MILLIONS)	2025	2024
Current	$32,288	$30,125
Non-current	24,169	25,377
Total	$56,457	$55,502

210    BROOKFIELD CORPORATION

18.    NON-RECOURSE BORROWINGS OF MANAGED ENTITIES

AS AT DEC. 31 (MILLIONS)	Note	2025	2024
Subsidiary borrowings	(a)	$16,897	$16,002
Property-specific borrowings	(b)	228,414	204,558
Total		$245,311	$220,560
a)    Subsidiary Borrowings
Principal repayments on subsidiary borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Asset Management	Total
2026	$364	$194	$735	$60	$—	$1,353
2027	901	364	328	5	—	1,598
2028	697	—	510	24	—	1,231
2029	1,648	346	510	9	—	2,513
2030	635	346	364	1,466	600	3,411
Thereafter	—	2,460	2,530	—	1,900	6,890
Total Principal repayments	4,245	3,710	4,977	1,564	2,500	16,996
Deferred financing costs and other	(20)	(22)	(30)	(6)	(21)	(99)
Total – Dec. 31, 2025	$4,225	$3,688	$4,947	$1,558	$2,479	$16,897
Total – Dec. 31, 2024	$5,382	$3,801	$4,541	$2,278	$—	$16,002
The weighted-average interest rate on subsidiary borrowings as at December 31, 2025 was 5.2% (2024 – 5.6%).
The current and non-current balances of subsidiary borrowings are as follows:

AS AT DEC. 31 (MILLIONS)	2025	2024
Current	$1,304	$2,241
Non-current[1]	15,593	13,761
Total	$16,897	$16,002
1. Non-current subsidiary borrowings of managed entities includes $49.0 million (2024 - $9.0 million) of debt obligations with extension options that give the Corporation the substantive right to defer settlement beyond twelve months following the reporting date, but are subject to covenants that are required to be complied with during the twelve months following the reporting date.
Subsidiary borrowings by currency include the following:

AS AT DEC. 31 (MILLIONS)	2025	Local Currency		2024	Local Currency
U.S. dollars	$8,595	USD	8,595	$8,239	USD	8,239
Canadian dollars	8,069	CAD	11,074	7,627	CAD	10,970
Brazilian reais	233	BRL	1,281	136	BRL	839
Total	$16,897			$16,002
2025 ANNUAL REPORT    211

b)    Property-Specific Borrowings
Principal repayments on property-specific borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Real Estate[2,3,4]	Renewable Power and Transition	Infrastructure	Private Equity and Other	Total
2026[1]	$24,296	$10,963	$9,313	$2,618	$47,190
2027[1]	17,301	3,456	3,343	4,644	28,744
2028	6,568	3,920	7,690	6,439	24,617
2029	8,571	5,102	7,965	11,461	33,099
2030	3,336	3,794	11,373	5,284	23,787
Thereafter	4,116	11,753	40,161	17,597	73,627
Total Principal repayments	64,188	38,988	79,845	48,043	231,064
Deferred financing costs and other	(434)	(380)	(1,259)	(577)	(2,650)
Total – Dec. 31, 2025	$63,754	$38,608	$78,586	$47,466	$228,414
Total – Dec. 31, 2024	$70,176	$38,149	$55,298	$40,935	$204,558
1. 2026 and 2027 maturities of $47.2 billion and $28.7 million are expected to be primarily addressed through refinancings, repayments, and extensions.
2.Real estate property-specific borrowings maturing in 2026 of $24.3 billion include office of $8.1 billion, retail of $3.5 billion, and LP investments and other of $12.7 billion. Real estate property-specific borrowings maturing in 2027 of $17.3 billion include office of $2.0 billion, retail of $1.2 billion, and LP investments and other of $14.1 billion. The real estate property-specific borrowings included in the table above do not consider available extension options on $21.6 billion of debt, including $9.7 billion and $7.9 billion of debt for 2026 and 2027, respectively.
3.Includes $40.7 billion of borrowings associated with real estate LP investments from our Asset Management segment and $23.5 million associated with Super Core, Core Plus, Value Add and Opportunistic investments in our Real Estate segment.
4.Real estate property-specific borrowings of $63.8 billion includes $32.5 billion related to BPY investment properties, $8.9 billion for BPY hospitality assets, and $22.4 billion for real estate direct investments.
The weighted-average interest rate on property-specific borrowings as at December 31, 2025 was 6.3% (2024 – 6.8%).
The current and non-current balances of property-specific borrowings are as follows:

AS AT DEC. 31 (MILLIONS)	2025	2024
Current	$37,510	$34,455
Non-current[1]	190,904	170,103
Total	$228,414	$204,558
1.Non-current property-specific borrowings of managed entities includes $9.7 billion (2024 - $13.8 billion) of debt obligations with extension options that give Brookfield the substantive right to defer settlement beyond twelve months following the reporting date, but are subject to covenants that are required to be complied with during the twelve months following the reporting date.
Property-specific borrowings by currency include the following:

AS AT DEC. 31 (MILLIONS)	2025	Local Currency		2024	Local Currency
U.S. dollars	$135,045	USD	135,045	$119,612	USD	119,612
British pounds	15,246	GBP	11,315	12,583	GBP	10,054
Indian rupees	7,328	INR	658,594	10,911	INR	934,088
Canadian dollars	17,123	CAD	23,501	15,830	CAD	22,767
Euros	21,418	EUR	18,239	17,164	EUR	16,578
Australian dollars	10,243	AUD	15,349	9,498	AUD	15,350
Brazilian reais	11,172	BRL	61,485	10,634	BRL	65,848
Colombian pesos	4,086	COP	15,426,671	3,533	COP	15,566,206
Korean won	2,336	KRW	3,373,070	2,185	KRW	3,230,442
Other currencies	4,417	Various	n/a	2,608	Various	n/a
Total	$228,414			$204,558
212    BROOKFIELD CORPORATION

19.    SUBSIDIARY EQUITY OBLIGATIONS
Subsidiary equity obligations consist of the following:

AS AT DEC. 31 (MILLIONS)	Note	2025	2024
Subsidiary preferred shares and capital	(a)	$2,755	$3,578
Subsidiary preferred equity units		1,053	1,042
Limited-life funds and redeemable fund units		—	139
Total		$3,808	$4,759
a)    Subsidiary Preferred Shares and Capital
Preferred shares are classified as liabilities if the holders have the right to redeem the preferred shares into common equity of the issuer, receive fixed or cumulative dividends or settle the shares in cash at a specified date or on demand. The dividends paid on these securities are recorded in interest expense. As at December 31, 2025 and 2024, the balances consist of the following:

AS AT DEC. 31 (MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Local Currency	2025	2024
India Infrastructure Investment Trusts	664,000,000	See footnote[1]	INR$	$2,138	$1,906
Brookfield India Real Estate Trust (“BIRET”)[2]	n/a	n/a	US$	—	1,392
Other Subsidiary Preferred Shares and Capital[3]				617	280
Total				$2,755	$3,578
1.The dividend rate pertaining to India Infrastructure Investment Trusts is equal to a minimum of 90% of net distributable cash flows.
2.During the year, we completed the partial sale of our interest in India REIT resulting in the deconsolidation of our investment.
3.Other subsidiary preferred shares and capital primarily relates to preferred shares classified as a liability for interests of others in our operating subsidiaries.
Subsidiary preferred capital includes $2.1 billion as at December 31, 2025 (2024 – $1.9 billion) of preferred equity interests held by third-party investors in India Infrastructure Investment Trusts, which have been classified as liabilities, as a result of contractual obligations to make distributions at an amount no less than 90% of net distributable cash flows.
2025 ANNUAL REPORT    213

20.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARIES
Brookfield Finance Inc. (“BFI”) was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is a subsidiary issuer of the Corporation. Historically, we have also issued debt securities through other subsidiaries, including Brookfield Finance LLC (“BFL”) and Brookfield Finance I (UK) PLC (“BF U.K.”). As at December 31, 2025, BFI is the issuer of the following series of notes (together with BFL and BF U.K. as co-obligors, as noted below):
•$500 million of 4.25% notes due in 2026;
•$1.1 billion of 3.90% notes due in 2028;
•$1.0 billion of 4.85% notes due in 2029;
•$750 million of 4.35% notes due in 2030;
•$500 million of 2.724% notes due in 2031;
•$600 million of 2.34% notes due in 2032 (BF U.K. co-obligor).
•$700 million of 6.35% notes due in 2034;
•$450 million of 5.675% notes due in 2035;
•$650 million of 5.33% notes due in 2036;
•$900 million of 4.70% notes due in 2047;
•$600 million of 3.45% notes due in 2050 (BFL co-obligor);
•$750 million of 3.50% notes due in 2051;
•$400 million of 3.625% notes due in 2052;
•$950 million of 5.968% notes due in 2054;
•$500 million of 5.813% notes due in 2055;
•$700 million of 6.30% subordinated notes due in 2055; and
•$400 million of 4.625% subordinated notes due in 2080.
In addition, Brookfield Finance II Inc. (“BFI II”) is the issuer of C$1.0 billion of 5.431% notes due in 2032, C$350 million of 4.388% notes due in 2033 and C$650 million of 5.399% notes due in 2055. Brookfield Capital Finance LLC (the “US LLC Issuer”) is the issuer of $550 million of 6.087% notes due in 2033, and BF U.K. is the issuer of $230 million of 4.50% perpetual subordinated notes.
BFL is a Delaware limited liability company formed on February 6, 2017 and is a subsidiary of the Corporation. The US LLC Issuer is a Delaware limited liability company formed on August 12, 2022 and a subsidiary of the Corporation. BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is a subsidiary of the Corporation. BF U.K. (collectively with BFI, BFI II, BFL, BF AUS, and the US LLC Issuer, the “Debt Issuers”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is a subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is a subsidiary of the Corporation. Brookfield Finance IV Inc. (“BFI IV”) was incorporated on December 11, 2025 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Brookfield Finance V Inc. (“BFI V”, and collectively with BFL II and BFI IV, the “Pref Issuers”) was incorporated on December 11, 2025 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. The Debt Issuers are consolidated subsidiaries of the Corporation that may offer and sell debt securities. The Pref Issuers are consolidated subsidiaries of the Corporation that may offer and sell preferred shares (in the case of BFL II, preferred shares representing limited liability company interests). Any debt securities issued by the Debt Issuers are, or will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation. Any preferred shares of the Pref Issuers will be fully and unconditionally guaranteed as to payment of distributions when due, amounts due on redemption, and amounts due on the liquidation, dissolution or winding-up of the applicable Pref Issuer, in each case by the Corporation.
The US LLC Issuer, BFI II, BFI IV, BFI V, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
214    BROOKFIELD CORPORATION

Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the securities of its consolidated subsidiaries, which invest in the Corporation’s real estate, renewable power and transition, infrastructure and asset management segments. BIC has issued Class 1 Senior Preferred Shares, which, other than in respect of such preferred shares that are held by the Corporation and its affiliates, are fully and unconditionally guaranteed as to payment of dividends when due, amounts due on redemption or retraction, and amounts due on the liquidation, dissolution or winding-up of BIC, in each case by the Corporation on a subordinated basis. As at December 31, 2025, C$20 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder and therefore presented within accounts payable and other on the consolidated balance sheets.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFI IV, BFI V, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE YEAR ENDED DEC. 31, 2025 (MILLIONS)	The Corporation	BFI	BFI II	BFI IV	BFI V	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[1]	Consolidating Adjustments[2]	The Company Consolidated
Revenues	$2,721	$666	$5	$—	$—	$—	$—	$—	$4	$45	$249	$85,511	$(14,101)	$75,100
Net income (loss) attributable to shareholders	1,307	195	(37)	—	—	—	—	—	4	(1)	75	10,394	(10,630)	1,307
Total assets	79,866	15,283	1,463	—	—	—	—	—	168	552	28,770	573,577	(180,708)	518,971
Total liabilities	31,980	13,636	1,454	—	—	2	—	—	1	550	4,278	338,716	(37,840)	352,777
Non-controlling interest – preferred equity	—	—	—	—	—	—	—	—	230	—	—	—	—	230

AS AT AND FOR THE YEAR ENDED DEC. 31, 2024 (MILLIONS)	The Corporation	BFI	BFI II	BFI IV	BFI V	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[1]	Consolidating Adjustments[2]	The Company Consolidated
Revenues	$3,432	$830	$100	$—	$—	$—	$—	$—	$15	$45	$189	$95,220	$(13,825)	$86,006
Net income (loss) attributable to shareholders	641	416	60	—	—	—	—	—	15	(1)	123	9,749	(10,362)	641
Total assets	85,449	11,640	699	—	—	—	—	—	169	552	3,907	557,003	(168,995)	490,424
Total liabilities	39,472	10,457	693	—	—	2	—	—	1	550	3,423	312,176	(41,733)	325,041
Non-controlling interest – preferred equity	—	—	—	—	—	—	—	—	230	—	—	—	—	230
1.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFI II, BFI IV, BFI V, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer and BIC on a combined basis.
2.This column includes the necessary adjustments to present the company’s results on a consolidated basis.

2025 ANNUAL REPORT    215

21.     EQUITY
Equity consists of the following:

AS AT DEC. 31 (MILLIONS)	Note	2025	2024
Preferred equity	(a)	$4,090	$4,103
Non-controlling interests	(b)	118,308	119,406
Common equity	(c)	43,796	41,874
		$166,194	$165,383
a)    Preferred Equity
Preferred equity includes perpetual preferred shares and rate-reset preferred shares and consists of the following:

	Average Rate
AS AT DEC. 31 (MILLIONS)	2025	2024	2025	2024
Perpetual preferred shares
Floating rate	3.41%	4.52%	$463	$463
Fixed rate	4.81%	4.82%	739	739
	4.27%	4.70%	1,202	1,202
Fixed rate-reset preferred shares	5.41%	5.04%	2,888	2,901
	5.02%	4.94%	$4,090	$4,103

216    BROOKFIELD CORPORATION

Further details on each series of preferred shares are as follows:

		Issued and Outstanding
AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Rate	2025	2024	2025	2024
Class A preferred shares
Perpetual preferred shares
Series 2	70% P	10,220,175	10,220,175	$169	$169
Series 4	70% P	3,983,910	3,983,910	45	45
Series 13	70% P	8,792,596	8,792,596	195	195
Series 17	4.75%	7,840,204	7,840,204	171	171
Series 18	4.75%	7,681,088	7,681,088	178	178
Series 36	4.85%	7,842,909	7,842,909	197	197
Series 37	4.90%	7,830,091	7,830,091	193	193
Series 51	Variable up to P	3,320,486	3,320,486	54	54
				1,202	1,202
Rate-reset preferred shares[1]
Series 24	3.24%	10,808,027	10,808,027	265	265
Series 26	3.85%	9,770,928	9,770,928	240	240
Series 28	4.61%	9,233,927	9,233,927	232	232
Series 30	6.09%	9,787,090	9,787,090	241	241
Series 32[2]	6.74%	11,750,299	11,750,299	297	297
Series 34[3]	6.15%	9,876,735	9,876,735	253	253
Series 38[4]	5.19%	7,906,132	7,906,132	179	179
Series 40[5]	5.83%	11,841,025	11,841,025	271	271
Series 42[6]	5.66%	11,887,500	11,887,500	266	266
Series 44	5.00%	—	9,831,929	—	187
Series 46	5.39%	11,740,797	11,740,797	217	217
Series 48	6.23%	11,885,972	11,885,972	244	244
Series 52	2.75%	1,177,580	1,177,580	9	9
Series 54	5.65%	10,000,000	—	174	—
				2,888	2,901
Total				$4,090	$4,103
1.Dividend rates are fixed for 5 to 6 years from the quarter end dates after issuance, June 30, 2011, March 31, 2012, June 30, 2012, December 31, 2012, September 30, 2013, March 31, 2014, June 30, 2014, December 31, 2014, December 31, 2015, December 31, 2016 and December 31, 2017, respectively, and reset after 5 to 6 years to the 5-year Government of Canada bond rate plus between 180 and 417 basis points.
2.Dividend rate reset commenced October 1, 2023.
3.Dividend rate reset commenced April 1, 2024.
4.Dividend rate reset commenced April 1, 2025
5.Dividend rate reset commenced October 1, 2024.
6.Dividend rate reset commenced July 1, 2025.
P – Prime Rate

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.
The Class A preferred shares are entitled to preference over the Class A and Class B Limited Voting Shares (“Class A and B shares”) on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25.00 per share, except for Series 51 and Series 52, which have a par value of C$22.44 and C$22.00, respectively.
2025 ANNUAL REPORT    217

b)    Non-controlling Interests
Non-controlling interests represent the common and preferred equity in consolidated entities that are owned by other shareholders.

AS AT DEC. 31 (MILLIONS)	2025	2024
Common equity[1]	$113,480	$114,389
Preferred equity[2]	4,828	5,017
Total	$118,308	$119,406
1. These are participating equity within controlled subsidiaries related to non-controlling interests.
2. These are preferred equity within publicly listed controlled subsidiaries.
Further information on non-controlling interests is provided in Note 4 Subsidiaries.
c)    Common Equity
The company’s common equity is comprised of the following:

AS AT DEC. 31 (MILLIONS)	2025	2024
Common share capital	$10,839	$10,806
Contributed surplus	148	114
Retained earnings	16,665	17,066
Ownership changes	5,470	5,045
Accumulated other comprehensive income	10,674	8,843
Common equity	$43,796	$41,874
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
On October 9, 2025, the company completed a three-for-two stock split of the company’s outstanding Class A shares. All share count and per share disclosures are presented on a post-split basis.
The holders of the company’s Class A shares and Class B shares received cash dividends during 2025 of $0.24 per share (2024 – $0.21 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT DEC. 31	2025[3]	2024[3]
Class A shares[1]	2,244,618,516	2,259,740,012
Class B shares	85,120	85,120
Shares outstanding[1]	2,244,703,636	2,259,825,132
Unexercised options, other share-based plans[2] and exchangeable shares of affiliate	138,541,660	143,708,096
Total diluted shares	2,383,245,296	2,403,533,228
1.Net of 183,590,069 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2025 (December 31, 2024 – 157,179,232).
2.Includes management share option plan and escrowed stock plan.
3.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
218    BROOKFIELD CORPORATION

The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

FOR THE YEARS ENDED DEC. 31	2025[4]	2024[4]
Outstanding, beginning of year[1]	2,259,825,132	2,285,186,188
Issued (Repurchased)
Issuances	2,646,634	5,027,036
Repurchases	(25,321,660)	(40,015,467)
Long-term share ownership plans[2]	7,385,246	9,557,620
Dividend reinvestment plan and other	168,284	69,755
Outstanding, end of year[3]	2,244,703,636	2,259,825,132
1.Net of 157,179,232 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2024 (December 31, 2023 – 122,774,707).
2.Includes management share option plan and restricted stock plan.
3.Net of 183,590,069 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2025 (December 31, 2024 – 157,179,232).
4.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Net income attributable to shareholders	$1,307	$641
Preferred share dividends	(167)	(168)
Net income available to shareholders	1,140	473
Dilutive impact of exchangeable shares	12	12
Net income available to shareholders including dilutive impact of exchangeable shares	$1,152	$485

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025[1]	2024[1]
Weighted average – Class A and Class B shares	2,247.4	2,267.3
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	120.4	109.5
Class A and Class B shares and share equivalents	2,367.8	2,376.8
1. Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
Share-Based Compensation
The expense arising from share-based compensation is summarized in the following table:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Expense arising from equity-settled share-based payment transactions	$120	$103
Expense arising from cash-settled share-based payment transactions	197	410
Total expense arising from share-based payment transactions	317	513
Effect of hedging program	(194)	(407)
Total expense included in consolidated income	$123	$106
The company’s share-based payment plans are described below.
2025 ANNUAL REPORT    219

Equity-settled Share-based Awards
Management Share Option Plan
Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. For the year ended December 31, 2025, the total expense incurred with respect to MSOP totaled $15 million (2024 – $15 million).
The changes in the number of options during 2025 and 2024 were as follows:

	NYSE
	Number of Options (000’s)[1,2]	Weighted- Average Exercise Price
Outstanding as at January 1, 2025	45,736	US$	19.09
Granted	1,350		40.19
Exercised	(10,506)		14.29
Cancelled	(123)		29.17
Outstanding as at December 31, 2025	36,457	US$	21.21
1.Options to acquire NYSE listed Class A shares.
2.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

	NYSE
	Number of Options (000’s)[1,2]	Weighted- Average Exercise Price
Outstanding as at January 1, 2024	59,618	US$	17.54
Granted	1,747		26.69
Exercised	(15,281)		13.72
Cancelled	(348)		27.31
Outstanding as at December 31, 2024	45,736	US$	19.09
1.Options to acquire NYSE listed Class A shares.
2.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
The weighted-average fair value of options granted for the year ended December 31, 2025 was $11.89 (2024 – $8.34), and was determined using the Black-Scholes valuation model, with inputs to the model as follows:

FOR THE YEARS ENDED DEC. 31	Unit	2025	2024
Weighted-average share price	US$	40.19	26.69
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	31.3	35.0
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	0.8	1.0
Risk-free rate	%	4.4	4.2
1.Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.
220    BROOKFIELD CORPORATION

As at December 31, 2025, the following options to purchase Class A shares were outstanding:

		Options Outstanding (000’s)[1]
Exercise Price	Weighted-Average Remaining Life	Vested	Unvested	Total
US$11.13 – US$13.42	1.0 years	5,600	—	5,600
US$14.70 – US$16.10	2.7 years	11,948	—	11,948
US$21.10 – US$24.24	4.9 years	9,160	1,605	10,765
US$26.69 – US$31.08	6.6 years	3,443	3,366	6,809
US$40.19	9.2 years	—	1,335	1,335
		30,151	6,306	36,457
1. Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
As at December 31, 2024, the following options to purchase Class A shares were outstanding:

		Options Outstanding (000’s)[1]
Exercise Price	Weighted-Average Remaining Life	Vested	Unvested	Total
US$9.74 – US$11.13	1.1 years	3,916	—	3,916
US$12.28 – US$14.70	2.5 years	15,213	—	15,213
US$16.10 – US$21.10	4.2 years	8,664	152	8,816
US$23.71 – US$31.08	6.6 years	9,191	8,600	17,791
		36,984	8,752	45,736
1. Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
Escrowed Stock Plan
The Escrowed Stock Plan (the “ES Plan”) provides executives with indirect ownership of Class A shares. Under the ES Plan, executives are granted common shares (the “ES Shares”) in one or more private companies that own Class A shares. The Class A shares are purchased on the open market with the purchase cost funded by the company. The ES Shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES Shares will be exchanged for Class A shares issued by the company based on the market value of Class A shares at the time of the exchange.
During 2025, 2.3 million Class A shares were purchased in respect of ES shares granted to executives under the ES Plan (2024 – 24.6 million Class A shares) during the year. For the year ended December 31, 2025, the total expense incurred with respect to the ES Plan totaled $51 million (2024 – $36 million).
The weighted-average fair value of escrowed shares granted for the year ended December 31, 2025 was $11.89 (2024 – $8.34), and was determined using the Black-Scholes model of valuation with inputs to the model as follows:

FOR THE YEARS ENDED DEC. 31	Unit	2025	2024
Weighted-average share price	US$	40.19	26.69
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	31.3	35.0
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	0.80	1.0
Risk-free rate	%	4.4	4.2
1.Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.
2025 ANNUAL REPORT    221

The change in the number of ES shares during 2025 and 2024 was as follows:

	Number of Units (000’s)[1]	Weighted- Average Exercise Price
Outstanding as at January 1, 2025	84,616	$24.31
Granted	2,287	40.19
Exercised	(1,819)	25.11
Cancelled	(2,394)	26.69
Outstanding as at December 31, 2025	82,690	$24.67
1. Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

	Number of Units (000’s)[1]	Weighted- Average Exercise Price
Outstanding as at January 1, 2024	62,006	$23.36
Granted	24,563	26.69
Exercised	(1,937)	23.80
Cancelled	(16)	28.12
Outstanding as at December 31, 2024	84,616	$24.31
1. Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
Restricted Stock Plan
The Restricted Stock Plan awards executives and employees with Class A shares purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.
During 2025, Brookfield granted 1.8 million Class A shares (2024 – 2.6 million) pursuant to the terms and conditions of the Restricted Stock Plan, resulting in the recognition of $54 million (2024 – $52 million) of compensation expense.
Cash-settled Share-based Awards
Deferred Share Unit Plan and Restricted Share Unit Plan
The Deferred Share Unit Plan and Restricted Share Unit Plan provide for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment.
The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of common shares at the time the conversion takes place and the market price on the date the RSUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSUs. The fair value of the vested DSUs and RSUs as at December 31, 2025 was $1.2 billion (2024 – $1.1 billion).
Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The amount payable by the company in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the year ended December 31, 2025, employee compensation expense totaled $3 million (2024 – $3 million), net of the impact of hedging arrangements.
222    BROOKFIELD CORPORATION

During the year ended December 31, 2024, the RSU plan was terminated and all participants received cash or other financial instruments equivalent to the fair value at the date of settlement. As the RSUs have been settled, the fair value is $nil as at December 31, 2025 (2024 – $nil).
The change in the number of DSUs and RSUs during 2025 and 2024 were as follows:

DSUs
Number of Units (000’s)[1]
Outstanding as at January 1, 2025	29,201
Granted and reinvested	294
Exercised and cancelled	(3,296)
Outstanding as at December 31, 2025	26,199
1. Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

	DSUs	RSUs
	Number of Units (000’s)[1]	Number of Units (000’s)[1]		Weighted- Average Exercise Price
Outstanding as at January 1, 2024	31,426	20,518	C$	4.07
Granted and reinvested	330	—		—
Exercised and cancelled	(2,555)	(20,518)		4.07
Outstanding as at December 31, 2024	29,201	—	C$	—
1. Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
The fair value of each DSU is equal to the traded price of the company’s common shares.

	Unit	Dec. 31, 2025	Dec. 31, 2024
Share price on date of measurement	C$	63.02	55.08
Share price on date of measurement	US$	45.89	38.30
2025 ANNUAL REPORT    223

22.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE YEAR ENDED DEC. 31, 2025 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$4,640	$—	$6,921	$20,401	$25,660	$2,778	$60,400
Other revenue	4,285	270	715	3,822	3,056	2,552	14,700
	$8,925	$270	$7,636	$24,223	$28,716	$5,330	$75,100

FOR THE YEAR ENDED DEC. 31, 2024 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$5,299	$—	$5,856	$18,885	$37,977	$3,298	$71,315
Other revenue	4,744	476	629	2,640	3,344	2,858	14,691
	$10,043	$476	$6,485	$21,525	$41,321	$6,156	$86,006
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE YEAR ENDED DEC. 31, 2025 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$1,184	$265	$—	$17,633	$1,704	$20,786
Services transferred over a period of time	3,456	6,656	20,401	8,027	1,074	39,614
	$4,640	$6,921	$20,401	$25,660	$2,778	$60,400

FOR THE YEAR ENDED DEC. 31, 2024 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$1,504	$350	$—	$30,408	$2,300	$34,562
Services transferred over a period of time	3,795	5,506	18,885	7,569	998	36,753
	$5,299	$5,856	$18,885	$37,977	$3,298	$71,315
Remaining Performance Obligation
Private Equity
In our construction services business, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract or work order. As at December 31, 2025, our backlog of construction projects was approximately $5.5 billion (2024 – $5.7 billion).
Our dealer software and technology services operation had remaining performance obligations related to its long-term software and maintenance and support contracts of approximately $3.3 billion (2024 – $3.0 billion).
In our Brazilian water and wastewater operation business, our long-term, inflation-adjusted concession service contracts with various municipalities have an average remaining contract duration of 23 years as at December 31, 2025 (2024 – 22 years), and the remaining performance obligations were approximately $8.9 billion (2024 – $8.3 billion).
Others
In our other businesses, revenue is generally recognized as invoiced for contracts recognized over a period of time as the amounts invoiced are commensurate with the value provided to the customers.
224    BROOKFIELD CORPORATION

c)    Lease Income
Our leases in which the company is a lessor are primarily operating in nature. Total lease income from our assets leased out on operating leases totaled $9.7 billion (2024 – $10.4 billion) including $143 million (2024 – $141 million) of income related to variable lease income that is not dependent on an index or rate.
The following table presents the undiscounted contractual earnings receivable of the company’s leases by expected period of receipt:

	Payments Receivable by Period
AS AT DEC. 31, 2025 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Receivables from lease contracts	$6,144	$9,460	$7,334	$12,783	$35,721

	Payments Receivable by Period
AS AT DEC. 31, 2024 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Receivables from lease contracts	$6,215	$9,821	$7,160	$15,025	$38,221

23.    DIRECT COSTS
Direct costs include all attributable expenses to revenue generating activities except interest, taxes and fair value changes, and primarily relate to cost of sales, depreciation and amortization, and compensation. The following table lists direct costs for 2025 and 2024 by nature:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Cost of sales[1]	$28,351	$40,124
Depreciation and amortization	10,379	9,737
Compensation	9,032	9,410
Selling, general and administrative expenses	5,131	4,932
Property taxes, sales taxes and other	4,080	3,733
	$56,973	$67,936
1.Cost of sales primarily relate to inventory costs in our Private Equity segment. In the third quarter of 2024, we disposed of our road fuels operation within our Private Equity segment.

24.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE PERIODS ENDED DEC. 31 (MILLIONS)	2025	2024
Investment properties	$(684)	$556
Transaction related income, net of expenses	7	143
Financial instruments	2,078	857
Impairment and provisions	(1,712)	(2,404)
Other fair value changes	(1,211)	(1,672)
	$(1,522)	$(2,520)
2025 ANNUAL REPORT    225

25.    DERIVATIVE FINANCIAL INSTRUMENTS
The company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk and other price risk), credit risk and liquidity risk. The company selectively uses derivative financial instruments principally to manage these risks.
The aggregate notional amount of the company’s derivative positions as at December 31, 2025 and 2024 is as follows:

AS AT DEC. 31 (MILLIONS)	Note	2025	2024
Foreign exchange	(a)	$63,725	$63,064
Interest rates	(b)	88,249	97,961
Equity derivatives	(c)	1,768	1,936

Commodity instruments	(d)
Energy (GWh)		190,308	173,523
Natural gas (MMBtu – 000’s)		253,553	110,828
a)    Foreign Exchange
The company held the following foreign exchange contracts with notional amounts as at December 31, 2025 and 2024:

	Notional Amount (U.S. Dollars)		Average Exchange Rate
(MILLIONS)	2025	2024	2025	2024
Foreign exchange contracts
Canadian dollars	$9,765	$7,878	0.74	0.74
British pounds	7,993	8,334	1.28	1.15
European Union euros	14,563	15,497	1.13	1.01
Australian dollars	4,390	5,228	0.66	0.66
Indian rupee[1]	5,737	7,280	90.95	88.12
Korean won[1]	1,597	1,002	1,411	1,380
Chinese yuan[1]	3,187	3,604	6.99	6.97
Japanese yen[1]	189	142	139.26	137.64
Colombian pesos[1]	1,413	2,463	4,748	4,541
Brazilian reais	1,787	1,981	0.21	0.19
Other currencies	1,406	763	Various	Various
Cross currency interest rate swaps
Canadian dollars	4,554	5,661	0.74	0.80
Chinese yuan[1]	1,321	825	7.25	7.17
Other currencies	1,207	346	Various	Various
Foreign exchange options
Canadian dollars	2,792	—	0.68	—
Indian rupee[1]	1,824	2,060	97.52	82.87
1.Average rate is quoted using USD as base currency.
Included in net income are unrealized net loss on foreign currency derivative contracts amounting to $287 million (2024 – gains of $236 million) and included in the cumulative translation adjustment account in other comprehensive income are losses in respect of foreign currency contracts entered into for hedging purposes amounting to $3.1 billion (2024 – gains of $2.8 billion).
b)    Interest Rates
As at December 31, 2025, the company held interest rate swap and forward starting swap contracts having an aggregate notional amount of $61.8 billion (2024 – $70.5 billion) and interest rate cap contracts with an aggregate notional amount of $26.5 billion (2024 – $27.5 billion).
226    BROOKFIELD CORPORATION

c)    Equity Derivatives
As at December 31, 2025, the company held equity derivatives with a notional amount of $1.8 billion (2024 – $1.9 billion) which include approximately $1.8 billion (2024 – $1.9 billion) notional amount that hedges long-term compensation arrangements. The balance represents common equity positions established in connection with the company’s investment activities as well as general equity market hedges. The fair value of these instruments was reflected in the company’s consolidated financial statements at year end.
d)    Commodity Instruments
The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavors to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s consolidated financial statements. The company has financial contracts outstanding on 253,553,000 MMBtu’s (2024 – 110,828,000 MMBtu’s) of natural gas as part of its electricity sale price risk mitigation strategy.
Other Information Regarding Derivative Financial Instruments
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2025 and 2024 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedge are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2025			2024
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges[1]	$65,377	$(1,148)	$(2)	$71,646	$(17)	$7
Net investment hedges	49,080	(2,946)	3	47,408	2,814	—
	$114,457	$(4,094)	$1	$119,054	$2,797	$7
1.Notional amount does not include 144,899 GWh and 148,829 MMBtu – 000’s – of commodity derivatives as at December 31, 2025 (2024 – 131,526 GWh, 69,082 MMBtu – 000’s).
The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2025 and 2024, for derivatives that are fair valued through profit or loss, and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2025	Unrealized Losses During 2025	Net Change During 2025	Net Change During 2024
Foreign exchange derivatives	$24	$(311)	$(287)	$236
Interest rate derivatives	177	(92)	85	(239)
Equity derivatives	386	—	386	500
Commodity derivatives	197	(87)	110	122
	$784	$(490)	$294	$619
2025 ANNUAL REPORT    227

The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity as at December 31, 2025 and 2024, for derivatives that are classified as fair value through profit or loss, and derivatives that qualify for hedge accounting:

	2025				2024
AS AT DEC. 31 (MILLIONS)	<1 Year	1 to 5 Years	>5 Years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$4,207	$2,641	$2,816	$9,664	$9,659
Interest rate derivatives	13,536	9,532	4,177	27,245	31,701
Equity derivatives	1,709	59	—	1,768	1,936
Commodity instruments
Energy (GWh)	4,968	14,622	25,819	45,409	41,997
Natural gas (MMBtu – 000’s)	104,724	—	—	104,724	41,746
Elected for hedge accounting
Foreign exchange derivatives	$20,966	$32,187	$908	$54,061	$53,405
Interest rate derivatives	21,267	32,066	7,671	61,004	66,260
Commodity instruments
Energy (GWh)	4,069	40,389	100,441	144,899	131,526
Natural gas (MMBtu – 000’s)	96,441	52,388	—	148,829	69,082
228    BROOKFIELD CORPORATION

26.    MANAGEMENT OF RISKS ARISING FROM HOLDING FINANCIAL INSTRUMENTS
The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e., interest rate risk, currency exchange risk and other price risk that impact the fair value of financial instruments), credit risk and liquidity risk. The following is a description of these risks and how they are managed:
a)    Market Risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.
The company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures.
Financial instruments held by the company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate, currency, equity and commodity contracts.
i.    Interest Rate Risk
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.
The company’s assets largely consist of long-duration interest-sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped, and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in value of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.
The result of a 50 basis-point change in interest rates on the company’s net floating rate financial assets and liabilities would have resulted in a corresponding change in net income before tax of $313 million (2024 – $257 million) on a current basis, assuming all other variables were held constant.
Changes in the value of fair value through profit or loss interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting are recorded in other comprehensive income. The impact of a 50 basis-point parallel change in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding change in net income before tax of $248 million (2024 – $199 million) and a corresponding change in other comprehensive income of $716 million (2024 – $836 million) for the years ended December 31, 2025 and 2024, respectively.
ii.    Currency Exchange Rate Risk
Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.
The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $97 million (2024 – $94 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to limit its exposure to the impact of foreign currencies on its net investments in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $509 million (2024 – $503 million) as at December 31, 2025, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.
2025 ANNUAL REPORT    229

iii.    Other Price Risk
Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.
Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives that hedge compensation arrangements, would have decreased net income by $180 million (2024 – $196 million) and decreased other comprehensive income by $149 million (2024 – $92 million), prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% increase in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $72 million (2024 – $68 million). This increase would be offset by a $101 million (2024 – $124 million) change in value of the associated equity derivatives of which $72 million (2024 – $68 million) would offset the above-mentioned increase in compensation expense and the remaining $29 million (2024 – $56 million) would be recorded in net income.
The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the consolidated financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2025 by approximately $73 million (2024 – $60 million) and decreased other comprehensive income by $176 million (2024 – $183 million), prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.
b)    Credit Risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.
The company assesses the creditworthiness of each counterparty before entering into contracts with a view to ensuring that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavors to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the U.K. and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivable and credit investments is equal to the carrying value.
c)    Liquidity Risk
Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
To help ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.
The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.
230    BROOKFIELD CORPORATION

The following tables present the contractual maturities of the company’s financial liabilities as at December 31, 2025 and 2024.

	Payments Due by Period
AS AT DEC. 31, 2025 (MILLIONS)	<1 Year	2 to 3 Years	4 to 5 Years	After 5 Years	Total
Principal repayments
Corporate borrowings	$496	$1,413	$1,736	$10,656	$14,301
Non-recourse borrowings of managed entities[1]	47,994	55,559	62,126	79,632	245,311
Subsidiary equity obligations	789	41	183	2,795	3,808
Interest expense[2]
Corporate borrowings	675	1,270	1,115	7,311	10,371
Non-recourse borrowings	12,375	20,622	13,182	23,395	69,574
Subsidiary equity obligations	105	102	87	31	325
Lease obligations[3]	1,254	2,136	1,659	18,528	23,577
1. 2026 maturities of $48 billion are expected to be primarily addressed through refinancings, repayments, and extensions.
2.Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.
3.The lease obligations as disclosed in the table above include leases that are classified as finance leases, short-term leases, low-value leases and variable lease payments not based on an index or rate, which are immaterial.

	Payments Due by Period
AS AT DEC. 31, 2024 (MILLIONS)	<1 Year	2 to 3 Years	4 to 5 Years	After 5 Years	Total
Principal repayments
Corporate borrowings[1]	$1,258	$1,430	$2,049	$9,495	$14,232
Non-recourse borrowings of managed entities	49,898	50,501	54,518	65,643	220,560
Subsidiary equity obligations	182	779	115	3,683	4,759
Interest expense[2]
Corporate borrowings	620	1,135	992	6,226	8,973
Non-recourse borrowings	11,888	19,311	12,693	20,866	64,758
Subsidiary equity obligations	176	331	302	1,794	2,603
Lease obligations[3]	1,211	2,249	1,811	11,531	16,802
1.Payments due in less than one year includes $767 million of short-term commercial paper as at December 31, 2024.
2.Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.
3.The lease obligations as disclosed in the table above include leases that are classified as finance leases, short-term leases, low-value leases and variable lease payments not based on an index or rate, which are immaterial.
2025 ANNUAL REPORT    231

27.    RELATED PARTY TRANSACTIONS
a)    Related Parties
Related parties include subsidiaries, associates, joint ventures, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.
b)    Key Management Personnel and Directors
Key management personnel are those individuals who have the authority and responsibility for planning, directing and controlling the company’s activities, directly or indirectly, and consist of the company’s Senior Executives. The company’s Directors do not plan, direct or control the activities of the company directly; they provide oversight over the business.
The remuneration of key management personnel and Directors of the company during the years ended December 31, 2025 and 2024 was as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Salaries, incentives and short-term benefits	$7	$5
Share-based payments	19	21
	$26	$26
The remuneration of key management personnel and Directors is determined by the Management Resources and Compensation Committee of the Board of Directors having regard to the performance of individuals and alignment of interests between shareholders, Directors, and key management personnel.
c)    Related Party Transactions
In the normal course of operations, the company executes transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets. Transactions and balances between consolidated entities are fully eliminated upon consolidation. However, transactions and balances between the company and equity accounted investments do not eliminate.
The following table lists the related party balances included within the consolidated financial statements for the years ended December 31, 2025 and 2024:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2025	2024
Management fees earned	$350	$304
The company provided BWS with an equity commitment in the amount of $2.0 billion to fund future growth, which BWS may draw on from time to time. As of December 31, 2025, there was no amount drawn under this equity commitment (2024 – $nil).
BWS may seek to add duration and diversification to its investment portfolio by acquiring public and private assets across many asset classes, including, but not limited to, real estate, royalties, public securities, and private credit. These investments could be made in the open market or from the Corporation and its related party affiliate entities.
During the year, the Corporation invested incremental capital in BWS to support the business as it continues to scale. Specifically, in the second quarter of 2025, the Corporation contributed approximately $3.5 billion of BAM shares in exchange for BWS Class C shares and a promissory note, which was later redeemed with additional BWS Class C shares.
In addition, BWS acquired $1.6 billion of real assets from the Corporation and approximately $3.0 billion of other assets and non-recourse debt issued by the Corporation and its subsidiaries for cash consideration. These transactions were at arm’s length on market terms and are expected to support the continued repositioning of BWS’s investment portfolio.
As at December 31, 2025, BWS, Partners Value Investments Inc., and Oaktree had cash on deposit with wholly-owned subsidiaries of the company of $318 million, $316 million, and $486 million, respectively (2024 – $493 million, $107 million, and $nil, respectively).
232    BROOKFIELD CORPORATION

28.    OTHER INFORMATION
a)    Guarantees and Contingencies
In the normal course of business, the company enters into contractual obligations which include commitments to provide bridge financing and letters of credit and guarantees provided in respect of power sales contracts as well as capital expenditure commitments related to contracted project costs assumed as part of recent acquisitions. As at December 31, 2025, the company had $9.5 billion (2024 – $6.3 billion) of such commitments outstanding.
In addition, the company executes agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements and underwriting and agency agreements. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past, nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favor of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.
The company is contingently liable with respect to litigation and claims that arise in the normal course of business. It is not reasonably possible that any of the ongoing litigation as at December 31, 2025 could result in a material settlement liability.
The company has insurance for damage and business interruption costs sustained as a result of an act of terrorism. The amount of coverage is reviewed on an individual basis and can range up to $5 billion. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed coverage.
The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.
b)    Supplemental Cash Flow Information
During the year, the company capitalized $650 million (2024 – $477 million) of interest primarily to investment properties and residential inventory under development.
2025 ANNUAL REPORT    233

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Corporation
Brookfield Place, 181 Bay Street, Suite 100
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
E: bn.enquiries@brookfield.com
bn.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1
T: 1-800-387-0825 (North America)
    416-682-3860 (outside North America)
F: 1-888-249-6189 (North America)
    514-985-8843 (outside North America)
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2025 Annual Report is available in French on request from the company and is filed with and available through SEDAR+ at www.sedarplus.ca.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate on the record date, which is 15 days prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date[1] on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BN	New York
	BN	Toronto
Class A Preference Shares
Series 2	BN.PR.B	Toronto
Series 4	BN.PR.C	Toronto
Series 13	BN.PR.K	Toronto
Series 17	BN.PR.M	Toronto
Series 18	BN.PR.N	Toronto
Series 24	BN.PR.R	Toronto
Series 26	BN.PR.T	Toronto
Series 28	BN.PR.X	Toronto
Series 30	BN.PR.Z	Toronto
Series 32	BN.PF.A	Toronto
Series 34	BN.PF.B	Toronto
Series 36	BN.PF.C	Toronto
Series 37	BN.PF.D	Toronto
Series 38	BN.PF.E	Toronto
Series 40	BN.PF.F	Toronto
Series 42	BN.PF.G	Toronto
Series 46	BN.PF.I	Toronto
Series 48	BN.PF.J	Toronto
Series 51	BN.PF.K	Toronto
Series 52	BN.PF.L	Toronto
Series 54	BN.PF.M	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	15 days prior to the payment date	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 46, 48 and 54	15th day of March, June, September and December	Last day of March, June, September and December
Series 51	Last day of each month	12th day of following month
Series 52	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

234    BROOKFIELD CORPORATION

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M. Former President and Chief Executive Officer, General Electric Canada Company Inc., and former Vice-President, General Electric Company	Brian D. Lawson Vice Chair, Brookfield Corporation	Samuel J.B. Pollock Chief Executive Officer, Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.
Jeffrey M. Blidner Vice Chair, Brookfield Corporation	Howard S. Marks Co-chair, Oaktree Capital Management L.P.	Satish Rai Chair of Richcraft Properties and Vice-Chair of Forum Asset Management, and former Senior Advisor and Chief Investment Officer of OMERS
Jack L. Cockwell, C.M. Chair, Brookfield Partners Foundation	Hon. Frank J. McKenna, P.C., O.C., O.N.B. Chair, Brookfield Corporation and Deputy Chair, TD Bank Group	Ang Eng Seng Advisor of GIC, and former Chief Investment Officer of GIC Infrastructure Investments
Maureen Kempston Darkes, O.C., O.ONT. Former Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation	Rafael Miranda Former Chief Executive Officer, Endesa, S.A.	Diana L. Taylor Former Superintendent of Banks for the State of New York, Deputy Secretary to the Governor of New York and Chief Financial Officer for the Long Island Power Authority
Bruce Flatt Chief Executive Officer, Brookfield Corporation	Lord O’Donnell Ambassador, Frontier Economics Ltd.
Janice Fukakusa, C.M., F.C.P.A., F.C.A. Former Chief Administrative Officer and Chief Financial Officer, Royal Bank of Canada	Hutham S. Olayan Chair of the Shareholders Board of The Olayan Group, former Chair of the Corporate Board of The Olayan Group and former President and CEO of Olayan America
Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, President and Chief Financial Officer
Justin B. Beber, Chief Operating Officer
Cyrus Madon, Executive Chair

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
2025 ANNUAL REPORT    235

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BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
225 Liberty Street, 8th Floor
New York, NY
10281-1048
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas,
14.401
Parque da Cidade-Torre Paineira
15° andar
São Paulo–SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F, Tower C
One East, No. 768
South Zhongshan 1st Road
Huangpu District,
Shanghai, China
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 6101, 61/Floor
Two International Finance Centre
8 Finance Street
Central, Hong Kong
+852 3655.6800

REGIONAL OFFICES

North America

Bermuda
Brentwood
Calgary
Chicago
Dallas
Houston
Los Angeles
Stamford

South America

Bogotá

Europe / Middle East

Amsterdam
Dublin
Frankfurt
Luxembourg
Madrid
Paris
Stockholm
Zurich
Dubai
Riyadh

Asia Pacific

Sydney
Beijing
Hong Kong
Mumbai
Seoul
Shanghai
Singapore
Tokyo